TECHNICAL REPORT ON THE NECHALACHO DEPOSIT, THOR LAKE PROJECT, NORTHWEST TERRITORIES, CANADA

PREPARED BY

AVALON RARE METALS INC.

Report for NI 43-101

Authors:

Finley Bakker, P. Geo. (BC)
Brian Delaney, P. Eng. (Newfoundland and Labrador)
Bill Mercer, P Geol. (NWT)
Dezhi Qi, P. Eng. (Alberta)

Date: March 13, 2011

Document title:	Technical Report on the Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada

Authors:	Finley Bakker, P.Geo. (BC)

Brian Delaney, P. Eng. (Newfoundland and Labrador)

Bill Mercer, P. Geol. (NWT )

Dezhi Qi, P. Eng (Alberta)

Suite 1901, 130 Adelaide Street West
Toronto, Ontario, M5H 3P5

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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TABLE OF CONTENTS

1.	SUMMARY	1-1

	EXECUTIVE SUMMARY	1-1

	Introduction	1-1
	Conclusions	1-1
	Current Project Status	1-8
	Recommendations	1-8

2.	INTRODUCTION	2-1

	RARE EARTH ELEMENTS	2-3

	Sources of Information	2-6
	LIST OF ABBREVIATIONS	2-7

3.	RELIANCE ON OTHER EXPERTS	3-1

4.	PROPERTY DESCRIPTION AND LOCATION	4-1

	LOCATION	4-1

	LAND TENURE	4-1

	LEGAL AGREEMENTS, UNDERLYING ROYALTY INTERESTS	4-3

	LEGAL SURVEY	4-3

	ENVIRONMENTAL LIABILITIES	4-3

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

	ACCESSIBILITY	5-1

	CLIMATE	5-1

	LOCAL RESOURCES	5-2

	Infrastructure	5-2

	PHYSIOGRAPHY	5-3

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6.	HISTORY	6-1

7.	GEOLOGICAL SETTING	7-1

	REGIONAL GEOLOGY	7-1

	REGIONAL STRUCTURES	7-4

	DIABASE DYKES	7-5

	STRUCTURE AND TECTONICS	7-5

	LATE TECTONIC FAULTS	7-6

	LOCAL GEOLOGICAL SETTING	7-6

8.	DEPOSIT TYPES	8-1

	CHARACTERISTICS OF THE NECHALACHO DEPOSIT	8-2

9.	MINERALIZATION	9-1

	TABLE OF MINERALS AND COMPOSITIONS	9-1

10.	EXPLORATION	10-1

11.	DRILLING	11-1

	RECENT DRILLING	11-1

	RECENT AND FUTURE DRILLING	11-2

	CORE LOGGING AND CORE RECOVERY	11-5

	NITON HANDHELD ANALYZER FOR GRADE AND QUALITY CONTROL	11-7

12.	SAMPLING METHOD AND APPROACH	12-1

13.	SAMPLE PREPARATION, ANALYSES AND SECURITY SAMPLE	13-1

	SAMPLE PREPARATION AND STORAGE FOR CONVENTIONAL CORE	13-1

	Analytical Procedures	13-2
	CONCLUSIONS	13-5

14.	DATA VERIFICATION	14-1

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	QUALITY ASSURANCE / QUALITY CONTROL	14-1

	SPECIFIC GRAVITY MEASUREMENT	14-8

15.	OTHER PROPERTIES	15-1

16.	MINERAL PROCESSING AND METALLURGICAL TESTING	16-1

	METALLURGICAL TESTING	16-1

	MINERALOGY	16-1

	COMMINUTION	16-1

	FLOTATION	16-2

	HYDROMETALLURGY	16-2

17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1

	MINERAL RESOURCES	17-1

	Summary	17-1
	Resource Database	17-3
	Geological Modelling	17-5
	Composites	17-6

	STATISTICS	17-8

	Cut-Off Grade	17-11
	Specific Gravity	17-12
	Capping	17-15
	Database Validation	17-15
	Block Grade Estimation	17-15
	Interpolation	17-16
	Search Strategy	17-16
	Resource Classification	17-17
	Resource Estimate	17-18
	Conclusion	17-22

	MINERAL RESERVES	17-24

	Cut-off Grade	17-24
	Extraction and Dilution	17-26

	Conclusions	17-27

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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18.	OTHER RELEVANT DATA AND INFORMATION	18-1

	MINING OPERATIONS	18-1

	Mining Method	18-1
	Mine Design	18-3
	Geotechnical Analysis	18-4
	Underground Layout	18-9
	Stoping	18-12
	Underground Mobile Equipment	18-17
	Mine Infrastructure	18-18
	Electrical Distribution	18-19
	Ventilation	18-22
	Mine Air Heating	18-24
	Dewatering	18-26
	Backfill	18-27
	Mine Maintenance	18-28
	Fuel and Lubricants	18-29
	Miscellaneous	18-29
	Mine Development	18-31
	Production Schedule	18-32

	HEALTH AND SAFETY	18-34

	Future Mining	18-34

	MINERAL AND HYDROMETALLURGICAL PROCESSING	18-35

	Thor Lake Concentrator Process Description	18-35
	Proposed Process Facilities	18-35
	Process Design Criteria	18-36
	Assay and Metallurgical Lab	18-41

	TAILINGS MANAGEMENT FACILITIES	18-42

	Thor Lake Tailings Management Facility	18-42
	Pine Point Tailings Management Facility	18-45
	Thor Lake Infrastructure	18-51
	Surface Infrastructure	18-51
	Concentrate Storage – Thor Lake Site	18-51
	Temporary Ore and Waste Rock Storage	18-52
	Paste BackFill Plant	18-52
	Power Generation and Distribution	18-52
	Greywater and Sewage Treatment	18-54
	Administration and Dry Facilities	18-54

Technical Report 43-101 – March 13, 2011
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Warehouse	18-55
Maintenance Shop	18-55
Fuel Transportation and Storage	18-55
Parking	18-56
Accommodation, Bunkhouse and Catering	18-56
Site Roads	18-57
Access Road TLP to Dock	18-57
Annual Resupply	18-57
Surface Equipment	18-58
Dock Facility	18-61
Airstrip	18-64
Security	18-64
Medical Facility	18-65

PINE POINT INFRASTRUCTURE	18-65

Process Facility Site	18-65
Access Roads	18-65
Dock Facility	18-66
Concentrate Handling	18-67
Power	18-67
Surface Mobile Equipment	18-68
Airstrip at Pine Point	18-68
Medical Facilities	18-69
Shipping of Products	18-69

MARKETS	18-71

Price Forecast	18-71
Since July 2010	18-71
Rare Earth Supply	18-73
Rare Earth Demand	18-77
Rare Earth Element Pricing	18-80
Niobium	18-84
Zirconium	18-87
Tantalum	18-91
Marketing Conclusions	18-94

CONTRACTS	18-94

ENVIRONMENTAL CONSIDERATIONS	18-95

Thor Lake	18-95
Pine Point	18-101
Reclamation	18-105

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	Permitting	18-105
	Reclamation and Closure	18-106

	TAXES	18-108

	CAPITAL COST ESTIMATE	18-108

	Capital Cost Estimate Details	18-109

	OPERATING COST ESTIMATE	18-117

	Operating Cost Estimate Details	18-118

	ECONOMIC ANALYSIS	18-134

	Economic Criteria	18-134
	Cash Flow Analysis	18-137
	Sensitivity Analysis	18-137

19.	INTERPRETATION AND CONCLUSIONS	19-1

20.	RECOMMENDATIONS	20-1

21.	REFERENCES	21-1

22.	DATE AND SIGNATURE PAGE	22-1

23.	CERTIFICATES OF QUALIFIED PERSONS	23-1

24.	APPENDIX A – BLOCK MODEL DRILL SECTIONS	24-1

25.	APPENDIX B – NECHALACHO DEPOSIT DRILL HOLE COLLAR LOCATIONS	25-1

26.	APPENDIX C – NECHALACHO DRILL HOLE INTERCEPTS IN BASAL ZONE, IN DRILLED WIDTH	26-1

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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LIST OF TABLES

Table 1-1	Summary of Mineral Resources	1-2

Table 1-2	Project Advancement Budget	1-9

Table 2-1	Rare Earth Element Data	2-5

Table 2-2	Rare Earth Element Applications	2-6

Table 4-1	Mineral Lease Summary	4-1

Table 4-2	Mineral Claims Summary	4-1

Table 8-1	Rock Types	8-3

Table 9-1	Average Percent of Ore Minerals	9-2

Table 9-2	Percent of Rock or Concentrate	9-2

Table 9-3	Percent of Ore Minerals	9-3

Table 11-1	Niton Test Analyses	11-6

Table 12-1	Drill Core Summary	12-1

Table 12-1	List of Holes with Geotechnical Logs	12-4

Table 13-1	Laboratory Summary	13-3

Table 13-2	Oxide Conversions	13-5

Table 14-1	Statistics of QAQC Control Samples, L09-137 to L10-311	14-1

Table 14-2	Relative Standard Deviations, Standard AVL-H (2007-2010)	14-2

Table 14-3	Relative Difference of Means of Analyses to Mean of All Laboratories.	14-3

Table 16-1	Flotation and Hydrometallurgical Recoveries	16-4

Table 17-1	Mineral Resource Summary	17-2

Table 17-2	Drill Hole Information for this Resource Estimate	17-3

Table 17-3	Assay Summary	17-4

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Table 17-4	Sample Information	17-5

Table 17-5	Raw Assay and Composite Descriptive Statistics	17-8

Table 17-6	Calculation Metal Values	17-12

Table 17-7	Statistics of Specific Gravity by Lithology	17-14

Table 17-8	Statistics of Specific Gravity (AlS Chemex)	17-14

Table 17-9	Block Model Coordinates	17-16

Table 17-10	Calculation Metal Values	17-17

Table 17-11	Reclassification of Resource Categories	17-18

Table 17-12	Detailed Resource Breakdown by Cutoffs	17-19

Table 17-13	Indicated Mineral Resources	17-21

Table 17-14	Inferred Mineral Resources	17-22

Table 17-12	Mineral Reserves	17-24

Table 17-13	Recovery Assumptions for Reserve Estimate	17-25

Table 17-14	Product Prices for Cut-Off Grade	17-25

Table 17-15	Operating Cost Estimate	17-26

Table 18-1	Development Length and Sizes	18-11

Table 18-2	Development Tonnage Breakdown	18-12

Table 18-3	Annual Haulage Distance and Tonnage	18-14

Table 18-4	Underground Mobile Equipjment at 1,000 TPD	18-17

Table 18-5	Additional Underground Mobile Equipment at 2,000 TPD	18-18

Table 18-6	Estimated Electrial Load at 1,000 TPD	18-20

Table 18-7	Estimated Electrial Load at 2,000 TPD	18-21

Table 18-8	Mine Ventilation Quantity at 1,000 TPD	18-23

Technical Report 43-101 – March 13, 2011
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Table 18-9	Mine Ventilation Quantity at 2,000 TPD	18-25

Table 18-10	Life of Mine Development Schedule	18-31

Table 18-11	Mine Production Forecast	18-33

Table 18-12	Principal Process Design Criteria	18-37

Table 18-12	(Cont’d) Principal Process Design Criteria	18-38

Table 18-13	Power Demand	18-52

Table 18-14	Annual Reagent Needs	18-58

Table 18-15	Surface Equipment Fleet	18-60

Table 18-16	Hydrometallurgical Plant Electrical Load	18-68

Table 18-17	Surface Mobile Equipment at Pine Point	18-70

Table 18-18	Distribution of Rare Earths by Source –China	18-75

Table 18-18	Rare Earth supply – 2008	18-76

Table 18-20	Rare Earth Demand by Application and Region – 2008	18-78

Table 18-21	Supply and Demand for Rare Earths 2014 – 2015	18-79

Table 18-22	Proposed New REO Proejcts (Excluding Avalon) 2010 – 2014	18-80

Table 18-23	2010 Versus 2014 FOB Prices for REO	18-83

Table 18-24	World Niobium Production	18-85

Table 18-25	Historic Chinese Export Price for Zirconia	18-90

Table 18-26	Prices for Zirconium Oxychloride, China (36% Min. Contained ZRO2)	18-90

Table 18-27	Zirconia Prices, FOB China	18-91

Table 18-28	Closure Cost Estimate	18-107

Table 18-29	NWT Mining Royalty	18-108

Table 18-30	Capital Cost Estimate	18-109

Technical Report 43-101 – March 13, 2011
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Table 18-31	Mine Capital Cost Estimate	18-110

Table 18-32	Concentrator Capital Cost Estimate	18-111

Table 18-33	Surface Infrastructure Capital Cost Estimate	18-112

Table 18-34	Hydrometallurgical Plant Capital Cost Estimate	18-112

Table 18-35	First Fills and Containers Capital Cost Estimate	18-113

Table 18-36	Indirect Cost Estimate	18-114

Table 18-37	Contingency and Other Capital Cost Estimates	18-115

Table 18-37	Contingency Allowance	18-116

Table 18-39	Operating Cost Estimate	18-117

Table 18-40	Underground Mine Cost Summary	18-120

Table 18-41	Mine Cost Details	18-122

Table 18-42	Mill Cost Details	18-123

Table 18-43	Surface Plant Costs	18-124

Table 18-44	Administration Costs	18-125

Table 18-45	Sales and Marketing Costs	18-126

Table 18-46	Product Shipping Cost Estimate Details	18-127

Table 18-47	Rail Car Load Limits	18-128

Table 18-48	REO Shipping to China	18-128

Table 18-49	REO Shipping to Chicago	18-129

Table 18-50	Tantalum Shipping to China	18-129

Table 18-51	Power Generation Costs	18-130

Table 18-52	Summer Freight Costs	18-131

Table 18-53	Pine Point Administration Costs	18-132

Technical Report 43-101 – March 13, 2011
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Table 18-54	Pine Point Surface Plant Costs	18-133

Table 18-55	Hydrometalurgical Plant Costs	18-134

Table 18-56	Cash Flow Summary	18-136

Table 18-57	Sensitivity Analysis	18-139

Table 19-1	Summary of Mineral Resources	19-1

Table 20-1	Project Advancement Budget	20-2

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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LIST OF FIGURES

Figure 2-1	Property Location Map	2-2
Figure 2-2	Project Sites, Thor Lake and Pine Point	2-3
Figure 2-3	Rare Earth Elements in the Periodic Table	2-4
Figure 4-1	Property Map	4-2
Figure 7-1	Regional Geology	7-1
Figure 8-1	Isopach Map with Thickness of the Basal Zone	8-2
Figure 9-1	TREO, HREO, HREO/TREO Against Elevation (z1)	9-4
Figure 14-1	Analyses of Total Rare Earth Elements, Acme vs ALS	14-4
Figure 14-2	Analyses of Total Heavy Rare Earth Elements, Acme vs ALS	14-5
Figure 17-1	Distribution of REO Compared to Depth	17-7
Figure 17-2	Weighing of Sample in Air	17-13
Figure 17-3	Weighing of Sample in Water	17-13
Figure 17-4	Density Measurements ALS-Chemex Versus Avalon	17-15
Figure 17-5	Global Variogram of HREO	17-16
Figure 17-6	Ore Zones by Domain	17-18
Figure 17-7	Outline of Area of Indicated and Inferred Resources	17-23
Figure 18-1	Thor Lake Site Layout	18-2
Figure 18-2	Pine Point Site Layout	18-3
Figure 18-4	Mine Layout	18-8
Figure 18-5	Mine Development Schematic	18-10
Figure 18-6	Cut and fill Stoping (Primary Stopes)	18-15
Figure 18-7	Longhole Stoping (Secondary Stopes)	18-15
Figure 18-8	Flotation Plant Flowsheet	18-39
Figure 18-10	Thor Lake Temporary Barge Dock Option	18-62
Figure 18-11	Rare Earth Demand by End Use Application – 2008	18-77
Figure 18-12	Forecast REO Demand by Application	18-78
Figure 18-13	ZOC and ZBC Applications	18-87
Figure 18-14	Zircon Demand Patterns, 2000 to 2012	18-88
Figure 18-15	Zirconium Chemical Demand – 2015	18-89
Figure 18-16	Tantalum Markets – 2007	18-92
Figure 18-17	Historic Tantalum Demand	18-92
Figure 18-18	Forecast Tantalum Supply/Demand to 2012	18-93
Figure 18-19	Sensitivity Analysis	18-138

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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LIST OF APPENDICES

APPENDIX A	Block Model Drill Sections	24-1 to 24-6

APPENDIX B	Nechalacho Deposit Drill Hole Collar Locations	25-1 to 25-6

APPENDIX B	Nechalacho Drill Hole Intercepts in Basal Zone	26-1 to 26-6

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1.	SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

The purpose of this report, prepared by Avalon Rare Metals Inc. (Avalon), is to update the Mineral Resources estimates for the Nechalacho deposit, Thor Lake Project Northwest Territories, Canada. This report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

Starting in 1976, the Thor Lake Property (TLP) has been explored by a number of companies for rare earth elements (REEs), niobium and tantalum. In May 2005, Avalon purchased from Beta Minerals Inc. a 100% interest and full title, subject to royalties, to the Thor Lake property. Wardrop Engineering Inc. (Wardrop) completed a Preliminary Assessment of the Project in 2006. Scott Wilson Roscoe Postle Associates Ltd. (Scott Wilson RPA) completed a Prefeasibility Study (PFS) in 2010 which covered a review of the most recent Resource Estimate at that time, mine design, design of concentrator and hydrometallurgical plant, cost estimation and economic analysis. Avalon is exploring and developing the property with the objective of developing a rare earth and rare metal mine and processing facility,

The Project comprises:

•	An undeveloped Rare Earths and Rare Metals deposit hosted in a peralkaline syenite
•	An exploration camp, with facilities suitable for summer and winter diamond drill programs
•	12 million tonnes of Mineral Reserves of REEs, zirconium, niobium and tantalum
•	Potential development of an underground mining operation with an 18 year mine life at 730,000 tpa.
•	Significant additional Mineral Resources extending laterally within and beyond the Mineral Reserves.

CONCLUSIONS

The drilling completed since the PFS has resulted in the estimated mineral resources as indicated in the Table 1-1.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 1-1

Table 1-1       Summary of Mineral Resources

BASAL ZONE RESOURCES
INDICATED
AREA	Tonnes (millions)	TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
Tardiff Lake	41.55	1.61	0.34	20.61	2.99	0.41	397	2.07
West Long Lake	15.94	1.42	0.31	21.01	2.99	0.38	392	1.85
TOTAL	57.49	1.56	0.33	20.72	2.99	0.40	396	2.01

INFERRED
Tardiff Lake	19.34	1.66	0.36	20.54	3.08	0.42	423	2.14
Thor Lake	79.27	1.30	0.24	18.80	2.78	0.37	338	1.71
West Long Lake	8.98	1.17	0.21	17.12	2.71	0.33	347	1.56
TOTAL	107.59	1.35	0.26	18.97	2.83	0.37	354	1.77

UPPER ZONE RESOURCES
INDICATED
AREA		TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
Tardiff Lake	23.63	1.50	0.15	10.44	2.09	0.32	194	1.89
West Long Lake	7.02	1.40	0.13	9.63	2.14	0.27	186	1.77
TOTAL	30.64	1.48	0.15	10.26	2.10	0.31	192	1.86

INFERRED
Tardiff Lake	28.66	1.34	0.12	9.19	1.96	0.32	175	1.71
Thor Lake	81.66	1.24	0.12	9.72	2.54	0.36	206	1.65
West Long Lake	5.67	1.34	0.12	9.44	1.95	0.26	170	1.68
TOTAL	115.98	1.27	0.12	9.57	2.37	0.34	196	1.67

TOTAL COMBINED INDICATED
AREA		TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
UPPER AND BASAL	88.13	1.53	0.26	17.08	2.68	0.37	325	1.96
TOTAL COMBINED INFERRED
UPPER AND BASAL	223.57	1.31	0.19	14.10	2.59	0.36	272	1.72

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203 and Lu203.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La203, Ce203, Pr203, Nd203 and Sm203.
4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010. Some of these prices are higher and some are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure.

5.	Mineral Resources are undiluted.
6.
A cut-off NMR grade of $260 Can was used for the base case. NMR is defined as "Net Metal Return" or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and processing costs.

7.	An exchange rate of 1.11 was used.

Technical Report 43-101 – March 13, 2011
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8.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
9.
TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.

10.
The two main differences to previous estimates were that eight composites were used per block, versus 15 in the estimate released in July 19, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.

In the opinion of Avalon, the increased Indicated Mineral Resources justify a new estimation of the Mineral Reserves on the property, including development of a new mine plan. The Mineral Reserves that have been estimated previously are restricted to the Basal Zone of the Nechalacho deposit.

PFS Conclusions

In the opinion of Avalon the following conclusions from the PFS completed by Scott Wilson RPA remain valid.

Positive economic results can be obtained for the Thor Lake Project, in a scenario that includes underground mining, preparation of a bulk concentrate at Thor Lake, and hydrometallurgical processing at a plant to be constructed at Pine Point. The final products will be a mied rare earth oxide concentrate, a zirconium oxide concentrate, a niobium oxide concentrate, and a tantalum oxide concentrate.

Geology and Mineral Resources

•
An extensive diamond drilling program by Avalon has defined two layers of REE mineralization at the Nechalacho Deposit, known as the Upper and Basal Zones. The latter is preferentially enriched in heavy rare earth elements.  This deposit is genetically-related to a peralkaline intrusion called the Thor Lake Syenite and it displays features that reflect magmatic segregation and layering as well as hydrothermal/metasomatic overprinting.  This deposit type is not common and Avalon has secured the services of people that are skilled at drilling, logging, sampling and modelling this type of deposit.

•
The Mineral Reserves have not been updated as a new mine plan is required. As a result, the portion of the Indicated Mineral Resources in the Basal Zone that form the basis of the Mineral Reserves were estimated by Scott Wilson RPA (2010) to be 14.5 million tonnes, at an average grade of 1.82% TREO including 0.40% HREO, 3.38% ZrO2, 0.44% Nb2O5 and 0.043% Ta2O5.

Technical Report 43-101 – March 13, 2011
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•
Avalon created an economic model using metal prices, the effects of payable percentages, flotation and hydrometallurgical recoveries, and any payable NSR Royalties. The net revenue generated by this model is termed the Net Metal Return (NMR). Operating cost estimates used in the latest PFS average C$260/tonnes (which is roughly 0.8% TREO), and this value has been applied as a break-even cut-off for the resource estimate. Included in the Resource calculation is the TREO equivalent which is based on metal prices and is similar to NMR.

•
Avalon has created a set of internal standards for use in assessing the accuracy of the assaying process.  These standards, which have been certified as acceptable by an independent third party, are part of Avalon’s comprehensive QA/QC program involving blanks, standards and duplicates.  A number of samples have been rejected and re-ran at the lab following the assessment of the values returned for the QA/QC samples and Avalon is of the opinion that the database is valid and suitable for use in resource estimation.  Independent validation using assay certificates sent directly from the lab has shown that the database values are correct.

•
Scott Wilson RPA, for the recent PFS NI 43-101 report,  and various other firms and independent consultants have reviewed the methods and procedures utilized by Avalon at the Nechalacho Deposit to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a development project.

•	The mining, processing, infrastructure, economics and marketing information as previously described by Scott Wilson RPA has not changed and are repeated or summarized from the previous report.

Mining

•
The Probable Mineral Reserves, have not been updated, and were previously estimated by Scott Wilson RPA (2010) to be 12.0 million tonnes with grades of 1.71% TREO, including 0.38% HREO, 3.16% ZrO2, 0.41% Nb2O5, and 0.041% Ta2O5.  Mineral Reserves were estimated at a cut-off value based on a net metal value of C$260 per tonne.  Mineral Reserves are based on an underground mine design and stope schedule.

•
The deposit is relatively flat-lying, and will be mined with a combination of long hole stoping and drift and fill stoping.  The minimum thickness used in the development of the Mineral Reserve estimate was five metres.

•	The dilution is estimated to be 15%. This includes low grade, waste and inferred mineral resources within the planned stope outlines.

Technical Report 43-101 – March 13, 2011
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•	The stope schedule was developed on the basis of mining the highest grade stopes first. Further refinement of the stope schedule may lead to small increases in feed grades in the early years.

•
Mining of the secondary stopes is dependent upon the use of a suitable backfill, assumed to be paste fill with 4% cement added as a binder.  Testwork to demonstrate that a suitable paste fill can be generated from the tailings has yet to be completed.

Processing – Concentrator

•
Mineral processing testwork indicates that the TREO, ZrO2, Nb2O5 and Ta2O5 can be recovered in a flotation circuit after crushing and grinding to 80% minus 38 µ with recoveries of 80% of the TREO, 90% of the zirconium oxide, 69% of the niobium oxide and 63% of the tantalum oxide to a flotation concentrate.  The processing circuit also includes magnetic and gravity separation stages.  The design basis for the PFS was to take 18% of the feed to the concentrate.

•	The concentrate will be stored in covered containers at Thor Lake and shipped to the hydrometallurgical facility at Pine Point each summer using barges to cross Great Slave Lake.

•	Tailings from the flotation plant will be stored in a Tailings Management Facility (TMF) located north-east of the mill site.

Processing – Hydrometallurgical Plant

•
Metallurgical process testwork for the extraction of the TREO, zirconium oxide, niobium oxide and tantalum oxide from the flotation concentrate was carried out and the recoveries of 96% of the TREO, 93% of the zirconium oxide, 82% of the niobium oxide and 60% of the tantalum oxide were demonstrated in the laboratory.

•
The hydrometallurgical plant will consist of a concentrate “cracking” process, using a combination of acid baking, caustic cracking, and leaching using sulphuric acid and sodium hydroxide as the primary reagents.

•
The hydrometallurgical process plant will consume a significant quantity of reagents, which are brought to site by rail to Hay River and then by truck to the plant.  A stand-alone sulphuric acid plant is included to provide acid for the process.

•	The products from the hydrometallurgical plant will be a mixed rare earth oxides concentrate, and separate zirconium oxide, niobium oxide and tantalum oxide concentrates.

Technical Report 43-101 – March 13, 2011
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Page 1-5

•
The products will be shipped in one tonne capacity plastic sacks on pallets (or steel drums for the tantalum oxide) and will be taken by truck to the rail head at Hay River and then by rail to Vancouver or to a central location in the USA.

•
Tailings from the hydrometallurgical process will be stored in a TMF to be constructed on top of the existing tailings facility near the plant site.  It is envisioned that tailings from the Project will be kept separated from the historical tailings by a plastic liner.

•
Pine Point was selected as a reasonable location within the NWT for the hydrometallurgical facility, due to the existing disturbance at the brown-field site, reasonable logistics for concentrate and reagent transportation, and access to infrastructure.  Both Avalon’s aboriginal partners and the Government of the NWT have expressed a preference for keeping the hydrometallurgical plant in the north.

Infrastructure – Thor Lake

•
The Thor Lake site is isolated and access will be limited to year-round aircraft, and summer barges.  Winter ice roads on Great Slave Lake are also feasible, but are not included as an integral part of the PFS.

•	A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake.

•	A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the TMF and the barge dock on Great Slave Lake will be developed.

•
The initial site power will be provided by a 4.7 MW capacity diesel generating station.  This will be expanded to 8.4 MW as part of the planned increase in production rate.  The diesel plant design is based upon having two spare units at any given time.

Infrastructure – Pine Point

•	The Pine Point site is accessible by all-weather roads and highways.

•	A temporary barge dock and yard at the shore of Great Slave Lake will be developed for the movement of concentrate and supplies.

•	Offices, shops, yards, and access roads to the TMF and the temporary barge dock on Great Slave Lake will be developed.

•	Power will be taken from the southern NWT power grid, with hydroelectricity taken from the Taltson Dam hydroelectric facility.

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•	The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

Environment

•	Baseline studies have been completed for the Project locations.

•
Avalon has prepared and submitted a project description report, completed preliminary screening and commenced the Environmental Assessment process necessary for the permit application process in the NWT.

•	Rock characterization studies indicate that the rock is not an acid producer.

•
Nechalacho mineralization has uranium levels that are higher than average naturally occurring granite, but below levels typically experienced in other rare earth deposits.  The thorium levels in the Nechalacho deposit are anomalous, but given the lower radioactivity equivalency of thorium relative to uranium, the overall effect of typical Nechalacho mineralization as a rock mass is predicted to be very low. The rare earth concentration process planned at the Flotation Plant will concentrate the rare earths, including the low levels of thorium in the rock minerals.  The overall radiation level in the concentrate is expected to be below Canadian TDGR regulations, and will not require special handling as Dangerous Goods.

Economics

•
The metal prices used in this study are the same as those utilized in the PFS. At the time Scott Wilson RPA noted that the prices were higher than current prices of the time. Subsequent to this, current prices have increased, and in many cases are higher than those utilized in the PFS. The prices are based on independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014.  Since the Project schedules production commencing in 2014, and given that current prices are, in many cases, higher than those utilized, Avalon is of the opinion that these long-term price forecasts utilized by Scott Wilson RPA are a reasonable basis for estimation of Mineral Reserves.

•
Production rates selected for the Project were market-driven, with consideration for limiting production to a portion of forecast demand growth for rare earths, to avoid disturbing the current market balance.  Given the extent of the Nechalacho deposit resources, a significantly higher production rate would be reasonable, absent this market constraint. Scott Wilson RPA expects that significant improvements in Project economics could be realized in a higher production rate scenario.

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•	Income taxes and NWT mining royalties on the Project are dependent on the selected method of depreciation of capital, and may also be reduced by application of credits accumulated by Avalon.

•
A work-in-process capital allowance has been included in the Project cash flow, representing delays in realization of revenue from Project products.  This delay has been assumed to average two months.  As the Project is advanced, and commercial terms established, this assumption may change, with a corresponding effect on Project economics.

CURRENT PROJECT STATUS

The Nechalacho deposit is located on the Thor Lake property, in Canada’s Northwest Territories, 100 km southeast of the capital city of Yellowknife within the Mackenzie Mining District. The property consists of five contiguous mineral leases and three claims all of which are in good standing.

Presently Avalon is exploring and developing the Nechalacho Rare Earth and Rare Metal deposit on the property by, among other activities:

•	conducting on-going drill programs with two drills at site both for resource definition and collection of metallurgical samples,
•	contracting metallurgical testwork at the bench scale and pilot plant scale,
•	commencing a feasibility study, including engineering work, and
•	undertaking the environmental permitting process for a mine at the location and a hydrometallurgical plant in the Pine Point area.

RECOMMENDATIONS

The authors of the report recommend that Avalon advance the Thor Lake Project to the Feasibility Study stage and continue the NWT permitting process.  Specific recommendations by area are as follows.

Geology and Mineral Resources

The authors make the following recommendations:

•	Continue exploration drilling at the Nechalacho Deposit to define the new areas of mineralization.
•	Continue in-fill drilling to upgrade Indicated Resources to Measured Resources and upgrade Inferred Resources to Indicated Resources.

Technical Report 43-101 – March 13, 2011
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•
Drill additional drill holes at appropriate angles to assess the nature and significance of the sub-vertical structures since these features may have an effect on the grade distribution and continuity, both of which may affect mining.

Mining

The authors make the following recommendations:

•	Revise the mine plan, and develop a new estimate of the mineral reserves based on this mineral resource estimate.
•	Complete a revision of the economics of the deposit recognising the potential for a larger and higher grade Mineral Reserve.
•	Proceed to a full Project Feasibility Study.
•	The recommended budget is given below in Table 20-1.

Table 1-2      Project Advancement Budget
Avalon Rare Metals Inc. – Thor Lake Project

Item	Cost (C$ millions)
Exploration/Upgrade Drilling and Geology	19.5
Metallurgical Testwork	5.0
Technical Studies and Support	4.0
Environmental Work	2.0
Sales and Marketing	1.5
Administration	11.5
Total	43.5

Technical Report 43-101 – March 13, 2011
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2.	INTRODUCTION

This report was prepared for disclosure of the results of the updated Mineral Resource estimate completed by Avalon geologists for the Nechalcaho deposit, Thor Lake project, Northwest Territories, Canada.  The mineral resources and mineral reserves stated in this report have been estimated in accordance with the Standards for Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP dated December 23, 2005.

Avalon is a Canadian mineral exploration and development company with a primary focus on the rare metals and minerals, headquartered in Toronto, Ontario, Canada.  Avalon trades on the Toronto Stock Exchange (TSX) and the NYSE AMEX under the symbol AVL.

Starting in 1976, the TLP has been explored by a number of companies for REEs, Niobium and Tantalum. In May 2005, Avalon purchased from Beta Minerals Inc. a 100% interest and full title, subject to royalties, to the Thor Lake property. Wardrop completed a Preliminary Assessment of the Project in 2006. A PFS commenced in 2009 led by Scott Wilson RPA, which covered a review of the most recent Resource Estimate, mine design, design of concentrator and hydrometallurgical plant, cost estimation and economic analysis. The Project comprises:

•	An undeveloped Rare Earths and Rare Metals deposit
•	An exploration camp, with facilities suitable for summer and winter diamond drill programs
•	12 million tonnes of Mineral Reserves of REEs, Zirconium, Niobium and Tantalum
•	Potential development of an underground mining operation with an 18 year mine life at 730,000 tpa.
•	Significant additional Mineral Resources extending laterally within and beyond the Mineral Reserves.

The PFS assumes that the ore will be concentrated at Thor Lake and barged across the Great Slave Lake (GSL) to Pine Point for hydrometallurgical processing.  The two sites are shown in Figure 2-2.

Technical Report 43-101 – March 13, 2011
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Figure 2-1       Property Location Map

SCOTT WILSON RPA www.scottwilson.com

Figure 2-1
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
Property Location Map
Arctic Ocean
Beaufort Bay
Banks Island
Victoria Island
Melville Island
Parry Channel
Viscount Melville Sound
Amundsen Gulf
Somerset Island
Prince of Wales Island
Devon Island
Ellesmere Island
Great Bear Lake
Great Slave Lake
Nunavut
Northwest Territories
Yukon Territory
British Columbia
Alberta
Saskatchewan
Yellowknife
THOR LAKE PROJECT
PINE POINT PROCESS SITE
Legend:
Territorial Capital
Cities
Provincial & Territorial Boundaries
Primary Roads
Minor Primary Roads
0 75 150 Miles
0 75 150 KM
July 2010

2-2

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Figure 2-2       Project Sites, Thor Lake and Pine Point

RARE EARTH ELEMENTS

Rare earth elements comprise 15 lanthanide series elements in the periodic table (atomic numbers 57 through 71), and yttrium (atomic number 39). The locations of the rare earth elements and other products of the PFS are shown in the periodic table in Figure 2-3. The rare earth elements are divided into two groups:

•	The Light Rare Earth Elements (LREE) or cerics, comprising of Ce, Pr, Nd, Pm, and Sm, and
•	The Heavy Rare Earth Elements (HREE) or yttrics, comprising of Y, Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb and Lu

Those elements possessing an even atomic number tend to more plentiful than their odd-numbered neighbours and are preferred for commercial use.  Despite their name, rare earths have a relatively high crustal abundance. However, economic concentrations of rare earth deposits are scarce. Chemical data for the rare earth elements are shown in Table 2-1.

Technical Report 43-101 – March 13, 2011
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LREO and HREO refer to oxides of light and heavy rare earth elements respectively.  In this document, TREO refers to LREOs and HREOs collectively.

Figure 2-3       Rare Earth Elements in the Periodic Table

Technical Report 43-101 – March 13, 2011
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Table 2-1        Rare Earth Element Data
Avalon Rare Metals Inc – Thor Lake Project

Classification	Symbol	Atomic Number	Valence	Atomic Weight	Crustal Abundance (ppm)	Oxides
Cerium Group (light rare earths)
Lanthanum	La	57	3	138.92	29	La2O3
Cerium	Ce	58	3,4	140.13	70	Ce2O3
Praseodymium	Pr	59	3,4	140.92	9	Pr2O3
Neodymium	Nd	60	3	144.92	37	Nd2O3
Promethium1	Pm	61	3	145	-	none
Samarium	Sm	62	2,3	150.43	8	Sm2O3
Europium	Eu	63	2,3	152	1.3	Eu2O3
Gadolinium	Gd	64	3	156.9	8	Gd2O3
Yttrium Group (heavy rare earths)
Yttrium	Y	39	3	88.92	29	Y2O3
Terbium	Tb	65	3,4	159.2	2.5	Tb2O3
Dysprosium	Dy	66	3	162.46	5	Dy2O3
Holmium	Ho	67	3	164.92	1.7	Ho2O5
Erbium	Er	68	3	167.2	3.3	Er2O3
Thulium	Tm	69	3	169.4	0.27	Tm2O3
Ytterbium	Yb	70	2,3	173.04	0.33	Yb2O3
Lutetium	Lu	71	3	174.99	0.8	Lu2O3
1Does not occur in nature. It is radioactive and unstable.

Applications of Rare Earth Elements

Rare earth elements are used in numerous applications in electronics, lighting, magnets, catalysts, high performance batteries and other advanced materials products. They are essential in these applications, with little to no potential for substitution by other materials. In some applications, selected rare earths may be substituted for each other, although with possible reductions in product performance. Table 2-2 illustrates some of the major applications for the rare earths to be produced at the Thor Lake Project.

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Table 2-2       Rare Earth Element Applications
Avalon Rare Metals Inc. – Thor Lake Project

Rare Earths	Application	Demand Drivers
Nd, Pr, Sm, Tb, Dy	Magnets	Computer hard drives, consumer electronics, voice coil motors, hybrid vehicle electric motors, wind turbines, cordless power tools, Magnetic Resonance Imaging, and maglev trains

La, Ce, Pr, Nd	LaNiMH Batteries	Hybrid vehicle batteries, hydrogen absorption alloys for re-chargeable batteries

Eu, Y, Tb, La, Ce	Phosphors	LCDs, PDPs, LEDs, energy efficient fluorescent lamps

La, Ce, Pr, Nd	Fluid Cracking Catalysts	Petroleum production – greater consumption by ‘heavy’ oils and tar sands

Ce, La, Nd	Polishing Powders	Mechano-chemical polishing powders for TVs, computer monitors, mirrors and (in nano-particulate form) silicon chips

Ce, La, Nd	Auto Catalysts	Tighter NOx and SO2 standards – platinum is re-cycled, but for rare earths it is not economic

Ce, La, Nd,	Glass Additive	Cerium cuts down transmission of UV light, La increases glass refractive index for digital camera lens

Er, Y, Tb, Eu	Fibre Optics	Signal amplification

Source: Avalon Rare Metals Inc.

SOURCES OF INFORMATION

Avalon geologists have been present at the field site for some nine months per year since 2007 supervising drilling operations and completing geological mapping. The geological description is the result of this work. The documentation reviewed, and other sources of information, are listed in the References section the end of this report.

This report was prepared using internal information from Avalon as well as the previously released Scott Wilson RPA NI 43-101 report (2010).

Technical Report 43-101 – March 13, 2011
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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	km	kilometre
°C	degree Celsius	km/h	kilometre per hour
µg	microgram	km2	square kilometre
a	annum	L	litre
C$	Canadian dollars	L/s	litres per second
cm	centimetre	m	metre
cm2	square centimetre	M	mega (million)
d	day	m2	square metre
dia.	diameter	m3	cubic metre
dmt	dry metric tonne	min	minute
g	gram	MASL	metres above sea level
G	giga (billion)	mm	millimetre
gal	Imperial gallon	ppm	part per million
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
HREO	sum of the concentration of rare earth elements with higher atomic number from europium to lutetium, plus yttrium, expressed as oxides	tpd	metric tonne per day
k	kilo (thousand)	TREO	total rare earth oxides (sum of the concentrations of all rare earth elements expressed as oxides, including yttrium
kcal	kilocalorie	US$	United States dollar
kg	kilogram	wmt	wet metric tonne
		yr	year

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3.	RELIANCE ON OTHER EXPERTS

This report has been prepared by Avalon.  The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to Avalon at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information of Avalon and other third party sources.

The authors of this report have reviewed the material in the previous NI 43-101 (Scott Wilson RPA, 2010) and where incorporated, agree that the material and conclusions are reasonable and suitable for use in this resource estimation report.

Except for the purposes legislated under provincial securities laws any use of this report by any third party is at that party’s sole risk.

Technical Report 43-101 – March 13, 2011
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Page 3-1

4.	PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Nechalacho deposit is located on the Thor Lake property, in Canada’s Northwest Territories, 100 km southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake.  The property is within the Mackenzie Mining District of the Northwest Territories and Thor Lake is shown on National Topographic System (NTS) map sheet 85I/02 at approximately 62°06’30’’N and 112°35’30’’W (6,886,500N, 417,000E – NAD83).

LAND TENURE

The Thor Lake property consists of five contiguous mineral leases (totaling 4,249 ha, or 10,449 acres) and three claims (totaling 1,869 ha, or 4,597 acres) (Figure 4-1).   Pertinent data for the mining leases are shown in Table 4-1 while the mineral claims data are shown in Table 4-2.

Table 4-1       Mineral Lease Summary
Avalon Rare Metals Inc. – Thor Lake Project

Lease Number	Area (ha)	Legal Description	Effective Date	Expiration Date
3178	1,053	Lot 1001, 85 I/2	05/22/1985	05/22/2027
3179	939	Lot 1000, 85 I/2	05/22/1985	05/22/2027
3265	367	Lot 1005, 85 I/2	03/02/1987	03/02/2029
3266	850	Lot 1007, 85 I/2	03/02/1987	03/02/2029
3267	1,040	Lot 1006, 85 I/2	03/02/1987	03/02/2029
Total	4,249

Table 4-2         Mineral Claims Summary
Avalon Rare Metals Inc. – Thor Lake Project

Mineral Claim Number	Mineral Claim Name	Claim Sheet Number	Mining District
K12405	Angela 1	85I2	Mackenzie
K12406	Angela 2	85I2	Mackenzie
K12407	Angela 3	85I2	Mackenzie

Technical Report 43-101 – March 13, 2011
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Page 4-1

Figure 4-1      Property Map

SCOTT WILSON RPA www.scottwilson.com

415,000m E
420,000m E
425,000m E
6,895,000m N
6,890,000m N
6,885,000m N
6,880,000m N
NORTHWEST TERRITORIES
PROJECT LOCATION
N
THOR LAKE PROPERTY
3,179
3,265
K12405
Thor Lake
3,178
3,267
K12406
3,266
K12407
0 1000 2000 3000 4000
Metres
NAD27, Zone 12
NTS Sheet: 85I/2 & 85I/1
HEARNE CHANNEL
(Great Slave Lake)
Legend:
Property Boundary
Mining Claim
Mining Lease
BLANCHET ISLAND
Avalon Rare Metals Inc.
Thor Lake Project
Northwest Territories, Canada
Property Map
July 2010
Map Source: © Her Majesty the Queen, 1955.

Figure 4-1

4-4

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The mining leases have a 21-year life and each lease is renewable in 21-year increments.  Annual payments of $2.47/ha ($1.00 per acre) are required to keep the leases in good standing.  Avalon owns 100% of all of the leases subject to various legal agreements described below.

The mineral claims, with an anniversary date of October 24th, are active pending approval of the submitted airborne geophysics assessment report. Approval of the report would result in the claims being valid to October 24, 2013. Should the report not be accepted, Avalon would have the option of paying cash in lieu to maintain the claims. However, Avalon has no reason to believe that the assessment report will not be accepted.

The Nechalacho deposit, including the mineral resources and reserves, is located wholly within Mineral Lease 3178 (see also Figure 11-1). Another, smaller mineralized zone, not the subject of this Report, the T Zone, is located within Mineral Lease 3179.

LEGAL AGREEMENTS, UNDERLYING ROYALTY INTERESTS

Two underlying royalty agreements exist on the Thor Lake property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement, both of which originated with Highwood Resources Ltd. (Highwood), the original developer of the property.

The Murphy Royalty Agreement, signed in 1977, entitles J. Daniel Murphy to a 2.5% Net Smelter Return (NSR) payments.  The Murphy Royalty Agreement applies to the entire Thor Lake property and the royalty is capped at an escalating amount indexed to inflation.  The Calabras/Lutoda Royalty Agreement, signed in 1997, entitles Calabras (Canada) Ltd. to a 2% NSR and Lutoda Holding Ltd. to a 1% NSR.

LEGAL SURVEY

The Thor Lake mineral leases have been legally surveyed and are recorded on a Plan of Survey, Number 69408 M.C. in the Legal Surveys Division of the Federal Department of Energy, Mines and Resources, Ottawa.  The perimeter boundaries of the lease lots were surveyed as part of the leasing requirements.

ENVIRONMENTAL LIABILITIES

Highwood held a land use permit that allowed for clean-up, maintenance and exploration on the property.  The permit expired on October 26, 2002.  Under the Mackenzie Valley Land and Water Resources Act and Regulations, the Mackenzie Valley Land and Water Board (MVLWB) administers land use permits.  The Mackenzie Valley Resource Management Act (MVRMA) allows local and particularly aboriginal input into land and water use permitting.  The MVRMA establishes a three-part environmental assessment process:

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•	Preliminary screening
•	Environmental assessment
•	Environmental impact review (panel review)

Avalon has now entered the environmental assessment process and completed initial scoping meetings with communities, as part of the process towards granting of permits required for production. As of the date of this report, the Terms of Reference for the project have been issued and the Developers Assessment Report is in preparation. All public information with regards to the process is accessible on the Mackenzie Valley Environmental Impact Review Board (MVEIRB) website.

Subsequent to the acquisition of the property, and completion of community engagement meetings, Avalon applied to the MVLWB for an exploration permit.  A two year permit was granted effective July 2007.  It was under this permit that the drilling programs in 2007 to the present were conducted. The permit was renewed in July 2009 for a further two years and an amendment granted including the operation of two diamond drills.

Past exploration on the Thor Lake property included underground bulk sampling, drilling and trenching.  Accordingly, there is little surface disturbance from exploration activities.  Apart from a trailer camp, miscellaneous buildings, a 60,000 gallon six tank farm, a tent camp and a core storage area located on the property, on Avalon’s acquisition of the property, there were no other environmental liabilities left by past exploration activities.

Avalon has undertaken to reclaim and rehabilitate the sites from previous work at the T Zone. The diesel fuel remaining in the tank farm has been consumed during Avalon’s recent exploration activities.  Avalon is now seeking ways to safely remove the tanks from the property or examining the possibility of repurposing the tanks for future activities.  The trailer camp has been rehabilitated with three trailers taken to Yellowknife by barge and ice road to be scrapped and three trailers repurposed for the present activities at site. The company has also undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour.  Access to the underground workings has been barricaded and the mine workings allowed to flood.  Warning fencing has also been installed around the ramp entrance. Rock dumps, with the exception of some highly mineralized material, have been reclaimed and utilized for construction of a 300 m airstrip west of Thor Lake.

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Depending upon the season, the Thor Lake Project is accessible either by barge or boat, winter road and/or wheel, float or ski-equipped aircraft (generally from Yellowknife or Hay River).  At present, the nearest road access is the Ingraham Trail, an all season highway maintained by the government of the NWT.  This road is located approximately 50 km (direct line) from the property.

In the spring of 2010, Avalon awarded a contract to Deton Cho Logistics to construct a 300 m airstrip just west of Thor Lake. This was completed during the summer of 2010, allowing Twin Otter aircraft to land at the site throughout the year. Float equipped aircraft are still utilized with landing on Thor Lake, and during the winter an ice airstrip, used by wheel equipped aircraft, is normally constructed on Thor Lake allowing a longer landing strip than the land based one.  This land based airstrip would be lengthened for mine construction and operation to allow landing of Dash 8 or Buffalo type aircraft.

For a future mining operation, equipment can be barged to a landing site on the Hearne Channel on Great Slave Lake during the summertime.  This material can then be transported approximately eight kilometres to the Nechalacho deposit via an existing access road (although upgrading will be required).

During the wintertime, heavy equipment and bulk materials can access the site using winter roads on the ice cover of Great Slave Lake.  This method was used to mobilize heavy equipment and haul trucks to the site for airstrip construction, with the equipment removed by barge during the summer. During the freeze-up and break-up periods, extra storage will be necessary for fuel and bulk supplies that cannot be brought in by aircraft.

Temporary dock facilities will be constructed on Great Slave Lake to enable the loading and off-loading of cargo going to or coming from various sites.

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CLIMATE

Climate data for the Thor Lake area is available from regional weather stations located in Inner Whalebacks, Yellowknife, Lutselk’e, Fort Resolution, Fort Reliance and Pine Point, and from a weather station installed on site in 2008. In addition, a 50m wind test tower above the shore of Great Slave Lake has supplied detailed wind data for the area adjacent to the lake shore. Temperatures recorded for the area range from -50°C in the winter to +30°C in the summer. Maximum monthly rainfall recorded on site was 49.6 mm in September 2008, and maximum hourly rainfall was 4.8 mm in August 2009. Wind blows predominantly from the east-northeast during November through June, while it is more dispersed during July through October. During 2009, highest wind speeds were recorded during May and June with monthly averages of 7.2 km/h. Maximum evaporation is expected in July and the evaporation rate is estimated to be between 73 mm and 83 mm. Monthly relative humidity measurements ranged from 91% in December 2008 to 60% in May 2009. Snow depths were highest at the East Thor course with 66 cm, while the site mean was 57 cm, with a snow water equivalent of 94 mm. Historically, the average annual snowfall is 152 cm for the region.

Most lakes in the area do not freeze to the bottom and process water will be readily available year-round.  Freeze-up commences in late October and break-up of the majority of the lakes in the area is generally complete by late May.  Great Slave Lake freezes later than the smaller lakes.

LOCAL RESOURCES

INFRASTRUCTURE

Yellowknife (population 20,000) and Hay River (population 3,500) are two key transportation hubs in the NWT. Both communities have very good supporting infrastructure and are located in close proximity to the Thor Lake site.  The local economy is generally dependent upon government services although both communities act as transit sites for mining and mineral exploration activities throughout the NWT and Nunavut.

The Thor Lake site is situated in the Akaitcho Territory, an area that is subject to a comprehensive land claim negotiation involving communities belonging to the Yellowknives Dene, Lutsel k’e Dene and the Deninu Kue First Nations.

The Yellowknives Dene consists of two communities, known as N’Dilo and Dettah, each having over 250 residents. N’Dilo is located on Latham Island in the northern part of the City of Yellowknife.  Dettah, accessible by road, is located southeast of Yellowknife, across Yellowknife Bay.  The Yellowknives Dene asserts that Thor Lake site lies within their traditional territory known as the Chief Drygeese Territory.

The community of Lutsel K’e is located on Christie Bay on the East Arm of Great Slave Lake and is accessible by air or boat. It has a population of over 250.

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Fort Resolution is located on the southeast coast of the main body of Great Slave Lake in Resolution Bay.  The Deninu Kue First Nation is based in Fort Resolution and has a population of over 500.  The community is serviced by road from Hay River and by air from Yellowknife.

Both the north and south sides of Great Slave Lake are occupied by two groups of Metis.  The North Slave Metis Association (NSMA) is located in Yellowknife, while the Northwest Territory Metis Nation is located in Fort Smith (and represents the communities of Fort Smith Metis, Fort Resolution Metis and Hay River Metis).

Yellowknife uses diesel and hydro power to generate electricity and at the present time this is the closest source of power.  A hydroelectric generating facility is located on the Taltson River approximately 200 km to the south of Fort Smith.  The Taltson hydroelectric facility currently has 5-6 MW of unused power that could be utilized by Avalon for a hydrometallurgical plant. It is assumed that the Thor Lake site will be required to use diesel generation as the dominant source of electrical power.

Water is available at Thor Lake site from any one of the surrounding lakes.  When mining commences, water tanks will be built to act as storage and as a reserve for fire protection at both sites.  All water lines exposed to the elements will be insulated and heat traced.

Reliable phone and e-mail communications currently exist at the Nechalacho deposit using satellite communication and will be upgraded to serve the larger crews for future construction and operations activities.

PHYSIOGRAPHY

The Thor Lake site is characterized by low relief, between 230 metres (m) and 255 m above sea level and relatively subdued topography.  The area is a typical boreal forest of the Canadian Shield and is primarily covered by open growths of stunted spruce, birch, poplar and jack pine which mantle isolated, glaciated rocky outcrop.  Approximately one third of the property is occupied by lakes and swamps; the largest lake is Thor Lake at 238 m above mean sea level and with a surface area of approximately 136 ha.  Thor Lake is generally shallow with typical depths of the order of three to four metres.

Baseline environmental technical reports have been completed in December 2009.

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6.	HISTORY

The history of the project site has been described in the Technical Report completed by Scott Wilson RPA in 2010 (Scott Wilson RPA, 2010) and the information will be summarized here.

The Thor Lake site area was first mapped by J.F. Henderson and A.W. Joliffe of the Geological Survey of Canada (GSC) in 1937 and 1938.  The first staking activity at Thor Lake dates from July 1970 when Odin 1-4 claims were staked by K.D. Hannigan for uranium.  Shortly after, the Odin claims were optioned to Giant Yellowknife Mines Ltd. and subsequently, in 1970, were acquired by Bluemount Minerals Ltd.

In 1971, the GSC outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124).  A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex.  It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T-Zone within the Thor Lake site.

In 1976, Highwood discovered niobium and tantalum on the Thor Lake property.  From 1976 to 1979, exploration programs included drilling, geological mapping, sampling and trenching on the Lake, Fluorite, R-, S- and T-zones.  This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs.  Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (Placer) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization.  The exploration included drilling twenty one holes in 1980 – 1981.   Preliminary metallurgical scoping work was also conducted, but Placer relinquished its option in April 1982.

From 1983 to 1985, the majority of the work on the property was concentrated on the T-Zone and included geochemical surveys, berylometer surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada.  However, seven holes were also drilled in the Lake Zone (Nechalacho deposit) to test for high grade tantalum-niobium mineralization.  In August of 1986, the property was joint-ventured with Hecla Mining Company of Canada Ltd. (Hecla).  However, in 1990, Hecla withdrew from the project.  In 1990, control of Highwood passed to Conwest Exploration Company Ltd. (Conwest) and the Thor Lake project remained dormant until 1996. Through subsequent ownership changes, Highwood ended up controlled by Royal Oak Mines Ltd.

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Royal Oak’s subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Corporation (Dynatec).  In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec. Through 2001 to 2004, Navigator Exploration Corp. optioned the property and conducted additional metallurgical research on the possibility of producing a tantalum concentrate, but dropped the property when tantalum prices dropped. Meanwhile, Beta Minerals Inc. (Beta) acquired Highwood’s interest in the property in November 2002 under a plan of arrangement with Dynatec.  No work was conducted by Beta and in May of 2005 Avalon purchased from Beta a 100% interest and full title, subject to royalties, to the Thor Lake property.

In 2005, Avalon conducted extensive re-sampling of archived Lake Zone drill core to further assess the yttrium and HREE resources on the property.  In 2006, Wardrop was retained to conduct a preliminary economic evaluation (PEA) of the Thor Lake deposits (Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT” Wardrop Document No. 0551530201-REP-R0001-03). In 2007 and 2008 Avalon commenced further drilling of the Lake Zone. This led to a further technical report on the property (Thor Lake – Lake Zone Mineral Resource Update, March 2009, Wardrop Document No. 0851530201-REP-R0002-01). In 2010, Scott Wlison RPA completed a Prefeasibility Study of the Project (Scott Wilson RPA, 2010, “Technical Report on the Thor Lake Project, Northwest Territories, Canada))

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7.	GEOLOGICAL SETTING

The geological setting of the Nechalacho deposit has been described in detail in the SWRP Technical report referred to previously (Scott Wilson RPA, 2010). The text below will summarize the main conclusions and update with Avalon’s present geological thinking.

REGIONAL GEOLOGY

The following section is summarized from Trueman et al. (1988), LeCouteur (2002), Pedersen et al. (2007), and supplemented with observations made by Avalon geologists during the drill programs of 2007 to 2010.

Figure 7-1        Regional Geology

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Figure 7-2        Detailed Deposit Geology

The various Thor Lake mineral deposits occur within the Aphebian Blatchford Lake Complex (BLC), which includes Achaean Yellowknife Supergroup metasedimentary rocks of the southern Slave geologic province.  The BLC has an alkaline character and intrusive phases vary successively from early pyroxenite and gabbro through to leuco-ferrodiorite, quartz syenite and granite, to peralkaline granite and a late syenite (Davidson, 1982).  There appears to be successive intrusive centres with an earlier western centre truncated by a larger centre that consists of the Grace Lake Granite and the Thor Lake Syenite.  Nepheline syenite underlies the Thor Lake Syenite on the Nechalacho deposit. This unit was recognized in drilling by Avalon during 2007 to 2010. Outcrops of the nepheline syenite within the area of the Nechalacho deposit display strong hydrothermal alteration and consequently the unit was not originally mapped as distinct from the Thor Lake syenite.

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Davidson (1978) subdivided the BLC into six texturally and compositionally distinct plutonic units known as the Caribou Lake Gabbro, the Whiteman Lake Quartz Syenite, the Hearne Channel Granite, the Mad Lake Granite, the Grace Lake Granite and the Thor Lake Syenite.  Based on exposed cross-cutting relationships of dykes and the main contacts, Davidson recognized a sequence of five intrusive events.  The rocks of the last intrusive event, being compositionally and spatially distinct, are sub-divided by Davidson into the Grace Lake Granite and the Thor Lake Syenite.  Although these two units are defined as separate entities there are no known cross-cutting relationships and they are in fact believed by Avalon’s geologists to be time-equivalent.  It is now believed that the only real differences between the Thor Lake Syenite and Grace Lake Granite are their varying quartz contents and the degree of silica saturation.  In fact, the two sub-units likely reflect a single early intrusive magma pulse which preceded a second related pulse of nepheline sodalite-bearing peralkaline magma.  Until 2010, the hydrothermally altered apical portion of this nepheline syenite was believed to be exposed only under and between Thor and Long Lakes. Previously it was described as altered Thor Lake Syenite.  Now the nepheline syenite unit has been encountered in drilling north of Thor Lake, and under Cressy Lake, thus establishing that it is more extensive than originally believed. Drilling of the Nechalacho deposit has also shown that the same nepheline-sodalite peralkaline syenite that underlies the Thor Lake Syenite is, in fact, a distinct intrusion. The nepheline syenite is now informally referred to as the “Nechalacho syenite”.

Recent age-dating of the BLC supports the view that all of the intrusions are related since the main eastern and western intrusive centres have comparable ages.  The Hearne Channel Granite has been dated at 2,175 +/-5 million years while the Whiteman Lake Syenite is dated at 2,185 +/-5 million years (Bowring et al, 1984) and the Grace Lake Granite is dated at 2,176+/-1.3 million years (Sinclair and Richardson, 1994).

Henderson (1985) reports that small dioritic plugs, which have been assigned to the Compton Lake Intrusive Suite, cross-cut the Grace Lake Granite.  As well, diabase dykes of the 1,200 million year old Mackenzie swarm and the 2,000 million year old Hearne dyke swarm cut most of the members of the BLC.

Most of the Thor Lake Property is underlain by the Thor Lake Syenite and Nechalacho syenite within the central part of the Grace Lake Granite.  The T-Zone deposits cross-cut both rock types whereas the Nechalacho deposit is confined to the area of the hosted in the underlying Nechalacho nepheline syenite.

The Grace Lake Granite is a coarse-grained, massive, equigranular, riebeckite-perthite granite with about 25% interstitial quartz.  Near the contact between the Grace Lake Granite with the Thor Lake Syenite the two units are texturally similar and the contact appears to be gradational over a few metres.  Because of their textural similarity and gradational contact relations, Davidson suggested that both rock types are derived from the same magma.

The Thor Lake Syenite is completely enclosed by the Grace Lake Granite.  The most distinctive sub-unit is a fayalite-pyroxene mafic syenite which locally has a steep dip and is located close to the margin of the main amphibole syenite and the Grace Lake Granite.  It forms a distinct semi-circular ridge, locally termed the rim syenite, which can be traced for a distance of about eight kilometres and has the appearance of a ring dyke, most prominent on the east side of the Thor Lake body.  The rim syenite is clearly identifiable on the airborne magnetic map.

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The nepheline-sodalite syenite hosting the Nechalacho deposit, here termed the Nechalacho nepheline sodalite syenite, has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake Granite:

•	It has a distinct chemical composition with under-saturation in quartz as shown by the presence of nepheline and sodalite as primary rock-forming minerals.
•	It displays cumulate layering.
•	It contains agpaitic zircon-silicates (including eudialyte).
•	It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth element mineralization.

The Nechalacho Syenite is only exposed at surface in a small portion of the Thor Lake Syenite between Long and Thor Lakes.  It is believed that the Nechalacho Syenite dips underneath the Thor Lake syenite in all directions.  This is supported by drilling north of Thor Lake, within and close to Cressy Lake. Also, the Nechalacho mineralization occurs in the top, or apex, of the Nechalacho nepheline syenite.

The Nechalacho nepheline sodalite syenite consists of a layered series of rocks with increasing peralkaline characteristics at depth.  A consistent, downward progression is noted from the hanging wall sodalite cumulates, through the coarse-grained or pegmatitic nepheline aegirine syenites (which are locally enriched in zircon-silicates), to foyaitic syenite within a broad zone of altered “pseudomorphs-after-eudialyte” cumulates (referred to as the Basal Zone).  This upper sequence is also intensely altered by various Na and Fe hydrothermal fluids.  Pre-existing zircon-silicates are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals.  Beneath the Basal Zone cumulates, mineralization decreases rapidly, but alteration decreases more gradually, with relict primary mineralogy and textures increasingly preserved.  Aegirine and nepheline-bearing syenites and foyaitic syenites progress downward to sodalite foyaites and naujaite.  Drilling has not extended beyond this sodalite lithology to date.  Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite.

REGIONAL STRUCTURES

The BLC was emplaced in a setting that was initially extensional with a triple junction rift consisting of structures oriented at azimuths of 060 to 070 degrees, 040 degrees, and 330 degrees.  These structures are readily seen on large-scale topographic and magnetic maps but their presence can be detected at the outcrop scale and within the distribution of the structurally influenced mineralized zones (R-, S-, and T-zones). The 060 to 070 degrees and the 040 degrees structures represent orientations of the failed “East Arm Aulacogen” now occupied by the Hearne Channel in the vicinity of the Nechalacho deposit.  The presence of younger, Aphebian-age, metasedimentary and metavolcanic rocks of the Great Slave Supergroup to the south of Hearne Channel demonstrates that the two structures represent extensional fractures bordering a basin that was subsequently filled with sedimentary and volcanic rocks.

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Later phases of tectonic movement were principally compressional and relate to closure of the rift, over-thrusting, nappe emplacement and recumbent folding in the East Arm, and collision of the Great Bear Magmatic terrain. Younger (Proterozoic) metasedimentary and metavolcanic rocks south of Thor Lake were deposited in the failed arm of the triple junction rift, and their position now represents the location of this feature.

DIABASE DYKES

Two ages of diabase dyke swarms are present known as the Mackenzie and the Hearne. The Mackenzie dykes are dated at 1.27 billion years, have a north-northeast strike orientation and are part of the largest dyke swarm on Earth.  Although there are Mackenzie dykes in the general vicinity of Thor Lake none are known to cut the Nechalacho deposit.

The Hearne dykes are dated at 1.902by and trend ENE.  Diabase dykes locally cut the Nechalacho deposit and these are interpreted as Hearne-age dykes. At present, the dykes are not well constrained as drill intercepts are infrequent, due to the near vertical nature of the dykes and the mainly vertical drilling. However, in a few cases, vertical drilling has gone down the interior of dykes, and also where there are multiple intercepts, the steep nature of the dykes is clear. At present, there is no evidence that the Hearne dykes are implaced in fault structures that have experienced significant displacement. However, this possibility should not be ignored during the exploration program.

STRUCTURE AND TECTONICS

It is interpreted that the Nechalacho deposit is a virtually undeformed deposit where most of the features observed were generated by the magmatic and hydrothermal processes.  In the least altered portions of the deposit, delicate primary textures are well preserved and no penetrative tectonic or metamorphic fabric is observed.

The distribution of most of the rock units and the mineralization generally follows a sub-horizontal pattern that can be traced for several hundreds of metres.  However, the sub-horizontal pattern is interpreted to be locally disturbed by changes in elevation of up to 40 m. These changes in elevation may occur erratically or along linear trends.  As noted above, the deposit is also cut by late diabase dykes, which are part of the ENE trending Hearne dyke swarm.

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LATE TECTONIC FAULTS

Faults are present, and are generally less than a metre in thickness and are characterized by fault gouge, breccia, frequent red hematite, and variable amounts of carbonate-quartz veining. However, it is believed that these are minor local features relating to late release of pressure in the solidifying magma chamber.

LOCAL GEOLOGICAL SETTING

As noted above, the mineralization in the Nechalacho deposit occurs as sub-horizontal layers of ore minerals with varying thicknesses.  These layers may be subject to changes in elevation of the order of tens of metres over relatively short distances.  The variation in level of specific zones of mineralization at the Nechalacho deposit is not well defined due to the drill spacing relative to the dimensions of the features. The Basal Zone, which is relatively continuous, can be traced over hundreds of metres close to one topographic level, and then may change gradually or abruptly to another level, some tens of metres higher or lower. The Basal Zone, overall, appears to form an irregular dome like structure some 1.5km to 2km across, with areas of shallower Basal Zone towards the centre and deeper Basal Zone towards the margins. However, this dome like shape is very imperfectly formed.

The broader Upper Zone is a zone of relative enrichment in zircon and rare earth and rare metal (Nb and Ta) elements within a wider alteration and mineralization package.  It generally has a lower proportion of heavy rare earth elements when compared to the Basal Zone.  The sub-zones of mineralization within the Upper Zone cannot be easily correlated from drill hole to drill hole, especially over distances of more than perhaps 100m, and so are apparently less continuous than the Basal Zone.

Variations in elevation of the mineralized zones are probably due to one or more of at least three possible features:

•	Displacement along brittle structures.
•	Primary undulations of crystal layers due to slumping or turbidity currents within the magma chamber at the time of crystallization.
•	Lens-like features as observed in other similar deposits with more rock exposure (such as observed at Illimausaq, Greenland).

It is suggested that the changes in elevation of the Basal Zone may be due to one or both of the first two features listed above.  The third type of feature – lenses - is very likely the explanation for the discontinuous nature of the Upper Zones at Nechalacho compared to the Basal Zone.

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At the moment, the implications for mining are as follows:

The Basal Zone is relatively flat over distances on the order of hundreds of metres, but may change elevation either abruptly or gently up to maximum of about 40m vertically.

Upper Zones are less continuous and may be followed up to perhaps 100-200m horizontally and then terminate, bifurcate or merge with an adjacent lens.

It is apparent that dykes are not present in the area containing the bulk of the indicated resources.

As the definition of the Nechalacho deposit continues, there will be specific areas where more intense drilling will be required in order to resolve the exact nature of the structural changes.

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8.	DEPOSIT TYPES

The mineral deposits at Thor Lake site bear many of the attributes of an apogranite (Beus, et al., 1962) originating as an apical or domal facies of the parental syenite and granite.  The deposits are extensively metasomatized with pronounced magmatic layering and cyclic ore mineral deposition.  The Nechalacho deposit essentially forms part of a layered, igneous, peralkaline intrusion.

According to Richardson and Birkett (1996) other comparable rare metal deposits associated with peralkaline rocks include:

•	Strange Lake, Canada (zircon, yttrium, beryllium, niobium, REE)
•	Mann, Canada (beryllium, niobium)
•	Illimausaq, Greenland (zircon, yttrium, REE, niobium, uranium, beryllium)
•	Motzfeldt, Greenland (niobium, tantalum, zircon)
•	Lovozero, Russia (niobium, zircon, tantalum, REE)
•	Brockman, Australia (zircon, yttrium, niobium, tantalum)

Richardson and Birkett further comment that some of the characteristics of this type of deposit are:

•	Mineralizing processes are associated with peralkaline intrusions and the latter are generally specific phases of multiple-intrusion complexes.
•
Elements of economic interest include tantalum, zircon, niobium, beryllium, uranium, thorium, REE, and yttrium, commonly with more than one of these elements in a deposit.  Volatiles such as fluorine and carbon dioxide (CO2) are typically elevated.

•
End members may be magmatic or metasomatic although deposits may show the influence of both processes.  Alteration in magmatic types is often deuteric and local while alteration in metasomatic types is generally more extensive.

•	This type of deposit is typically large but low grade. Grades for niobium, tantalum, beryllium, yttrium and REE are generally less than 1%, while the grade for zircon is typically between 1% and 5%.
•
These deposits display a variety of rare metal minerals including oxides, silicates, calcium phosphates and calcium fluoro-carbonates.  Niobium and tantalum mineralization is typically carried in pyrochlore and less commonly in columbite.

The main chemical features of the Nechalacho deposit that contrast to those overall features are that uranium is not particularly high with anomalous but modest levels of thorium and the lack of beryllium mineralization. Beryllium is present in the North T deposit, a separate smaller deposit to the north with dissimilar geology.

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The preferred genetic model is that of igneous differentiation within a closed-system with rare earth element concentration within a residual magma, aided by depression of the freezing temperature of the magma by fluorine and possibly CO2.

CHARACTERISTICS OF THE NECHALACHO DEPOSIT

The Nechalacho deposit is the largest known mineralized body on the property.  As exposed, it is approximately triangular in shape and covers a drilled area of about 2.9 square kilometers.  It is known from diamond drilling that the mineralized zones are up to 200 m thick. Within the mineralized zones, as described in Section 7 above (subsection entitled “Local Geological Setting”) the important Basal Zone is described. This Basal Zone, unusually rich in heavy rare earths, is persistent over most of the area of the Nechalacho deposit of some 1.5 km north-south and east-west. The thickness of the zone is indicated in Figure 8-1.

Figure 8-1        Isopach Map with Thickness of the Basal Zone

The geological variation within the Nechalacho deposit is complex.  Within the Avalon lease area the geology is dominated by a succession of syenites including the Ore (Nechalacho) Nepheline Sodalite Syenite and the Thor Lake Syenite.  The latter is believed to have evolved into a more granitic unit known as the Grace Lake Granite.  Together, these three phases form the eastern part of the Blatchford Lake Intrusive Suite of Davidson (1978).

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The Ore (Nechalacho) Nepheline Sodalite Syenite consists of a series of cumulate rocks which pass upwards into porphyritic, mafic, laminated, and pegmatitic counterparts.  Detailed descriptions of these rock types are provided in Table 8-1.

Table 8-1          Rock Types

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Table 8-1 continued

The primary peralkaline rocks have been altered by pervasive hydrothermal and metasomatic fluids.  This has resulted in the partial to complete replacement of the Nechalacho syenite unit in the areas of mineralization.  During metasomatic replacement a new assemblage of biotite, magnetite, specularite, albite and/or chlorite is generated and these minerals tend to be associated with the rare metals and rare earth elements within the resource.  The last events in the metasomatic sequence include the generation of microcline, albite and related silicification.

There is some suggestion that the early-formed rocks were affected by various forms of pre-solidification displacement such as magmatic re-sedimentation, magmatic scouring, and possibly foundering during cooling.  The effect of these processes is to obscure lithological correlations from cross-section to cross-section and give the impression of structural displacement.  In contrast, the metasomatic rocks generally show a good chemical correlation from section to section - this may be a reflection of pressure/temperature differences or a chemical disequilibrium boundary.

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REE, Ta, Nb and Zr mineralization in the Nechalacho deposit occurs in broad, enriched sub-horizontal replacement zones, in addition to being widely disseminated over much of the deposit.  Minerals hosting these elements are primarily zircon, fergusonite, ferro-columbite, allanite, monazite, bastnaesite and synchisite.   The highest grades of HREEs, LREEs, niobium, and tantalum tend to occur in magnetite-hematite and zircon-rich areas within the sub-horizontal replacement zones.

The Nechalacho deposit is hosted by a layered magmatic peralkaline intrusion of aegirine syenites, nepheline syenites and related cumulates.  REE-bearing minerals were originally deposited in-situ as disseminated grains, probably eudyalite, during cooling and as cyclic cumulate layers.  Hydrothermal alteration of these original zircon-silicates has partially remobilized the REE’s, particularly the LREE’s as part of the process of metasomatism.  For the LREEs, remobilization appears to be fairly local, but could also have been more extensive, depositing LREE’s in zones away from their original site of crystallization.  HREE’s do not appear to be remobilized and their occurrence is considered to be in-situ.

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9.	MINERALIZATION

Mineralization in the Nechalacho deposit includes LREE found principally in allanite, monazite, bastnaesite and synchysite; yttrium, HREE and tantalum found in fergusonite; niobium in ferro-columbite; HREE and zirconium in zircon; and gallium in biotite, chlorite and feldspar in albitized feldspathic rocks.  This mineralogy has been studied by SGS Minerals Services, XPS Process Services and McGill University utilizing optical microscopes, scanning electron microprobe analysis and Qemscan® equipment.

Detailed discussion of the character of the mineralization is included in Section 8 under the heading “Characteristics of the Nechalacho Deposit”. This includes presentation of the typical thicknesses of the Basal Zone.

The formulae of the key minerals are summarized below.

TABLE OF MINERALS AND COMPOSITIONS

The abundance of the rare earth bearing minerals as a proportion of the rock is summarized in Table 9-1, with the mineralogy of the concentrates included for comparison purposes in Table 9-2.

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Table 9-1          Average Percent of Ore Minerals
Avalon Rare Metals Inc. – Thor Lake Project

Average Percent of Ore Minerals	All Rock	Upper Zone	Basal Zone	Concentrate
Zircon	65.3%	62.8%	66.2%	63.0%
Fergusonite	3.7%	2.6%	4.3%	5.4%
Bastnaesite	3.8%	4.0%	3.4%	0.7%
Synchysite	4.1%	4.4%	3.8%	1.5%
Monazite	6.4%	9.4%	5.2%	5.5%
Allanite	12.3%	12.0%	13.3%	19.6%
Other REE	0.1%	0.1%	0.0%	0.1%
Columbite	4.3%	4.5%	3.8%	4.1%
Total	100%	100%	100%	100%

Table 9-2          Percent of Rock or Concentrate
Avalon Rare Metals Inc. – Thor Lake Project

	% of Rock Samples							% of Concentrate
	11806- 001	11806- 002	11806- 006	11806- 006UZ	XPS- UZ- Feed	11806- 006BZ	XPS- BZ- Feed	11806- 003	11806- 005
Zircon	11.00	13.10	3.79	4.36	7.07	9.35	6.93	35.69	31.25
Fergusonite	0.60	0.70	0.19	0.18	0.30	0.58	0.58	3.05	2.65
Bastnaesite	0.40	0.20	0.26	0.38	0.30	0.51	0.68	0.38	0.40
Synchysite	0.90	0.40	0.28	0.42	0.33	0.32	0.61	0.78	0.82
Monazite	1.50	1.10	0.31	0.59	1.15	0.41	0.40	2.87	2.99
Allanite	3.60	3.70	0.52	0.79	1.42	1.25	0.60	11.03	9.77
Other REE	0.00	0.00	0.01	0.02	0.00	0.02	0.00	0.06	0.06
Columbite	0.90	0.90	0.31	0.40	0.38	0.56	0.20	2.16	2.19
Total	18.90	20.10	5.67	7.14	10.95	13.00	10.00	56.02	50.13

Notes:

•	11806-001: Average of 30 drill core 2 m samples largely from Basal Zone
•	11806-002: Metallurgical head test sample
•	11806-003: Flotation concentrate
•	11806-005: Flotation concentrate, locked cycle tests
•	11806-006: Selected samples at 20 m down three drill holes through mineralization
•	11806-006UZ: Selected samples at 20 m down drill hole through mineralization, selected UZ samples, 1.28% TREO, 0.12% HREO

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 9-2

•	11806-006BZ: Selected samples at 20 m down drill hole through mineralization, selected BZ samples, 2.11% TREO, 0.50% HREO
•	XPS-UZ-Feed: Upper Zone sample processed by XPS Minerals Services
•	XPS-BZ-Feed: Basal Zone sample processed by XPS Minerals Services; 1.57% TREO, 0.33% HREO

The total content of ore minerals in the rock ranges from 5.7% to 20%.  If samples considered un-mineralized (some of study 11806-006) are excluded then the range is from 7% to 20%.

Recalculating these abundances as a percent of the ore minerals is shown in Table 9-3.

Table 9-3          Percent of Ore Minerals
Avalon Rare Metals Inc. – Thor Lake Project

	% of Ore Minerals in Rock							% of Ore Minerals in Concentrate
	11806- 001	11806- 002	11806- 006	11806- 006UZ	XPS- UZ- Feed	11806- 006BZ	XPS- BZ- Feed	11806- 003	11806- 005
Zircon	58.2%	65.2%	66.8%	61.1%	64.6%	71.9%	69.3%	63.7%	62.3%
Fergusonite	3.2%	3.5%	3.4%	2.5%	2.7%	4.5%	5.8%	5.4%	5.3%
Bastnaesite	2.1%	1.0%	4.6%	5.3%	2.7%	3.9%	6.8%	0.7%	0.8%
Synchysite	4.8%	2.0%	4.9%	5.9%	3.0%	2.5%	6.1%	1.4%	1.6%
Monazite	7.9%	5.5%	5.5%	8.3%	10.5%	3.2%	4.0%	5.1%	6.0%
Allanite	19.0%	18.4%	9.2%	11.1%	13.0%	9.6%	6.0%	19.7%	19.5%
Other REE	0.0%	0.0%	0.2%	0.3%	0.0%	0.2%	0.0%	0.1%	0.1%
Columbite	4.8%	4.5%	5.5%	5.6%	3.5%	4.3%	2.0%	3.9%	4.4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

Note that the minerals occur in relative abundance from zircon, to allanite, to monazite, with fergusonite, bastnaesite and synchysite varying considerably from case to case.

A summary of the results given above shows that the Upper and Basal Zone mineralization both have similar distributions of minerals with the exception of the higher levels of fergusonite and zircon in the Basal Zone (which both relate to HREE).  Other than this difference, the abundance of the minerals is similar in Upper and Basal Zones suggesting that the differences between these zones are in degree rather than absolute terms.

The economically interesting minerals in the Nechalacho deposit are fine-grained and form intimate admixtures which have, in the past, presented metallurgical difficulties.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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The Nechalacho deposit alteration system varies between 80 m (L08-65) and 190 m (L08-127) in vertical thickness, with the alteration typically starting at the surface.  The complete alteration system is enriched to varying degrees in REE, Zr, Nb and Ta, relative to unaltered syenite, with average values over the whole alteration package of approximately 0.75% to 1.0% Total Rare Earth Oxides (TREO). Within this alteration envelope, there are sub-horizontal zones of increased alteration accompanied by increased REE enrichment alternating with less enriched REE zones.  Within the more intensely altered zones, the original textures and mineralogy of the host rock are no longer apparent.

These zones of increased alteration, which can vary in thickness from a few metres to tens of metres, can frequently contain TREO grades in the range of 2% and higher.  The lowermost band, referred to here as the Basal Zone, contains the highest proportion of HREO.  Overall, the HREO proportion of the TREO within the 80 m to 190 m thick alteration system is typically between 7% and 15%.  However within the Basal Zone this proportion can exceed 30%.

In general, the HREE relative to the LREE show a distinct vertical zonation with increasing HREE to depth.  This is not always consistent in individual drill holes, but when averaged over a number of holes, the pattern becomes clear as illustrated in Figure 9-1.

Figure 9-1        TREO, HREO, HREO/TREO Against Elevation (z1)

This pattern of increasing HREE to depth is clearly important to the economics of any potential mine, as the HREE have higher average prices than the LREE.

Although gallium is anomalous in the intrusive relative to typical granites, it is not contained in the same minerals as the REE, and is in fact mainly in silicates such as chlorite, biotite and feldspar. As a result, the gallium actually varies inversely to the REE and is lower in REE and Zr enriched rocks than in the less mineralized rocks.

Technical Report 43-101 – March 13, 2011
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Page 9-4

10.	EXPLORATION

The Thor Lake Property has been systematically explored for several different metals over a period of 30 years (see History, Section 6.0).  Exploration focus has shifted as new discoveries, such as beryllium, were made, or in response to price increases for tantalum, yttrium and HREE, or for example, because of improved methods of recovery of tantalum.

Since taking over the property in 2005, Avalon has sampled archived drill cores from the Nechalacho deposit to extend the area of known yttrium and REE.  This led to completion of a technical report by Wardop in 2007.  This technical report included a resource estimate and recommended further work including diamond drilling.

Starting in August 2007, Avalon has conducted continuous drill campaigns, except to stop for freeze-up and break-up periods.  The details of these drilling campaigns are given in section 11 below.

An airborne magnetic survey was completed in winter 2009 to aid in mapping the local geology and structure.

In addition to drilling and geophysics, Avalon has supported three M.Sc. theses (two from McGill University and two from Switzerland) and two PhD theses (McGill University and University of Windsor). These theses have aided in understanding the regional and local geology, and detailed mineralogy of the Nechalacho deposit.  In addition, the company has supplied logistical support to a regional PhD thesis (Carlton University) on the whole Blachford Complex.

The exploration work completed on the property has led to the interpretation of the geology and mineralization given in sections 7, 8 and 9 above.

As a result of the exploration conducted by previous owners of the property, and by Avalon, in the opinion of the authors, the property merits continuing to advanced development, including completion of a feasibility study.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 10-1

11.	DRILLING

Since 1977, diamond drilling has been carried out intermittently by various operators over five separate mineralized zones at Thor Lake.  A total of 51 holes (5,648 m) had been completed on the Nechalacho deposit through to 1988 (see section on History).  As the geology was poorly understood, the drilling frequently did not penetrate the Basal Zone, and the results are often not useful for the present resource model. Also, as noted elsewhere, modern QA/QC practices were not followed and samples were only analyzed for only four to six elements. Modern cheap and reliable multi element analytical methods were not available. Consequently the historic drilling, in general, is not so useful for the resource estimation.

RECENT DRILLING

Avalon commenced diamond drilling in the Nechalacho deposit in July 2007.  Drilling was organized into seven separate drill programs:

•	July to October 2007: 13 holes totaling 2,550 m (BTW diameter)
•	January to May 2008: 45 holes totaling 8,725 m, including 11 metallurgical holes totaling 2,278 m (NQ2 diameter)
•	June to September 2008: 27 holes totaling 5,565 m (NQ2 diameter)
•	February to May 2009: 26 holes totaling 5,474 metres (NQ2 diameter)
•	July to October 2009: 44 holes totaling 9,098 metres (HQ diameter)
•	January to April 2010: 33 holes totaling 7,970 metres (HQ diameter)
•	January to April 2010: 10 holes for 11,512 metres (HQ diameter)
•	July to October 2010: 41 holes totaling 11,512 metres (HQ diameter)
•	July to October 2010: 22 holes for 4,676 metres (PQ diameter)

The goal of the drilling was to continue to delineate zones of REE and Ta mineralization. The initial drilling (2007-2008) was completed largely at a spacing of approximately 150 m by 150 m.  Eleven tightly-spaced inclined holes (L08-099 to L08-109) were drilled to obtain a mini-bulk sample for continued metallurgical work on REE-enriched zones.  Six of the earlier holes were also re-assayed to test for the full suite of REE as was done on the recent drilling.

Starting with the February 2009 program, the drill spacing was reduced and this resulted in intercepts at approximately 50 m centres.  This spacing also allowed the resource estimate to be upgraded from Inferred to Indicated Resources as recommended in the Wardrop report (March 2009).  This drilling also focused on the south-eastern part of the deposit where the Basal Zone has higher TREO grades but also higher HREO grades (along with thicker intercepts).  There was also an emphasis on utilizing drill setups for multiple intercepts of the Basal Zone in order to reduce drill moves, generate more structural information by intersecting the zones at an angle rather than vertically, and reduce the environmental impact with less drill moves and so less trail building and drill site clearing.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 11-1

As the mineralized zone is subhorizontal, and many of the drill holes are vertical, the drilled widths approximate true widths for vertical holes. For angle holes, this varies according to the angle of the hole.

In January 2010, one drill was converted to larger PQ core, in order to acquire larger weights of drill core for metallurgical purposes.

Core from both the historic drilling and the current drilling programs is stored at the Thor Lake site. Archived core has been re-boxed where necessary, with all old core racks having been replaced with new ones.  Core pulps and rejects are stored in a secure warehouse in Yellowknife and at site.

RECENT AND FUTURE DRILLING

A drilling program was completed during the winter of 2010 at the Nechalacho deposit.  The program had five primary objectives:

•
Delineation of additional high grade Indicated Mineral Resources near the main area of the existing Indicated Mineral Resources, concentrating on lake sites and swampy locations that are too wet to be tested under summer conditions.

•	Step-out drilling from previous drill holes that had exceptional total rare earth and heavy rare earth contents (for example, drill hole L09-206 in the southwest extremity of the Nechalacho deposit).

•	Testing of the lateral extent of the deposit south of Long Lake underneath un-mineralized cover rocks.

•	Drilling of long angle holes under Long Lake from the south in order to increase the understanding of the presence or absence of structures such as brittle faults that may displace the ore zones.

•	Condemnation and geotechnical drilling of specific locations including proposed tailings, airstrip and infrastructure sites.

The same 25hh-5 HQ-capable track-mounted drill rig continued on the project under contract from Foraco Drilling Limited.  In addition, due to the increased depths of some targets, a second Foraco drill rig was added in February 2010.  This rig was a Boyles 37A coring machine with 1000 metres depth capacity drilling HQ core.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 11-2

To satisfy the resource estimation requirements for the Basal Zone (principally variography) an intercept spacing of 50 m horizontal was planned for Indicated Resources and an intercept spacing of 100 m was planned for Inferred Resources.

It is likely that the project will require the delineation of more than 15 years of resources in order to outline a number of years at overall grades higher than the average resource grade. It is known that higher grades of HREO are present in deeper intercepts of the Basal Zone and consequently the drilling is concentrating on those areas that are expected to give Basal Zone intercepts at deeper levels.

Results to date indicate that a second zone of significant Basal Zone mineralization with encouraging HREO values is developing at the west end of Long Lake (previously intercepted in drill holes L08-132 and L09-206 and now with drill hole L10-207). It is important to continue to outline this resource area as it may influence development plans for the underground ramp location.

Drilling has included two holes in each of Ring and Buck Lakes within the main proposed tailings area.  In addition, one hole was drilled in Cressy Lake, which is a secondary tailings location.  Other drill plans relating to condemnation drilling include:

•	Three drill holes on the proposed airstrip
•	One drill hole on the proposed infrastructure (plant, etc) site
•	Three drill holes on the proposed ramp route

This drilling program will continue 2011.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 11-3

Figure 11-1      Plan of Resource Drilling

Figure 11-2      Plan of Drilling Incorporated into Block Model

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 11-4

CORE LOGGING AND CORE RECOVERY

The REE-bearing minerals in the Nechalacho deposit are generally not visible with the naked eye due to their disseminated and fine-grained nature. The dominant minerals identified easily are zircon and (infrequently) traces of bastnaesite although visual grade estimates of bastnaesite are rarely possible.  To map the relative grades in the core Avalon utilizes a Thermo-Scientific Niton® XLP-522K hand held analyzer for assistance to the geologist while core logging. The NITON® energy-dispersive x-ray fluorescence (EDXRF) analyzers, commonly known as XRF analyzers, are able to quickly and non-destructively determine the elemental composition of the drill core.

A number of elements may be analyzed simultaneously by measuring the characteristic fluorescence x-rays emitted by a sample.  EDXRF analyzers determine the content of a sample by measuring the spectrum of the characteristic X-rays emitted by the different elements in the sample when it is illuminated by X-rays, in the case of the XLP-522K, from a small, sealed capsule of radioactive material.

Due to variations in analysis conditions – the physical surface of the sample, the dampness of the sample, and the small window for analysis – the readings for individual elements cannot be considered as quantitative and representing long core lengths. However, the readings can assist the geologist to identify mineralized sections, and determine whether these sections are relatively higher or lower in heavy rare earth elements.

Tests were completed to compare Niton readings for a suite of economically important elements in Nechalacho drill core to laboratory assays for two metre lengths of drill core. One test involved 24 readings over a two metre length of drill core compared to the laboratory analyses for that interval. The second test was to complete between one and four readings per two metre interval on two drill holes and compare to laboratory assays. Statistics was used to compare the results from the Niton with the laboratory analyses.

For the test on the one core interval, a one-sample t-test was utilized to compare the Niton readings to analysis of the interval with the results illustrated in Table 11-1. The one-sample t-test tests the null hypothesis that there is no significant difference. If the t-test gives a p-value greater than 0.05 it is taken that there is no significant difference at the 95% confidence level. As can be seen in Table 11-1, the elements Sm, Nd, Y, Gd and Ce give strong indications of correlation between the assay values and Niton readings. Nb, La, Dy and Pr give weaker results and Fe, Eu, Ta, Tb and Th give unacceptable results.

The second test compared Niton readings with one to four per interval over two drill holes, L07-52 and 61A, which were used to compare laboratory analyses against individual Niton analyses using a two sample t test and regression for paired samples. This test also gave acceptable comparisons between the Niton equipment and laboratory values for Ce, Y, Sm, Nd and Gd. Note that the regressions for Ta and Zr gave acceptable regressions but unacceptable t tests suggesting that calibration might result in acceptable results.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 11-5

Core recoveries are generally high at the Nechalacho deposit, due to the exceptionally competent nature of the rock, with average of 97% in the mineralization. As a result, the authors conclude that there is no bias in the sampling due to incomplete sample recovery. Also, there is no apparent bias in results between various core sizes suggesting that there is no issue with respect to a nugget effect on sampling.  As a result the authors believe that there are no drilling, sampling or recovery factors that could materially affect the accuracy or reliability of the results.

Table 11-1        Niton Test Analyses
Avalon Rare Metals Inc. – Thor Lake Project

	Test 1		Test 2		Test 2		Test 2 Regression
2 sample t	1 sample t-test		2 sample p-score		Paired t p-score		R	2
La			0.860	*	0.801	*	49.9	%*
Ce	0.172	*	0.798	*	0.697	*	46.0	%*
Y	0.192	*	0.627	*	0.384	*	54.0	%*
Sm	0.559	*	0.565	*	0.348	*	54.0	%*
Nd	0.119	*	0.456	*	0.204	*	58.0	%*
Gd	0.180	*	0.320	*	0.090		47.0	%*
Th	0.000		0.001		0.000		8.2%
Eu	0.034		0.000		0.000		14.2%
Tb	0.007		0.000		0.000		6.8%
Dy	0.090		0.000		0.000		35.2	%*
Nb	0.119	*	0.000		0.000		24.9	%*
Ta	0.025		0.000		0.000		44.0	%*
Zr			0.000		0.000		60.0	%*
*Statistics suggesting strong correlation between instrument and laboratory

The interpretation of the data in the table is as follows:

Significant p-values (>0.05) for Test 1 and Test 2 t-tests suggest a good numerical correlation between the Niton content estimate and the chemical laboratory content estimate.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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A high R2 (and all regressions had significant p-values) for the regression, coupled with a high p-value in the t-test reinforces the significance of the correlation between the Niton instrument and the laboratory results.

A high R2 coupled with a low p score on the t tests indicates that there is poor numerical correlation between the Niton instrument and the laboratory results, but a good fit on a regression line, implying that the variation in the Niton reading is proportional to the laboratory estimate but there is a systematic percent bias in the Niton readings (either high or low).

Note that handheld XRF units can suffer precision, bias or general inaccuracies when measuring extremes of contents – either very high or very low levels of an element.

Avalon concluded that Niton XRF analysis has been demonstrated to reflect laboratory analyses for the elements Y, Ce, Ne, Sm and Gd.  Furthermore, with more effort in instrument calibration, acceptable results can be achievable for Ta and Zr.  These conclusions are significant in that the relative amounts of light and heavy rare earths are reasonably represented by measurements of Ce and Y.  Thus, the total rare earth grade and light rare earth (LREE) content can be estimated using the Ce values and the relative proportion of heavy rare earths (HREE) can be estimated using the Y grade.  This can be supported in the case of LREE by the Nd values and in the case of HREE by the Gd values.

NITON HANDHELD ANALYZER FOR GRADE AND QUALITY CONTROL

Given the test results summarized above for using the Niton handheld analyzer on drill core, its use in mining grade control and metallurgical monitoring can be discussed.

As noted above, at Nechalacho the rare earth mineralization, with the exception of zircon, is invisible to the naked eye. Thus, underground grade control will be dependent upon chemical analysis. It is suggested that this may be achieved for underground grade control purposes by use of the handheld XRF analyzer. Use of such an instrument may enable the geologist to outline stopes on the basis of grade and also be able to recognize instantly HREE-rich and HREE-poor sections of the mineralization.

Analysis of rare metals such as rare earths, niobium, tantalum and zirconium is more complex than base metals.  As a result, routine analysis during mining operations could be slower and more expensive than for base metals.  Instant XRF analysis may be an efficient answer for this issue.  The handheld XRF analyzers are limited in power output, and hence sensitivity and accuracy, due to safety concerns. An alternative is use of larger equipment that utilizes the same principles, but higher power output. An example is the InnovX X-50 Mobile XRF.  This 50kV instrument has a 200 µA beam meaning that short assay times and better detection limits would be possible compared to 50 µA for a typical handheld machine.  Preparation of a crushed and homogenized sample would enable almost instantaneous analysis for key elements representing LREE and HREE and ultimately, grade control. Similarly, it is believed that this equipment could be calibrated for use in the flotation plant operations.  Finally, online XRF systems could be considered for processes that would benefit from this.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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In short, Avalon expects to utilize instrumental XRF analysis to minimize the requirement for check analyses, lower costs and increase throughput in the flotation plant and also increase the efficiency of mine grade control geologists.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 11-8

12.	SAMPLING METHOD AND APPROACH

A comprehensive core logging and sampling protocol was established in time for the July 2007 drilling program.  This protocol has been strictly applied for all of the drilling programs since 2007.  In addition, a comprehensive geotechnical logging protocol was introduced at the start of the summer 2009 drill program.

Drilling operations were supervised by J.C. Pedersen, P.Geo. Bruce Hudgins, P.Geo, maintained the geological database. Avalon’s Vice-President, Exploration, Bill Mercer, Ph.D., P.Geo. (Ontario), P. Geol (NWT), monitored the QAQC and provided overall direction on the project. Finley Bakker, P. Geol. (BC), estimated the mineral resources.

Core sizes range from BTW diameter for the initial 2007 drill program to NQ2 in the winter/summer 2008 program, NQ2 or HQ in the 2009-2010 programs and up to PQ in the 2010 program (Table 12-1).

Table 12-1        Drill Core Summary
Avalon Rare Metals Inc. – Thor Lake Project

Date	Number of Holes	Total Metres	Core Diameter
July – October 2007	13	2,550	BTW
January – May 2008	45	8,725	NQ2
June – September 2008	27	5,565	NQ2
February – May 2009	26	5,474	NQ2
July – October 2009	44	9,098	HQ
January - April 2010	33	7,970	HQ
January - April 2010	10	3,428	HQ
July – October 2010	41	11,512	HQ
July – October 2010	22	4,676	PQ
TOTAL	261	58,998

Core is placed in standard wooden core boxes at the drill by the driller helper, with a wooden marker placed at the end of each core run marking the metreage from the surface.  Throughout the BTW-NQ programs drill rods were imperial lengths of 10 feet, and core markers were written in feet on one side of the wooden block, and using a metric conversion chart, written in metres on the opposite side of the block.  The HQ drilling initially used both imperial and metric rods, so markers were in both feet and metres to ensure proper measurement.  Imperial rods were used exclusively in the latter part of the 2009 drill program.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 12-1

After inspection by the geologist at the drill, the boxes are closed with wooden lids and taken to the core logging facility at the camp by snowmobile in the winter and by boat and ATV in the summer.  At camp, the boxes are opened by the geologist on outdoor racks.  In good weather, logging and other geotechnical measurements are done outside; in poor weather and in winter, core is processed in a heated core shack.

Core is initially measured to determine recoveries, and marked incrementally every metre.  This marking serves as a guide for magnetic susceptibility, RQD, and density measurements.  Magnetic susceptibility is measured every metre with a hand-held ‘KT-10 magnetic susceptibility metre’. Density is measured every five metres by weighing a section of drill core in air and then weighing by submersing the sample in water and comparing the difference between dry and submersed weight. A typical core sample for density measurement averages 10 cm in length. Geotechnical logging, comprising rock quality determinations (RQD) are performed for each run.

Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present.  The geologist marks out major rock units and completes a written description for the entire core sequence.  Frequent readings using a handheld Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval.  The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole.

On average, assay samples are two metres long except where, in the geologist’s opinion, it is advisable to follow lithological boundaries. Due to the long widths of mineralization with the Basal Zone averaging over 20 m thick, even spaced sampling is not considered a significant factor in resource estimation. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well-defined lithological boundaries.  A list is made of all sample intervals as a record and also a guide to the core splitting technicians.

All geological, geophysical and geotechnical data is entered into a custom designed MS Access database, provided and maintained by Hudgtec Consulting.  This database is backed up regularly to an external hard-drive in camp and remotely backed up to an ftp site maintained by Hudgtec Consulting.  Hudgtec Consulting also uploads all geochemical and assay data to the same database. The geologists at site can access the drill database to review previous drill results.

Due to the strong hydrothermal alteration of all lithologies, identifying specific precursor lithologies has proven quite difficult, particularly in the early drill programs.  Early lithological coding tended to incorporate hydrothermal alteration, commonly making it difficult to correlate units between drill holes.  As more information became available from deeper drilling and specific textures and lithologies were compared to other unaltered, alkaline deposits elsewhere, such as Illimausaq in Greenland, a new lithological code was produced using, as a basis, the recognizable precursor lithologies.  This has greatly advanced the understanding of the lithology, mineralogy, and to a lesser degree the petro-genesis of the deposit.

Technical Report 43-101 – March 13, 2011
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After all tests and core observations are completed, and prior to splitting, the core is photographed outdoors using a hand-held digital camera.  Meterages and hole number are marked so as to be visible in all photos.  Core is generally photographed in groups of six boxes.

Starting in the 2009 summer drill program, drill core was also logged for geotechnical characteristics.  This was initiated with the guidance of external geotechnical consultants (Knight-Piésold Consulting).  Some of the holes were logged from top to bottom, while others were logged above, below, and within the Basal Zone, to determine rock quality characteristics of both the mineralized zones and country rocks.  Efforts were made to select holes with varying orientations to provide comprehensive orientation characteristics of planar structural features.  The geotechnical logging was done on core logging sheets and entered electronically in to a custom-designed Excel spreadsheet provided by Knight-Piésold Consulting. A total of 22 holes were logged in whole or in part (Table 12-2).  Holes which were partially logged included the Basal Zone and a minimum 10 metre interval above and below.

Technical Report 43-101 – March 13, 2011
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Table 12-1        List of Holes with Geotechnical Logs
Avalon Rare Metals Inc. – Thor Lake Project

Hole #	Comments	Interval (m)
L09-165	Entire Hole	2.22 - 179.0
L09-166	Entire Hole	1.8 - 148.25
L09-168	Entire Hole	2.0 - 167.0
L09-169	Entire Hole	0 - 169.0
L09-171	Entire Hole	4.56 - 177.41
L09-172	Includes Basal Zone	69.0 - 183.0
L09-173	Includes Basal Zone	133.0 - 190.0
L09-175	Includes Basal Zone	91.0 – 222.0
L09-176	Includes Basal Zone	101.0 – 195.0
L09-177	Includes Basal Zone	145.0 – 192.0
L09-178	Includes Basal Zone	74.0 – 147.0
L09-179	Entire Hole	7.0 – 178.61
L09-180	Includes Basal Zone	76.0 – 133.0
L09-181	Includes Basal Zone	125.0 – 173.0
L09-182	Includes Basal Zone	95.0 – 158.0
L09-184	Entire Hole	2.4 – 190.3
L09-188	Includes Basal Zone	77.0 – 143.0
L09-189	Includes Basal Zone	95.0 – 143.0
L09-190	Includes Basal Zone	87.0 – 183.0
L09-191	Entire Hole	10.0 – 198.85
L09-202	Entire Hole	4.47 – 187.0
L09-206	Includes Basal Zone	208.0 – 283.0

When the core has been logged and photographed, it is stored in core racks outside the core splitting tent, from which they are then brought in to the core shack to be split and sampled.  Core photos are stored on the camp computer in addition to an external hard drive.

Technical Report 43-101 – March 13, 2011
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13.	SAMPLE PREPARATION, ANALYSES AND SECURITY SAMPLE

SAMPLE PREPARATION AND STORAGE FOR CONVENTIONAL CORE

All sample preparation from identification of sample intervals to bagging of drill core, was completed by employees of Avalon. Subsequent preparation such as crushing, grinding and further steps, were all completed by commercial laboratories as listed in Table 13-1.  For the drill programs of 2007 – 2008, the core splitter broke the core into smaller lengths to fit into the mechanical core splitter, split the core in half, and placed one half in a plastic sample bag with the other half placed back into it’s sequence in the core box to serve as a permanent record.

Starting in 2009, it became standard practice when handling HQ core to initially split the core in half, then one half in quarters, with one quarter for assay, one quarter as library core and half core retained for metallurgical purposes. For core prior to 2009, limited metallurgical sampling was completed.

While the majority of the sample splitting has been with mechanical core splitter to produce a half core for a sample, some core has also been sawed and quartered when required for metallurgical testing or standard preparation, however this method was abandoned due to slow production.

The sample interval is marked on a sample tag in a three-part sample book and a tag with the corresponding sample number is placed in the sample bag.  The sample bag is also marked with the corresponding sample number using a felt marker.  The bag is then either stapled or zip-tied closed, and placed in a rice bag with two other samples.  Most rice bags contain three samples to keep weight to a manageable level.  The rice bag is then marked on the outside with corresponding sample numbers contained within, and a second number identifying the rice bag itself.  A sample shipment form is then completed, generally in increments of 50 rice bags, which constitutes a single shipment.

The sample form is enclosed in an appropriately marked rice bag, with a duplicate paper copy kept in camp, and also kept on electronic file.

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Starting in winter 2010, a second drill was added, also using HQ core. This core was sampled as above. From July 2010 on, this rig was converted to PQ diameter core in order to obtain more metallurgical sample. This core, weighing about 17 kgs per metre, was initially sawn in order to acquire an assay sample of about 1.5kgs, with a second cut for a library sample of about 1.5 kgs, leaving about 14 kgs for metallurgical purposes. However, due to the hardness of the rock, it was deemed that sawing the core was impractical due to low productivity. Consequently a test was completed of coarse crushing the whole core to 3.3 mm in 1 metre samples. Then an assay sample and a library were split out and the remaining 3.3 mm material retained for metallurgical purposes.

Standards are inserted routinely, with a standard randomly chosen (designated “High”, “Medium” or “Low) and inserted every 25th sample.  Blanks, composed of split drill core of unaltered and un-veined diabase dyke intersected in drilling beneath Thor Lake, are inserted every 40th sample.

Samples are shipped by air from Thor Lake to Yellowknife.  The standard shipment is 50 rice bags, or a total of 150 samples per shipment.  The rice bags are zip-tied for security, and are met and unloaded in Yellowknife by a representative of Discovery Mining Services (Discovery).  Discovery takes the samples to their warehouse and inventories all samples and produces a manifest which is sent electronically to Thor Lake camp, and accompanies the shipment.  The samples are then taken by Discovery to the core processing lab facilities of either Acme Labs or ALS.  At this point, the laboratories take custody of the samples.

Core is sent to the preparation laboratory with specification that all core should be crushed to 90% passing 10 mesh with a supplementary charge if necessary.  In the first program in 2007, two 250 gram (g) pulps were prepared from each sample, one for the primary laboratory, and one to be shipped to Avalon and used for the check analysis.  As noted, for samples from drill holes completed in 2007, every sample was duplicated and sent to a secondary laboratory for check analyses. Subsequent to this (2008-2009), approximately every tenth pulp was sent for duplicate analysis in the secondary laboratory. Standards are inserted in the duplicate sample stream by Avalon employees prior to shipping to the secondary laboratory.

All remaining drill core is stored on site at Thor Lake.  Core is racked at the exploration camp, and additional storage facilities have been utilized at the former Highwood mine site buildings at the T-Zone.  Historic core, particularly T-Zone core, is stored at the mine site, while Nechalacho deposit core is stored at the camp storage.  Since December 2009, Avalon has rented a storage location at Yellowknife airport, and laboratories are requested to return all pulps and rejects to Avalon. The material is stored in the location and a computer database held of the sample numbers and type. In addition, samples destined for metallurgical testing, including pilot plant testing, are stored in the Yellowknife facility.

ANALYTICAL PROCEDURES

Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the “older holes”.  These did not have internal Quality Assurance/Quality Control (QA/QC) and were analyzed for a limited set of elements; however, six of the old holes were re-assayed in 2008 for the complete suite of elements.

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Avalon has changed the laboratories used for analysis over time.  Table 13-1 summarizes the laboratory usage.

Table 13-1        Laboratory Summary
Avalon Rare Metals Inc. – Thor Lake Project

Program	Preparation Laboratory	Prime Laboratory	Secondary Laboratory
2007 Summer	Actlabs	Actlabs	Acme
2008 Winter	Acme	Acme	ALS
2008 Summer	Acme	Acme	ALS
2009 Winter	ALS	ALS	Acme
Through to
2010 October	ALS	ALS	Acme

For the first year of drilling by Avalon (2007) the primary laboratory was Activation Laboratories Ltd. (Actlabs) of Ancaster, Ontario, and the secondary laboratory was Acme Analytical Laboratories Ltd. (Acme) in Vancouver.  Samples were shipped to the Actlabs facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Acme in Vancouver for complete check analysis.  The Actlabs procedures used are Codes 4B, 4B2-STD, 4B2-RESEARCH, 4LITHO and 4LITHORESEARCH.

The Actlabs method involved lithium metaborate/tetraborate fusion ICP Whole Rock package Code 4B and a trace element ICP-MS package Code 4B2.  The two packages are combined for Code 4Litho.  The fusion process ensures total metals particularly for elements like REE in resistate phases (this may not be the case for acid digestions, particularly for heavy rare earths and other elements contained in refractory minerals like zircon, sphene, monazite, chromite, gahnite and several other phases).  If refractory minerals are not digested, a bias may occur for certain REE and high field strength elements with standard acid digestions.  The trace element package using ICP-MS (Codes 4B2-STD or 4B2-RESEARCH) on the fusion solution provides research quality data whether using standard or research detection limits.  Note that Eu determinations are semi-quantitative in samples having extremely high Ba concentrations (greater than 1%). This package is intended primarily for un-mineralized samples.  Mineralized samples can be analyzed but the results will, be semi-quantitative for the chalcophile elements (Ag, As, Bi, Co, Cu, Mo, Ni, Pb, Sb, Sn, W and Zn).

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For the 2008 winter and summer programs, the preparation laboratory was Acme in Yellowknife and the primary analytical laboratory was Acme Laboratory in Vancouver.  A split of every tenth sample reject was sent to ALS Laboratory in Vancouver for check analyses. All core was analyzed by Acme using two analytical packages: Group 4A and Group 4B. ALS analyzed the samples with the MS81 method.

Acme’s Group 4A is a whole rock characterization package comprising four separate analytical tests.  Total abundances of the major oxides and several minor elements are reported using a 0.1 g sample analyzed by Inductively Coupled Plasma (ICP)-emission spectrometry following a lithium metaborate/tetraborate fusion and dilute nitric digestion.  Loss on ignition (LOI) is by weight difference after ignition at 1,000°C.

Acme’s Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry (ICP-MS).  This package comprises two separate analyses.  Rare earth and refractory elements are determined by ICP mass spectrometry (MS) following a lithium metaborate/tetraborate fusion and nitric acid digestion of a 0.1 g sample (same decomposition as Group 4A).  In addition, a separate 0.5 g split is digested in Aqua Regia and analyzed by ICP-MS to report the precious and base metals.

For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Acme, was shipped to ALS Laboratories, where the samples are analyzed by the package MS81.  This is a combination of lithium metaborate/ICP atomic emission spectrometry (ICP-AES) for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

Starting with the winter 2009 drilling campaign, all samples were prepared at ALS’ preparation facility in Yellowknife, and a subsample shipped and analysed at ALS Chemex in Vancouver by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multi-element ICP analysis (ALS sample method ME-MS81).  All samples contained within intercepts above the 1.6% cut-off criteria and any additional samples exceeding analytical limits or of geological significance are re-run using similar ALS method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure. Every tenth sample has a duplicate pulp prepared which, with inserted standards and blanks, was sent to Acme Analytical in Vancouver for check analyses. Results were monitored for key elements, and in cases of QA/QC issues, re-analysis was requested.

Values were reported by the laboratories in ppm and converted to rare earth and rare metal oxides by Avalon geologists.

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CONCLUSIONS

Avalon’s conclusions with regards to the sample preparation and analysis are given in detail in Section 14 below.  In the opinion of the authors the sample analyses are sufficiently reliable for resource estimation purposes.

Table 13-2        Oxide Conversions

Element	Symbol	Convers ion to oxide	Oxide
Beryllium	Be	2.7758	BeO
Cerium	Ce	1.1713	Ce2O3
Dysprosium	Dy	1.1477	Dy2O3
Erbium	Er	1.1435	Er2O3
Europium (2)	Eu	1.1579	Eu2O3
Gadolinium	Gd	1.1526	Gd2O3
Gallium	Ga	1.3442	Ga2O3
Holmium	Ho	1.1455	Ho2O3
Lanthanum	La	1.1728	La2O3
Lutetium	Lu	1.1372	Lu2O3
Neodymium	Nd	1.1664	Nd2O3
Niobium	Nb	1.4305	Nb2O5
Praseodymium	Pr	1.1703	Pr2O3
Samarium	Sm	1.1596	Sm2O3
Tantalum	Ta	1.2211	Ta2O5
Terbium	Tb	1.1510	Tb2O3
Thorium	Th	1.0690	ThO
Thulium	Tm	1.1421	Tm2O3
Ytterbium	Yb	1.1387	Yb2O3
Yttrium	Y	1.2699	Y2O3
Zirconium	Zr	1.3508	ZrO2

Technical Report 43-101 – March 13, 2011
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Page 13-5

14.	DATA VERIFICATION

QUALITY ASSURANCE / QUALITY CONTROL

In 2007, Avalon commissioned CDN Laboratory from British Columbia to generate three standards called AVL-H, AVL-M or AVL-L.  These standards would be inserted into the assay stream.  Avalon then commissioned Dr. Barry Smee to review the round robin and assess the quality of the data.

In 2010, Avalon commissioned CDN Laboratory from British Columbia to generate a further standard called S-04-09.  This standard would be inserted into the assay stream, alternating with the original three standards.  Avalon then commissioned Dr. Barry Smee to review the round robin and assess the quality of the data. The Round Robin on the new standard included samples of the original three standards, rare earth certified standards, all randomized for the Round Robin. When inserted into the sample database, this standard was referred to as STD-H2.

The statistics of QAQC control samples was presented previously in the Scott Wilson RPA (2010) and is updated here. The control samples inserted into the sample stream from drill holes 137 to 311 are presented in Table 14-1.

Table 14-1        Statistics of QAQC Control Samples, L09-137 to L10-311

	Samples	Analyses	Blanks	Standard-L	Standard-M	Standard-H	Standard-H2	Standards total
Total number	10,491	15,474	417	180	162	121	306	769
Percent of samples			4.0%	1.7%	1.5%	1.2%	2.9%	7.3%
Percent of analyses			2.7%	1.2%	1.0%	0.8%	2.0%	5.0%

As can be seen, blanks were inserted on average at the rate of 4.0%, or one in 25 samples, and standards at the rate of 7.3%, or one in 13 samples. The rate of insertion of standards was varied according to whether the samples were from a mineralized zone or not with a standard every 10 samples in mineralization and every 40 samples outside mineralization. Some 10,491 samples were analysed by ALS method MS81 (so called “regular” analysis) and some 4,983, or 47%, were re-analysed for method MS81H, for higher rare earth and Zr analytical limits. As noted elsewhere, samples were also analysed for additional methods such as tests of XRF analysis for Zr, Nb and Ta. These additional analyses are not included in the statistics above.

The results of the standard analyses were checked against the certified or provisional means and tolerances listed in the standard certificates as well as against the lab’s (ALS) own precision tolerance level of +/-10%.  The three rare earth elements with the potential highest value (Nd, Tb and Dy) were routinely monitored along with the overall values for the total rare earths (TREE) and heavy rare earths (HREE).

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Page 14-1

Precision results of the QAQC program for all labs, as measured by relative standard deviation (standard deviation/sample population mean) for, as an example standard AVL-H (also referred to as STD-H), average between 3.5% and 5.7% for all rare earth elements, Nb, Ta and Zr. The results for the largest groups of analyses, representing 524 analyses of the standard, are listed in Table 14-2).

Table 14-2        Relative Standard Deviations, Standard AVL-H (2007-2010)

Samp_type	Method	Lab	N	Y %SD	La %SD	Ce %SD	Pr %SD	Nd%SD	Sm %SD	Eu %SD	Gd %SD	Tb %SD
AVL-H	MS81h	ALS	224	3.6%	3.6%	3.6%	4.1%	3.8%	3.7%	3.8%	3.7%	4.6%
STD-H	4A-4B	Acme	89	7.1%	6.6%	7.1%	6.0%	5.4%	5.0%	6.0%	7.9%	6.2%
STD-H	MS81	ALS	112	5.1%	5.3%	4.9%	5.5%	5.7%	5.6%	5.2%	5.8%	5.8%
STD-H	MS81H	ALS	99	3.7%	4.7%	4.6%	4.4%	4.1%	4.3%	4.1%	4.2%	4.8%

Samp_type	Method	Lab	N	Dy %SD	Ho %SD	Er %SD	Tm %SD	Yb %SD	Lu %SD	Nb %SD	Ta %SD	Zr %SD
AVL-H	MS81h	ALS	224	3.9%	4.6%	4.5%	4.4%	4.1%	4.8%	4.0%	4.2%	4.1%
STD-H	4A-4B	Acme	89	5.4%	6.3%	5.5%	6.1%	5.5%	6.3%	6.7%	7.5%	5.9%
STD-H	MS81	ALS	112	5.1%	5.7%	5.0%	5.6%	5.3%	5.4%	6.7%	7.4%	15.6%
STD-H	MS81H	ALS	99	3.4%	4.1%	5.0%	4.5%	4.7%	4.4%	5.9%	5.5%	4.4%

The results indicate that AVL-H/STD-H (same standard but inserted with different designation in the drill logs) are basically identical in relative SD and that Acme’s analyses show about 50% higher relative standard deviation than MS81H method of ALS. The latter laboratory’s MS81 method shows slightly higher relative SD compared to MS81H. However, as the laboratories anticipate 10% relative standard deviation, all are within acceptable limits.

Thus it is concluded that the precision results of both laboratories are within acceptable limits for analyses from 2007 to 2010.

Table 14-3 gives the calculated comparison of the means of the particular set of analyses of STD-H expressed as percentage of the overall mean of all analyses of that standard from 2007-2010. The total analyses, including those in Round Robin campaigns and routine batches, include at least eight laboratories and methods for the rare earths. Comparison of 112 analyses by MS81 (ALS), 323 analyses by MS81H (ALS) and 102 analyses by method 4A/B (Acme) indicate that the average differences are 101%, 99% and 95% respectively. Thus ALS results are very close to the mean of all labs, and Acme son average about 5% lower than all laboratories.

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Table 14-3        Relative Difference of Means of Analyses to Mean of All Laboratories.

Samp_type	Laboratory	Type_phase	Lab_Method	N	% mean Y	% mean La	% mean Ce	% mean Pr	% mean Nd	% mean Sm	% mean Eu	% mean Gd	% mean Tb
AVL-H (STD-H)	ALS	2009-10 ALS insert of STD-H into MS81h batches	MS81h	224	101%	99%	99%	100%	99%	99%	104%	102%	100%
STD-H	ACME	2007-8 ACME	Method 4A,B	89	98%	90%	92%	94%	98%	93%	93%	96%	94%
STD-H	ACME	2009-10 Acme Checks	Method 4A,B	13	98%	95%	103%	95%	101%	92%	90%	92%	92%
STD-H	ALS	2009-10 ALS MS81	MS81	112	105%	102%	101%	99%	101%	102%	102%	100%	99%
STD-H	ALS	2009-10 ALS MS81H	MS81H	99	102%	99%	99%	100%	99%	99%	104%	102%	99%

Samp_type	Laboratory	Type_phase	Lab_Method	N	% mean Dy	% mean Ho	% mean Er	% mean Tm	% mean Yb	% mean Lu	% mean Nb	% mean Ta	% mean Zr
AVL-H (STD-H)	ALS	2009-10 ALS insert of STD-H into MS81h batches	MS81h	224	96%	98%	101%	98%	97%	101%	103%	100%	118%
STD-H	ACME	2007-8 ACME	Method 4A,B	89	94%	97%	91%	99%	98%	101%	114%	96%	126%
STD-H	ACME	2009-10 Acme Checks	Method 4A,B	13	93%	93%	92%	91%	98%	98%	109%	93%	123%
STD-H	ALS	2009-10 ALS MS81	MS81	112	97%	99%	100%	98%	100%	102%	106%	105%
STD-H	ALS	2009-10 ALS MS81H	MS81H	99	96%	98%	101%	97%	97%	100%	103%	101%	118%

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Page 14-3

As part of the QA/QC program, Avalon employed Acme Analytical Laboratories (Vancouver) Ltd. to analyse duplicate rejects of every tenth drill core sample to confirm the primary laboratory’s accuracy. Figures 14-1 and 14-2 illustrate the duplicate reject analyses for Acme and ALS for TREE and HREE.

Figure 14-1      Analyses of Total Rare Earth Elements, Acme vs ALS

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Figure 14-2      Analyses of Total Heavy Rare Earth Elements, Acme vs ALS

The regression lines fitted to the data have coefficients of 0.9995 and 0.9848 with r2 of 0.9754 and 0.9765 respectively for TREE and HREE, indicating very close fit between the two data sets. The regression lines imply a systematic difference of less than 1% or TREE and about 1.5% for HREE, with Acme slightly lower than ALS. In the opinion of Avalon, these are acceptable differences and imply minimal bias in the analytical results.

Wardrop Engineering (2009), in the previous NI 43-101 report, concluded that there was evidence that Acme’s analyses for REE may be biased low by more than 5% (Thor Lake Resource Update, March 2009, NI 43-101 Report). Given the difference noted above between ALS and Acme analyses, it is concluded that the ALS analyses are acceptable for resource estimation purposes.  However, the earlier resource estimations may be understating the grade of the deposit due to the slight low bias of the early analyses.

As well as ALS method MS81H being routine for mineralized intervals of drill core samples, Avalon has tested XRF analysis (lithium borate fusion followed by XRF, method XRF10) for Nb, Ta and Zr. The method has upper limits of 10% for Nb and 50% for Ta and Zr. The results of routine analyses of the standards utilized are summarized in the following table.

Technical Report 43-101 – March 13, 2011
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Table 14-4: Comparison of Niobium, Tantalum and Zirconium Analyses

Comparison of Method to Mean of All Analyses
Standard	Lab	Method	N	Nb	Ta	Zr
STD-L	ALS	MS81	188	100%	99%	101%
STD-L	ALS	MS81H	19	101%	100%	101%
STD-L	Acme	Method 4A	98	103%	91%	103%
STD-L	ALS	XRF	43	104%	73%	106%
Average in ppm				1,383	144	9,750

STD-M	ALS	MS81	153	103%	98%	66%
STD-M	ALS	MS81H	87	101%	96%	95%
STD-M	Acme	Method 4A	121	109%	90%	106%
STD-M	ALS	XRF	46	109%	88%	115%
Average in ppm				2,196	227	14,087

STD-H	ALS	MS81	112	100%	100%	66%
STD-H	ALS	MS81H	99	98%	96%	111%
STD-H	Acme	Method 4A	224	98%	95%	111%
STD-H	ALS	XRF	21	98%	98%	120%
Average in ppm				2,676	301	17,234

STD-H2	ALS	MS81	285	96%	36%	29%
STD-H2	ALS	MS81H	182	95%	124%	100%
STD-H2	Acme	Method 4A	38	93%	99%	80%
STD-H2	ALS	XRF	220	94%	124%	100%
Average in ppm				4,132	313	34,323

Note: cases with analytical limits removed

The results indicate the following:

•
For the low grade standard (STD-L), all methods (Acme and ALS) give similar results for Nb and Zr, but XRF appears to give anomalously low results for Ta. The cause of this is not known. Standard STD-M is similar.

•	For higher grade Zr samples (>1%), MS81 does not give correct results due to analysis upper limits, however, for Nb and Ta (with the exception of standard H2/S-04-09) the results are satisfactory.
•	Except for standard H2/S-04-09, Zr values are 6% to 20% higher with XRF than the average of all analyses from all labs.

In addition, XRF10 analyses generally show very low standard deviations.

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Thus it is concluded that zirconium analyses are systematically higher with XRF, and that these may in fact be more representative of the Zr content of the rock. On the other hand, the Nb and Ta analyses by ICP methods (ALS MS81H and Acme 4A/4B) are all sufficiently close that it is not necessary to conduct additional XRF analyses of these elements. Given the important of Zr to the overall economics of the deposit, drill core should be routinely analysed by XRF methods for Zr as otherwise the ZrO2 grade may be systematically understated in resource estimates.

Avalon monitors the results of the Company’s internal standards during routine analysis of drill core. Due to the large number of elements involved, being fifteen rare earth elements and three rare metals (Nb, Ta, Zr), it would be impractical to apply a normal logic table of failures where an analysis batch is failed on the basis of issues with one element. In addition, all core is analysed and so about two-thirds of the samples that have chemical data are not significant in terms of the economics of the deposit. As a result, Avalon followed the following procedure for assessing analytical data:

•	Batches were not failed if the samples analysed were clearly far below any economic levels (not mineralized), unless the standards results were very grossly out.
•
The results of the standards were reviewed to see how many elements were out of acceptable range as recommended in the standard certification, and if four elements were out of range (greater than three standard deviations), but two high and two low, and the remaining 14 elements were in range, the batch was accepted.

•
If five elements or more elements were out of acceptable range (greater than three standard deviations), and all in the same direction, either biased all high or all low, then the batch was re-analysed.

There were a few cases of blanks being out of acceptable range. However, on close examination of the results, these were almost invariably clearly associated with sample switching, and it was clear that a mineralized sample and the blank had been switched.

There was a noticeable reduction in the number of cases of standards being out of range in the case of ALS method MS81H compared to MS81.

The overall conclusions of the QAQC work completed are as follows:

•	Standard deviations of duplicate analyses on standards indicate that the precision of the laboratories is satisfactory, both for ALS Laboratory and Acme Laboratory.
•	Duplicate analyses of standards and the duplicate reject analyses indicate that there is little systematic bias between ALS Laboratory and Acme Laboratory.
•
ALS Laboratory and Acme Laboratory indicate means for the four standards utilized by Avalon within 5% of the accepted values for most rare earth elements, Nb and Ta. Zr shows more deviation, with ALS MS81H and Acme Method 4A/4B being higher, as are the XRF analyses completed at ALS.

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•	Although there may be systematic differences between ALS and Acme for individual rare earths, in general, the TREE and HREE indicate that this difference is about 1% for TREE and 1.5% for HREE.
•
Given the general agreement between laboratories on the mean of the standards, and the low standard deviation of duplicate analyses, Avalon considers that the standards are acceptable for QAQC monitoring of the drill core analyses.

•
In conclusion, the drill core analyses are considered sufficiently reliable for resource estimation purposes, with the caveat that analyses for Zr require further investigation to establish the cause of the difference between the various methods.

•	However, Avalon does not consider that the variation in Zr analyses is material to the resource given the low proportion of the total value of Zr relative to all other metals (rare earths, Nb and Ta).

SPECIFIC GRAVITY MEASUREMENT

A detailed description of the routine used for specific gravity data collection is given in section 17.

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15.	OTHER PROPERTIES

At the time of writing, there are no mineral claims or leases adjacent to Avalon’s Thor Lake leases and claims as reported in section.  All of the known rare metal deposits related to the Blatchford Lake Complex are owned by Avalon.

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16.	MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTING

Numerous metallurgical tests have been conducted over the last two years to determine how best to recover the valuable elements from Thor Lake Basal Zone ore.  The results of these tests and brief economic trade-off studies have led to the selection of a process including grinding, froth flotation, decomposition of the refractory rare earth, zirconium, and niobium-tantalum minerals and recovery of these elements from solution by solvent extraction and precipitation methods.

Metallurgical tests were completed on representative samples, both geographically and geologically, of the Upper and Basal Zones of the deposit, prepared in 2008, 2009 and 2010. The samples were developed from multiple drill holes, with composites comprising of numerous samples across the mineralized zones.

MINERALOGY

The mineralogy of the mineralized material from the Thor Lake Deposit ore has been detailed in Section 9 of this report. The important minerals are zircon, allanite, monazite, fergusonite, bastnaesite, and synchysite. The minerals of interest are fine-grained and typically in the 5 to 25 µm size range.

COMMINUTION

Five carefully selected composite samples of Upper Zone (UZ) and Basal Zone (BZ) material and waste rock were prepared and submitted to Starkey and Associates for SAGDesign testing and to SGS Lakefield Research Limited (SGS) for assessment of comminution properties.

SGS reported a Bond metric rod mill work index value of 16 kWh/t for a UZ sample and values of 14 kWh/t and 16.5 kWh/t for two BZ samples.  The values show rock of average toughness according to the SGS database.

SGS measured the abrasion indices at 0.3 to 0.4 g indicating moderately abrasive material.

Bond ball mill work index tests returned metric values of about 15 kWh/t for all samples with very little variation when tested using 75 and 106 µm closing screens.

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Based on the data, Melis Engineering designed a comminution circuit comprising crushing to -15 mm followed by rod and ball milling to achieve the target grind of 80% passing 38 µm.

The SAGDesign tests showed that the ore was amenable to semi-autogenous grinding (SAG) and this option may be examined again in future testwork and design studies.

FLOTATION

Numerous open circuit and locked cycle flotation tests have been done at SGS by Srdjan Bulatovic of SBM Mineral Processing and Engineering Services Ltd.  Testwork is continuing but at the time of the pre-feasibility study, it had been established through work on numerous samples covering different ore grades and compositions that the flotation flowsheet should comprise grinding to 80% passing 38 µm, desliming at about 8 µm, the removal of magnetic materials followed by flotation.

The flotation process detailed in the pre-feasibility study comprised a partial solution change, conditioning, rougher-scavenger flotation, four stages of counter-current cleaning, and a gravity upgrading step.

At 18% mass pull to a final concentrate, the circuit described above was expected to yield 90% recovery of zirconium, 69% recovery of niobium, 63% recovery of tantalum, and 80% recovery of the rare earths and yttrium.

Optimization of mass pull (affecting concentrate handling and hydrometallurgical operating and capital costs) vs. recovery (affecting revenue) for the concentrator, and the evaluation of the response of other ore samples will be carried out at the Feasibility stage.

Testwork is continuing at SGS to evaluate other ore samples and to further increase the upgrading effect whilst holding, or improving, recovery levels through the rejection of biotite.  When these tests are completed it is planned to operate a pilot plant comprising grinding, feed preparation, and flotation to both demonstrate the process and generate a bulk sample for on-going hydrometallurgical work and, eventually, a hydrometallurgical pilot plant.

HYDROMETALLURGY

The minerals in the flotation concentrate are chemically refractory – especially zircon.  Zircon is routinely decomposed (cracked) at several operations around the world using fused sodium hydroxide and this process has been extensively investigated by SGS Mineral Services on Thor Lake material.  The tests have shown that caustic cracking will very effectively decompose not only the zircon but also all other value-bearing minerals.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 16-2

In a typical test, for example CCr-27, concentrate was treated with sodium hydroxide at 600°C for three hours, cooled, then water washed to remove excess sodium hydroxide and the phosphates and silicates formed in the cracking process.   The solids were then leached with hydrochloric acid and yielded 96% zirconium extraction and more than 96% solubilization of the rare earths.

Other approaches to the caustic cracking process have been investigated including cracking tests using sodium carbonate, cracking in an autoclave using strong caustic solution, cracking in the presence of reductants, and low temperature attrition milling with sodium hydroxide.  Some of these tests provided encouraging results and further tests have been planned.

Another approach to cracking refractory minerals is acid baking in which the feed material is mixed with concentrated sulphuric acid and held at a temperature of 200°C or more for a few hours.  This method is widely used in China for decomposing the rare earth concentrates from Bayan Obo and elsewhere.

SGS has investigated the use of acid baking for the Thor Lake concentrate and it has been seen to solubilize about 80% of the light rare earths and 50% of the heavy rare earths.  Zircon extraction is minimal, less than 4%, even under extreme acid bake conditions clearly indicating the refractory nature of zircon.

SGS Mineral Services has also investigated the use ammonium sulphate or ammonium chloride as acid baking reagents.  Some elements were extracted but no further work is planned.

A combination of acid baking and caustic cracking has also been investigated and shown to offer high recoveries and preferred reagent consumption levels and operating costs.  As reported in the previous Technical Report, extractions under favourable conditions are typified by the results of AB-19 in which overall zirconium recovery was 99%, overall light rare earth (lanthanum, cerium and neodymium) extraction was 98%, and extraction of the heavy rare earths and yttrium was 99%.  Niobium extraction was 83%

Although it is clear that a very effective process for solubilizing the valuable elements in the Thor Lake concentrate had been identified, testwork is continuing at SGS Mineral Services to further define the process parameters and optimize the flowsheet for the initial solubilization step.

Extracting valuable elements from the refractory minerals of the concentrate is a key part of the hydrometallurgical process.  Once the elements of interest are in solution, it is necessary to separately recover the zirconium, rare earths, yttrium, niobium and tantalum and this has been investigated in the laboratory.  The flowsheet that was selected for the pre-feasibility study comprises double salt precipitation of the light rare earths followed by sequential solvent extraction steps to isolate zirconium, the rare earths, niobium, and tantalum.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 16-3

Double salt precipitation, which is a classic means of separating the light and heavy rare earths, involves the addition of sodium ion to a sulphate solution of the rare earth elements.  This has been tested and the resulting product metathesized and dried to produce a light rare earth hydrated oxide precipitate.  The yield of light rare earths to this precipitate was high (up to 96%) but some co-precipitation of yttrium and heavy rare earths was observed.  This does not represent a loss of heavy rare earths since they report to the light rare earth product but further work is under way to optimize the double salt precipitation step and other solution operations.

Solution reduction tests have been completed and a suitable process developed.  Solvent extraction tests have been done and more work is planned..  Based on available data and published information from other proposed or actual solvent extraction plants, the plant included in the pre-feasibility study consisted of three sequential solvent extraction circuits for recovery of zirconium, rare earths, and niobium and tantalum.

It is expected that testwork will continue on all aspects of the hydrometallurgical process over the next several months and will culminate in a hydrometallurgical pilot plant planned for late 2011.

The net recoveries expected, as reported in the earlier Technical Report, are provided in Table 16-1.  Testwork is continuing to confirm that these recoveries are obtainable from other samples from the Thor Lake project.

Table 16-1          Flotation and Hydrometallurgical Recoveries
Avalon Rare Metals Inc. – Thor Lake Project

	Feed to Concentrate	Concentrate to Product	Net Recovery
ZrO2	89.7%	90.0%	80.7%
TREO	79.5%	93.0%	73.9%
HREO	79.5%	93.0%	73.9%
Nb2O5	68.9%	80.0%	55.1%
Ta2O5	63.0%	50.0%	31.5%

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 16-4

17.	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

SUMMARY

The last publicly available NI 43-101 technical report and mineral resource estimate for the Nechalacho deposit was completed by Scott Wilson RPA.  The effective date for Scott Wilson RPA’s resource estimate is July 29, 2010. Since that time, updated resource estimates have been released in two press releases (September 8, 2010 and January 27, 2011).

The technical data used for the January 27, 2011 resource estimate was compiled, validated and evaluated by Avalon.  Bill Mercer P.Geo. was the QP for this resource estimate.  The January 2011 technical data was updated with new drill hole information and assays.  Bill Mercer also validated this data set, Finley Bakker P.Geo. updated the wireframe and interpolated values for the fifteen REE elements (plus Zr, Nb, Ga, Hf, Th and Ta) into the block model.

Avalon has summarized the January 27, 2011 resource estimate using a Net Metal Return (NMR) per tonne cut-off value (Table 17-1).  This is an economic number rather than an oxide cut-off grade.  The rationale behind this change in the cut-off parameter is explained further under ‘Cut-Off Grade’.  Detailed resource tables, including the individual rare earth oxide grades, are included at the end of this section. In addition a TREO equivalent is also reported. It is similar in sense to the NMR calculation but rather than converting the various metals to a unit price it converts them to an equivalent grade in TREO based on metal prices, recoveries etc.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-1

Table17-1	Mineral Resource Summary

BASAL ZONE RESOURCES
INDICATED
AREA	Tonnes (millions)	TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
Tardiff Lake	41.55	1.61	0.34	20.61	2.99	0.41	397	2.07
West Long Lake	15.94	1.42	0.31	21.01	2.99	0.38	392	1.85
TOTAL	57.49	1.56	0.33	20.72	2.99	0.40	396	2.01

INFERRED
Tardiff Lake	19.34	1.66	0.36	20.54	3.08	0.42	423	2.14
Thor Lake	79.27	1.30	0.24	18.80	2.78	0.37	338	1.71
West Long Lake	8.98	1.17	0.21	17.12	2.71	0.33	347	1.56
TOTAL	107.59	1.35	0.26	18.97	2.83	0.37	354	1.77

UPPER ZONE RESOURCES
INDICATED
AREA		TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
Tardiff Lake	23.63	1.50	0.15	10.44	2.09	0.32	194	1.89
West Long Lake	7.02	1.40	0.13	9.63	2.14	0.27	186	1.77
TOTAL	30.64	1.48	0.15	10.26	2.10	0.31	192	1.86

INFERRED
Tardiff Lake	28.66	1.34	0.12	9.19	1.96	0.32	175	1.71
Thor Lake	81.66	1.24	0.12	9.72	2.54	0.36	206	1.65
West Long Lake	5.67	1.34	0.12	9.44	1.95	0.26	170	1.68
TOTAL	115.98	1.27	0.12	9.57	2.37	0.34	196	1.67

TOTAL COMBINED INDICATED
AREA		TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
UPPER AND BASAL	88.13	1.53	0.26	17.08	2.68	0.37	325	1.96

TOTAL COMBINED INFERRED
UPPER AND BASAL	223.57	1.31	0.19	14.10	2.59	0.36	272	1.72

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203 and Lu203.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La203, Ce203, Pr203, Nd203and Sm203.
4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010. Some of these prices are higher and some are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure.

5.	Mineral Resources are undiluted.
6.
A cut-off NMR grade of $260 Can was used for the base case. NMR is defined as "Net Metal Return" or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and processing costs.

7.	An exchange rate of 1.11 was used.
8.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-2

9.
TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.

10.
The two main differences to previous estimates were that eight composites were used per block, versus 15 in the estimate released in July 19, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.

RESOURCE DATABASE

The January 27, 2011 resource estimate for the Nechalacho deposit is based upon detailed core logging, assays and geological interpretation by Avalon's consulting geologists. In total, 291 drill holes (out of a database of 316 drill holes) were used for the estimate of which 45 are historic and 246 are Avalon diamond drill holes (drilled and sampled from 2007 to 2010).  Complete REE analyses (plus Zr, Nb, Ga, and Ta) are available for six historic holes and all 246 Avalon holes. These holes and their related assays form the basis for the creation of two domains of REE mineralization: an upper light rare earth element-enriched domain (Upper Zone) and a lower heavy rare earth element-enriched domain (Basal Zone). In addition a further 19 Avalon drill holes were not used in the calculation either due to the entire hole encountering diabase and being abandoned (five holes) or due to being outside the limits of the model (15). Of the latter, a number of holes and in particular L10-309, L10-310, L10-311 encountered significant intersections of mineralization.

Table 17-2 displays the source and number of drill holes used for the resource estimate. Table 17-3 shows the number of partial or complete REE analyses completed by both Avalon and other companies and includes diamond drill holes outside the resource calculation.

Table17-2	Drill Hole Information for this Resource Estimate
Avalon Rare Metals Inc. – Nechalacho Project

Data Source	Number of Holes	Metres	Years	Notes
Other Companies	45	5,242	1978 to 1988	Not all information could be validated
Avalon	246	54,611	2007 to 2010	Metreage does not include restarted holes
Totals	291	59,853

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-3

Table 17-3	Assay Summary
Avalon Rare Metals Inc. – Nechalacho Deposit

Data Source	Holes with no REE Analyses	Holes with partial REE Analyses	Holes with Complete REE Analyses	Total
Other Companies	10	35	6	51
Avalon	5	0	260	265
Totals	15	35	266	316

Table 17-4 displays the number of samples for each element in the database (including drill holes outside the limits of model). Some of these holes were used for geological modeling however to better define the limits of model. Also included are five Avalon holes that were restarted (due to diabase).

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-4

Table17-4	Sample Information
Avalon Rare Metals Inc. – Nechalacho Deposit

Element	Samples	Comments
Y	26,455	Number reflects additional analyses from pre-Avalon holes
La	25,193	Number reflects additional analyses from pre-Avalon holes
Ce	26,453	Number reflects additional analyses from pre-Avalon holes
Pr	25,106	Avalon analyses only
Nd	25,106	Avalon analyses only
Sm	25,106	Avalon analyses only
Eu	25,106	Avalon analyses only
Gd	25,106	Avalon analyses only
Tb	25,106	Avalon analyses only
Dy	25,106	Avalon analyses only
Ho	25,106	Avalon analyses only
Er	25,106	Avalon analyses only
Tm	25,106	Avalon analyses only
Yb	25,106	Avalon analyses only
Lu	25,106	Avalon analyses only
Zr	26,865	Number reflects additional analyses from pre-Avalon holes
Nb	26,224	Number reflects additional analyses from pre-Avalon holes
Ta	26,138	Number reflects additional analyses from pre-Avalon holes
Ga	23,982	Number includes additional analyses from pre-Avalon holes
Hf	24,817	Number includes additional analyses from pre-Avalon holes
Th	25,106	Avalon analyses only
U	25,253	Number reflects additional analyses from pre-Avalon holes

GEOLOGICAL MODELLING

As previously mentioned, two zones of REE enrichment have been defined for the Nechalacho Deposit. The upper and lower contacts for the Basal and Upper Zones (BZ and UZ respectively) are defined on the basis of significant changes in HREO% and TREO%. These surfaces were clipped against a perimeter bounding surface to define the UZ and BZ.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-5

The base of the BZ is interpreted as a hard boundary that is generally defined by a strong increase in the HREO% and TREO%.  In some drill holes the contact is not as sharp and the boundary was placed at the start of the increase in HREO% and TREO% (a conservative approach that introduces a certain amount of dilution).  The upper boundary of the BZ was generally defined as a soft contact where the TREO% was greater than 1% and the HREO% was greater than 0.15.  The volume between the top of the BZ and the base of the overburden/water was flagged as UZ. Where there were sharply defined zones of waste above the last zones of mineralization in the upper zone (toward surface), these areas were also excluded. The model used the Grace Lake Granite as the southernmost extent of the both the Upper and Basal Zones. In general the model in the remaining azimuths was clipped to the last intersections of the Basal Zone. However as previously mentioned, some holes to the north which contained significant intersections were excluded due to their distance to the nearest   adjoining drill hole.

COMPOSITES

Two-meter composites were created for each element from the raw assays in the database. These composites were constrained by the upper and lower boundaries of the Upper and Basal Zones and flagged with the appropriate zone code. Unlike previous resource calculations the model was not “flattened “prior to compositing. While there is some anecdotal evidence to suggest that the basal zone was originally “flat””, the variograms do not seem to support this hypothesis. Neither do the grade graphs (Figure 1), which show a general increase of grade with depth. This would not be expected if the deposit was folded/moved after deposition. Note that composites were not extracted from the diabase dykes that cross-cut the deposit.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-6

Figure 17-1	Distribution of REO Compared to Depth

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-7

STATISTICS

Table 17-5	Raw Assay and Composite Descriptive Statistics
Avalon Rare Metals Inc. – Nechalacho Deposit

Assay Statistics for entire area (including upper and basal but not limited to)*

assays

Rows by: Fields
Columns by: Statistics

	Valid	Rejected	Total Weight	Sum	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. of Variation
Y2O3	52,802	0	0.0	24,723,030.00	0.000	16,433.500	468,221	837.194	700,893.000	1.788
LA2O3	52,802	0	0.0	61,507,510.00	0.000	242,811.000	1,164.871	1,841.770	3,392,116.000	1.581
CE2O3	52,802	0	0.0	140,373,700.00	0.000	106,651.000	2,658.492	3,302.845	10,908,790.000	1.242
PR2O3	52,802	0	0.0	17,066,680.00	0.000	6,840.150	323.220	399.260	159,408.800	1.235
ND2O3	52,802	0	0.0	66,004,280.00	0.000	53,169.600	1,250.034	1,574.171	2,478,014.000	1.259
SM2O3	52,802	0	0.0	12,801,010.00	0.000	5,800.000	242.434	307.431	94,513.930	1.268
EU2O3	52,802	0	0.0	1,463,074.00	0.000	625.320	27.709	35.786	1,280.667	1.292
GD2O3	52,802	0	0.0	10,415,190.00	0.000	5,765.000	197.250	256.457	65,770.110	1.300
TB2O3	52,802	0	0.0	1,307,200.00	0.000	665.280	24.757	36.531	1,334.530	1.476
DY2O3	52,802	0	0.0	5,763,918.00	0.000	3,134.070	109.161	188.493	35,529.640	1.727
HO2O3	52,802	0	0.0	935,221.90	0.000	680.720	17.712	34.389	1,182.636	1.942
ER2O3	52,802	0	0.0	2,347,053.00	0.000	1,497.330	44.450	88.877	7,899.051	1.999
TM2O3	52,802	0	0.0	294,242.50	0.000	161.020	5.573	11.736	137.726	2.106
YB2O3	52,802	0	0.0	1,770,785.00	0.000	951.620	33.536	69.130	4,779.015	2.061
LU2O3	52,802	0	0.0	246,563.30	0.000	139.280	4.670	9.713	94.336	2.080
TA2O5	52,802	0	0.0	6,512,652.00	0.000	1,630.040	12.341	157.392	24,772.110	1.276
NB2O5	52,802	0	0.0	87,217,090.00	0.000	22,049.800	1,651.776	1,833.630	3,362,201.000	1.110
ZRO2	52,802	0	0.0	582,505,800.00	0.000	135,776.000	11,031.890	14,006.160	196,172,600.000	1.270
GA2O3	52,802	0	0.0	6,361,395.00	0.000	650.500	120.476	71.153	5,062.784	0.591
HFO2	52,802	0	0.0	11,178,330.00	0.000	2,725.970	211.703	266.992	71,284.830	1.261
THO2	52,802	0	0.0	3,544,077.00	0.000	2,258.930	67.120	93.207	8,687.509	1.389

* Note that total number of assays is not valid as MineSight splits assays at changes in lithology, downhole survey, density etc.

Composite Statistics for entire area (including upper and basal but not limited to)
Composites

Rows by: Fields
Columns by: Statistics

	Valid	Rejected	Total Weight	Sum	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. of Variation
Y2O3	32,863	0	0.0	13,229,890	0.0	16,434.0	402.6	757.8	574,272.5	1.9
LA2O3	32,863	0	0.0	31,807,560	0.0	131,069.0	967.9	1,741.2	3,031,743.0	1.8
CE2O3	32,863	0	0.0	74,519,060	0.0	98,724.0	2,267.6	3,043.4	9,262,406.0	1.3
PR2O3	32,863	0	0.0	8,740,071	0.0	5,850.0	266.0	364.4	132,784.5	1.4
ND2O3	32,863	0	0.0	33,802,590	0.0	37,805.0	1,028.6	1,427.9	2,038,912.0	1.4
SM2O3	32,863	0	0.0	6,555,597	0.0	4,515.0	199.5	281.2	79,076.3	1.4
EU2O3	32,863	0	0.0	750,263	0.0	473.0	22.8	32.9	1,079.3	1.4
GD2O3	32,863	0	0.0	5,336,776	0.0	4,203.0	162.4	234.6	55,026.2	1.4
TB2O3	32,863	0	0.0	674,138	0.0	474.0	20.5	33.4	1,117.9	1.6
DY2O3	32,863	0	0.0	2,994,063	0.0	3,123.0	91.1	181.6	29,436.6	1.9
HO2O3	32,863	0	0.0	488,065	0.0	681.0	14.9	31.2	975.2	2.1
ER2O3	32,863	0	0.0	1,224,238	0.0	1,497.0	37.3	80.7	6,516.1	2.2
TM2O3	32,863	0	0.0	154,064	0.0	154.0	4.7	10.7	114.4	2.3
YB2O3	32,863	0	0.0	926,878	0.0	864.0	28.2	63.0	3,964.7	2.2
LU2O3	32,863	0	0.0	129,048	0.0	133.0	3.9	8.8	78.0	2.2
TA2O5	32,863	0	0.0	3,504,613	0.0	1,630.0	106.6	148.4	22,008.9	1.4
NB2O5	32,863	0	0.0	47,186,460	0.0	17,517.0	1,435.9	1,731.1	2,996,719.0	1.2
ZRO2	32,863	0	0.0	312,124,700	0.0	129,021.0	9,497.8	13,065.7	170,712,100.0	1.4
GA2O3	32,863	0	0.0	3,292,120	0.0	629.0	100.2	77.6	6,020.9	0.8
HFO2	32,863	0	0.0	5,758,806	0.0	2,522.0	175.2	247.3	61,150.5	1.4
THO2	32,863	0	0.0	1,825,546	0.0	1,904.0	55.6	82.8	6,850.8	1.5

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-8

Assay Statistics for Upper Zone*

assays by lens

Filter : 2

Rows by: Fields
Columns by: Statistics

	Valid	Rejected	Total Weight	Sum	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. of Variation
Y2O3	27,599	0	0.0	9,309,357.00	0.000	6,053.130	337.308	418.061	174,774.900	1.239
LA2O3	27,599	0	0.0	37,757,530.00	0.000	242,811.000	1,368.076	2,177.957	4,743,496.000	1.592
CE2O3	27,599	0	0.0	86,703,260.00	0.000	106,561.000	3,141.536	3,452.493	11,919,710.000	1.099
PR2O3	27,599	0	0.0	10,391,950.00	0.000	6,142.500	376.534	408.195	166,623.400	1.084
ND2O3	27,599	0	0.0	39,958,960.00	0.000	53,169.600	1,447.841	1,622.346	2,632,007.000	1.121
SM2O3	27,599	0	0.0	7,328,361.00	0.000	5,800.000	265.530	291.905	85,208.540	1.099
EU2O3	27,599	0	0.0	787,362.50	0.000	625.320	28.529	31.316	980.720	1.098
GD2O3	27,599	0	0.0	5,527,785.00	0.000	5,765.000	200.289	220.647	48,684.900	1.102
TB2O3	27,599	0	0.0	588,726.60	0.000	665.280	21.331	24.294	590.219	1.139
DY2O3	27,599	0	0.0	2,206,219.00	0.000	2,209.900	79.938	97.387	9,484.154	1.218
HO2O3	27,599	0	0.0	317,921.30	0.000	333.490	11.519	15.092	227.774	1.310
ER2O3	27,599	0	0.0	769,820.00	0.000	734.950	27.893	36.180	1,308.993	1.297
TM2O3	27,599	0	0.0	88,697.05	0.000	103.350	3.214	4.487	20.129	1.396
YB2O3	27,599	0	0.0	552,290.40	0.000	720.990	20.011	28.442	808.951	1.421
LU2O3	27,599	0	0.0	76,613.40	0.000	109.830	2.776	4.113	16.919	1.482
TA2O5	27,599	0	0.0	3,049,017.00	0.000	1,241.020	110.476	101.229	10,247.260	0.916
NB2O5	27,599	0	0.0	49,354,230.00	0.000	22,049.800	1,788.262	1,633.235	2,667,455.000	0.913
ZRO2	27,599	0	0.0	301,184,700.00	0.000	112,403.000	10,912.880	12,131.580	147,175,100.000	1.112
GA2O3	27,599	0	0.0	4,020,932.00	0.000	650.500	145.691	65.677	4,313.459	0.451
HFO2	27,599	0	0.0	5,488,148.00	0.000	2,725.970	198.853	217.197	47,174.430	1.092
THO2	27,599	0	0.0	2,076,612.00	0.000	2,258.930	75.242	86.588	7,497.539	1.151

* Note that total number of assays is not valid as MineSight splits assays at changes in lithology, downhole survey, density etc.

Composite Statistics for Upper Zone

composites by lens

Filter : 2

Rows by: Fields
Column by: Statistics

	Valid	Rejected	Total Weight	Sum	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. of Variation
Y2O3	15,002	0	0.0	4,923,887	0.0	4,768.0	328.2	371.4	137,968.3	1.1
LA2O3	15,002	0	0.0	19,243,020	0.0	131,069.0	1,282.7	2,179.6	4,750,471.0	1.7
CE2O3	15,002	0	0.0	45,634,220	0.0	98,724.0	3,041.9	3,226.1	10,407,780.0	1.1
PR2O3	15,002	0	0.0	5,216,624	0.0	5,850.0	347.7	376.8	141,963.2	1.1
ND2O3	15,002	0	0.0	20,043,060	0.0	37,805.0	1,336.0	1,478.3	2,185,327.0	1.1
SM2O3	15,002	0	0.0	3,670,806	0.0	4,515.0	244.7	268.4	72,030.7	1.1
EU2O3	15,002	0	0.0	394,174	0.0	473.0	26.3	28.8	827.7	1.1
GD2O3	15,002	0	0.0	2,764,585	0.0	4,203.0	184.3	201.3	40,507.4	1.1
TB2O3	15,002	0	0.0	295,176	0.0	473.0	19.7	22.2	491.1	1.1
DY2O3	15,002	0	0.0	1,110,054	0.0	1,726.0	74.0	88.2	7,784.3	1.2
HO2O3	15,002	0	0.0	160,555	0.0	310.0	10.7	13.8	190.6	1.3
ER2O3	15,002	0	0.0	388,498	0.0	682.0	25.9	33.1	1,097.3	1.3
TM2O3	15,002	0	0.0	44,852	0.0	84.0	3.0	4.1	17.1	1.4
YB2O3	15,002	0	0.0	280,056	0.0	583.0	18.7	26.2	684.9	1.4
LU2O3	15,002	0	0.0	38,774	0.0	89.0	2.6	3.8	14.5	1.5
TA2O5	15,002	0	0.0	1,634,912	0.0	890.0	109.0	95.4	9,096.2	0.9
NB2O5	15,002	0	0.0	26,654,270	0.0	17,517.0	1,776.7	1,530.7	2,343,138.0	0.9
ZRO2	15,002	0	0.0	160,015,900	0.0	100,871.0	10,666.3	11,334.9	128,480,700.0	1.1
GA2O3	15,002	0	0.0	2,026,316	0.0	629.0	135.1	72.1	5,203.1	0.5
HFO2	15,002	0	0.0	2,740,390	0.0	1,979.0	182.7	199.9	39,975.2	1.1
THO2	15,002	0	0.0	1,049,814	0.0	1,904.0	70.0	78.5	6,155.2	1.1

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-9

Assay Statistics for Basal Zone*

assays by lens

Filter : 1

Rows by: Fields
Columns by: Statistics

	Valid	Rejected	Total Weight	Sum	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. of Variation
Y2O3	8,281	0	0.0	13,442,750.00	0.000	16,433.500	1,623.324	1,464.290	2,144,146.000	0.902
LA2O3	8,281	0	0.0	20,176,110.00	0.000	31,660.900	2,436.434	1,406.060	1,977,005.000	0.577
CE2O3	8,281	0	0.0	45,578,370.00	0.000	58,550.000	5,503.970	3,168.447	10,039,060.000	0.576
PR2O3	8,281	0	0.0	5,710,512.00	0.000	6,840.150	689.592	395.033	156,050.700	0.573
ND2O3	8,281	0	0.0	22,358,550.00	0.000	13,350.700	2,699.982	1,539.387	2,369,713.000	0.570
SM2O3	8,281	0	0.0	4,771,864.00	0.000	2,817.430	576.243	336.057	112,934.000	0.583
EU2O3	8,281	0	0.0	592,084.80	0.000	309.190	71.499	42.158	1,777.326	0.590
GD2O3	8,281	0	0.0	4,274,991.00	0.000	2,498.110	516.241	308.062	94,901.940	0.597
TB2O3	8,281	0	0.0	631,620.60	0.000	474.210	76.273	53.773	2,891.499	0.705
DY2O3	8,281	0	0.0	3,133,267.00	0.000	3,134.040	378.368	316.844	100,390.200	0.837
HO2O3	8,281	0	0.0	544,684.60	0.000	680.720	65.775	61.832	3,823.212	0.940
ER2O3	8,281	0	0.0	1,393,676.00	0.000	1,497.330	168.298	162.702	26,471.960	0.967
TM2O3	8,281	0	0.0	181,739.60	0.000	161.020	21.947	21.710	471.316	0.989
YB2O3	8,281	0	0.0	1,076,697.00	0.000	951.620	130.020	126.124	15,907.270	0.970
LU2O3	8,281	0	0.0	149,709.80	0.000	139.280	18.079	17.747	314.971	0.982
TA2O5	8,281	0	0.0	3,005,458.00	0.000	1,630.040	362.934	201.802	40,723.870	0.556
NB2O5	8,281	0	0.0	31,531,050.00	0.000	21,367.400	3,807.638	1,940.411	3,765,195.000	0.510
ZRO2	8,281	0	0.0	234,819,800.00	0.000	135,776.000	28,356.450	16,732.050	279,961,500.000	0.590
GA2O3	8,281	0	0.0	1,127,364.00	0.000	337.340	136.139	49.122	2,413.002	0.361
HFO2	8,281	0	0.0	4,664,883.00	0.000	2,547.350	563.324	331.946	110,188.100	0.589
THO2	8,281	0	0.0	1,169,103.00	0.000	1,513.540	141.179	132.121	17,455.930	0.936

* Note that total number of assays is not valid as MineSight splits assays at changes in lithology, downhole survey, density etc.

Composite Statistics for Basal Zone

composites by lens

Filter : 1

Rows by: Fields
Columns by: Statistics

	Valid	Rejected	Total Weight	Sum	Minimum	Maximum	Mean	Std. Devn.	Variance	Co. of Variation
Y2O3	4.391	0	0.0	7,160,944	0.0	16,434.0	1,630.8	1,372.5	1.883,758.0	0.8
LA2O3	4.391	0	0.0	10,575,800	0.0	13,988.0	2,408.5	1,313.0	1,723,961.0	0.5
CE2O3	4.391	0	0.0	24,137,300	0.0	26,905.0	5,497.0	2,922 1	3,538,410.0	0.5
PR2O3	4.391	0	0.0	2,988,754	0.0	3,158.0	680.7	372.0	138,393.5	0.5
ND2O3	4.391	0	0.0	11,714,650	0.0	10,552.0	2,667.9	1,465.3	2,147,210.0	0.5
SM2O3	4.391	0	0.0	2,495,344	0.0	2,297.0	568.3	320.1	102,470.0	0.6
EU2O3	4.391	0	0.0	309,661	0.0	309.0	70.5	40.3	1,627.3	0.6
GD2O3	4.391	0	0.0	2,232,682	0.0	2,191.0	508.5	293.6	86,173.5	0.6
TB2O3	4.391	0	0.0	330,870	0.0	474.0	75.4	51.1	2,615.5	0.7
DY2O3	4.391	0	0.0	1,648,857	0.0	3,123.0	375.5	300.3	90,189.4	0.8
HO2O3	4.391	0	0.0	287,248	0.0	681.0	65.4	58.7	3,442.5	0.9
ER2O3	4.391	0	0.0	733,816	0.0	1,497.0	167.1	155.0	24,011.3	0.9
TM2O3	4.391	0	0.0	95,915	0.0	154.0	21.8	20.8	433.4	1.0
YB2O3	4.391	0	0.0	567,634	0.0	864.0	129.3	120.8	14,604.1	0.9
LU2O3	4.391	0	0.0	78,895	0.0	133.0	18.0	16.9	287.2	0.9
TA2O5	4.391	0	0.0	1,602,041	0.0	1,630.0	364.8	191.6	36,721.1	0.5
NB2O5	4.391	0	0.0	16,760,750	0.0	15,994.0	3,817.1	1,814.3	3,291,733.0	0.5
ZRO2	4.391	0	0.0	125,246,200	0.0	129,021.0	28,523.4	15,915.8	253,313,300.0	0.6
GA2O3	4.391	0	0.0	591,865	0.0	313.0	134.8	49.5	2,447.8	0.4
HFO2	4.391	0	0.0	2,450,266	0.0	2,522 0	558.0	319.4	101,989.3	0.6
THO2	4.391	0	0.0	609,674	0.0	1,083.0	138.8	121.9	14,854.6	0.9

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-10

CUT-OFF GRADE

A previous public resource estimate (January 14, 2010) was reported at a cut-off grade of 1.60% TREO. This cut-off grade was based upon the estimated TREO revenues and operating costs at the time of the estimate and did not incorporate the potential by-product revenue streams from other rare metals (such as zirconium, niobium and tantalum).

It was recognized by Scott Wilson RPA (July 29, 2010) that a considerable portion of the total revenue from the Nechalacho Deposit will be generated from zirconium, niobium and tantalum sales. As such, in addition, metallurgical recovery data is now available for these (and other) elements and both Scott Wilson RPA and Avalon have stated their resource estimate using a monetary cut-off value (C$260/tonne) rather than an oxide (1.6% TREO) cut-off value. To do this, Avalon created an economic model using metal prices, the effects of payable percentages, flotation and hydrometallurgical recoveries, and any payable NSR Royalties. The net revenue generated by this model is termed the Net Metal Return (NMR). When the NMR model is applied to the 1.6% TREO cut-off grade for the Basal Zone used in the previous technical study (Wardrop, March 2009) the equivalent NMR value is approximately C$500/tonne. Operating cost estimates used in the latest PFS average C$260/tonnes (which is roughly 0.8% TREO), and this value has been applied as a break-even cut-off for the resource estimate. Included in the Resource calculation is the TREO equivalent which is based on metal prices and is similar to NMR.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-11

Table 17-6	Calculation Metal Values
Avalon Rare Metals Inc. – Nechalacho Deposit

		gross value	% flt rec	%hyd rec	% payable	%recover	final nmr	nmr can$
	Nb2O5	$45.00	68.9%	80.0%	100%	55%	$24.80	$27.53
	ZrO2	$3.77	89.7%	90.0%	100%	81%	$3.04	$3.38
	Ta2O5	$130.00	63.0%	50.0%	100%	32%	$40.95	$45.45
	Ga2O3	$-	10.0%	0.0%	0%	0%	$-	$-
HREO	Y2O3	$23.22	79.5%	93.0%	70%	52%	$12.02	$13.34
	Eu2O3	$1,086.10	79.5%	93.0%	70%	52%	$562.11	$623.94
	Gd2O3	$13.39	79.5%	93.0%	70%	52%	$6.93	$7.69
	Tb2O3	$1,166.09	79.5%	93.0%	70%	52%	$603.50	$669.89
	Dy2O3	$254.59	79.5%	93.0%	70%	52%	$131.76	$146.26
	Ho2O3	$64.85	79.5%	93.0%	70%	52%	$33.56	$37.25
	Er2O3	$47.81	79.5%	93.0%	70%	52%	$24.74	$27.47
	Tm2O3	$-	79.5%	93.0%	0%	0%	$-	$-
	Yb2O3	$-	79.5%	93.0%	0%	0%	$-	$-
	Lu2O3	$510.97	79.5%	93.0%	70%	52%	$264.45	$293.54
LREO	La2O3	$4.06	79.5%	93.0%	50%	37%	$1.50	$1.67
	Ce2O3	$2.08	79.5%	93.0%	50%	37%	$0.77	$0.85
	Pr2O3	$43.87	79.5%	93.0%	50%	37%	$16.22	$18.00
	Nd2O3	$46.06	79.5%	93.0%	50%	37%	$17.03	$18.90
	Sm2O3	$5.58	79.5%	93.0%	50%	37%	$2.06	$2.29
	HfO2	$-	0.0%	0.0%	0%	0%	$-	$-
	ThO2	$-	0.0%	0.0%	0%	0%	$-	$-

SPECIFIC GRAVITY

Specific gravity is measured on core samples taken at 5 m intervals within the hole; each sample is approximately 10 cm long.  Breaking the drill core (if necessary) only occurs after other tests that require undisturbed core (such as photography and geotechnical analysis) have been completed.  The density method is as follows:

•	Weigh the sample in air.
•	Weigh the sample suspended in water.

A Mettler Toledo PL3001-S electronic scale is used for weighing in air (Figure 17-1).  This scale has an accuracy of one decimal place.

A small metal can suspended beneath the balance, set up on a table with a hole for the suspension of the basket, is used to weigh the sample in water (the Mettler balance has a hook underneath for SG measurement purposes). The balance is zeroed with the can hanging in a large container of water (Figure 17-2).  The calculation of the SG is as follows:

Page 17-12

SG of sample = weight of sample in air/weight of sample in water.

Figure 17-2   Weighing of Sample in Air

Figure 17-3  Weighing of Sample in Water

SG measurements on the drill core according to lithology are summarized in the Table 17-9.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-13

Table 17-7  Statistics of Specific Gravity by Lithology
Avalon Rare Metals Inc. – Nechalacho Deposit

Old Rock Units	New Rock Units	Rock description	#	Median	Mean	Min	Max	SD
1	65/63	Alkaline/Peralkaline	1,930	2.77	2.78	2.16	3.71	0.11
2	69/67	Mineralized rock	1,673	2.87	2.90	2.26	3.80	0.17
3	78bc	Altered syenite	1,222	2.74	2.76	2.16	3.68	0.13
4	78ab	Albitized syenite	628	2.67	2.70	2.29	3.73	0.12
5	78a	Feldspathite	738	2.63	2.65	2.16	4.38	0.12
6	84	Syenite	57	2.68	2.69	2.57	2.93	0.07
7	85	Granite	37	2.67	2.68	2.63	2.99	0.06
8	90	Diabase	8	2.87	2.88	2.80	2.97	0.06

Thirty two samples of drill core were submitted to ALS-Chemex for an independent check of the SG values.  The same samples were checked at the Thor Lake camp site before shipment to ALS Chemex. ALS completed both water-only and wax-coated measurements on the core. The statistics are summarized in Table 17-10.

Table 17-8  Statistics of Specific Gravity (AlS Chemex)
Avalon Rare Metals Inc. – Nechalacho Deposit

Method	Mean (g/cc)	Std. Dev.	Median (g/cc)	Minimum (g/cc)	Maximum (g/cc)
ALS – Water	2.9441	0.22	2.91	2.56	3.51
ALS - Wax/Water	2.9388	0.22	2.90	2.54	3.51
Avalon - Water	2.9220	0.21	2.88	2.56	3.47

A t-test of the differences between these measurements gave a p-value of zero, indicating a significant difference at the 99% confidence level. However, the differences are only about 0.02 on values of 2.94, or 0.7% in terms of percent of ALS.  This difference will have only a minor effect, if any, on the tonnage estimation and is considered to be acceptable.

A regression line between densities as determined by Avalon and ALS Chemex also demonstrates excellent agreement (Figure 17-4).

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-14

Figure 17-4  Density Measurements ALS-Chemex Versus Avalon

CAPPING

Avalon did not cap any of the assay values prior to compositing and interpolation.  This follows previous practices.

DATABASE VALIDATION

Avalon performed a random check of the accuracy of the values in the database (for 2010 drill program) by comparing these values to those on the Assay Certificates (received directly from the laboratory). Previous database validation has been undertaken by both Scott Wilson RPA and Wardrop for previous years. The database verification indicated that, in the opinion of the authors, the database was acceptable for mineral resource estimation purposes.

BLOCK GRADE ESTIMATION

A block model was created to cover the known geological extents of the deposit; the parent blocks were sub-blocked (Table 17-11).  Geological solids were created using the upper and lower surfaces for the UZ and BZ constrained by the bounding perimeter surface.  Drill holes were back-tagged with the appropriate solids name to facilitate statistical analysis and interpolation.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-15

Table 17-9  Block Model Coordinates
Avalon Rare Metals Inc. – Nechalacho Deposit

INTERPOLATION

An Inverse Distance Squared (ID2) interpolation method was used by for the fifteen REE plus six other elements.  Variography was again attempted by Avalon. While results were inconclusive they generally support the search distances used to determine the indicated resource as is shown in the sample variogram given in Figure 17-5.

Figure 17-5  Global Variogram OF HREO

Avalon re-ran the variography for TREO, HREO, ZrO2, Nb2O5 ,Ta2O5 ,Dy2O3 and Tb2O3 using the updated data set and concluded that similar to Scott Wilson RPA that there was no strong directionality – however there does appear to be relatively continuity to at approximately  70 meters for most of the elements. As such IDW2 was also used in this resource estimate.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-16

SEARCH STRATEGY

A two pass, isotropic search field was used by Avalon to overcome the apparent lack of grade directionality. In both passes the search field was flattened in the plane of the zones.  Pass 1 was equal to 60 m by 60 m by 30 m and the second pass was 240 m by 240 m by 120 m.  The shorter range is perpendicular to the plane of the mineralized zone and interpolation was performed on the un-wrinkled/flattened zones.  The details and comparison to previous resource calculations are listed in Table 17-10.

Table 17-10  Calculation Metal Values
Avalon Rare Metals Inc. – Nechalacho Deposit

Comparison of Methods	Wardrop	SWRPA	Avalon
Capping	no	no	no
Calculation Type	kriged	IDW2	IDW2
Composite Length	2.5 m	2.0 m	2.0 m
Flattening of Holes	yes	yes	no
Search Ellipsoid 1	60x60x30	60x60x10	60x60x30*
Minimum composites/hole	4	4	4
Total composites/hole	15	15	8
Max composites/hole	3	15	3
Search Ellipsoid 2	120x120x60	120x120x20	60x60x30**
Minimum composites/hole	3	4	4
Total composites/hole	15	15	8
Max composites/hole	15	15	8
Search Ellipsoid 3	240x240x120	240x240x30	240x240x120
Minimum composites/hole	3	4	3
Total composites/hole	15	15	15
Max composites/hole	15	15	15
total composites	7,164	10,574	19,393
number of holes used	91	206	291
*= upper
**=basal

RESOURCE CLASSIFICATION

A distance model was created by Avalon and subsequently further delineated using a manual clipping routine to regionally define three regions or domains of contiguous or near-contiguous mineralization at a cut-off value of C$260/tonne.  MineSight was used to define “ore types” based on distance to a diamond drill hole and in the case of Upper Zone mineralization whether it met a two hole minimum for “measured and indicated”. All measured (as defined as 25m distance to a drill hole) was then downgraded to indicated. Indicated was limited to a maximum of 60 meters to a drill hole (and more than 25 meters). The deposit was broken into three domains as shown in Fig.17-6. All mineralization within the Thor Lake boundary was also downgraded to inferred irrespective of distance to a drill hole. The procedure is outlined in Table 17-11

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-17

Figure 17-6  Ore Zones by Domain

Table 17-11  Reclassification of Resource Categories
Avalon Rare Metals Inc. – Nechalacho Deposit

		Reclassification	Reclassification	Reclassification
Classification of Resources	MineSight Class	West Long Lake	Tardiff Lake	Thor Lake
0-25m basal	Measured	Indicated	Indicated	Inferred
0-25m upper - 2 hole min.	Measured	Indicated	Indicated	Inferred
25-60m basal	Indicated	Indicated	Indicated	Inferred
25-60m upper -2 hole min.	Indicated	Indicated	Indicated	Inferred
60-240m basal	Inferred	Inferred	Inferred	Inferred
60-240m upper - 2 hole min.	Inferred	Inferred	Inferred	Inferred

RESOURCE ESTIMATE

The Mineral Resource estimate summarized at the start of this section is reported by individual rare earth oxide components in the following tables.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-18

Table 17-12  Detailed Resource Breakdown by Cutoffs
Avalon Rare Metals Inc. – Nechalacho Deposit

zone	zone	new code	$Can cutoff	MINE	% TREO	% HREO	% H-T	ppm ZRO2	ppm NB2O5	ppm GA2O3	ppm TA2O5	ppm Y2O3	ppm LA2O3	ppm CE2O3	ppm PR2O3	ppm ND2O3	ppm SM2O3	ppm EU2O3	ppm GD2O3	ppm TB2O3	ppm DY2O3	ppm HO2O3	ppm ER2O3	ppm TM2O3	ppm YB2O3	ppm LU2O3	ppm HFO2	ppm THO2	DEN
west long lake	basal	indicated >=	260	8,658,615	1.39	0.30	20.73	29,726	3,718	108	391	1,546	2,242	4,980	632	2,486	555	70	496	75	376	65	172	22	130	19	603	122	2.84
westlong lake	basal	indicated >=	260	7,278,190	1.47	0.33	21.34	30,097	3,791	109	394	1,716	2,353	5,234	661	2,603	579	73	517	81	411	73	191	25	148	21	606	124	2.86
tardiff lake	basal	indicated >=	260	22,091,727	1.58	0.32	20.13	29,407	4,137	142	399	1,743	2,561	5,921	717	2,812	592	73	532	78	387	67	169	22	130	18	576	161	2.90
tardiff lake	basal	indicated >=	260	19,457,557	1.64	0.35	21.16	30,448	4,120	145	396	1,883	2,633	5,982	744	2,919	628	78	572	86	429	75	193	25	149	21	605	147	2.89
	basal	indicated	260 Total	57,486,089	1.56	0.33	20.72	29,895	4,024	133	396	1,757	2,511	5,713	706	2,773	597	74	538	81	403	70	180	23	139	19	594	146	2.88
west long lake	basal	indicated >=	400	5,125,325	1.66	0.38	23.01	35,162	4,299	103	465	2,030	2,609	5,796	738	2,915	662	85	601	95	489	87	230	30	174	25	714	130	2.87
westlong lake	basal	indicated >=	400	4,627,653	1.73	0.41	23.48	35,056	4,328	104	461	2,196	2,700	6,008	761	3,009	679	87	617	99	522	95	250	33	193	27	707	130	2.89
tardiff lake	basal	indicated >=	400	15,377,003	1.78	0.38	21.46	33,315	4,548	147	448	2,057	2,849	6,501	801	3,147	670	84	613	93	467	81	207	27	161	22	668	171	2.91
tardiff lake	basal	indicated >=	400	14,664,764	1.82	0.40	22.15	34,157	4,480	147	438	2,157	2,880	6,524	817	3,212	697	88	640	97	494	87	225	30	176	24	679	154	2.91
	basal	indicated	400 Total	39,794,745	1.77	0.39	22.15	34,066	4,465	136	448	2,107	2,812	6,362	794	3,125	680	86	622	95	486	86	222	29	172	24	682	155	2.90
west long lake	basal	indicated >=	600	1,802,915	2.02	0.53	26.55	42,688	4,999	95	572	2,868	3,034	6,770	866	3,425	793	104	739	124	679	126	342	45	263	38	871	136	2.91
westlong lake	basal	indicated >=	600	1,779,966	2.13	0.58	27.45	42,826	5,098	99	576	3,168	3,161	7,061	898	3,566	824	108	777	133	739	140	378	50	294	41	868	129	2.95
tardiff lake	basal	indicated >=	600	5,873,639	2.21	0.53	24.33	41,350	5,292	145	532	2,876	3,396	7,716	967	3,824	841	108	788	125	659	119	311	42	245	34	827	174	2.95
tardiff lake	basal	indicated >=	600	5,209,959	2.25	0.52	23.48	42,814	5,491	147	559	2,851	3,496	8,020	986	3,905	847	108	786	124	648	116	300	40	236	33	858	189	2.95
	basal	indicated	600 Total	14,666,479	2.19	0.54	24.68	42,214	5,303	134	552	2,902	3,359	7,628	953	3,773	835	107	780	125	667	121	319	43	250	35	849	169	2.94
west long lake	basal	indicated >=	700	899,453	2.23	0.59	26.41	47,705	5,488	99	653	3,183	3,360	7,504	951	3,762	871	115	799	135	747	140	388	50	292	42	985	158	2.92
westlong lake	basal	indicated >=	700	1,083,367	2.31	0.65	28.00	46,215	5,451	103	632	3,520	3,394	7,592	960	3,819	885	117	835	145	816	156	427	57	329	46	946	135	2.97
tardiff lake	basal	indicated >=	700	2,844,159	2.46	0.62	25.57	45,238	5,783	143	594	3,381	3,705	8,464	1,058	4,202	930	119	882	143	772	142	372	50	288	39	915	192	2.97
tardiff lake	basal	indicated >=	700	2,428,964	2.53	0.63	25.36	47,224	6,029	144	636	3,475	3,813	8,827	1,077	4,292	945	123	894	146	787	144	373	50	290	39	965	204	2.97
	basal	indicated	700 Total	7,255,943	2.43	0.62	25.97	46,354	5,779	132	621	3,409	3,652	8,337	1,036	4,120	921	120	869	143	781	144	383	51	295	41	945	183	2.96
west long lake	upper	indicated >=	260	3,821,843	1.39	0.13	9.47	21,139	2,727	158	184	560	2,579	5,861	730	2,844	550	59	370	39	146	20	48	6	36	5	369	128	2.80
westlong lake	upper	indicated >=	260	3,194,754	1.42	0.14	9.83	21,713	2,743	160	189	597	2,640	5,984	749	2,931	568	61	393	42	155	21	51	6	38	5	380	131	2.82
tardiff lake	upper	indicated >=	260	11,915,415	1.48	0.14	10.01	20,846	3,191	177	191	643	2,814	6,382	762	2,937	528	56	396	42	152	22	53	6	39	6	364	137	2.82
tardiff lake	upper	indicated >=	260	11,710,025	1.52	0.16	10.88	20,935	3,131	177	197	730	2,839	6,433	783	3,012	562	60	425	47	175	25	62	7	45	6	378	144	2.82
	upper	indicated	260 Total	30,642,037	1.48	0.15	10.26	21,007	3,064	173	192	661	2,776	6,295	765	2,953	547	59	404	43	160	23	56	6	41	6	372	138	2.82
westlong lake	upper	indicated >=	400	542,455	1.92	0.19	10.09	30,669	3,513	158	243	838	3,540	8,005	998	3,965	772	84	528	57	216	30	70	8	53	7	508	167	2.86
west long lake	upper	indicated >=	400	452,984	1.94	0.18	9.34	30,620	3,540	159	234	793	3,593	8,191	1,020	3,989	771	82	506	54	202	28	66	8	48	7	498	163	2.85
tardiff lake	upper	indicated >=	400	2,898,941	2.21	0.23	11.08	29,693	4,014	184	249	1,056	4,210	9,276	1,127	4,367	798	85	599	66	253	37	91	10	68	10	518	196	2.88
tardiff lake	upper	indicated >=	400	2,351,291	2.32	0.21	9.79	28,850	4,072	189	237	943	4,620	9,905	1,175	4,608	795	83	600	63	229	33	81	9	59	8	500	199	2.88
	upper	indicated	400 Total	6,245,671	2.20	0.21	10.38	29,527	3,958	181	243	975	4,261	9,324	1,126	4,395	793	84	587	63	237	34	84	9	62	9	509	192	2.87
west long lake	upper	indicated >=	600	16,922	2.48	0.28	11.15	46,260	4,842	81	324	1,261	4,497	10,306	1,276	4,988	984	106	727	79	290	44	113	13	81	11	653	145	2.84
westlong lake	upper	indicated >=	600	21,484	2.56	0.26	10.13	45,761	4,739	140	332	1,120	4,673	10,705	1,317	5,244	1,039	110	724	81	292	41	100	11	70	9	687	204	2.91
tardiff lake	upper	indicated >=	600	314,443	4.00	0.35	10.13	39,346	5,268	214	304	1,564	8,605	16,707	1,926	7,928	1,293	134	977	108	412	59	138	15	96	14	661	332	2.91
tardiff lake	upper	indicated >=	600	255,789	4.96	0.38	8.48	36,857	4,825	243	259	1,577	11,400	20,551	2,314	10,046	1,490	151	1,171	125	449	63	144	13	82	11	611	431	2.95
	upper	indicated	600 Total	608,638	4.31	0.36	9.47	38,718	5,051	220	286	1,546	9,527	17,933	2,050	8,642	1,358	139	1,043	113	420	60	138	14	89	12	640	364	2.92
westlong lake	upper	indicated >=	700	1,425	2.55	0.30	11.76	54,747	5,607	20	373	1,397	4,513	10,438	1,308	5,200	1,053	115	807	89	320	50	131	15	89	11	738	176	2.85
tardiff lake	upper	indicated >=	700	127,019	5.64	0.44	9.00	42,128	5,494	246	296	1,869	13,268	23,223	2,559	11,232	1,670	171	1,306	146	543	76	167	16	97	14	692	482	2.96
tardiff lake	upper	indicated >=	700	139,238	6.58	0.46	7.18	36,577	4,884	276	227	1,838	16,031	27,058	2,952	13,362	1,825	182	1,485	158	562	77	172	14	81	11	580	567	2.96
	upper	indicated	700 Total	267,682	6.11	0.45	8.06	39,308	5,177	261	260	1,850	14,658	25,150	2,757	12,308	1,747	176	1,396	152	552	76	170	15	89	12	634	524	2.96

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-19

zone	zone	new code	$Can cutoff	MINE	% TREO	% HREO	% H-T	ppm ZRO2	ppm NB2O5	ppm GA2O3	ppm TA2O5	ppm Y2O3	ppm LA2O3	ppm CE2O3	ppm PR2O3	ppm ND2O3	ppm SM2O3	ppm EU2O3	ppm GD2O3	ppm TB2O3	ppm DY2O3	ppm HO2O3	ppm ER2O3	ppm TM2O3	ppm YB2O3	ppm LU2O3	ppm HFO2	ppm THO2	DEN
westlong lake	basal	inferred >=	260	8,980,371	1.17	0.21	17.12	27,127	3,327	119	347	1,036	1,993	4,413	559	2,186	479	59	409	56	259	43	112	14	86	12	557	117	2.85
thor lake	basal	inferred >=	260	63,313,676	1.27	0.24	18.76	27,309	3,574	123	333	1,228	2,080	4,747	603	2,390	487	60	443	62	296	50	119	17	97	14	536	164	2.84
thor lake	basal	inferred >=	260	14,522,170	1.41	0.27	18.97	29,676	3,974	127	358	1,395	2,310	5,310	670	2,626	524	64	475	68	330	58	134	19	108	15	575	179	2.86
thor lake	basal	inferred >=	260	1,432,992	1.43	0.27	18.63	30,028	4,038	124	362	1,405	2,337	5,471	677	2,648	524	64	474	67	327	57	133	19	108	15	569	177	2.86
tardiff lake	basal	inferred >=	260	19,337,544	1.66	0.36	20.54	30,752	4,198	142	423	1,936	2,676	6,091	747	2,916	626	79	557	86	438	77	194	26	151	21	612	158	2.92
	basal	inferred	260 Total	107,586,753	1.35	0.26	18.97	28,268	3,726	126	354	1,364	2,214	5,046	635	2,503	516	64	465	67	323	56	134	18	107	15	557	161	2.85
thor lake	basal	inferred >=	400	34,729,809	1.41	0.28	20.03	30,812	4,020	127	368	1,463	2,274	5,196	668	2,629	534	67	492	71	349	61	144	20	117	17	604	180	2.86
westlong lake	basal	inferred >=	400	3,728,687	1.49	0.31	20.84	31,801	3,947	108	426	1,608	2,417	5,367	684	2,692	605	77	537	80	395	68	176	22	131	19	654	134	2.85
thor lake	basal	inferred >=	400	9,455,140	1.63	0.32	20.06	33,891	4,515	129	412	1,684	2,630	6,035	767	3,009	609	76	559	81	399	70	165	24	135	19	672	191	2.87
thor lake	basal	inferred >=	400	958,999	1.68	0.33	19.72	34,578	4,611	128	419	1,712	2,712	6,291	791	3,097	624	77	572	82	405	72	168	24	139	20	682	192	2.88
tardiff lake	basal	inferred >=	400	13,439,142	1.88	0.44	22.66	34,801	4,667	149	485	2,369	2,957	6,694	828	3,238	710	92	648	104	543	97	247	33	193	27	711	165	2.94
	basal	inferred	400 Total	62,311,777	1.55	0.32	20.65	32,257	4,240	131	404	1,704	2,491	5,674	720	2,829	589	74	540	80	402	71	171	24	137	19	642	176	2.88
thor lake	basal	inferred >=	600	1,078,534	1.83	0.36	19.56	41,934	5,329	120	487	1,810	2,844	6,930	844	3,368	703	87	636	89	436	79	190	29	173	26	859	139	2.91
thor lake	basal	inferred >=	600	2,340,784	1.90	0.46	24.72	40,578	5,070	113	485	2,407	2,807	6,628	844	3,400	740	96	735	114	586	109	266	39	227	33	813	156	2.93
westlong lake	basal	inferred >=	600	541,211	1.96	0.50	25.48	39,120	4,670	98	534	2,675	2,970	6,677	844	3,340	776	102	712	119	632	115	309	40	237	33	810	141	2.88
thor lake	basal	inferred >=	600	546,074	2.00	0.47	23.96	39,899	5,112	111	490	2,456	2,981	7,076	895	3,563	769	99	759	117	597	111	269	40	231	34	811	164	2.93
tardiff lake	basal	inferred >=	600	4,789,471	2.41	0.63	25.96	49,719	5,892	157	632	3,524	3,648	8,249	1,014	3,947	904	122	831	146	799	145	368	49	288	40	976	160	3.01
	basal	inferred	600 Total	9,296,074	2.16	0.54	24.76	45,320	5,503	135	564	2,932	3,264	7,527	935	3,684	824	109	773	128	682	125	312	43	253	36	902	156	2.97
thor lake	basal	inferred >=	700	576,191	2.15	0.52	24.58	45,792	5,778	110	565	2,701	3,131	7,668	935	3,770	826	107	817	126	655	123	308	46	274	40	970	144	2.90
westlong lake	basal	inferred >=	700	142,158	2.24	0.58	26.10	46,267	5,356	86	632	3,134	3,373	7,548	953	3,772	874	115	803	134	741	138	384	50	293	42	950	161	2.91
thor lake	basal	inferred >=	700	186,277	2.27	0.56	24.66	42,438	5,470	102	535	2,905	3,305	8,021	998	3,920	860	112	862	136	702	135	333	49	292	43	898	143	2.90
thor lake	basal	inferred >=	700	45,123	2.43	0.59	24.33	41,445	5,568	100	540	3,100	3,554	8,706	1,075	4,163	907	118	912	145	742	144	356	52	314	46	895	148	2.89
tardiff lake	basal	inferred >=	700	3,418,191	2.58	0.72	27.72	54,212	6,216	163	683	4,014	3,854	8,608	1,065	4,123	971	134	892	164	912	167	426	57	336	47	1,063	143	3.03
	basal	inferred	700 Total	4,367,940	2.50	0.68	27.09	52,209	6,092	150	658	3,755	3,717	8,425	1,041	4,057	943	128	878	157	862	159	404	55	324	46	1,038	143	3.00
thor lake	upper	inferred >=	260	77,558,886	1.23	0.12	9.73	25,370	3,575	172	205	532	2,175	5,280	656	2,583	465	52	339	32	121	17	38	6	41	6	470	126	2.87
thor lake	upper	inferred >=	260	1,624,268	1.31	0.13	9.66	25,401	3,751	127	210	571	2,326	5,748	669	2,633	464	50	344	34	134	20	48	7	45	7	443	134	2.87
thor lake	upper	inferred >=	260	2,471,846	1.31	0.12	9.47	26,215	3,859	139	216	569	2,354	5,769	673	2,633	456	50	338	33	131	20	46	7	44	7	447	134	2.87
westlong lake	upper	inferred >=	260	5,673,821	1.34	0.12	9.44	19,529	2,567	163	170	543	2,468	5,667	708	2,762	534	57	353	37	141	19	44	5	35	5	338	124	2.80
tardiff lake	upper	inferred >=	260	28,658,420	1.34	0.12	9.19	19,606	3,191	188	175	553	2,598	5,747	710	2,668	478	51	338	36	129	18	42	5	32	5	351	137	2.82
	upper	inferred	260 Total	115,987,241	1.27	0.12	9.57	23,679	3,439	174	196	539	2,300	5,432	672	2,615	471	52	340	33	124	17	40	6	39	6	433	129	2.85
thor lake	upper	inferred >=	400	15,554,988	1.69	0.16	9.24	32,469	4,596	179	259	692	2,916	7,320	901	3,547	650	72	468	42	153	21	46	8	52	8	611	176	2.90
thor lake	upper	inferred >=	400	79,543	1.70	0.16	9.36	35,880	5,182	140	293	719	2,958	7,576	860	3,390	606	66	448	42	166	25	59	9	60	9	648	169	2.91
thor lake	upper	inferred >=	400	1,133,487	1.78	0.18	10.06	32,677	4,960	121	284	787	3,098	7,918	892	3,518	639	70	479	48	193	30	74	11	70	10	619	175	2.90
tardiff lake	upper	inferred >=	400	2,087,077	1.79	0.17	10.25	28,905	4,136	181	246	816	3,377	7,540	927	3,611	652	68	456	48	185	27	67	9	54	8	522	158	2.93
westlong lake	upper	inferred >=	400	100,805	1.82	0.18	9.90	28,635	3,275	84	208	808	3,319	7,639	960	3,731	714	76	502	53	191	28	68	8	49	7	443	142	2.84
	upper	inferred	400 Total	18,955,900	1.71	0.16	9.40	32,083	4,563	175	259	712	2,980	7,383	903	3,553	650	72	468	43	159	22	50	8	53	8	601	174	2.91
thor lake	upper	inferred >=	600	727,215	2.36	0.24	10.07	46,881	6,608	147	455	1,139	4,015	10,504	1,189	4,621	852	92	595	55	220	35	89	15	101	16	1,070	200	2.95
thor lake	upper	inferred >=	600	108,702	2.65	0.25	9.58	43,888	6,397	104	443	1,125	4,562	12,053	1,320	5,097	964	104	689	66	262	40	101	16	117	18	1,064	217	3.15
thor lake	upper	inferred >=	600	59,493	2.82	0.25	8.91	46,258	7,175	116	465	1,072	4,873	12,886	1,413	5,486	1,018	108	722	66	246	36	91	15	109	17	1,097	251	3.16
tardiff lake	upper	inferred >=	600	32,891	4.04	0.29	7.60	38,912	4,554	234	256	1,175	8,862	17,273	2,011	8,149	1,195	120	973	91	308	44	117	11	69	10	620	301	2.93
	upper	inferred	600 Total	928,301	2.48	0.24	9.85	46,208	6,546	143	447	1,134	4,306	11,077	1,248	4,857	888	95	627	58	230	36	92	15	102	16	1,055	209	2.99
thor lake	upper	inferred >=	700	23,518	3.10	0.28	9.02	48,291	6,838	100	499	1,264	5,328	14,392	1,535	5,814	1,098	117	769	73	284	41	100	16	114	18	1,203	246	3.17
thor lake	upper	inferred >=	700	3,907	3.10	0.24	7.82	58,016	8,065	198	515	926	5,322	14,093	1,623	6,300	1,208	131	804	64	234	33	75	14	101	17	1,408	267	3.01
thor lake	upper	inferred >=	700	28,903	3.14	0.28	8.99	51,640	7,721	115	541	1,255	5,389	14,506	1,563	5,966	1,118	119	780	72	274	39	98	16	120	19	1,292	262	3.26
tardiff lake	upper	inferred >=	700	11,879	5.20	0.36	7.06	39,768	4,752	264	238	1,431	12,339	21,488	2,402	10,661	1,468	147	1,219	119	411	58	140	12	71	10	612	417	2.90
	upper	inferred	700 Total	68,207	3.48	0.29	8.60	48,783	6,919	141	472	1,270	6,575	15,659	1,703	6,750	1,177	124	854	80	299	43	105	15	108	17	1,149	283	3.15

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-20

Table 17-13  Indicated Mineral Resources
Avalon Rare Metals Inc. – Nechalacho Deposit

INDICATED
ZONE	NMR CUTOFF		Tonnes (m illions)	TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
BASAL	≥$	260	57.49	1.56	0.33	20.72	2.99	0.40	396	2.01
BASAL	≥$	400	39.79	1.77	0.39	22.15	3.41	0.45	448	2.28
BASAL	≥$	600	14.67	2.19	0.54	24.68	4.22	0.53	552	2.80
BASAL	≥$	700	7.26	2.43	0.62	25.97	4.64	0.58	621	3.10
							-	-
UPPER	≥$	260	30.64	1.48	0.15	10.26	2.10	0.31	192	1.86
UPPER	≥$	400	6.25	2.20	0.21	10.38	2.95	0.40	243	2.73
UPPER	≥$	600	0.61	4.31	0.36	9.47	3.87	0.51	286	5.06
UPPER	≥$	700	0.27	6.11	0.45	8.06	3.93	0.52	260	6.92
							-	-
TOTAL	≥$	260	88.13	1.53	0.26	17.08	2.68	0.37	325	1.96
TOTAL	≥$	400	46.04	1.83	0.37	20.55	3.34	0.44	420	2.34
TOTAL	≥$	600	15.28	2.27	0.53	24.07	4.21	0.53	541	2.34
TOTAL	≥$	700	7.52	2.56	0.62	25.33	4.61	0.58	608	3.24

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203 and Lu203.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La203, Ce203, Pr203, Nd203 and Sm203.
4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010. Some of these prices are higher and some are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure.

5.	Mineral Resources are undiluted.
6.
A cut-off NMR grade of $260 Can was used for the base case. NMR is defined as "Net Metal Return" or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and processing costs.

7.	An exchange rate of 1.11 was used.
8.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
9.
TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.

10.
The two main differences to previous estimates were that eight composites were used per block, versus 15 in the estimate released in July 19, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-21

Table 17-14  Inferred Mineral Resources
Avalon Rare Metals Inc. – Nechalacho Deposit

INFERRED
ZONE	NMR CUTOFF		Tonnes (millions)	TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
BASAL	≥$	260	107.59	1.35	0.26	18.97	2.83	0.37	354	1.77
BASAL	≥$	400	62.31	1.55	0.32	20.65	3.23	0.42	404	2.03
BASAL	≥$	600	9.30	2.16	0.54	24.76	4.53	0.55	564	2.79
BASAL	≥$	700	4.37	2.50	0.68	27.09	5.22	0.61	658	3.20
							-	-
UPPER	≥$	260	115.99	1.27	0.12	9.57	2.37	0.34	196	1.67
UPPER	≥$	400	18.96	1.71	0.16	9.40	3.21	0.46	259	2.24
UPPER	≥$	600	0.93	2.48	0.24	9.85	4.62	0.65	447	3.26
UPPER	≥$	700	0.07	3.48	0.29	8.60	4.88	0.69	472	4.38
							-	-
TOTAL	≥$	260	223.57	1.31	0.19	14.10	2.59	0.36	272	1.72
TOTAL	≥$	400	81.27	1.59	0.28	18.02	3.22	0.43	370	2.08
TOTAL	≥$	600	10.22	2.19	0.51	23.40	4.54	0.56	553	2.83

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203 and Lu203.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La203, Ce203, Pr203, Nd203 and Sm203.
4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010. Some of these prices are higher and some are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure.

5.	Mineral Resources are undiluted.
6.
A cut-off NMR grade of $260 Can was used for the base case. NMR is defined as "Net Metal Return" or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and processing costs.

7.	An exchange rate of 1.11 was used.
8.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
9.
TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.

10.
The two main differences to previous estimates were that eight composites were used per block, versus 15 in the estimate released in July 19, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.

CONCLUSION

Avalon interpreted the geology, validated the database and populated the block model with interpolated values for 15 REE and six other elements within the Nechalacho Deposit. The model was reported as both a $260 NMR cutoff as well as at a number of higher cutoffs.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-22

Figure 17-7  Outline of Area of Indicated and Inferred Resources

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-23

MINERAL RESERVES

The current Mineral Reserve estimate for the Thor Lake Project has been prepared by Scott Wilson RPA (2010) as outlined in Table 17-12.  The Mineral Reserve is based upon underground mining of the deposit.  The Mineral Reserves were all converted from Mineral Resources and no Inferred Mineral Resources were converted to Mineral Reserves.  The Mineral Resource utilized for development of the mine plan and reserves is that of the report of Scott Wilson RPA (2010). Avalon has not updated this Mineral Reserve to reflect the updated resources, but this work is in progress.

Where inferred mineral resources are included within the stope boundaries of the mine plan the material has been treated as dilution.

Table 17-12  Mineral Reserves
Avalon Rare Metals Inc. – Thor Lake Project

	Tonnes (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	% Ta2O5
Probable Reserves
Basal Zone	12.01	1.70	0.38	3.16	0.41	0.041
Total Probable Reserves	12.01	1.70	0.38	3.16	0.41	0.041

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.
Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.

3.	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
4.	An exchange rate of C$1.11/US$1 was used.
5.	Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of C$260/t.
6.	A minimum mining width of five metres was used.
7.	Totals may differ from sum or weighted sum of numbers due to rounding.

CUT-OFF GRADE

There are several payable products from the Thor Lake project, these include the TREO product and concentrates containing niobium, tantalum and zirconium.  The cut-off grade for the design of the stopes was therefore based upon an NMR per tonne.  The NMR per tonne was based upon the estimated prices for the products after allowance for recovery at the flotation plant and the hydrometallurgical plant less the operating costs associated with the production of products.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-24

The recoveries estimated for the flotation plant and for the hydrometallurgical plant are listed in Table 17-13.

The 3% NSR was estimated based upon the value of production less the hydrometallurgical costs and transportation.  The hydrometallurgy plant costs include an allowance for the depreciation of the capital costs over the total units of planned production.

Table 17-13  Recovery Assumptions for Reserve Estimate
Avalon Rare Metals Inc. – Thor Lake Project

	Feed to Concentrate	Concentrate to Product	Net Recovery
ZrO2	89.7%	90.0%	80.7%
TREO	79.5%	93.0%	73.9%
HREO	79.5%	93.0%	73.9%
Nb2O5	68.9%	80.0%	55.1%
Ta2O5	63.0%	50.0%	31.5%

An allowance of 0.03% of the product weight was deducted as losses in transit considering the number of times that the products will be handled between the concentrator and the final customer.

The prices used for the cut off grade analysis are listed in Table 17-14 and the operating costs are based on the LOM average operating cost estimate and are shown in Table 17-15.  An exchange rate of USD = 1.11 CAD was used in the analysis.

Table 17-14  Product Prices for Cut-Off Grade
Avalon Rare Metals Inc. – Thor Lake Project

US$/kg
TREO	21.94
Nb2O5	45.00
Ta2O5	130.00
ZrO2	3.77

The application of the product prices, recoveries and exchange rate were used to calculate the value of each block within the resource model.  An NMR of C$300/tonne was applied as the cut-off grade in the stope design.  The calculated cut-off ore value using the factors noted above is an average of C$267 per tonne.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-25

Table 17-15  Operating Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

Life of Mine
C$/t milled
Thor Lake
Mining	37.00
Processing	25.85
Surface Services	6.54
Administration	11.57
Power	28.89
Summer Freight	11.47
Pine Point
Processing	123.87
Surface Services	1.86
Administration	2.56
Power	5.46
Sales and Marketing	11.86
Total Operating Costs	266.92

Following the completion of the operating plan the factors used in the cut-off grade analysis were reviewed and considered to remain valid as there were only minor differences in the final estimated costs and recoveries.  Scott Wilson RPA recommends that the cut off grade parameters be reviewed again at the next stage of project studies.

EXTRACTION AND DILUTION

The deposit is a relatively flat lying deposit and will be mined with a combination of long hole stoping and drift and fill or open stoping in the thinner sections of the deposit.  The minimum thickness used in the development of the mineral reserve estimate was 5 m.

Stopes were laid out in a primary and secondary stope configuration with paste fill planned for the stopes to provide the maximum extraction of the resource.  To accommodate the dip of the footwall of the Basal Zone the stopes were aligned tangential to the dip of the footwall to maximize the recovery of the Basal Zone ore and to reduce dilution from beneath the Basal Zone.  The highest grades in the Basal Zone are immediately above the footwall contact.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-26

There is planned dilution within the stope outlines which was incurred at the edges of the stopes where lower grade material was included to provide a proper stope shape.  The planned dilution grades were based upon the grades within the resource model for the areas extracted. These include approximately 15% dilution in the form of material below the cut-off value of C$260/t (mostly in the hanging wall) and material that is not classified as Indicated Resources (mostly in the footwall).

Unplanned dilution will be incurred mainly from the small failures that are expected to occur at the stope edges and have not been included in the mineral reserve estimate.  Secondary stopes were designed with a 1 m skin of ore left on each wall to minimize dilution from backfill.  This skin is assumed to be lost in the mining plan but in fact some portion of the skin will be recovered in the mining process.

Extraction within the stopes was assumed to be 100%.

CONCLUSIONS

Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

The stated mineral resources are not materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues, to the best knowledge of the authors. There are no known mining, metallurgical, infrastructure, or other factors that materially affect this mineral resource estimate, at this time.

The reserve estimate has not been updated in this report, and it is the author’s opinion that the estimation completed by Scott Wilson RPA can be relied upon until an updated reserve is completed, which is a recommendation of this report. Such an updated reserve estimate would include a new mine plan.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 17-27

18.	OTHER RELEVANT DATA AND INFORMATION

The text below is largely from the Scott Wilson RPA report (2010) as Avalon has not completed additional engineering work on the mining process, infrastructure or economics at this time.

The PFS assumes that the ore will be concentrated at Thor Lake and barged across the Great Slave Lake (GSL) to Pine Point for hydrometallurgical processing.  The layout of the two sites are shown in Figures 18-1 and 18-2.

MINING OPERATIONS

Underground mining of the Indicated Resource of the Basal Zone was investigated for the pre-feasibility study. The study included mine design, production scheduling, selection of equipment, estimates of ventilation, heating, pumping backfill, fuel, and labour requirements, and preparation of cost estimates for use in a cash flow and to support Probable Mineral Reserves.

MINING METHOD

The majority of the Indicated Resource of the Thor Lake deposit lies directly beneath and to the north of Long Lake approximately 180 m below surface.  The mineralization does exist from near surface downwards however the highest grades exist at the bottom of the deposit at the base of the Basal Zone.  Open pit mining has not been considered in any detail due to the lower grades near surface and the magnitude of the surface disturbance which was unacceptable to Avalon and was considered to be a major impediment to obtaining permits.  The deposit is planned to be mined using underground mining methods.

Access to the deposit will be through a ramp collared to the west of Long Lake.  The Nechalacho deposit is planned to be mined by underground methods to access the higher grade resources at the base of the deposit and to minimize the surface disturbance.  Ground conditions are expected to be good and primary stopes are expected to be stable at widths of 15 m.  In light of the high value of the resources in the Basal Zone, the use of back fill is proposed and mining will be done with a first pass of primary stopes followed by pillar extraction after the primary stopes have been filled.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-1

Figure 18-1  Thor Lake Site Layout

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-2

Figure 18-2  Pine Point Site Layout

The mining will be done with rubber tired mechanized equipment to provide the maximum flexibility. Broken ore will be hauled and deposited in an ore pass leading to the underground crushing chamber.  The underground crushing circuit will include primary and secondary crushing as well as screening.  From the crushing plant the -15 mm fine ore will be stored in a 2,000 t fine ore bin.  From the FOB the ore will be transported to the mill on surface by a conveyor system.  The conveyor will be hung from the back of the main access decline.

MINE DESIGN

The key design criteria set for the Thor Lake mine were:

•	Mine start up at 500 tpd in month one to 750 tpd in months two and three
•	1,000 tpd in months four to 33 (365,000 tpa)
•	Month 34 at 1,400 tpd
•	Month 35 at 1,600 tpd
•	Month 36 at 1,800 tpd
•	2,000 tpd from year four onwards (730,000 tpa)
•	Mechanized mining
•	Paste back fill for maximum extraction

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-3

Scott Wilson RPA recommends the use of medium sized mechanized equipment suitable for headings of 25 to 30 m2.  This equipment is expected to see relatively low utilization at the initial planned mining rate.  Mechanized equipment will be selected to minimize the direct physical labour.

Scott Wilson RPA reviewed the geometry of the deposit and the estimated block values to determine reasonable starting points for stoping such that the early year feed grades would be as high as practical.

The mineral resources were also reviewed to determine the center of gravity of the deposit and to determine a central location for the underground crusher.

After initial consideration of the rock conditions it was determined that a reasonable mining approach would be to mine a sequence of 15 m wide primary stopes followed by extraction of the intervening 16 m wide secondary stopes after the primary stopes were mined and backfilled.  Stope cuts will be 5 m high and in areas where the zone exceeds 20 m in height the use of long hole stoping is proposed.  In long hole stopes there would be a top access and a bottom access and the top access would be used for back filling access after mining.

For lower heights the zone can be taken in one or two cuts before filling.  The preferred mining would be to develop along the upper portion of the Basal Zone and then if the height warrants, a further cut is taken by benching the floor.

Stopes will be mined in a herring bone layout, with stopes up to 250 m long.  Access to the stopes will be through three access ramps located outside the Indicated Resource in the Basal Zone. The locations of the ramps are shown in Figure 18-4.  The access ramps would connect to a centrally located ore pass and three ventilation raises to surface.

Mine ventilation will be achieved with surface fans forcing air into the mine at the west end of the deposit and with airflow back along the mining zone and then upcast in the access ramp and one upcast raise to the north end and one upcast raise to the west end.

Recovery of the secondary stopes is planned by long hole mining with a top and bottom access.  To reduce dilution the primary stopes will be filled with paste fill and a one metre thick skin will be left on each stope wall.  It is expected that half of the skin will break due to blasting but this loss of ore is offset by the reduction in dilution due to back fill.

GEOTECHNICAL ANALYSIS

The available geotechnical information from the TLP has been reviewed with the objective of providing preliminary stope sizing recommendations.  Geotechnical information for the pre-feasibility design recommendations is based on geotechnical logging completed in conjunction with the Avalon 2009 exploration drill program.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-4

The 2009 exploration drill program at the TLP included drilling five (5) HQ diameter drill holes from each pad positions.  In general, at least two (2) holes from each drill pad were logged by Avalon geological staff.  The selected holes covered a range of azimuths in order to reduce directional sampling bias.  Geomechanical data collection was focused on the depth ranges of greatest interest (20 to 30m into the HW, the Ore and at least 5 to 10 m into the FW).

During the 2009 program, Avalon geological staff geomechanically logged approximately 2,300 m of core divided among 22 drill holes. The logging focused on gathering the rock mass characteristics needed to classify the encountered rock masses using both the Norwegian Geotechnical Institute Tunneling Quality (NGI-Q) and the 1989 version of the Rock Mass Rating system (RMR89).  These holes were used to assign rock mass characteristics to the HW, Ore and FW.

The results suggest that the rock masses encountered at the TLP are generally good quality and that there is little variation with depth.   General observations include the following:

•	Drill core recovery was consistently close to 100% suggesting that few zones of reduced rock mass quality were encountered.

•	RQD values were generally in the 90 to 100% range.

•	RMR values were generally ranged between 60 and 80 and would be typical of a good quality rock mass.

The rock mass was grouped into domains with similar engineering characteristics.  Given the relatively minor down hole variations in rock mass quality and the focus of this study on the rock masses in and around the ore body, it was decided to utilize only three geomechanical domains: HW, Ore and FW.  A comparison of the design values determined for each domain suggested that they do not vary enough to justify different design values.  As such, RMR = 67 and a Q’ of 4.2 were initially selected for pre-feasibility design purposes for all domains.  Lower and upper bound values were also used for certain analyses.

Subsequent review of the number of joint sets and the rationalization of the design parameters to the expected “good” rock conditions led to a revision of the Q’ value to 8.3.  In addition the performance of the rock as openings are developed will be used as a guide in the final stope design sizing.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-5

During discussions with the mine design team, it was determined that rock mechanics input was required in the following areas in order to advance mine planning and mining method selection discussions.

•	Room and Pillar Stopes: the span that could be opened-up between pillars
•	Long Hole Open Stopes: stope dimensions

In order to estimate achievable spans for Room and Pillar mining several different approaches were adopted including empirical design, support calculations and historical experience.  The results of the analyses generally suggest that 8 to 12 m spans could be achieved for temporary man-entry openings with 2.4 m rebar on a 1.2 m or 1.5 m square pattern and 6-gauge welded wire mesh.  Longer support would be required in the intersections between the rooms. This range of spans is relatively aggressive and exceeds rules-of-thumb that many operating mines utilize as the starting point for their standard support patterns.  As such, these spans will likely only be achievable in the absence of adverse structure (forming wedges), stress effects, excessive blast damage and/or substantial zones of reduced rock mass quality.  If these situations are encountered then an upgraded ground support package will be required.

For the purposes of determining Long Hole open stope dimensions a well accepted empirical design technique was utilized (the Stability Graph method, shown in Figure 18-3).  For this project, it was decided to design within the “Unsupported Transition Zone”, but with an option to cable bolt the stope back and design within the “Stable Support Zone”.  The design results for the Thor Lake project assumed that the total stope height would be 30m (back-to-floor) and that the walls would all be vertical.  The stope back was found to be the limiting stope surface and that 15 to 25 m (square) stopes should be achievable.  The 15 to 20 m range is thought to be appropriate for preliminary planning purposes.  It is likely that at least some long back support will be required to control dilution, although the length and intensity of the support will be somewhat dependent on the configuration of the over-cuts.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-6

Figure 18-3	Stability Graph

SCOTT WILSON RPA www.scottwilson.com

STABLE ZONE
UNSUPPORTED TRANSITION ZONE
STABLE WITH SUPPORT
SUPPORTED TRANSITION ZONE
CAVED ZONE
Walls
Back
Stability number N'
Hydraulic radius S - metres
1000
500
200
100
50
20
10
5
2
1
0.5
0.2
0.1
19.9
6.0
5.0
1.5
0
3.8
5
5.0
7.0
10
13.0
15
20
25

STOPE NOTES:

1. STOPE ASSUMED TO BE 30M HIGH (FOR WALL CALCS) AND WITH A LENGTH INDICATED ABOVE THE COLOURED REGION.
2. STOPE ASSUMED TO BE 15M WIDE (FOR BACK CALCS) AND WITH A LENGTH INDICATED BELOW THE COLOURED REGION.
3. SIGMA3 IS ASSUMED TO BE VERTICAL.
4. k (N-S) ASSUMED TO BE 2.0 AND k (E-W) ASSUMED TO BE 1.5
5. A-FACTOR ESTIMATES TAKEN FROM VERY SIMPLE EXAMINE2D MODELS.
6. DIMENSIONS IN THE "UNSUPPORTED TRANSITION ZONE" WOULD BE SUITABLE FOR WALLS.
7. DIMENSIONS IN THE "UNSUPPORTED TRANSITION ZONE" WOULD BE SUITABLE FOR THE BACK DESIGN IN THE ABSENCE OF LONG SUPPORT.

GENERAL NOTES:

1. HYDRAULIC RADIUS, S = AREA/PERIMETER.
2. STABILITY NUMBER, N' = Q' x A x B x C.
3. SUPPORT REFERS TO THE USE OF LONG SUPPORT (e.g., CABLE BOLTS).
4. STABILITY GRAPH AFTER POTVIN, 1988 AND MODIFIED BY NICKSON ,1992. (TAKEN FROM HOEK *et. al.*, 1995 AND MODIFIED TO CORRECT Y-AXIS).

Figure 18-3

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Stability Graph

July 2010 ***Source: Knight Piésold, 2010.***

18-8

Main Decline

The main access ramp will be driven from a location near the mill at a grade of -15%.  From surface to a location below the fine ore bin the main access will be approximately 1,600 m in length.  The decline design includes one transfer point for the conveyor.  The mine layout is shown in Figure 18-4.  The decline will be driven as a 6.5 m high by 5 m wide to accommodate the overhead conveyor system and access to men and equipment.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-7

Figure 18-4	Mine Layout

Some of the key elevations for mining and facilities are outlined below:

•	Elevation of the floor of lowest stoping level: 60 m RL
•	Elevation of the floor of crushing level: 20 m RL
•	Elevation of end of conveyor (surface) 266 m RL
•	Surface elevation at conveyor discharge: 256 m RL
•	Vertical separation between bottom of conveyor and top of conveyor = 266 – 20 = 246 m
•	Conveyor length required to elevate 246 m at 15% = 1,658 m

The conveyor is planned to be a 76.2 cm wide conveyor belt to handle 100 tph of -15 mm crushed rock.  The conveyor will have two segments with an underground transfer point.  The conveyor lengths will be increased with space at the tail pulley and a take up for each belt.

At the transfer point a vehicle bypass is proposed so that vehicles have a corner to negotiate and do not need to navigate a hairpin turn.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-8

The conveyor decline will continue on down to the 40 m elevation where access will be driven into the crushing and screening chambers.  Excavations for lunch rooms, electrical equipment, lubricants and materials storage will also be driven in the area.

The conveyor gallery will be continued down to the 20 m elevation with the excavation of a pump station and an electrical bay immediately below the conveyor feed area.  Below the conveyor feed location the decline will be driven to the 18 m elevation at which point two sumps will be driven for water collection and pumping.  The sumps will be designed for the removal of sludge by LHD and the sumps will operate with one in service at any given time lifting water to the main discharge pump.

Immediately below the conveyor transfer point a stope access ramp will be driven and upgraded to provide access to the upper elevations of the stoping horizon and a second ramp will be driven to the lower mineralized elevations.

UNDERGROUND LAYOUT

Stope access headings will be driven off three access ramps as shown in Figure 18-5.  The ramps are required to access the various stope elevations necessitated by the variations in the elevation of the footwall of the Basal Zone.  The access development ramp and stope access headings will be driven as 5 m by 5 m headings and ramp grades will be limited to 15%. The three access ramps are named Ramp West, Ramp East and Ramp North. Ramp North and Ramp East will be connected to Ramp West with haulage drifts and the drift connecting Ramp West with Ramp North would have access to the ore pass.

Table 18-1 shows the various development sizes and lengths, and Table 18-2 shows a breakdown of development tonnage by value.

Ground Support

Ground support for development would be 6’ to 8’ split sets or Swellex, installed by rock bolting jumbo.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-9

Figure 18-5	Mine Development Schematic

SCOTT WILSON RPA www.scottwilson.com

Vent Raise
Vent Raise
Vent Raise
350 m Below Haul Route
150 m Above Haul Route
Ramp West 680 m
Orepass to Ramp West 50 m
Orepass
Orepass to Ramp North 180 m
Ramp East 630 m
Ramp West to Ramp East 115 m

Figure 18-5

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Mine Development Schematic

July 2010

18-13

Ventilation raises between the working levels will be driven as needed.  The main ventilation intake will be at the west end of the stoping area.  The intake shaft will have a cross sectional area of 12 m2 and will be driven by Alimak or raise bored depending upon the availability of equipment and contractors.  The raise will include a ladder way as a second egress.

Additional ventilation raises will be developed at the ends of the east and west ramps to provide exhaust ways for mine ventilation air to these areas.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-10

Table 18-1	Development Length and Sizes
Avalon Rare Metals Inc. – Thor Lake Project

	Length	Size (Width x Height)
Development	(m)	(m)
Conveyor Ramp	1,740	5 x 5
Remucks	348	5 x 5
Sumps	100	5 x 5
Pump Station	15	5 x 5
Electrical Substation	15	5 x 5
Workshop	30	5 x 5

Crushing Access	190	5 x 5
Jaw Crusher		10 x 14 x 10
Screen		7 x 8 x 9
Gyratory Crusher		10 x 10 x 10
Fine Ore Bin		12 x 15 x 30
Ore Pass	80	1.5 m diameter

Connect Ramp East West	117	5 x 5
Connect Ramp North West	140	5 x 5
Access Ramp West	680	5 x 5
Access Ramp East	630	5 x 5
Access Ramp North	512	5 x 5
Ventilation Raise West	115	4 m diameter
Ventilation Raise East	110	4 m diameter
Ventilation Raise North	105	4 m diameter
Alimak Nests	90	5 x 5
Safety Bays	65.5	2.5 x 1.5
Lunch Room 1	30	5 x 5
Lunch Room 2	30	5 x 5
Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-11

Table 18-2	Development Tonnage Breakdown
Avalon Rare Metals Inc. – Thor Lake Project

	Tonnage	TREO	NMR
Resource Class	‘000 t	ppm TREO	$/t
Inferred > C$300/t	62	15,425	489
Inferred < C$300/t	67	7,467	210
Indicated > C$300/t	29	16,521	550
Indicated < C$300/t	1	6,856	232
No Class $0/t	135	0	0
Total	294	6,604	206

STOPING

Zones less than 18 m high

Stopes will be mined in a primary and secondary sequence. Primary stopes will be 15 m wide, while the secondary stopes will be 16 m wide to leave extra space and ensure the maintenance of good ground conditions in the secondary extraction sequence.  There will be a one metre skin between primary and secondary stopes to minimize backfill dilution.  For mineralized zones up to 18 m high the stopes will be excavated in an overhand cut and fill sequence in one lift. Each cut will be developed using a 5 m by 5 m heading followed by the slashing of walls resulting in a 15 m by 5 m cut. Adjacent primary stopes will be developed simultaneously in a progressing chevron pattern. The second lift will begin once the undercuts have been filled with paste.

Primary stopes will be developed with a 5 m wide by 5 m high central drive followed by two 5 m wide slashes to attain the planned 15 m width.  For stopes up to 18 m high the stope development will commence at the top elevation and subsequent lifts will be taken by benching the floor using the development jumbos.

Development of secondary stopes will begin once the adjacent primary stopes have been filled.  The secondary stopes will be developed with a 5 to 6 m wide drift down the center of the stope and the remaining width will be slashed and remote mucked.  In the secondary stopes a one metre thick skin will be left on each side to reduce the amount of dilution from backfill.  In the course of blasting it is assumed that a portion of the skin will fail and report to the muck pile.

Zones over 18 m high

For zones in excess of 18 m high the stopes will again be developed in a primary – secondary sequence with the same widths as above (Figures 18-6 and 18-7).  However, for secondary stopes, the ore will be extracted by long hole stoping.  The top cut will be developed to the full 15 m width over the length of the stope as will the undercut.  The intervening ore from 6 to 20 m in thickness will be recovered by long hole stoping.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-12

After development the ore will be drilled with upholes and after extraction of a slot raise the ore will be blasted and extracted at the lower level using remote controlled LHD’s for mucking.  Vertical long holes will be used to provide competent walls of what will be the secondary stope.

If the height of the deposit exceeds 30 m the long hole stopes will be developed to be taken in lifts not exceeding 30 m from sill to hanging wall.

Secondary stopes will be mined after the adjoining primary stopes have been filled.  The secondary stopes will be developed with a 5 to 6 m wide drift down the center of the stope.  The balance of the secondary stope will be ring drilled to the paste fill boundaries.  Ore will be mucked remotely.

The design of the secondary stopes includes a 1 m thick skin to be left between the secondary stope and the backfill in the adjacent stope(s).  Blast hole layouts will be designed to leave this skin though in reality some parts of the skin are expected to be broken and taken with the ore.  The skins are left to reduce the potential dilution from back fill material.

Grade Control

Grade control will be achieved with a combination of visual analysis and a handheld analyzer.  The Nechalacho deposit Basal Zone has a distinct footwall contact which will make the bottom cut of each stope simple to follow by the miners.  The grade control program will include daily face inspections and direction provided by trained geologists.

The mine geologist will complete regular examinations of the working faces, which are planned to number about five at any one time. While mapping the faces, the mine geologist would use a handheld XRF analyzer, and the samples for analysis would be to check the mapping completed using the handheld instrument.

Over the course of mine development there will be waste, low grade and ore grade material encountered and it will be necessary to stockpile the different materials separately as each will be handled in a separate manner in the future.

Ore and Waste Haulage

Ore will be hauled from the stope by LHD or by truck to the ore pass feeding the ROM bin located ahead of the crusher.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-13

Until the crusher is in place and the conveyor is in service all ore will be hauled to surface using low profile haul trucks.  Development waste will also be hauled to surface in the same manner through this period.

After the crusher and conveyor are in place the ore will be transported to surface by conveyor.  Development waste will either be hauled to surface, crushed and conveyed to surface, or diverted to stopes for use as fill combined with the planned paste backfill.

The annual haulage requirements are shown in Table 18-3.

Table 18-3	Annual Haulage Distance and Tonnage
Avalon Rare Metals Inc. – Thor Lake Project

	Tonnage	One way haul
	‘000 t	Metres
Year 1	335	403
Year 2	365	294
Year 3	419	388
Year 4	730	446
Year 5	730	368
Year 6	730	414
Year 7	730	391
Year 8	730	374
Year 9	730	412
Year 10	730	393
Year 11	730	356
Year 12	730	420
Year 13	730	300
Year 14	730	492
Year 15	730	417
Year 16	730	352
Year 17	730	412
Year 18	675	78
Total	12,014	375

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-14

Figure 18-6	Cut and fill Stoping (Primary Stopes)

Refer to following Table 18-7 for image.

Figure 18-7	Longhole Stoping (Secondary Stopes)

SCOTT WILSON RPA www.scottwilson.com

SECOND CUT
FIRST CUT
ACCESS RAMP
15 m
5 m
15 m
15 m

Figure 18-6 Cut and Fill Stoping (Primary Stopes)

STOPE
ACCESS RAMP
5 m
5 m
30 m
16 m

Figure 18-7 Longhole Stoping (Secondary Stopes)

Avalon Rare Metals Inc.

Thor Lake Project
Northwest Territories, Canada

July 2010

18-20

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-15

Lateral Development

The access decline will be driven from surface as a single heading for approximately 1,200 m, thereafter, there will be multiple headings available with the two stope access drives and the continuation of the decline to the fine ore bin discharge location.  On the stope access levels the individual stope access crosscuts will serve as muck bays during development, therefore no additional allowance for muck bays has been included.

Scott Wilson RPA estimates that with 4.3 m (14 ft) steel there will be 3.65 m break on a given round.  In an average day on a single face advance the expected rate of advance is 1.5 rounds in a 24 hour period for an advance rate of 5.4 m per day.  With multiple heading advance the rate for the same equipment is expected to increase to 7.3 m/d based on two shift operation.

With a 5 m by 5 m heading the 5.4 m of advance will generate 365 tonnes of rock which can be hauled to surface by truck.

Ore encountered in the mine development and hauled to surface before the completion of the underground crusher will be stockpiled on surface and then hauled back underground and crushed using the main crusher.

Stope Production

The stope production cycle will start with development headings down the centre line of the primary stopes.  Each 5 m by 5 m round will generate 265 tonnes of ore.  With primary stope panels that are 150 to 250 m in length, each 5 m high primary stope cut will generate 33,000 to 55,000 tonnes of ore.

In order to reduce initial capital costs the first five years of production muck is planned to come from the development and slashing of primary stopes, the completion of some primary stopes (less than 15 m thick) and from breasting or benching of the initial primary stope cuts.

Primary stopes will then be mined using blind uppers long holes for stopes that are up to 20 m thick.  In areas where the zone is more than 20 m thick the ore will be extracted using sublevels for access and by mining the stopes from the bottom up with fill between the sublevels before extraction of the subsequent lifts.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-16

UNDERGROUND MOBILE EQUIPMENT

The underground mining fleet will consist of the units as shown in Table 18-4 for the mine development, production and ancillary operations.

Table 18-4         Underground Mobile Equipment at 1,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

	Size	Units Required at 1,000 tpd
LHD- Development	6 m3	2
LHD- Production	6 m3	2
Jumbo	2 boom	2
Bolting Jumbo		1
Haul Trucks	30 to 40 t	3
Long Hole Drill		0
Scissor Lift		2
Grader		1
Utility Truck		2
ANFO Loader		1
Man Carrier		2
Mechanic's Vehicle		1
Electrician’s Vehicle		1
Service Truck		1
Crusher/Conveyor Service		1
Light Vehicles		6
Tractor/Back Hoe		1
Bobcat		1
Tool Handler		1
Portable Compressors		3

Most of the mine equipment will be needed at the start up however the longhole drill has been deferred to year 11.  The LHD’s, trucks and jumbos will be required for the mine development and will be utilized by contractors for the preproduction period.  In operations these units are expected to experience relatively low utilization but the fleet size is considered necessary to provide the back up for this remote site operation.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-17

Equipment will be selected based upon price and support and it is planned to purchase as many units as possible from one supplier to minimize the number of suppliers and to increase the level of common spares to the extent possible.

The expansion to the production rate will necessitate the addition of several units to the mobile equipment fleet as shown in Table 18-5.

Table 18-5         Additional Underground Mobile Equipment at 2,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

	Size	Additional Units Required
LHD- Development	6 m3	1
LHD- Production	6 m3	1
Jumbo	2 boom	1
Bolting Jumbo		1
Haul Trucks	30 to 40 t	2
Long Hole Drill		1
Scissor Lift		1
Utility Truck		1
ANFO Loader		1

MINE INFRASTRUCTURE

Crushing and Conveying

The mine crushing will take place underground in a set of chambers excavated to form the crushing and screening plant.  Ore will be dumped on the 85 m level into a single dump point feeding the crusher.  The dump will be equipped with a grizzly and rock breaker and will also be fed with the ore pass from the upper production level (116 m RL).  Below the lower level dump there will be 500 t of ore capacity.

At the crusher feed there will be a chute and a set of control chains ahead of the vibrating grizzly feeding the jaw crusher.  The crushing circuit is described in more detail in section 18.

The primary crusher will be located in a chamber that is 10 m by 14 m by 10 m high with a floor elevation of 40 m.  The screening will take place in a second 9 m by 7 m by 8 m high chamber connected to the primary crushing chamber by a vehicle access way on the bottom level and a conveyor gallery from the primary crusher.  There will also be a conveyor gallery at the floor elevation to the top of the fine ore bin.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-18

The secondary crusher will be located in a 10 m by 10 m by 10 m high chamber with the floor at the 40 level.  This chamber will be connected to the screening area by a vehicle access on the floor level and by conveyor galleries to the screen gallery far rock to move to and from the screen plant.

The top of the FOB will be at the 35 m level and the bin will be a 15 m by 30 m long by 12 m high excavation with a capacity of 2,000 tonnes of crushed ore.  The base of the FOB will be at the 23 m level beneath which there will be slot feeds and discharge conveyors feeding the main ore conveyor.  The main ore conveyor will start at the 20 m level and continue, with one transfer point, to surface where the discharge will be to the rod mill feed conveyor.

Scott Wilson RPA notes that the main conveyor feeds directly to the rod mill and accordingly recommends that in the next stage of studies the conveyor be equipped with a belt scale and VFDs, which would be controlled by the mill operator, on the drives.

Ore encountered in the mine development and hauled to surface before the completion of the underground crusher will be stockpiled on surface and then hauled back underground and crushed using the main crusher.

ELECTRICAL DISTRIBUTION

Electrical power will be generated at a diesel power station located at the site.  The power will be generated and distributed about the site at 4,160 V.  The feed to the mine will be by 4,160 V power cables installed in the decline feeding load centers with 4,160:600 V transformers.  When the ventilation raise is in place an additional line may be installed in the raise to provide a loop for power distribution.  In the alternative, bore holes may be used as conduit for power lines to the underground mine to provide multiple feeds and to reduce the line loss with the shorter supply cables.

Electrical power will be required at the crushing plant and then in mobile load centers to provide power for jumbos and fans in the development and production areas.  An electrical power supply to the main surface fan location will also be required.

Underground Power Requirements

The estimated power consumption for the underground mining, including ventilation but excluding the crushing plant and conveyors is 0.74 MW as shown in Table 18-6.  At the 2,000 tpd rate the electrical load in the mine will increase to 0.85 MW as shown in Table 18-7.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-19

Table 18-6         Estimated Electrical Load at 1,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

Load Description	No. Units	Unit HP	Connected HP	Load Factor	Load (kW)	Utilization Factor	Energy/ month (kWh)
Surface Plant – Main Shaft Area
Air Compressors	2	150	300	67%	150	70%	75,542
Shop Equipment	1	15	15	40%	4	20%	644
Hot Water Heaters	1	25	25	70%	13	60%	5,637
Lighting	1	15	15	90%	10	40%	2,899
Office etc.	1	20	20	40%	6	40%	1,718
Surface Plant -Vent Shaft Area
Main Ventilation Fans	1	100	100	95%	71	100%	51,006
Pumps	1	25	25	75%	14	67%	6,745
Lighting	1	10	10	90%	7	50%	2,416
Shops	1	20	20	50%	7	40%	2,148
Portable Welder	1	25	25	80%	15	10%	1,074
Heat Trace	5	30	150	100%	112	40%	32,214
Underground
Main Dewatering Pumps	2	50	100	80%	60	40%	17,181
Sump and Mud Pumps	1	13	13	80%	8	40%	2,234
Definition Diamond Drill	1	75	75	90%	50	70%	25,369
Diamond Drill Recirculation Pumps	2	10	20	80%	12	80%	6,872
Stope Fans	4	50	200	70%	104	100%	75,167
Development Duct Fan	4	20	80	90%	54	100%	38,657
Electric-Hydraulic Drill Jumbo	2	150	300	80%	179	30%	38,657
MacLean Roof Bolter	1	100	100	80%	60	30%	12,886
Lunch Room	1	20	20	80%	12	20%	1,718
Underground Lighting	1	15	15	90%	10	100%	7,248
Subtotals		1,628			958		408,032
Contingency		10%			10%		10%
Total Connected Horsepower (HP)		1,791
Total load (kW)					1,053
Diversification Factor					70%
Maximum Demand (kW)					737
Monthly Energy Consumption	(kWh)						448,836
Daily Energy Consumption	(kWh)						14,961

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-20

Table 18-7	Estimated Electrical Load at 2,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

Load Description	No. Units	Unit HP	Connected HP	Load Factor	Load (kW)	Utilization Factor	Energy/ month (kWh)
Surface Plant – Main Shaft Area
Air Compressors	2	150	300	67%	150	70%	75,542
Shop Equipment	1	15	15	40%	4	20%	644
Hot Water Heaters	1	25	25	70%	13	60%	5,637
Lighting	1	15	15	90%	10	40%	2,899
Office etc.	1	20	20	40%	6	40%	1,718
Surface Plant -Vent Shaft Area
Main Ventilation Fans	1	300	300	95%	213	100%	153,018
Pumps	1	25	25	75%	14	67%	6,745
Lighting	1	10	10	90%	7	50%	2,416
Shops	1	20	20	50%	7	40%	2,148
Portable Welder	1	25	25	80%	15	10%	1,074
Heat Trace	5	30	150	100%	112	40%	32,214
Underground
Main Dewatering Pumps	2	50	100	80%	60	40%	17,181
Sump and Mud Pumps	1	13	13	80%	8	40%	2,234
Definition Diamond Drill	1	75	75	90%	50	70%	25,369
Diamond Drill Recirculation Pumps	2	10	20	80%	12	80%	6,872
Stope Fans	4	50	200	70%	104	100%	75,167
Development Duct Fan	4	20	80	90%	54	100%	38,657
Electric-Hydraulic Drill Jumbo	2	150	300	80%	179	60%	77,314
MacLean Roof Bolter	1	100	100	80%	60	60%	25,771
Lunch Room	1	20	20	80%	12	30%	2,577
Underground Lighting	1	15	15	90%	10	100%	7,248
Subtotals		1,828			1,099		562,446
Contingency		10%			10%		10%
Total Connected Horsepower (HP)		2,011
Total load (kW)					1,209
Diversification Factor					70%
Maximum Demand (kW)					846
Monthly Energy Consumption	(kWh)						618,690
Daily Energy Consumption	(kWh)						20,623

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-21

VENTILATION

The mine ventilation is planned to consist of a fresh air fan atop the fresh air intake raise located to the near the western part of the ore body.  The intake system will include the mine air fans and direct fired propane mine air heaters.  The intake raise will also serve as a service raise for power lines and as an emergency escape way.  The raise is planned to be driven at 50 degree dip such that a continuous ladder from top to bottom can be installed as an emergency egress.

The mine ventilation air flow has been based upon the mine equipment fleet with an estimate of utilization and an additional allowance for losses and additional needs.  The basis for the estimate of 200,000 cfm (95 m3/sec) is summarized in Table 18-8.

The NWT Mine Regulations (10.62(2)) require the provision of 0.06 m3/sec per KW of diesel powered equipment operating at the site.  Scott Wilson RPA has estimated the amount of operating diesel equipment in its estimate of mine ventilation air flow and based on these estimates the 200,000 cfm exceeds the minimum requirements of the regulations.  There are additional regulations related to the levels of carbon monoxide and oxides of nitrogen in the vicinity of the operator and in the undiluted equipment exhaust.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-22

Table 18-8	Mine Ventilation Quantity at 1,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

		Units	CFM	Total CFM	Usage	CFM
LHD- Development	6 m3	2	18,000	36,000	0.6	21,600
LHD- Production	6 m3	2	18,000	36,000	0.6	21,600
Jumbo	2 boom	2	7,000	14,000	0.5	7,000
Bolting Jumbo		1	7,000	7,000	0.6	4,200
Haul Trucks	30 to 40 t	3	25,000	75,000	0.5	37,500
Long Hole Drill		0	7,000	-	0.2	-
Scissor Lift		2	7,000	14,000	0.5	7,000
Grader		1	7,000	7,000	0.5	3,500
Utility Truck		2	7,000	14,000	0.5	7,000
ANFO Loader		1	7,000	7,000	0.5	3,500
Man Carrier		2	5,000	10,000	0.5	5,000
Mechanic's Vehicle		1	5,000	5,000	0.5	2,500
Electrician’s Vehicle		1	5,000	5,000	0.5	2,500
Service Truck		1	5,000	5,000	0.5	2,500
Crusher/Conveyor Service		1	5,000	5,000	0.5	2,500
Light Vehicles		6	4,000	24,000	0.5	12,000
Tractor/Back Hoe		1	5,000	5,000	0.5	2,500
Bobcat		1	5,000	5,000	0.5	2,500
Tool Handler		1	7,000	7,000	0.5	3,500
Portable Compressors		3	3,000	9,000	0.5	4,500
Air Drills/Stopers	Lot
Total				290,000		152,900
Losses		0.2				30,580
Requirement						183,480
Rounded To						200,000

Mine ventilation air will enter the fresh air raise and be pushed to the lower levels of the mine where it will be split to feed the production levels and the crushing plant.  The air flow will be regulated to provide appropriate ventilation airflows to the working areas.  The exhaust air will recombine in the access decline and be exhausted to surface.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-23

At this time it has been assumed that the presence of radon and thoron gas from the rock will not be an issue and will be appropriately diluted and exhausted with the mine air.  Procedures for closing unused areas and for checking areas prior to reopening unventilated areas will be established to ensure that areas are suitably ventilated and that there are no noxious gases present before work commences in a new area or an area which has been closed for some time.

MINE AIR HEATING

In light of the sub-zero temperatures and the need to maintain the mine in an unfrozen state to prevent freezing of water lines and or ground water the mine air will be heated using direct fired mine air heaters located at the mine air intake.  The mine air heaters will be approved units with appropriate controls and automated shut down and alarms in the event of no flame or excessive carbon monoxide.

Based upon the air flow of 200,000 cfm and heating of mine air to 35°F and the average annual temperatures for Yellowknife the mine air heater will operate from late October to late April in each year.  The estimated propane consumption in this period is 1.5 million litres.

Mine Fan Horse Power

Scott Wilson RPA has estimated the mine resistance based using a friction factor “k” of 100 based on estimates from literature.  The mine resistance in inches WG is then

The estimated headings were 800 ft of 12’ by 12’ intake raise and 6,000 ft of 16’ by 16’ drift between the base of the raise and the exhaust generate a head loss of 2.76” WG at a flow rate of 200,000 cfm.

The air horsepower is then estimated as flow times the head loss divided by 6,350.  At 200,000 cfm and 2,76” WG head loss the air horse power is estimated to be 86 hp.  Scott Wilson RPA estimates that a 100 HP main fan will provide the desired 200,000 cfm of ventilation air flow.

Ventilation at 2,000 tpd Mining Rate

With the planned production rate increase to 2,000 tpd after year three there will be an increase in the underground mine operating fleet and accordingly an increase in the mine ventilation requirements.  Scott Wilson RPA estimates that the required air flow will increase to 300,000 cfm as shown in Table 18-9.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-24

Table 18-9	Mine Ventilation Quantity at 2,000 TPD
Avalon Rare Metals Inc. – Thor Lake Project

		Units	CFM	Total CFM	Usage	CFM
LHD- Development	6 m3	3	18,000	54,000	0.6	32,400
LHD- Production	6 m3	3	18,000	54,000	0.6	32,400
Jumbo	2 boom	3	7,000	21,000	0.5	10,500
Bolting Jumbo		2	7,000	14,000	0.6	8,400
Haul Trucks	30 to 40 t	5	25,000	125,000	0.5	62,500
Long Hole Drill		1	7,000	7,000	0.2	1,400
Scissor Lift		3	7,000	21,000	0.5	10,500
Grader		1	7,000	7,000	0.5	3,500
Utility Truck		3	7,000	21,000	0.5	10,500
ANFO Loader		2	7,000	14,000	0.5	7,000
Man Carrier		2	5,000	10,000	0.5	5,000
Mechanic's Vehicle		1	5,000	5,000	0.5	2,500
Electrician’s Vehicle		1	5,000	5,000	0.5	2,500
Service Truck		1	5,000	5,000	0.5	2,500
Crusher/Conveyor Service		1	5,000	5,000	0.5	2,500
Light Vehicles		6	4,000	24,000	0.5	12,000
Tractor/Back Hoe		1	5,000	5,000	0.5	2,500
Bobcat		1	5,000	5,000	0.5	2,500
Tool Handler		1	7,000	7,000	0.5	3,500
Portable Compressors		3	3,000	9,000	0.5	4,500
Air Drills/Stopers
Total				418,000		219,100
Losses		0.2				43,820
Requirement						262,920
Rounded To						300,000

The increase in ventilation flow would lead to an increase in the propane required for mine air heating to approximately 2 million litres per year.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-25

Mine Fan Horse Power

Using the same formulas as noted above the head loss for 300,000 cfm air flow is estimated to be 6.2” WG and the air horse power is estimated to be 300 hp.  As part of the mine expansion it will be necessary to install a larger motor on the main fan.

Scott Wilson RPA recommends that further planning and analysis be completed to determine the optimum fan and motor combination for the initial ventilation and for the increased air flow at the expanded rate.

DEWATERING

The mine is not expected to be a “wet” mine and ground water inflows are expected to be low with a maximum estimated 50 gpm of groundwater inflow into the mine.  The estimate of groundwater inflow has been based upon the observations of the numerous core drill programs and observations from the test mine previously developed at the Thor lake site.

The estimated water inflow is:

•	Groundwater 50 gpm
•	Drilling – 2 gpm/ boom – 10 gpm
•	Diamond drilling 10 gpm
•	Mine dust suppression – carried on rock
•	Crusher dust control – 7 gpm (Melis)

Excess water from backfill has not been considered as backfill plans call for the use of paste fill and the plan would be to use a fill which used all of the contained water for hydration of the binder.

The total estimated water inflow is approximately 80 gpm.  All water will be diverted to the base of the decline either along the decline or by boreholes specifically installed for mine drainage.

At the base of the decline there will be two sumps each with a length of 50 m to provide time for settling.  Clear overflow water will be pumped to a small sump adjacent to the main dewatering pumps using low head pumps.  From the main dewatering sump the water will be pumped to surface to join the mill tailings stream.

The two sumps will be used in an alternate fashion with one in operation and the other being drained and cleaned of slimes.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-26

The main mine dewatering pumps will be designed to operate on automatic controls.  The low head pumps at the sump will operate on automatic controls such that high levels in the sump activate the operation of the pumps.

BACKFILL

In order to maximize the extraction of the higher grade resources in the basal unit the use of a fill based mining method is proposed.  The selected fill should be competent to stand over a 20 to 30 m vertical height while the secondary stope is being extracted.  The key alternatives for back fill are:

•	Crushed cemented waste rock
•	Cemented hydraulic fill
•	Paste fill

Scott Wilson RPA considers paste fill to be the best alternative as the material is readily available, it reduces the tailings impoundment needs, suitable strength can generally be attained and there is no addition of water to be handled by the mine dewatering system.

Distribution of the paste fill is proposed to be via pipeline installed in the main decline.  This location while posing some clean up risk in the event of a broken line, has the advantage of being in a warmer environment and is more readily available for servicing.  The paste plant would be installed as part of the process plant to allow operation as part of the mill operations.  Satellite plant operation would involve operation of such a plant in a relatively hostile environment.

It may be practical to delay the construction of the paste fill plant for one to two years, however at that time the paste fill plant will be required to operate on a continuous basis to fill the voids created by the primary stopes and allow mining of the secondary stopes to commence in a timely fashion.

Scott Wilson RPA recommends that paste fill design work be included in the current testing to determine the suitability of the tailings and to estimate the quantity of paste fill which can be generated from the tailings stream.

In the shallow sections of the deposit the use of waste fill to provide a mucking floor may be practical.  The mine plan does include a large amount of waste development for the generation of waste rock for backfill.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-27

Paste Fill System

A paste fill system is required to be in operation in the fifth year of operations.  There has been no specific testing of the tailings material to assess its suitability for use in paste fill at this time.  Scott Wilson RPA recommends that a specification for the paste fill be developed and as soon as tailings materials are available (from bulk tests or operations) a testing program should be undertaken.

For this study Scott Wilson RPA has estimated that a cement addition of 4% will be required for the fill for the primary stopes.  The same cement addition rate is planned for the secondary stopes to provide cement for the hydration of water so that water from backfill operations does not become an issue in the mine.

There is not a large quantity of waste development forecast after the initial mine development but any waste from development will be used for filling secondary stopes.

The annual cement requirement commencing year five of operations is then 36,500 tonnes or 1,825 containers with bulk bags of cement powder.

The mill expansion includes a paste fill thickener in the mill.  This will be supplemented with a filter system, mixing system and a concrete pumping and distribution system.  Scott Wilson RPA has included consideration of the use of foaming agents in the paste fill mix to reduce the density slightly and to generate a product which is easy to pump.

From the surface mixing plant the paste fill will be piped on surface to backfill distribution holes for delivery to the stoping areas.

MINE MAINTENANCE

The larger maintenance work on the mine equipment will be competed in surface heavy equipment shops located within the main mill complex.  This work will include all major repairs and major services.  The surface shop will be used for the surface and underground mobile equipment at the site.

Maintenance Bay

A maintenance bay will be constructed underground to accommodate underground vehicles for minor repairs and minor and intermediate service interval work.  A level of parts and supplies for routine services and repairs will be maintained in the underground mine.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-28

A centralized underground mobile equipment maintenance bay will be located at the 110 metre level of the Nechalacho deposit.  The maintenance shop will consist of an excavated area located near the crushing station and decline access (up cast ventilation).  Maintenance activities will include scheduled preventative and predictive maintenance, troubleshooting, short and long term rebuilds and equipment installations.  Most consumable parts will be kept on the surface with a small rotating supply underground.

In addition to the mobile equipment service bay a small electrical shop will be located in the mine for use by the underground electricians.

FUEL AND LUBRICANTS

The estimated daily diesel fuel requirement for the mine is approximately 2,000 litres.  As most of the equipment, and certainly the high fuel consumption units will not be on surface regularly it will be advantageous to provide fuel to the units underground.  Considering that a number of the vehicles will routinely travel to surface and can therefore be refueled at a surface fueling area there is still approximately 80% (1,700 l/d) of the daily fuel will be for units that are not routinely expected to travel to surface.  The alternatives for fuel delivery are:

•	Refueling on surface for all but the slowest of units (jumbos and compressors)
•	Fueling underground from a mobile fuel handler
•	Installation of an underground fuel bay
•	With fuel delivery by fuel truck or mobile fuel tanks
•	With fuel delivery via “dry line”

Scott Wilson RPA recommends that equipment initially be refueled on surface and then after the mine development phase is complete a refueling area be used with a temporary fuel tank that is filled on surface and brought underground on a daily basis.

Used oil will be collected wherever it is generated and brought to surface for appropriate disposal by incineration in an approved incinerator with the recovery of heat for use in the plant or shop areas.

MISCELLANEOUS

Material Storage

Material storage will be built underground for short term storage of mine supplies such as rock bolts, mesh and ventilation duct and spare fans.  These bays will be located near the service area and will be accessed by mobile equipment such as the forklift and tool handler.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-29

Communications

Mine communications will consist of telephone service to the main mine switchboard as well as radio communications through a leaky feeder system.  The communications system will also be used for monitoring and control of production equipment, ventilations systems, dewater and backfill.

Explosives

Detonators, primers and stick powder will be stored in separate approved explosives magazines which will be located underground.  If practical all of these explosives will be stored in the underground magazines to eliminate the need for surface explosives magazines.

The main explosive planned for use at the TLP is ANFO which will be prepared on a batch basis from the combination of ammonium nitrate and diesel oil in an approved ANFO mixing facility to be located within the mine.  However, there will still be a requirement for packaged slurry explosives and “stick” powder for wet holes or for boosting the ANFO in some applications.  These are easily provided by the explosives manufacturer in containers which will be stored and inventoried underground.

At a rate of 0.8 kg of ANFO per tonne blasted the annual ANFO requirement is estimated to be 292 t.  An allowance of 10% of the total explosives for stick powder and package slurry is recommended for purchase and storage on site.

An non electric detonation system will be used with in the hole delays on all detonators.  A range of delay periods will be required and approximately 45,000 are required for a year of operation.

Sanitary System and Potable Water

Potable water for the underground mine will be provided in specific containers that will be resupplied regularly from the site potable water supply.  Sanitary facilities in the mine will be approved self contained units,

Road Maintenance

Roadways will be maintained. A grader will be included in the equipment fleet for the maintenance of underground roadways, the key focus will be on the stope access drifts and cross cuts as the main ramp is not planned to be a main haulage way and will therefore require less maintenance.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-30

MINE DEVELOPMENT

Mine development will commence with the development of the decline to the crusher elevation.  The advance will be single heading advance until the decline passes the first stope access ramp junction.  The development required for mine development is shown in Table 18-10.

Table 18-10	Life of Mine Development Schedule
Avalon Rare Metals Inc. – Thor Lake Project

	Total Lateral Development in Waste	Total Lateral Development in Ore	Total Lateral Development	Total Raising
	(m)	(m)	(m)	(m)
Year -2	2,088	0	2,088	0
Year -1	1,675	710	2,385	195
Year 1	660	850	1,510	110
Year 2	100	896	996	0
Year 3	0	1,319	1,319	0
Year 4	0	2,820	2,820	0
Year 5	542	3,459	4,001	105
Year 6	0	3,839	3,839	0
Year 7	0	3,790	3,790	0
Year 8	0	3,649	3,649	0
Year 9	0	3,506	3,506	0
Year 10	0	550	550	0
Year 11	0	0	0	0
Year 12	0	0	0	0
Year 13	0	0	0	0
Year 14	0	0	0	0
Year 15	0	0	0	0
Year 16	0	0	0	0
Year 17	0	1,596	1,596	0
Year 18	0	0	0	0
Total	5,065	26,984	32,049	410

The goal of the initial mine development will be to get to and develop the crusher station and to get to the base of the ventilation raise.  In the course of this development there will be at least five primary stopes and five secondary stopes that will be available for production with completion of the 30 m to 50 m long stope access crosscuts (some of which will be developed for material storage as the access to the ventilation raise is being driven).

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-31

Initial mine development will be undertaken by a mine development contractor to provide the skills needed to complete the work.  As the main development is completed the work will shift to company crews and equipment for the production phase of the operation.

The initial mine development will not leave a large amount of access development to be completed by company crews for the mineral reserves as known and as included in this report.

The development schedule does not include any allowance for exploration development or for the development of underground diamond drill stations for further exploration of the deposit.

PRODUCTION SCHEDULE

Mine production will come from primary stopes which are planned to be developed from the stope access crosscut.  Each 5 m high by 15 m wide cut will generate approximately 20,000 tonnes of ore.  The mine production schedule has been set at 1,000 tpd for years one to four and 2,000 tpd thereafter.

Initial production will be attained without backfill to allow deferral of the cost of the backfill plant construction and accordingly the production for the first 60 months will all be from primary stopes.  Thereafter the backing of primary stope voids will be a high priority task and by month 61 production will start to be obtained from secondary stopes.

The production schedule was developed based on mining of the highest value ore in the early years.  Feed grades at Thor Lake do not vary over a wide range but there are higher grade areas and the zone at the bottom of the Basal Zone carries the highest grades.   The Production schedule is shown in Table 18-11.

The deposit is flat lying but there are variations in elevation interpreted at the bottom of the ore body.  To minimize dilution stopes were, as much as practival, aligned perpendicular to the dip of the footwall of the orebody.

Material at the upper elevations will have decreasing grades as the stope moves up and the control for the upper limits will be an assay control.

At the planned production rates this generates a mine life of 18 years from the Basal Zone Probable Mineral Reserves.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-32

Table 18-11	Mine Production Forecast

Table 18-11 Life of Mine Production Schedule
Avalon Rare Metals Inc. – Thor Lake Project

		Total	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18
Tonnage	‘000t	12,014	335	365	419	730	730	730	730	730	730	730	730	730	730	730	730	730	730	675
TREO	ppm	17,028	18,791	17,656	17,536	18,070	18,097	16,143	16,170	17,065	15,695	14,156	16,510	16,494	17,701	17,007	18,704	18,192	18,163	15,743
Nb2O3	ppm	4,134	4,501	4,302	4,445	4,576	4,296	4,031	3,958	4,097	3,687	3,403	3,878	3,934	4,262	4,198	4,608	4,413	4,413	3,793
ZrO3	ppm	31,646	35,547	33,709	33,653	35,251	34,857	31,144	31,062	31,018	26,969	23,474	28,906	30,068	32,661	30,681	36,509	34,962	33,965	28,984
Ta2O3	ppm	409	524	478	470	435	446	439	411	384	323	321	336	376	462	424	405	391	457	410
Ga2O3	ppm	138	117	124	135	132	137	119	120	146	152	146	151	141	133	145	147	144	147	124
Y2O3	ppm	1,990	2,919	2,691	2,201	2,078	2,058	2,245	2,128	1,828	1,366	1,645	1,368	1,907	2,586	1,896	1,851	1,715	2,110	2,192
Eu2O3	ppm	84	95	90	90	87	90	81	79	84	75	68	80	80	90	86	90	86	90	80
Gd2O3	ppm	632	725	681	678	663	675	608	602	633	556	514	594	607	682	648	673	652	673	601
Tb2O3	ppm	92	124	114	104	92	96	98	92	88	71	76	74	88	112	94	87	83	98	98
Dy2O3	ppm	462	684	627	526	471	482	520	486	423	320	375	328	439	600	454	422	394	487	513
Ho2O3	ppm	82	133	118	92	82	84	95	88	72	52	66	52	78	113	77	71	65	85	95
Er2O3	ppm	215	351	316	248	219	223	251	232	189	134	170	134	206	300	203	187	169	222	260
Tm2O3	ppm	28	48	41	32	29	29	33	31	25	18	22	17	28	40	26	25	22	29	34
Yb2O3	ppm	172	277	244	205	178	178	201	187	151	111	134	108	165	238	161	154	137	179	203
Lu2O3	ppm	24	38	33	28	25	25	28	26	21	15	18	15	23	33	22	22	19	25	28
La2O3	ppm	2,695	2,748	2,610	2,737	2,865	2,866	2,470	2,500	2,739	2,633	2,269	2,774	2,599	2,647	2,734	3,036	2,975	2,899	2,393
Ce2O3	ppm	6,082	6,082	5,779	6,117	6,521	6,525	5,483	5,608	6,215	5,998	5,080	6,344	5,916	5,865	6,122	6,972	6,850	6,519	5,293
Pr2O3	ppm	768	792	741	761	810	813	696	705	786	756	647	799	750	758	770	876	851	819	680
Nd2O3	ppm	3,036	3,065	2,902	3,032	3,252	3,241	2,724	2,793	3,128	2,966	2,525	3,156	2,962	2,959	3,036	3,498	3,447	3,217	2,668
Sm2O3	ppm	665	710	667	685	698	713	612	613	682	624	548	667	646	679	678	740	727	710	605
HfO2	ppm	653	780	712	690	705	710	665	646	628	550	521	574	624	705	636	702	677	727	610
ThO2	ppm	122	76	89	120	100	172	121	115	121	142	115	135	106	85	141	107	127	196	74

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-33

HEALTH AND SAFETY

All crew will be issued TLDs to monitor the exposure to radiation in the work place.  Records will be maintained and exposure limits will be set such that if workers are exposed to radiation above a certain limit they will be moved to a different work area to reduce their exposure and to maintain safe working conditions.

In addition, radon and thoron (radon isotope produced by thorium) levels within the mine and plant air would be monitored to ensure that mine ventilation is sufficient to reduce radon and thoron to acceptable concentrations.

Refuge stations will be installed in the vicinity of the most active work places and a secondary egress will be in place before production commences.

Site crews will be trained in mine rescue procedures and a mine rescue station will be set up and equipped to respond to an emergency.  The mine will purchase and maintain a set of BG-4 breathing apparatus as well as SCBA’s for use on surface.  Procedures for maintaining contact with other operating mines with regards to their mine rescue teams will be implemented.

A diesel operated ambulance will be maintained at the site for use on surface and underground and a fully equipped first aid room will be set up and maintained and there will be first aid coverage at the site at all times.

Surface firefighting equipment will be kept on site and hydrants and hose stations for firefighting will be installed at strategic locations on surface.

Emergency procedures as required under the Mining Regulations will be prepared and submitted for approval as required.

FUTURE MINING

The mining within this section is restricted to material that can be converted to proven or probable mineral reserves.  In addition to the resources extracted in the LOM presented above there are significant measured, indicated and inferred resources within the Thor Lake Project.  Additional mine planning and exploration is recommended to permit the development of the most efficient exploration and exploitation plan for the additional resources.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-34

MINERAL AND HYDROMETALLURGICAL PROCESSING

THOR LAKE CONCENTRATOR PROCESS DESCRIPTION

Basis

The flotation and hydrometallurgical plant process is based on metallurgical design data provided by J. R. Goode and Associates, consultant to Avalon, which in turn were collated from testwork completed by SBM Mineral Processing and Engineering Services LTD at SGS Lakefield Research Limited (SBM, 2009).  The grinding circuit design is based on test data provided by Starkey & Associates Inc. (2009).  The process design criteria developed from these data are summarized below.

PROPOSED PROCESS FACILITIES

The proposed process comprises crushing, grinding, flotation plants located at Thor Lake and a Hydrometallurgical facility near Pine Point on the south shore of Great Slave Lake.  The facility will initially process mineralized material mined at a rate of 1,000 tpd (annual average) but will process 2,000 tpd after one or two years of operation.

The proposed process facilities at Thor Lake comprise a crushing plant, sized for the ultimate tonnage, located in the mine and designed to reduce rock from run-of-mine size to -15 mm.  Crushed material is stored in a fine ore bin excavated in the rock, and conveyed up the mine access incline to a rod mill – ball mill grinding circuit.  Ground ore is conditioned then de-slimed in a series of three hydrocyclones, and pumped to magnetic separation circuit.  This circuit comprises a first magnetic separator, a regrind mill to process the concentrate and a cleaner magnetic separator.  Non-magnetic product is pumped to a thickener.

Thickener underflow is diluted and conditioned ahead of rougher-scavenger flotation.  Scavenger tails are initially sent to a tailings storage facility but will be processed for paste backfill production for the mine after the initial couple of years operation.  Flotation concentrates are cleaned in four counter-current stages to produce a cleaner concentrate which is subjected to gravity separation then thickened and dewatered in a filter press.  The gravity tailings are reground and returned to rougher flotation.

Dewatered concentrate is conveyed to special containers able to hold 40 t of concentrate.  Filled containers are stored until concentrate transportation is scheduled at which time they are taken across Great Slave Lake to the dock at Pine Point and transported to the hydrometallurgical facility.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-35

The crushing plant is designed for the expansion tonnage.  The grinding circuit will require the addition of a second ball mill to handle the expansion tonnage.  Additional flotation cells, gravity separation units and filters will also be needed.

In the proposed operation, full concentrate containers are stored at the hydrometallurgical facility and retrieved and placed in a thaw shed as required.  The concentrate is thawed and then dumped into reclaim system that conveys the material into the hydrometallurgical plant.  Concentrate is “cracked” using a combination of acid baking, caustic cracking, and leaching using sulphuric acid and sodium hydroxide as the primary reagents.

The solid residue from the cracking system is combined with other waste streams and sent to the hydrometallurgical tailings storage facility.  The solution arising from the cracking process is subjected to double salt precipitation, solution pre-treatment and solvent extraction processes to isolate the values.  Products are precipitated as basic salts, processed and dried to yield hydrated oxides which are packaged for shipment to markets.  Products are be trucked to Hay River for on-shipment by rail.

The proposed hydrometallurgical process plant consumes a significant quantity of reagents which will be brought to site by rail to Hay River and then by truck to the plant.  Sulphuric acid is to be produced in a 700 tpd capacity double-contact, double absorption plant from elemental sulphur.  Excess heat from the sulphuric acid plant is used in the hydrometallurgical process in the thaw shed, to evaporate process solutions, and in the product driers.

Limestone is quarried near Enterprise and crushed and ground to -44 µm for use as a neutralizing reagent in the process.  Some limestone is calcined to lime for neutralizing purposes.

Other reagents, such as sodium hydroxide, fuel, solvent extraction reagents, etc. are stored at site as needed.

Most of the hydrometallurgical complex, including the acid plant, is designed and constructed for the ultimate tonnage equivalent to 2,000 tpd of flotation concentrate.  Units requiring duplication or addition for the expansion tonnage include the thaw shed, acid bake and caustic cracking facilities, and some of the product driers.

PROCESS DESIGN CRITERIA

The principal design criteria selected for the pre-feasibility study are tabulated in Table 18-12.  The flowsheet used as the basis for flotation recoveries used in the PFS is shown in Figure 18-8 and the flowsheet used as the basis for hydrometallurgical recoveries used in the PFS is shown in Figure 18-9.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-36

Table 18-12	Principal Process Design Criteria
Avalon Rare Metals Inc. – Thor Lake Project

Principal Process Design Criteria
General
Processing rate – initial	tpa	365,000
	tpd	1,000
Processing rate – expansion	tpd	2,000
Feed grade	% ZrO2	3.16
	% TREO	1.7
	% HREO	0.38
	% Nb2O5	0.41
	% Ta2O5	0.041
Flotation Plant
Operating time	hr/a	8,000
Processing rate – initial	tph	45.6
Processing rate – expansion	tph	91.2
(Ball mill, flotation cells, gravity units, and filters added)
Underground crusher product	100% passing mm	15
Grinding circuit		Rod and ball mill
Final grind	80% passing micrometres	38
Slimes-free non-magnetics	% feed	18
Final concentrate mass	% feed	18
Recovery to final concentrate	% ZrO2 in feed	89.7
	% TREO in feed	79.5
	% HREO in feed	79.5
	% Nb2O5 in feed	68.9
	% Ta2O5 in feed	63

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-37

Table 18-12	(Cont’d) Principal Process Design Criteria
Avalon Rare Metals Inc. – Thor Lake Project

Principal Process Design Criteria
Hydrometallurgical Plant
Operating time	hr/a	7,582
Processing rate – initial	Tph	8.7
Processing rate – expansion	Tph	17.4
Acid bake temperature	°C	250
Acid addition	kg/t concentrate	700
Caustic crack temperature	°C	600
Net caustic addition	kg/t concentrate	140
Post double salt precipitation SX feed rate	m3/h - initial throughput	41.5
Post double salt precipitation SX feed rate	m3/h - expansion throughput	83
(All SX units sized for expansion, some driers added for expansion)
Recovery to final products	% ZrO2 in concentrate	90
	% TREO in concentrate	93
	% HREO in concentrate	93
	% Nb2O5 in concentrate	80
	% Ta2O5 in concentrate	50
Sulphuric Acid Plant
Annual average capacity – initial	tpd 100% acid	350
Annual average capacity – expansion	tpd 100% acid	700
(Initial plant is built to handle expansion tonnage and additions not required)

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-38

Figure 18-8	Flotation Plant Flowsheet

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-39

Figure 18-9	Hydrometallurgical Plant Flowsheet

SCOTT WILSON RPA www.scottwilson.com

Concentrate container storage, thaw and dump
H2SO4
Heat
Acid bake kiln c/w scrubbers, etc.
Residue
Leach, solution adjustment, filtration
Residue
Heat
Caustic crack, water wash, and NaOH regeneration
CaO
NaOH
Filter cake
NaOH
Recycle Na2SO4
NaOH
Dry and pack mixed LREE oxide
Filter cake
Metathesis and filtration (suphates to hydrates)
LREE slurry
Double salt precipitation and filtration
Sulphuric acid leach, solution adjustment and filter
Residue
Preg
CaCO3 and CaO
Waste to treatment
Scrub
Scrub
NaF
SX-1 Zr extraction, scrub and strip
SX-2 REE extraction, scrub and strip
SX-3 Nb-Ta extraction and separation
Waste treatment and storage area
Strip
Strip
Strip
(NH3)CO3
NH3
NH3
Zr product precipitation and dry
Bulk REE product precipitation and dry
Ta2O5 product precipitation and dry
Nb2O5 product precipitation and dry
Legend
Input
Process
Product

Figure 18-9

Avalon Rare Metals Inc.

Thor Lake Project

Northwest Territories, Canada

Hydrometallurgical Plant Flowsheet

July 2010

18-48

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-40

ASSAY AND METALLURGICAL LAB

The mine, when operating at 1,000 tpd is expected to generate about 20 samples per shift for analysis, or 40 samples per day, with four from the each working face. In addition, there may be a further 10 or 20 samples of various kinds such as muck samples, low grade stockpile samples, etc.   These rock samples will be prepared in an area shared with the metallurgical laboratory and described below.

The flotation plant will produce composite solids samples for each shift from feed, magnetic tailings, slimes tailings, four flotation products, and gravity tailings.  Additionally, each product container will be sampled meaning about eight product samples per day in the initial years.  In total there will initially be 24 solid samples per day rising to 32 samples per day.  In addition to the analytical work on the solids, eight samples will be processed for screen analyses on a daily basis in the metallurgical laboratory.

All solution samples will be sent to the ALS Laboratory in Yellowknife, or a similar organization, for analysis.

Slurry samples will be filtered in the mill and wet filter cakes, and solution where appropriate, delivered to the sample preparation area at the end of each shift.

Mine and mill samples will be initially dried in a large oven. High grade samples, such as concentrate will be processed in a separate drying oven.  Coarse samples will then be crushed to -10 mesh and finally pulverized to 100% passing 100 mesh.  High grade samples will be batch processed through the same equipment following a thorough cleaning with sand.

A 10 g sample of pulverized material will be split for assaying.

Solid samples will be analysed using an INNOV-X X-5000™ mobile XRF unit. It is estimated that 100 samples can be processed in a 10 hr shift.  Two X-5000 machines will be required in order to maintain sufficient productivity and for backup.

QA/QC standards will be developed for the laboratory including protocols for duplicates and for external checks.

The sample preparation and assay laboratory will require the services of a Chief Assayer, two sample preparation technicians and an assayer for a total of four.  Two such crews would be needed, one on site and one on a rest period.

A metallurgical laboratory at Thor Lake will be used to prepare and test samples as part of monitoring and improving the performance of the flotation mill.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-41

The Pine Point hydrometallurgical facility will similarly be provided with a comprehensive analytical and hydrometallurgical facility to allow the rapid assays needed for process control and testwork needed to ensure optimal operation of the plant.

TAILINGS MANAGEMENT FACILITIES

THOR LAKE TAILINGS MANAGEMENT FACILITY

General

The tailings management facility design was prepared by Knight Piésold. The design basis and criteria for the TMF are based on Canadian standards for the design of dams. In particular, all aspects of the design of the TMF have been completed in compliance with the following documents:

•	Canadian Dam Association (CDA) Dam Safety Guidelines (CDA 2007)
•	The Mining Association of Canada (MAC) Guide to the Management of Tailings Facilities (MAC 1998)

The principle objective of the TMF design is to ensure protection of the environment during operations and in the long-term (after closure) and achieve effective reclamation at mine closure.  The pre-feasibility design of the TMF has taken into account the following requirements:

•	Permanent, secure and total confinement of all tailings solids within an engineered facility
•	Control, collection and removal of free draining liquids from the tailings during operations, for recycling as process water to the maximum practical extent
•	The inclusion of monitoring features for all aspects of the facility to ensure performance goals are achieved and design criteria and assumptions are met

The TMF design includes a Phase 1 and Phase 2 configuration that is raised and expanded in an ongoing manner throughout the mine life.  This offers a number of advantages as follows:

•	The ability to reduce capital costs and defer some capital expenditures until the mine is operating.
•	The ability to refine design and construction methodologies as experience is gained with local conditions and constraints.
•	The ability to adjust at a future date to remain current with “state-of-the-art” engineering and environmental practices, etc.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-42

•
To allow the observational approach to be utilized in the ongoing design, construction, and operation of the facility.  The observational approach is a powerful technique that can deliver substantial cost savings and high level of safety.  It also enhances knowledge and understanding of the site-specific conditions.  For this method to be applicable, the character of the project must be such that it can be altered during construction (Peck, 1969).

The construction will be scheduled to ensure that there is always sufficient storage capacity available in the facility to avoid overtopping.  The embankment raising schedule provides sufficient freeboard to safely accommodate the supernatant pond and Environmental Design Storm event, combined with wave run-up.  A spillway is included to pass the Inflow Design Flood event.

Options Assessment

A review of potential storage location options was completed as part of 2009 studies.  The review considered slurry tailings disposal in seven different topographic basins within the Thor Lake project area as well as submarine tailings disposal in Thor, Long and Elbow Lakes. The Ring and Buck Lake basin was selected as the preferred option based on an assessment of technical, environmental, economic and socio-economic factors.

Design Basis

The pre-feasibility level design of the Thor Lake TMF has been based on an approximate mine life of 15 years with a total ore reserve of approximately nine million tonnes.  The average mining rate for the Nechalacho Deposit will begin at approximately 1,000 dry tpd and increase to 2,000 dry tpd in year four of operations.

Tailings and Water Management

The tailings and water management strategy for the Thor Lake pre-feasibility design consists of a closed loop system to minimize impact to the natural hydrologic flows within the Thor Lake watershed area.  All tailings solids and fluids as well as impacted water from the Process Plant will report to the Tailings Basin. The TMF design currently proposed includes a Polishing Pond, and excess water from the Tailings Basin will be treated (if necessary) and discharged from the Polishing Pond to Drizzle Lake.  Ultimately, all water from the TMF will return to Thor Lake via Drizzle and Murky Lakes.  Fresh water for operations will be drawn from Thor Lake and reclaim water will be drawn from the Tailings Basin. The pre-feasibility water balance has assumed that the process water feed to the Process Plant will consist of 50% fresh water and 50% recycled water from the Tailings Basin

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Decant pipeworks have been included in the pre-feasibility design to transfer water from the Tailings Basin supernatant pond to the Polishing Pond in Phases 1 and 2, and to transfer water from the Polishing Pond to Drizzle Lake. As a contingency for impact mitigation, a decant intake and pipeline has also been included to transfer excess water from Drizzle Lake to Thor Lake.  The decant pipeworks have been included to provide operational flexibility and maintain water volumes in each water body. The water balance has indicated that during the later years of operation the water volume in Thor Lake could potentially be drawn down greater than 5% exceeding the DFO Winter Withdrawal protocol. This can be mitigated by increasing the reclaim rate from the Tailings Basin or alternatively using the Cressy Lake basin as an additional fresh water supply in the winter months.

Capacity and Freeboard Requirements

The capacity of the TMF is based on the topographic contours, the embankment configuration and the projected process plant throughput rates.  The TMF capacity and freeboard have been designed based on the following key points:

•	Storage of 2.9 million m3 of tailings at a settled dry density of 1.2 t/m3
•	Storage of up to 1.2 million m3 of water and ice
•	Containment of the 1 in 25 year 24-hour Environmental Design Storm (EDS) event (46 mm)
•	Minimum freeboard of 2.0 m for wave run-up and routing of the Inflow Design Storm (IDS)
•	Overflow spillway to convey the IDS

Tailings Delivery and Distribution

Tailings will be pumped from the Process Plant to the Tailings Basin via a tailings delivery pipeline to the south west corner of the Tailings Basin. Tailings deposition to the basin will consist of single end-of-pipe discharge from the tailings deposition pipeline to reduce icing concerns during the winter months. During the first four years of operations 100% of the tailings solids will be pumped to the Tailings Basin at a slurry consistency of 14.4% solids.  Starting in year 5, 50% of the tailings solids will be used for mine backfill and the remained of the tailings solids will be pumped to the Tailings Basin at a reduced slurry consistency of 7.2% solids.

Tailings deposition to the basin will occur from several locations along the south end of Ring Lake.  Tailings discharge will be rotated between deposition locations to develop a relatively flat tailings beach sloping towards the north and maintain a supernatant pond in northern portion of Ring Lake.  A temporary separator dyke will be constructed between Ring and Buck Lakes to keep tailings solids in Ring Lake and allow Buck Lake to be initially operated as a polishing pond.  Phase 1 is estimated to provide tailings storage for approximately two years of operations.

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During Phase 2 of operations the tailings discharge pipeline will be extended around Ring and Buck Lakes.  Additional discharge locations will be installed around the perimeter of the Tailings Basin and tailings deposition will be rotated between outlet locations to develop a flat tailings beach around the facility and maintain a supernatant pond in the central portion of the Tailings Basin.  A Polishing Pond will be constructed at the southeast side of the Tailings Basin if monitoring and testwork completed during Phase 1 operations indicate that it is required.

Operations and Monitoring

Proper operations, monitoring and record keeping are a critical part of any waste or water management facility.  For the TMF, the requirements for proper operation and monitoring of the facility will be active and ongoing.  Operations of the TMF will require full-time personnel, dedicated to managing the facility.

Before and during construction, an Operation, Maintenance and Surveillance (OMS) Manual will be developed for the TMF.  The following sub-sections provide a preliminary overview of the operations and monitoring requirements.

It is recommended that a single person designated as Manager of the TMF be responsible for the ongoing operation of the facility.  Special consideration must be given to winter operation to prevent complete freeze up of the available supernatant pond water.

Monitoring of the TMF will provide important input for performance evaluation and refinement of operating practices.  In addition to the data collection, regular inspections of the TMF and associated structures will be completed.  Regular inspections will help identify any areas of concern that may require maintenance or more detailed evaluation.  The inspection program would include detailed visual inspection of all embankments and berms, pipelines, pumps, culverts, spillways etc.

PINE POINT TAILINGS MANAGEMENT FACILITY

The proposed Hydrometallurgical Tailings Management Facility (HTMF) will be located on the site of the Historic Teck Cominco Tailings Pond which is west of the Hydrometallurgical Process Plant.  The concept includes construction of a paddock type tailings basin on top of the existing tailings.

Knight Piésold prepared the pre-feasibility design for facilities related to tailings and water management for the HTMF based on the following work completed:

•	Desktop review of available information
•	Summarization of general site conditions and design criteria

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•	Development of pre-feasibility level design for the HTMF based on the proposed concept
•	Development of a schedule of materials and quantities for inclusion in pre-feasibility study economic assessment by others

General

No site investigations have been completed at this stage of the project. The site characteristics at the Hydrometallurgical Plant site presented below are based on information from a desktop review.

The topography of the site can be described as flat to gently sloping, generally to the north. Topography around the HTMF area typically ranges between 190 and 220 MASL and decreases to approximately 160 MASL along the south shore of Great Slave Lake.

Seismicity

The central region of the Northwest Territories is historically a quiet earthquake zone. A seismic hazard assessment was previously completed for the TLP using probabilistic calculations based on design tables from the 2005 National Building Code of Canada.

The maximum acceleration for the project site ranged from 0.007 g for a 1 in 100 year return period to 0.16 g for a 1 in 10,000 year return period. A review the Thor Lake site TMF consequence classification following the Canadian Dam Association 2007 Dam Safety Guideline classified the TMF as ‘Significant’. The resulting earthquake design ground motion is a 1 in 1,000 year event which corresponds to a maximum acceleration of 0.035 g for the Thor Lake Project site.

The seismic design criteria and consequence classification previously completed for the Thor Lake site has been assumed to be adequate for the purposes of the HTMF pre-feasibility study. A site specific seismic review is recommended for the HTMF during the next phase of engineering.

Tailings Characteristics

There is no direct information available concerning the physical characteristics of the Hydrometallurgical tailings stream. Some assumptions regarding the physical characteristics of the tailings have been made and are outlined below:

•
Specific Gravity: The tailings solids from the proposed milling process are predominantly gypsum (approx. 84%) which are expected to be similar to phosphogypsum tailings in terms of void ratio, dry densities and consolidation properties thus a specific gravity for the tailings solids high in gypsum content has been estimated at 2.40.

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•
Dry Density: Given a final solids content or pulp density of approximately 65% by weight (and a void ratio of 1.3 the calculated final average settled dry density for the tailings in the TMF is 1.05 t/m3. A slightly lower or conservative density value of 0.9 t/m3 has been selected for the pre-feasibility design.

It is understood that tailings test work will be completed in later stages of study to confirm the tailings parameters.

Currently no geochemical testing has been completed on tailings samples. It is understood that testwork will be completed in later stages of study to confirm the tailings geochemical parameters.

Tailings Management Facility Design

The design basis and criteria for the HTMF are based on Canadian standards for the design of dams. In particular, all aspects of the design of the HTMF have been completed in compliance with the following documents:

•	Canadian Dam Association (CDA) Dam Safety Guidelines (CDA 2007)
•	The Mining Association of Canada (MAC) Guide to the Management of Tailings Facilities (MAC 1998)

The principle objective of the HTMF design is to ensure protection of the environment during operations and in the long-term (after closure), and achieve effective reclamation at mine closure. The pre-feasibility design of the HTMF has taken into account the following requirements:

•	Permanent, secure and total confinement of all tailings solids within an engineered facility
•	Control, collection and removal of free draining liquids from the tailings during operations
•	The inclusion of monitoring features for all aspects of the facility to ensure performance goals are achieved and design criteria and assumptions are met

The construction will be scheduled to ensure that there is always sufficient storage capacity available in the facility to avoid overtopping. The embankment raising schedule will provide sufficient freeboard to safely accommodate the supernatant pond and Environmental Design Storm event, combined with wave run-up. An emergency overflow spillway is included to pass the Inflow Design Flood event.

Technical Report 43-101 – March 13, 2011
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Design Basis

The pre-feasibility level design of the HTMF has been based on an approximate mine life of 18 years. The initial annual throughput of tailings from the Hydrometallurgical Plant will start in year one at 1,000 dry tpd and increase to 2,000 dry tpd by year four of operations.

Tailings and Water Management

All tailings solids and fluids as well as impacted water from the Process Plant will report to the Tailings Basin. The HTMF design includes a Water Basin (Polishing Pond). Excess water from the Tailings Basin will be treated (if necessary) and discharged from the Polishing Pond through a lined discharge channel to the northwest corner of the existing tailings facility where it will be discharged to the natural drainage. Ultimately, all water from the HTMF will return to Great Slave Lake.

Decant pipeworks have been included in the pre-feasibility design to transfer water from the Tailings Basin supernatant pond to the Polishing Pond, and to transfer water from the Polishing Pond to a lined discharge channel where it will be discharged to the natural drainage.

Capacity and Freeboard Requirements

The capacity of the HTMF is based on the topographic contours, the embankment configuration and the projected process plant throughput rates. The HTMF capacity and freeboard have been designed based on the following key points:

•	Storage of 5.6 million m3 of tailings at a settled dry density of 0.9 t/m3
•	Storage of process water and accumulated ice
•	Containment of the 1 in 25 year 24-hour Environmental Design Storm (EDS) event (57 mm)
•	Minimum freeboard of 2.0 m for routing of the Inflow Design Storm (IDS) and wave run-up
•	Emergency Overflow Spillway to convey the IDS

Phased construction of the HTMF is proposed as follows:

•
Phase 1 (Pre-production) – This will include construction of the Tailings Basin embankments to an intermediate level (3 m below the final design crest) to provide containment of tailings solids and supernatant water for the first three years.

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•	Phase 2 (Ongoing) – The Phase 2 raise to the Tailings Basin should be scheduled for year four onwards. The Phase 2 raise may be completed in three sequential one metre raises to the embankment.

•	Water Basin – Based on preliminary water balance modelling, construction of the water basin is proposed to be completed during year one of operations.

Tailings Delivery and Distribution

Tailings slurry will be pumped from the proposed Hydrometallurgical Plant Site to the Tailings Basin via insulated tailings delivery pipelines located along the existing access road alignment. One pipeline will be installed for initial production while a second pipeline will be installed before year four to account for the increased throughput.

Distribution pipelines will be placed around the east, south and west sides of the Tailings Basin. Tailings deposition to the basin will consist of single end-of-pipe discharge from the tailings deposition pipeline to reduce icing concerns during the winter months. During the entire operations 100% of the tailings solids will be pumped to the Tailings Basin at a slurry consistency of 20% solids by weight. Tailings discharge will be rotated between deposition locations to develop a relatively flat tailings beach sloping towards the north and maintain a supernatant pond in the northern portion of the Tailings Basin. A Polishing Pond receiving treated flows will be constructed to the north side of the Tailings Basin if monitoring and testwork indicate that it is required.

Basin and Embankment Construction

The Tailings Basin will be a square paddock with dimensions of approximately 1,200 m by 1,200 m. The Polishing Pond will be rectangular with dimensions of approximately 1,200 m by 300 m. Both basins will be situated on the existing historic tailings surface.

It is assumed that historic borrow areas in close proximity to the Hydrometallurgical Site remain from previous Pine Point Mine Operations (EBA, 2009) could be reopened to supply granular material for the construction of the embankments if required. The existing tailings material is expected to be relatively well drained near surface.

In order to keep the Hydrometallurgical tailings and process fluids separate from the historic tailings, it is proposed that the basin will be lined with a geomembrane. The geomembrane will be laid on a prepared and graded subgrade following excavation of sand and gravel cover and historic tailings for berm construction. An underdrain system consisting of a series of perforated CPT pipes surrounded in drainage gravel will be placed under the geomembrane to monitor the performance of the lined basin. The geomembrane will be covered on the upstream slopes of the containment berm with a cover layer of historic tailings followed by riprap (separated with a non-woven geotextile) to prevent damage from ice. The Water Basin to the north of the Tailings Basin will be lined with a geomembrane liner using the same construction techniques. The maximum height of the Tailings Basin and Polishing Pond embankments will be 10 m and 6 m, respectively. The final crest width will be 8.0 m (including 2 m allowance for pipelines) and slide slopes will be 3.0H:1V.

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Foundation Conditions

No site investigations have been completed at this stage of the project.

Operations and Monitoring

Proper operations, monitoring and record keeping are a critical part of any waste or water management facility. For the HTMF, the requirements for proper operation and monitoring of the facility will be active and ongoing. Operations of the HTMF will require full-time personnel, dedicated to managing the facility.

Before and during construction, an Operation, Maintenance and Surveillance (OMS) Manual will be developed for the HTMF.

Tailings will be deposited from end of pipe discharge locations around the Tailings Basin. Tailings deposition will be rotated between the discharge locations to develop a flat, well draining tailings surface and maintain the supernatant pond in the northern portion of the Tailings Basin. It is recommended that a single person designated as Manager of the HTMF be responsible for the ongoing operation of the facility.

Monitoring of the HTMF will provide important input for performance evaluation and refinement of operating practices. The achieved density of the tailings will be dependent on the tailings deposition practices and supernatant pond volume and it will be important to collect field information on the in situ tailings densities during the initial months of operations for comparison with the design values. This information will allow further refinement of the tailings deposition strategy and water balance model adjustments to the pond operating levels and, if necessary, refinement to ongoing design.

In addition to the data collection, regular inspections of the HTMF and associated structures will be completed. Regular inspections will help identify any areas of concern that may require maintenance or more detailed evaluation. The inspection program would include detailed visual inspection of all embankments and berms, pipelines, pumps, culverts, spillways, etc.

Technical Report 43-101 – March 13, 2011
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THOR LAKE INFRASTRUCTURE

SURFACE INFRASTRUCTURE

The surface facilities will be organized into a compact unit to reduce the need for buses and employee transportation. All facilities will be connected by corridors to provide pedestrian access in all weather conditions between the mill/power house/shops/offices and accommodation units.

CONCENTRATE STORAGE – THOR LAKE SITE

Concentrate is planned to be stored at the Thor Lake and Pine Point sites and transported in custom-designed, covered containers with removable lids. Each container will hold ~45 t wet solids as a damp filter cake. Initially, 1,600 containers will be required at each end of the supply chain.  Avalon will purchase containers for its exclusive use. The first half of the containers are required on site at the start of operations but the purchase and delivery of the second half can be deferred until the first shipments of concentrate are outbound from the site.

Containers will be weighed and stored near the mill at the Thor Lake site through the winter months. Over a one year period there will be approximately 1,600 containers filled with concentrate. If the containers are stored in a single layer a 32,000 m2 storage area is required (before allowance for driveways).

As concentrate quality may vary over an operating year a system for tracking loaded containers and their contents will be developed. The same system will be required for returning containers so that supplies can be located in a timely fashion.

In the spring when roads have cleared and frost is no longer an issue the loaded containers will be moved to the storage area adjacent to GSL so that they are in position for loading when the annual shipping season commences. Containers will be moved short distances at the Thor Lake plant site and at the dock at GSL by container forklift. For the 8 km haul to the GSL dock the containers will be loaded on container trailers at the TLP site and offloaded at the dock site.

Expanded Rate Concentrate Production Handling

At the rate of 2,000 tpd the number of containers to be handled at each end each year will increase to 3,200. The additional containers will be purchased as part of the expansion capital.

Temporary Storage at Project

The storage area at GSL will require space for loaded and empty containers, container movement and loading, fuel storage and some bulk storage space. The yard will be designed to divert surface drainage away from roads and storage yards and appropriate spill response plans will be developed for the various products that are to be handled in the area.

Technical Report 43-101 – March 13, 2011
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Page 18-51

TEMPORARY ORE AND WASTE ROCK STORAGE

Mine development will generate approximately 150,000 tonnes of ore, low grade and waste over the course of the mine development. All of this material will be hauled to surface and either used for surface construction or stockpiled in permanent storage areas for waste and in temporary locations for low grade and ore. The ore will be used as plant feed,

All of the development rock will be from drift roads and is expected to be less than 250 mm in size. The ore will be passed over a grizzly and then crushed in the surface aggregate crusher before being fed into the mill by a front end loader. A small bin and short feed belt to the grinding mill feed may be needed to add the ore from the surface stockpile.

PASTE BACKFILL PLANT

Paste backfill is planned for use in the mine. A paste fill preparation and pumping area will be developed adjacent to the mill building as part of the mine expansion project.

POWER GENERATION AND DISTRIBUTION

An initial estimate of the electrical power requirement for the Thor Lake site is shown in Table 18-13. The table does not include an allowance for separate emergency generators which will be required for the camp and may be required for some areas of the flotation plant.

Table 18-13  Power Demand
Avalon Rare Metals Inc. – Thor Lake Project

Area	Max (MW) 1,000 tpd	Average (MW) 1,000 tpd	Average (MW) 1,500 tpd	Average (MW) 2,000 tpd
Mill	5.6	3.4	4.7	6.0
Mine	1.0	0.7	1.0	1.2
Camp	0.5	0.4	0.6	0.8
Surface	0.3	0.2	0.3	0.4
Total	7.4	4.7	6.6	8.4

Technical Report 43-101 – March 13, 2011
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Proposed Power Generation System

Finning Power systems have provided a proposal for the generating facility at the TLP, which consists of six modular Caterpillar 3516 - 1.45 MW diesel generators for the provision of 4.7 MW of power. The six units are based on the N+2 design. Finning provide modular generating units and the electrical switchgear and controls for the generators. The generators and controls are assembled and tested in Finning’s Richmond BC facility and then deliver to the site for installation.

Installation of the generators is simplified by simple plug in controls that have been preassembled and tested before shipping. The generators require only a foundation and then the connection of high voltage lines, heat recovery and fuel lines. The units are constructed such that the switchgear enclosure is between the generators often as the center bar in an “H” layout. This configuration has been provided to other northern mines.

The proposed system includes:

•	Six self contained 4,160 V Caterpillar 3516 generators with a capacity of 1.45 MW each.
•	Heat exchangers and engine and exhaust heat recovery systems.
•	Roof mounted radiators.
•	Engines controls and switchgear.
•	Switch gear enclosure with seven 1200 A feeders in cells plus ne for station service.
•	Switch gear can be expanded to 12 cells in future.
•	MCC provided by Finning.

The heat exchangers provide 1,250 kW of thermal energy per running unit with 90 degree outlet water and 70 degree return water. The engine after cooler heat recovery is not included as this a low grade heat source of 300 kW but at 50 degrees.

The Thor Lake site will be required to provide:

•	Foundation and space for set up
•	5 kV transformer, external to switch room for station power
•	Piping to connect to heat exchanger
•	Pump for delivery of heated solution
•	High voltage wiring and connections
•	Fuel line connections to external day tanks
•	High pressure compressed air source for engine exhaust heat exchanger cleaning.

Day tanks for fuel are external to the enclosures but all piping for the fuel is plumbed to the enclosure wall at the time of assembly at the factory.

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A high pressure (200 psi) compressed air source is required for the cleaning of the exhaust heat exchanger. The cleaner is installed at the factory and includes the controls to cycle the cleaning of the operating engines. The cleaners need to run once every hour for an operating unit. Scott Wilson RPA considers a dedicated compressor for this service to be the appropriate design.

Expanded Production Rate Power Requirements

The power generation proposal is designed to allow the installation of additional units to provide the necessary power for the expanded operations.

For the expansion of operations the power generating facilities will be expanded with the addition of four Caterpillar 3516 1.45 MW diesel generators. The units will be identical to those already in place and as described above. The control unit brought in with the first generators will be equipped to handle the additional units.

Emergency Backup Power

Standby diesel generators for the camp and critical mill equipment will be required and will be installed in a separate powerhouse so that a major failure or loss of the main power house does not impact the standby units. Two 500 kW units with the ability to synchronize the two will be installed as emergency back-up power.

A diesel generator will be required at the GSL dock to provide power for lights, an office and diesel transfer pumps. A 100 kW unit has been included in the plan for this area. The unit would be mounted in a skid equipped container with its own switchgear and a day tank for operation.

GREYWATER AND SEWAGE TREATMENT

The greywater and sewage from the camp and dry and will be sent to a sewage treatment facility (Biodisk or equivalent) after which the water will be discharged with the tailings. Solids in the sewage treatment unit will be removed on an annual basis.

ADMINISTRATION AND DRY FACILITIES

Offices for site management personnel will be located within the operations complex. This will include administration, management, mine, process and maintenance personnel.

There will be a requirement for approximately 400 m2 office space for the administration, technical, mine and maintenance personnel in a central office location near the dry and camp facility. Mill personnel will have offices in the mill.

Technical Report 43-101 – March 13, 2011
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WAREHOUSE

A central warehouse located on surface will be established at the TLP site. The heated indoor storage will be supplemented with an organized container storage yard and some outdoor lay down area. The heated indoor storage space will be some 20 m wide by 30 m long. The warehouse area will be manned by a purchasing agent and a stores person operating on site.

MAINTENANCE SHOP

The surface maintenance shop will be used for maintenance of all surface and underground equipment at the TLP site. A good portion of the TLP mobile equipment will be dedicated to the seasonal handling of concentrate and materials however the underground fleet and part of the surface fleet will see service through the year.

The planned shop will have service bays for heavy equipment as well as space for light equipment. The shop will be equipped with an overhead crane for servicing equipment.

A machine shop with milling tools, a lathe, saws and work benches will be installed to provide emergency replacement of parts if necessary.

There will be a welding bay for the repair of boxes and buckets and other welding jobs.

FUEL TRANSPORTATION AND STORAGE

Annual diesel fuel requirements are estimated to be 14.8 million litres at the initial planned production rate and 21.8 million litres per year at the 2,000 tpd production rate. Diesel fuel will be transported from the south side of Great Slave Lake to the barge dock at the TLP. The planned NTCL barges have the capacity to haul 1 M litres per barge in holds within the hull. NTCL is equipped to load and transfer fuel at its Hay River base. Fuel will therefore be loaded at Hay River for transport to TLP. Given the need to make an additional run to Hay River for each fuel run, the delivery of fuel is based upon triple barges arriving with containers each carrying an additional one million litres of fuel within the hull. There will be five fuel runs in a given season with fuel arriving in nominal three by one million litre loads by barge,

The fuel will be offloaded to a storage facility at the dock at GSL. This is a planned 4.5 M litre storage facility so that a complete barge load (three barges) can be offloaded without disruption. The tank farm will be a lined bermed facility with three 15 m diameter by 10 m high tanks each capable of holding 1.5 M litres. The two tanks will be in a bermed area some 65 m long by 25 m wide (inside berm). The berm will be approximately 1.5 m high to generate a bermed storage volume of 110% of the largest tank plus 10% of the balance of the capacity.

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Fuel deliveries are assumed to be spaced evenly through the shipping season.

From the tank farm at the GSL dock the fuel will be transported by tandem axle fuel tanker to the main tank farm at the TLP facility.

Main Fuel Storage

A bermed fuel farm containing seven 1.5 million litre capacity diesel fuel tanks will be provided along the main haul access road on the south side of the plant area. This will include a fuel load out from tankers and dispensing station for vehicles. All mobile equipment on the plant site including personnel vehicles will use diesel fuel. Fuel dispensing will be monitored to provide suitable documentation related to the taxation of fuel in the different uses.

The tank farm area will be lined with an impermeable liner and the berm will be large enough for five additional tanks to be added for future expansion to the 2,000 tpd operation.

The first phase of the tank farm construction with seven tanks will require a berm which is approximately 1m high and has outside dimensions of approximately 45 m by 85 m.

PARKING

A parking area for the units required for seasonal use will be made beside the cold storage area.

ACCOMMODATION, BUNKHOUSE AND CATERING

The accommodation will be pre-manufactured units which will be brought to the site and assembled into modules with sleeping quarters and wash trailers. A modular kitchen will also be brought in and set up to service the crews. Sea container refrigeration units will be used for cold storage and for coolers while regular containers will be used for canned and dry goods storage.

Garbage will be collected daily and incinerated. Recyclable materials will be collected separately and shipped out annually for processing. A waste management site will be established for the long term storage of waste materials.

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SITE ROADS

Site roads will be required to access the following locations from the mill complex:

•	Mine portal
•	Mine fresh air raise and mine air heater
•	Secondary mine exhaust raises (two)
•	Tailings disposal area
•	Water reclaim area
•	Air strip
•	Dock at GSL.

The heaviest use road will be the road to the GSL dock which will see regular use through the spring and summer and into the fall with the shipping of concentrate the resupply for the site.

Site roads will be low speed single lane roads with turnouts to permit vehicles to meet.

The road to the GSL dock will operate with radio communication so that vehicles can organize to use the turnouts and not be forced to back up. The GSL access road will have regularly spaced turn outs suitable for the concentrate and fuel trucks that will use the road.

ACCESS ROAD TLP TO DOCK

There is an existing road that connects the TLP with the planned dock site at GSL. For the construction and mine operation the construction of some new sections of road will be required together with the upgrading of the access road so that it is in shape for regular use for the movement of containers, fuel and other supplies and equipment.

A new section of road approximately 800 m to 1,000 m long will be constructed so that the grade on the road to the dock facility is reduced to approximately 5%.

ANNUAL RESUPPLY

The safe barging season on GSL is a 90 day period in the summer. The logistics planning has been focused on completing the task is the minimum period possible to reduce the demurrage and standby costs related to barges and tugs. The current estimate is that the resupply could be completed in less than a month if all of the equipment and supplies are appropriately organized.

Technical Report 43-101 – March 13, 2011
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Mill Supplies

The key mill supplies are listed in the Table 18-14. In addition, there are 1,368 tonnes of grinding media required for a year’s operation.

Table 18-14  Annual Reagent Needs
Avalon Rare Metals Inc. – Thor Lake Project

	Supplied As		Consumption at
	Conc, %	State	Supplied Conc, tpa
Ferric Chloride (FeCl3)	98	Solid	83.8
Fluorosilicic Acid (H2SiF6)	24	Bulk Liquid	456.0
Flocculant (Magnafloc 156)	100	Solid	5.7
Sodium Hexametaphosphate (NaPO3)6	98	Solid	74.5
Sodium Hydroxide (NaOH)	99	Solid	73.7
Sodium Silicate (Na2SiO3)	100	Solid	73.0
Sodium Sulphide (Na2S)	60	Solid	608.0
Sulphuric Acid (H2SO4)	94	Bulk Liquid	38.9
KBX3:
Flotinor SM15 (1682)	100	Liquid	161.0
Aero 845	100	Bulk Liquid	95.8
Disponil SLS 101/103	30	Bulk Liquid	217.0
Witcomul 3251	100	Liquid	61.3
MLC3:
Acumer 9400	43	Liquid	138.0
Rheosperse 3010	100	Bulk Liquid	59.4
Alginic Acid (C6H8O6)	22	Solid	123.0
MX3:
Oxalic Acid (C2O2(OH)2)	99	Solid	118.0
Citric Acid (C6H8O7)	100	Solid	117.0
Lactic Acid (C3H6O3)	88	Liquid	66.4
Tonnes per year			2,570.5

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-58

SURFACE EQUIPMENT

The surface equipment fleet at the TLP will be required for site services on a year round basis plus the seasonal demands of the annual concentrate shipment and resupply. The key units are listed in Table 18-15.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-59

Table 18-15  Surface Equipment Fleet
Avalon Rare Metals Inc. – Thor Lake Project

Mill/Warehouse
Tool Handler	1	Freight Handling
Bobcat	1	Mill Clean Up
Reach Stacker	1	Concentrate Handling
Pick-up Truck	2	Tailings Inspection
HDPE Pipe Welder	1	Tailings Line
Boom Truck	1	Tailings Lines/Pumps
Electrician Vehicle	1
966 Front-end Loader	1	Yard Work
Telehandler	1	Material Handling

Surface
Fuel Trucks	2	Fuel Haul
Tractor Units	3	Material and Concentrate Haul
Container Trailers	4	Container Moves
Flat Deck Trailer	1	General
Dump Truck	1	Roads
Snow Plow	1	Roads Yards
Excavator	1	General
Tractor Backhoe	1	General
Grader	1	Roads
Pick-up Truck	3	Garbage/Maintenance/Inspection
Service Truck	1	General
D-6 Dozer (D-8??)	1	Rock Work
Vibratory Packer		Road and Airstrip Work
Crushing/Screening Plant

Dock
Crew Cab	1	Crew Transport
Pick-up Truck	1	Supervisor
Flat Deck Trailer	1	General
Work Boat	1	Water Work
Container Forklift	2	Containers

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-60

Management
Pick-up Truck	3	Management
Van For Crew	1	Crew Change
Cube Van	1	Luggage/Light Freight
Ambulance	1
Fire Truck	1
Spill Response	1

DOCK FACILITY

The shore topography at the GSL about 8 km by road south of the mine site is generally rocky and steep. The requirements for a barge loading-unloading dock include a water depth of about three metres near shore and the need for a large (~ 2-ha or more) flat-graded marshalling yard for fast unloading and loading using large fork trucks.

In the past, barge loads of fuel and equipment were brought in at a convenient bay from which the existing access road was constructed. A site reconnaissance concluded that this was also well suited for the permanent dock site with sufficient marshalling space to allow quick unloading (two to three days) of each barge string of three barges, providing that most or all of each shipment, including fuel and supplies, will be moved to the mine site before the next barge train arrives. With this concept, the dock site can be abandoned during the winter months with perhaps only a few empty containers left at the end of the barging season for pickup and backhaul by the trucks delivering the first loads of concentrate containers ahead of arrival of the first barge train with annual supplies and more empty containers. The layout of the dock is shown in Figure 18-10.

Temporary Barge Dock

As an alternative to the permanent sheet pile dock it is planned to use barges as the dock and annually bring in barges and dock them to shore. This barge would then be the dock for access to the barges to be loaded and unloaded. This option is inexpensive and is expected to require less permitting effort. However, the barges will have to be unloaded one at a time and then reloaded one at a time which will increase the turnaround time and the amount of equipment required to attain the planned turnaround time. With the water depth at the Thor Lake site a single barge moored to land for the summer season may be sufficient to provide a suitable access to the barge trains that will be brought to the site.

The temporary barge dock would be brought in at the start of each season and removed at the end of the shipping season. Access to the docked barge would be a short fill ramp from the GSL yard.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-61

Figure 18-10  Thor Lake Temporary Barge Dock Option

SCOTT WILSON RPA www.scottwilson.com

~ 6 km to Mine Site
210m
Upgraded Haul Road
N
200m
Trucking Logistics for Concentrates:
22-t capacity (1 Container)/Truck
3960 Containers-trips/y
Turnaround(16 km +load/unload):1 hr
@ 20hrs/day running:
20 trips/day or: 440 t/day
Total tonnage/year: 87,120 tonnes
Total days, (1 truck) 198 days/y
Total days, (2 trucks): 99 days/y
Total days, 3 trucks): 66 days/y
190m
Existing Access Road
Existing Shore Line
~ 2 ha Graded Marshalling Yard to~ el 161m
180m
60 MT
Truck Load/Unload Area, el ~161m
170m
60 FULL
60 FULL
160m
New Road Alligment for lower (~5%) grade
Security/Office/Genset Trailer, Gate
~40m long Gravel Ramp Up to shore from Barge Deck @ el 159m @ 5% grade to el 161m yard
Temp Fuel Storg. (~1 mill L)
60 FULL
60 MT
60 MT
Misc Cargo Area
El ~157m
Service Boat Dock
Docking/Tie-up Dolphins (if required)
FULL
2 Permanently secured 'Docking' Barges. 200ft x 50ft
Note: two barges are shown to illustrate the expected arrangement at Pine Point Discharge dock. Only one barge needed here at Thor Lake.
Marine Logistics for Concentrates
3 NTCL Type 1500 Barges
Cap: 76 Containers ea
@ 22.5 tonnes: 1710 t ea Barge
Total/trip, 3 Barges: 5130t
Turnaround: ~2 days.
14 trips/season: 71,820 t capacity
+ 3 trips Mob/Demob
+ 3 'weather' days
=20 days/year
Rev Jan 23/10
MT
1,000FT 330M
MT
3 Cargo Barges. 250ft x 56ft
Tug
0 50 100 150 200
Metres
July 2010
Source: NTCL, 2010.

Figure 18-10

Avalon Rare Metals Inc.

Thor Lake Project
Northwest Territories, Canada

Thor Lake Temporary Barge Dock Option

18-72

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-62

Dock Yard

The yard at the dock will require the development of a yard for the handling of materials as they are offloaded and loaded and for the transfer of containers between the Thor Lake site and the dock at GSL. At a minimum there will be:

•	a 40 to 50 m long ramp to access the barge deck for loading and unloading barges
•	a 45 m by 60 m (3 M l capacity) lined bermed fuel storage area
•	a minimum 1,200 m2 area for full containers (276 containers stacked four high)
•	minimum 1,200 m2 area for empty and returning containers
•	parking area for intermodal freight and trucks
•	Diesel pumps and piping for the transfer of fuel from the barges to the fuel storage tanks
•	A receiving/security/ lunchroom facility
•	Diesel generation to power fuel pumps and site services
•	A small floating dock for the work boat

Material Handling

Container forklifts will be used to offload empty containers and load full containers. All annual supplies except diesel fuel and propane will arrive in similar ISO containers as those used for concentrate or in full size containers.

This design concept is based on the following barging cycle schedule:

•
The arriving in three barges will be off-loaded and full (concentrate) containers will be loaded during two to three 24 hour days after the tug with the last three barges in underway and off-loading at Hay River.

•
On arrival of the 'three-barge-train' with empty containers (including some supplies), the barges will be towed in to a temporary mooring near the fully loaded ones ready at the dock. Off-loading from at least one of the barges can then start immediately.

•	The tug will then take the three full barges at the dock under tow and get underway to Hay River with the new full load.

•
As soon as the tug has left with the load, the empty barges at the temporary mooring would be moved 'manually' with the aid of a dedicated small work boat and/or a land based tow-motor along the seawall to the dock moorings for loading.

•	This cycle will repeat upon arrival of the next fully loaded three-barge string.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-63

•	Together with the unloading logistics at NTCL’s Hay River facility, these logistics will require a total of nine barges and one tug dedicated to the project.

There will be container forklifts in service at the GSL dock to handle containers to and from the stacks of containers and onto and off of haul trucks moving containers to and from the Thor Lake site.

At the Thor Lake site, a container forklift will be used to off load trucks and stack containers. Containers inbound with materials will be stored separately so that control of the site materials can be maintained. A system for tracking containers will be required so that specific batches of concentrate can be located to provide an appropriate mixture for the hydrometallurgical plant and for supply containers so that supplies can be readily located when required.

AIRSTRIP

The site has been serviced using float planes and ski planes and with rotary wing support over freeze up and break up. In 2010 the airstrip will be developed into a 30.4 m wide by 305 m long strip to provide all year fixed wing service to the site. With the move to project construction the airstrip will be expanded to total length of 915 m.

The air strip will be suitable for medium sized aircraft for light freight and personnel movement. The airstrip is not planned to be lit for night operation. This will limit winter operations when the daylight hours are short but the most common connection will be with Yellowknife which is approximately 100 km from the site.

An apron will be installed complete with small concrete pads to reduce the potential damage to aircraft engines from small rocks that can be picked up by the propellers as the engines are run up prior to take off from the ramp.

SECURITY

In view of the remote nature of the site there is little risk to the general public and little risk of public access to the site. There will be occasional visitors in summer who will come to the dock site by boat. Such visitors will be met with signs and personnel who will explain that this is a private dock and site, that visitors are not allowed on site and that there are no services available at the site. There will not be a manned security station at any location on the site.

Where necessary, fencing will be installed to keep wildlife out of areas such as the reagent storage. The use of containers for storage will minimize the requirement for such fencing.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-64

MEDICAL FACILITY

The medical facility at the site will consist of an appropriately supplied first aid station and there will be appropriately qualified first aid personnel on site and on call at all times. The first aid room will be located in the mine office complex area.

An ambulance will be available on site for the transport of injured personnel to the first aid stations and then on to the air strip. Seriously injured personnel will be evacuated from the site by air to Yellowknife. The ambulance will be a diesel powered unit and will be certified for operation within the underground mine.

A fire truck will be available on site to respond to surface fire incidents. The surface fire brigade will be a combination of personnel from the site.

Mine rescue gear will be purchased and located within a mine rescue training area in the office complex. Mine rescue personnel will be selected and trained as required under the Mine Safety Rules.

PINE POINT INFRASTRUCTURE

PROCESS FACILITY SITE

In addition to the process facility there will be a requirement for:

•	Administration Offices
•	Dry and lunch room
•	Warehouse
•	Shops
•	Assay/Metallurgical Lab
•	Reagent storage, mixing tanks
•	Container storage area

ACCESS ROADS

The hydrometallurgical plan is to be located in an old borrow pit located on the east side of the tailings facility. There is a network of roads that connect the plant site to the main access roads but it will be necessary to upgrade short sections of the road for plant access.

There is an existing 7.5 km long light use road that connects the Pine Point road network to the site of the proposed dock which is the former fresh water reclaim area. For the plant operations it will be necessary to upgrade the road to the lake from the Pine Point site so that it is suitable for the movement of heavy trucks with supplies and concentrate.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-65

Site access roads will be developed to access the Pine Point plant and storage areas and to connect to the dock site at GSL. With the location of facilities near previously existing commercial sites it is assumed that road construction will not be a significant issue in the Pine Point area.

DOCK FACILITY

A temporary dock will be installed annually at the Pine Point landing site. Two barges tied end to end will serve as the dock to shore. These barges would then be the dock for access to the barges to be loaded and unloaded. This option is inexpensive and is expected to require less permitting effort. However, outgoing and incoming barges will have to be unloaded one at a time and then reloaded one at a time which will increase the turnaround time and the amount of equipment required to attain the planned turnaround time.

Dock Yard

The yard at the dock will require the development of a yard for the handling of materials as they are offloaded and loaded and for the transfer of containers between the Pine Point plant and the dock at GSL. At a minimum there will be:

•	a 40 to 50 m long ramp to access the barge deck for loading and unloading barges
•	a minimum 4.800 m2 area for full containers (276 containers stacked single height)
•	a minimum 4,800 m2 area for empty and returning containers
•	a parking area for intermodal freight and trucks
•	a small office and lunch room
•	a small float to serve as a work boat dock

The area is generally flat but the subsurface materials can be mud and swamp. If ground conditions are good a larger yard can be established at the southern GSL barge terminus. If soil conditions are poor then a smaller yard will be built and materials will be moved to and from the barge dock on a load by load basis.

Material Handling

Materials will be handled in the same manner as described for the Thor Lake site.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-66

CONCENTRATE HANDLING

Concentrate will arrive from the TLP in containers from the annual sealift over the summer season. The first containers would be expected to arrive commencing in late July with ongoing arrival over a one month period.

The containers will be unloaded to a storage facility immediately adjacent to the dock at Pine Point before being shipped by truck to the process facility at Pine Point. If space permits the concentrate could be stored in that location for an extended (months) period and slowly moved to the Pine Point treatment facility.

Concentrate which was loaded and stored at TLP over the winter months will be frozen and will not be amenable to rapid unloading. Containers will be tracked by number to determine those that are in all likelihood frozen so that they can be exposed to summer heating whereas those that are thawed can be emptied to a covered concentrate storage area.

Facilities for the thawing of concentrate containers will be installed at Pine Point to use waste heat to allow the thawing of concentrate so that it can be unloaded from the containers over the year. . While it would be advantageous to unload and return the container to the TLP as quickly as possible to reduce the number of containers in the circuit it is unlikely that this will be possible and the current plan is to have enough containers to have a full set of empty containers and a full set of full containers.

The shipment of concentrate in closed containers eliminates the risks of dusting and is expected to reduce the potential for loss of concentrate during transportation.

POWER

The planned installed electrical load at the Pine Point facility is 10.4 MW for the 1,000 tpd case and 11.4 MW at the 2,000 tpd rate broken down as shown in Table 18-16.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-67

Table 18-16  Hydrometallurgical Plant Electrical Load
Avalon Rare Metals Inc. – Thor Lake Project

		1,000 tpd	2,000 tpd
Installed Electrical Equipment
Acid plant	kW	3,000	3,000
Hydromet	kW	6,478	7,478
Lime kiln and slaking	kW	400	400
Limestone grinding	kW	500	500
Total Installed	kW	10,378	11,378

Estimated Operating Electrical Load
Acid plant	kW	1,791	2,115
Hydromet	kW	2,210	4,487
Lime kiln and slaking	kW	130	260
Limestone grinding	kW	225	450
Total Power Draw	kW	4,356	7,312
Energy Use	MW-hrs/a	33,025	55,435

The power cost estimates are based upon the supply of 6 MW of electrical power from the grid in one quarter of a year and the provision of up to 9 MW of electrical power from the grid in the other three quarters of the year. Diesel generation of 1.3 MW will be required in one quarter of a year at the 2,000 tpd rate. Electrical energy is available at the substation with that power coming from the NWT Energy grid from the Taltson dam in the southern NWT.

SURFACE MOBILE EQUIPMENT

The surface mobile equipment at the Pine Point site will be required to support the operation. In light of the potential to hire local equipment from Fort Resolution, Hay River or other local area communities it will not be necessary to be completely self sufficient as at the TLP.

A list of the surface mobile equipment for the Pine Point site is show in Table 18-17.

AIRSTRIP AT PINE POINT

When Pine Point Mines was in operation there was an airstrip that was in service near the town. This strip is no longer available for use and it is not planned for rehabilitation in this study.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-68

MEDICAL FACILITIES

The Pine Point site will be equipped with a first station with qualified first aid personnel on site and on call whenever the plant is operating. An ambulance will be stationed in Pine Point to reduce the travel time to medical attention in Hay River.

SHIPPING OF PRODUCTS

The products from the plant are planned to be shipped to a loading yard alongside the CN rail line immediately south of Hay River after which the products will be loaded into box cars for transport. Products will be packaged in drums or in one tonne totes so that they can be easily handled.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-69

Table 18-17  Surface Mobile Equipment at Pine Point
Avalon Rare Metals Inc. – Thor Lake Project

Mill/Warehouse
Tool Handler	1	Freight Handling
Bobcat	1	Mill Clean-up
Pick-up Truck	2	Tailings Inspection
HDPE Pipe Welder	1	Tailings Line
Boom Truck	1	Tailings Lines/Pumps
Electrician’s Vehicle	1
966-size Front End Loader	1	Yard Work
Zoom Boom	1	Material Handling
Surface
Tractor Units	3	Material and Concentrate Haul
Container Trailers	4	Container Moves
Flat Deck Trailer	1	General
Dump Truck	1	Roads
Snow Plow	1	Roads/Yards
Excavator	1	General
Tractor Backhoe	1	General
Grader	1	Roads
Pick-up Truck	2	Garbage/Maintenance/Inspections
Service Truck	1	General
Dock
Crew Cab	1	Crew Transport
Pick-up Truck	1	Supervisor
Flat Deck Trailer	1	General
Work Boat	1	Water Works
Container Forklift	3	Containers
Management
Pick-up Truck	3	Management
Van for Crew	1	Crew Change
Ambulance	1
Fire Truck	1
Spill Response	1

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-70

MARKETS

Avalon collected historical price information, supply/demand analysis, and forecasts for the future. The sources of price information include the websites of Metal-PagesTM and Asian Metal, reports by BCC Research (BCC) and Roskill, verbal communication with Kaz Machida, a metal trader in the Japanese market and private reports to Avalon by Industrial Minerals Company of Australia Pty Ltd (IMCOA), authored by Dudley Kingsnorth. A detailed presentation of rare metal markets was included in the previous NI 43-101 report (Scott Wilson RPA, 2010) and an introduction here discusses the changes that have occurred subsequent to that report.

PRICE FORECAST

In order to isolate the effect of the updated resource on the project economics, Avalon has decided not to update the price forecast contained in its NI 43-101 Technical Report dated July 29, 2010. The spot price FOB China for each rare earth element, and the market prices for niobium, tantalum and zirconium have increased significantly since July 2010 (see tables below) and therefore Avalon can conservatively state that the price forecast contained in the July 29, 2010 Technical Report remains valid. Avalon will update its price forecast for its bankable feasibility report due in 2012.

Supply-demand fundamentals continue to support the price level forecasted in July 2010.

SINCE JULY 2010

Rare Earths

•	China announced cut backs in export quotas for the first half of 2011 35% lower than the same period in 2010.
•	China is limiting the number of companies involved in the production of rare earths to exercise more control and reduce illegal mining.
•	China nationalized 11 rare earth mines in the South.
•	China announced the formation of a rare earth exchange centre at Baotou, to regulate prices in the marketplace by August 2011.
•	China set tough emission limits on miners producing rare earths to be met by 2014
•	The European Union declared rare earths, niobium and tantalum “critical raw materials”
•	The US Department of Energy declared yttrium, neodymium, dysprosium, terbium and europium “critical materials”
•	Prices for rare earths have increased more than tenfold for elements such as lanthanum and cerium, and on average six times for the others - see following table.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-71

	FOB China*	FOB China**	Percent Increase	Avalon Forecast
	21-Jul-10	01-Mar-11	between	FOB China Prices
Rare Earth	AM - MP prices	AM - MP prices	July 21, 2010 and	2014
Oxide	(US$/kg)	(US$/kg)	March 1, 2011	(US$/kg)
La2O3	$8.23	$93.03	1030%	$4.06
Ce2O3	$6.78	$96.03	1316%	$2.08
Pr2O3	$37.15	$139.38	275%	$43.87
Nd2O3	$38.25	$152.88	300%	$46.06
Sm2O3	$3.93	$93.03	2267%	$5.58
Eu2O3	$544.00	$782.50	44%	$1,086.10
Gd2O3	$10.35	$100.50	871%	$13.70
Tb2O3	$538.50	$787.50	46%	$1,166.09
Dy2O3	$275.50	$468.00	70%	$254.59
Ho2O3	-	-	-	$66.35
Er2O3	-	$165.00	-	$48.92
Lu2O3	-	-	-	$522.83
Y2O3	$11.50	$110.50	861%	$23.22

* Prices represent the midpoint of the AM and MP ranges averaged together except for Gd2O3 and Y2O3 which were not reported by Asian Metal and represent only the Metal Pages prices. Prices for Ho, Er, and Lu were not reported by either publication.
** Prices represent the midpoint of the AM and MP ranges averaged together except for Gd2O3 which was not reported by Asian Metal and represents only the Metal Pages prices. The price for Er2O3 represents only the Asian Metal price.
Prices for Ho and Lu were not reported by either publication.

Niobium

•	Demand for steels containing niobium has increased and prices have increased.
•	Current prices for Nb2O5, according to Asian Metal, are above Avalon’s forecast for 2014.

	Asian Metal	Avalon
Niobium	Nb2O5 99.5% min	Forecast
(Nb2O5)	FOB China (US$/kg)	(US$/kg)
July 2010	40.50	45.00
March 2011	46.50	45.00

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-72

Zirconium

•	Demand for zirconium chemicals is growing while supply of zircon sand out of Australia has not kept up according to Alkane Resources Ltd.

	Alkane Resources Ltd
	Dec. 2010 Presentation	Avalon
Zirconium	Price for ZOC and ZBS	Forecast
(ZOC, ZBS)	(US$/kg)	(US$/kg)
July 2010	-	3.77
December 2010	5.50	3.77

Tantalum

•	Demand for non-African tantalum has increased.
•	The price of tantalum metal has almost doubled since July 2010 and Ta2O5 prices have risen 75% as per Asian Metal.

	Asian Metal
	Ta2O5 min 99.5%	Avalon
Tantalum	FOB China	Forecast
(Ta2O5)	(US$/kg)	(US$/kg)
July 2010	212.00	130.00
March 201	370.00	130.00

RARE EARTH SUPPLY

Rare earths are found in more than 200 minerals, of which about a third contain significant concentrations. Only a handful, however, have potential commercial interest. The most important source minerals are carbonates (bastnaesite) and the phosphates (monazite and xenotime). Apatite is also an important source of rare earths, while heavy rare earths are more commonly found in minerals in granitic and alkaline rocks and in ionic clays. The main geological environments for rare earths are:

•	Carbonatites – bastnasite (Mountain Pass, California; Kola Peninsula; Russia, Sichuan, China)
•	Monazite and xenotime-bearing placers (west coast of Australia; east coast of India)
•	Iron-bastnaesite rare earth element deposits (Bayan Obo, Inner Mongolia; Olympic Dam, Australia)
•	Ion absorption clays (Longnan, Jiangxi, China)

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-73

•	loparite and eudialyte in alkaline intrusives (Kola Peninsula, Russia; Dubbo, Australia)
•	Pegmatites, hydrothermal quartz and fluorite veins (Northern Territories, Australia; Karonge, Burundi; Naboomspruit, South Africa)

Other generic types which may contain rare earths are:

•	Phosphates (Phosphoria Formation, western USA),
•	Uranium deposits in sandstone and black shales (Wheeler River, Alberta; Williston Basin, Saskatchewan),
•	Mylonites in limestones (Nam-Nam-Xe, Vietnam),
•	Scheelite skarns (Ingichke, Uzbekistan),
•	Nickel deposits (Sudbury Basin, Ontario).

By far the most important of current sources are the Bayan Obo iron rare earth deposits near Baotou, Inner Mongolia, the bastnaesite deposits in Sichuan, China and the ionic clay deposits in southern China. China is the dominant source of all rare earth oxides, accounting for approximately 97% of world production in 2009. Light rare earths are primarily produced in northern China (Inner Mongolia) and south-western China (Sichuan). The heavy rare earths are primarily produced in southern China (Guangdong), from ionic clays.

There are distinct differences in the elemental composition of various rare earth sources, as illustrated in Table 18-18.

As a consequence of the mix of the individual elements within a raw material source, the distribution of supply of the individual elements does not match the distribution of demand for the elements. The mixed composition of rare earth minerals necessitates the production of all of the elements within a given ore source. Such production does not necessarily equal the demand for the individual oxides, leaving some in excess supply and others in deficit. Overall production of rare earths on an oxide basis is therefore typically greater than the sum of demand for the individual elements in any given year.

Total supply of rare earth oxides for 2008 was estimated at between 121,600 tonnes and 127,100 tonnes, as illustrated in Table 18-19.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-74

Table 18-18  Distribution of Rare Earths by Source –China
Avalon Rare Metals Inc. – Thor Lake Project

Source	Baotou, Inner Mongolia	Sichuan	Guangdong	Longnan, Jiangxi	Mountain Pass, Ca	Mt. Weld, W. Australia1
Ore Type	Bastnaesite Concentrate	Bastnaesite Concentrate	High-Eu clay	High-Y clay	Bastnaesite	Monazite
TREO in Concentrate2	50%	50%	92%	95%
Element
La	23	29.2	30.4	2.1	33.2	25.5
Ce	50.1	50.3	1.9	0.2	49.1	46.74
Pr	5	4.6	6.6	0.8	4.34	5.32
Nd	18	13	24.4	4.5	12	18.5
Sm	1.6	1.5	5.2	5	0.789	2.27
Eu	0.2	0.2	0.7	0.1	0.118	0.44
Gd	0.8	0.5	4.8	7.2	0.166	1
Tb	0.3	0	0.6	1	0.0159	0.07
Dy	0	0.2	3.6	7.2	0.0312	0.12
Er	0	0	1.8	4	0.0035	0.1
Y	0.2	0.5	20	62	0.0913	trace
Ho-Tm-Yb-Lu	0.8	0	0	5.9	0.0067	trace
Total TREO	100	100	100	100	99.9	100
1Central Zone pit assays for La, Ce, Pr, Nd, Sm, Dy, Eu, and Tb
2TREO contents of China clays represent the relative amounts in concentrate produced from the clay deposits
Source: Neo-Materials International, Harben, Lynas Corp.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-75

Table 18-18  Rare Earth supply – 2008
Avalon Rare Metals Inc. – Thor Lake Project

Source		Supply (tonnes)
China
	Baotou	66,000
	Sichuan	10,000 - 15,000
	Ionic Clay Regions	36,000
Others
	Recycling	~5,000
	Russia	2,500 - 3,000
	India	100
	Mountain Pass	2,000
Total		121,600 - 127,100
Source: Roskill Information Services, 2010

It is most probable that effective production capacity in 2008 was approximately 125,000 tonnes contained rare earth oxide (REO).

The Chinese government has instituted new regulations affecting licensing of rare earth production and is strongly encouraging and supporting the consolidation of the industry by major state-owned companies. Production licence quotas for concentrate have been reduced from 129,178 tonnes in 2008 to 119,500 tonnes in 2009. This quota level will remain in force until at least July 2010 and likely longer, given recent (June 2010) announcements from the Chinese authorities. In early July 2010, the Chinese authorities also announced a significant reduction in the rare earth concentrate and metal export quotas available for the second half of 2010. The reduction in export quotas is anticipated to extend into 2011 and beyond as the Chinese authorities seek to promote domestic value-added rare earth production, at the expense of exports of concentrates and unprocessed metal and oxides. These supply limitations are anticipated to maintain upward pressure on rare earth prices for non-Chinese consumers.

The Chinese government is also actively engaged in supporting the consolidation of the rare earth industry, especially with respect to crude ore supply from illegal mining. Inner Mongolia Baotou Steel Rare Earth Hi-tech Company has taken effective control of mining and concentrate production of rare earths in Inner Mongolia, as has Jiangxi Copper at Mianning, Sichuan (although some illegal mining activity continues in Sichuan). China Minmetals Corporation has been consolidating control of rare earth production from the ionic clay deposits in Jiangxi Province, and the provincial authorities in Guangdong are encouraging consolidation of production. Chinalco has also become involved in the consolidation of the rare earth industry in Jiangxi. Control of production in the other rare earth producing provinces of Guandong, Hunan, Fujian and Guangxi is currently less effective, but may be expected to improve over the next few years.

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Page 18-76

Overall, it is anticipated that supply of rare earths from China will be constrained over the forecast horizon of 2014 to 2015, with little to no increase in available supply from China. Accordingly, increases in supply will primarily have to be met from non-Chinese sources.

RARE EARTH DEMAND

Estimates of 2008 demand for rare earths by end use application are detailed in Figure 18-11 and Table 18-12:

Figure 18-11  Rare Earth Demand by End Use Application – 2008

Source: Industrial Minerals Company of Australia Pty Ltd. (IMCOA)

Technical Report 43-101 – March 13, 2011
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Table 18-20  Rare Earth Demand by Application and Region – 2008
Avalon Rare Metals Inc. – Thor Lake Project

Application	China	Japan and NE Asia	USA	Others	Total
Catalysts	7,000	2,000	12,500	1,500	23,000
Glass	8,000	2,000	1,000	1,500	12,500
Polishing	8,000	4,500	1,000	1,500	15,000
Metal Alloys	16,000	4,500	1,250	1,000	22,500
Magnets	21,000	3,500	750	1,000	26,500
Phosphors	5,500	2,500	500	500	9,000
Ceramics	2,500	2,500	1,250	750	7,000
Other	6,000	2,000	250	250	8,500
Total	74,000	23,500	18,500	8,000	124,000
Source: IMCOA (estimates ±10% accuracy)

BCC Research and IMCOA forecast TREO demand in 2014 to be in the range of 175,000 tonnes to 180,000 tonnes, increasing to 197,000 tonnes in 2015. This is a significant increase from the 2008 level of approximately 125,000 tonnes. Demand fell in 2009 due to the global economic down-turn, however, BCC forecasts (BCC, 2009) increases of 8% to 9% per year for the period of 2009 to 2014.

The projected demand for rare earths by application in 2014 is illustrated in Figure 18-12.

Figure 18-12  Forecast REO Demand by Application

Source: Roskill Information Services, Lynas, IMCOA

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-78

By the end of the forecast period, the overall supply of rare earths is expected to exceed the demand of the individual elements due to co-production requirements, resulting in an excess of some rare earth oxides and a shortage of others, primarily some of the heavy rare earths. These patterns are illustrated in Table 18-21.

Supply projections include provision for new, non-Chinese suppliers from a number of advanced projects, some of which are shown in Table 18-22.

Based on anticipated REO product mix from these projects, it is likely that a supply shortfall in many of the more critical rare earths, as detailed in Table 18-21, is likely to emerge by 2014, which is expected to lead to higher prices.

Table 18-21  Supply and Demand for Rare Earths 2014 – 2015
Avalon Rare Metals Inc. – Thor Lake Project

	2014			2015
Rare Earth Oxide	Supply (t of REO)	Demand (t of REO)	Surplus/ Shortage (t REO)	Supply (t of REO)	Demand (t of REO)	Surplus/ Shortage (t REO)
Lanthanum	54,750	51,000	3,750	60,700	59,250	1,450
Cerium	81,750	65,750	16,000	90,900	69,425	21,475
Praseodymium	10,000	7,900	2,100	10,900	9,750	1,150
Neodymium	33,000	34,900	-1,900	36,600	37,000	-400
Samarium	4,000	1,390	2,610	4,500	1,350	3,150
Europium	850	840	10	925	925	-
Gadolinium	3,000	2,300	700	3,400	2,575	825
Terbium	350	590	-240	375	480	-105
Dysprosium	1,750	2,040	-290	1,950	2,450	-500
Erbium	1,000	940	60	1,050	1,075	-25
Yttrium	11,750	12,100	-350	12,300	12,500	-200
Ho-Tm-Yb-Lu	1,300	200	1,100	1,400	220	1,180
Total	203,500	180,000		225,000	197,000
Source: IMCOA

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-79

Table 18-22  Proposed New REO Projects (Excluding Avalon) 2010 – 2014
Avalon Rare Metals Inc. – Thor Lake Project

Company	Project	Location	Target Start	Capacity (t REO)	Product Focus
Molycorp	Mountain Pass	USA	2012	20,000	La, Ce, Nd, Pr

Lynas Corp.	Mt. Weld	Australia	2011	11,000	La, Ce, Nd, Pr, Sm

Alkane Resources	Dubbo	Australia	2011-2012	2,500	La, Ce, Y, Nd, Pr

Vincamin	Dong Pao	Vietnam	2011	6,000 - 7,000	LREE

Sumitomo/ Kazatomprom	Ulba	Kazakhstan	2010?	3,000	HREE

Neo Materials/ Mitsubishi	Pitinga	Brazil	2011?	?	HREE

Great Western Minerals	Steenkampskraal	South Africa	2011	2,500	LREE

Toyota	Orissa	India	2011	7,000	LREE
Source:

RARE EARTH ELEMENT PRICING

The market for rare earths products is small, and public pricing information is difficult to obtain. A pricing methodology for Project products was proposed by Avalon, based on independent third-party forecasts. This methodology was reviewed and modified by Scott Wilson RPA (2010). Avalon agrees with this process for price forecast estimation.

Rare earth element price forecasts for 2014 were carried out in a five step process:

•	Establish a representative current price for individual REOs within China
•	Project future price appreciation inside China to 2014
•	Determine a 2014 value for individual REE outside China
•	Make rare earth element (REE) price assumptions beyond 2014
•	Determine prices for Avalon’s product

Establish a Representative Current Price for Individual REOs Within China

Historical REE prices in China were collated using the subscription websites of Metal-PagesTM and Asian Metal. The prices were statistically compared, and little difference between Metal-Pages and Asian Metal was found. The average RMB-US$ exchange rate for the period (US$1 = RMB 6.929) was used.

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Neither Metal-Pages nor Asian Metal provides systematic historical pricing for elements holmium through to lutetium. Recently, however, Asian Metal has started quoting prices for holmium, erbium and lutetium oxides as news items. By searching for individual news items, some limited historic data was assembled and included in the analysis.

Avalon concludes that the average REE prices collected by Avalon were a reasonable representation of REO pricing (99% pure) as of 2009.

Project Future Price Appreciation Inside China to 2014

BCC published a study on future pricing of rare earths in 2009. BCC is an information resource for rare earths, producing market research reports, newsletters and conferences. The forecast period of the study is through to 2014, coinciding with the planned start-up time for the Nechalacho deposit. BCC concluded in its report that the combination of demand growth, Chinese government policy, production cost pressures and inflation over the 2010 – 2014 period would likely result in a compound average growth rate (CAGR) of between 20% and 30% in prices for rare earths. This corresponds to an average annual price increase of 9.1%.

Avalon has reviewed Scott Wilson RPAs comments on the the basis for the BCC price forecast and gees with the following comments:

•
End use demand growth is anticipated to be highest for applications requiring Nd, Pr, Dy, Tb and Y. These oxides are also anticipated to be in relatively short supply, leading to the potential for higher than average price increases;

•
La and Ce are anticipated to be in excess supply as a result of co-production of the less common oxides and entry into the market of significant La and Ce producers such as Lynas and Molycorp. Prices for La and Ce are projected to remain at current levels.

•
Sm and Gd are projected to be in excess supply even after factoring the potential for substitution of these oxides for more expensive oxides in selected applications. This will limit the potential for price increases for these oxides.

•	Demand growth for Ho, Tm, Lu and Yb is expected to be minimal, with a large excess supply. This will constrain the potential for significant price increases for these oxides.
•
Chinese authorities are anticipated to adjust production and export quotas to enable Chinese producers to maintain a significant market share, notwithstanding the entry of new, non-Chinese producers. While the focus of Chinese policy will remain on promotion of increased domestic value-added manufacture, it is anticipated that policies will be adjusted to ensure an orderly export pricing scenario for rare earth concentrates and oxides.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-81

Based on the analysis above, Avalon believes that a realistic pricing scenario through 2014 will conform to increases in demand for each of the rare earth oxides plus production cost inflation in China. On this basis, Avalon is of the opinion that a CAGR of 20% for average price is not unreasonable, with the exception of La and Ce, which are projected to be in substantial market surplus. The variation in price increase for the other oxides may be anticipated to be significant, with higher than average increase for oxides such as Nd, Dy and Tb offsetting lower than average price increases for oxides in relative excess supply.

For the PFS, the 2009 rare earth prices were uniformly escalated by 20% per year to 2014, with the exception of La and Ce, which were not escalated.

Determine a 2014 Value for Individual REE Outside China

In late 2006, the Chinese Government introduced a tax on rare earth exports of 10%, which was subsequently increased to 15% on selected rare earths in 2007. In December 2007, the authorities again increased the export taxes on all rare earth exports. With effect from January 1, 2008 the following levels of export tax apply:

•	Europium, terbium, dysprosium, yttrium as oxides, carbonates or chlorides (HREE) – 25%
•	All other rare earth oxides, carbonates and chlorides (LREE) – 15%
•	Neodymium metal (LREE) – 15%
•	All other rare earth metals – 25%

In 2007, China also withdrew the refund of VAT (16%) on rare earth exports, while the refund on value-added exports such as magnets and phosphors remains in place. The effect of this decision, when considered with the export tax regime above, is that rare earth processors outside China, such as phosphor and rare earth magnet producers, effectively pay up to 41% more for their rare earth raw materials (in addition to related transport and storage costs), in comparison to processors based in China.

These export taxes and the treatment of VAT on REE exports has provided an incentive for manufacturers to establish plants inside China for the production of rare earth containing components, as their value-added products are not subject to export taxes if produced there. It is likely that China will want to retain this manufacturing inside China in the face of competition in 2014 and beyond. For this reason, Avalon assumes that China’s current export taxes and the non-refundable VAT policies will continue. Avalon further assumes, at this time, that Avalon (or any other non-Chinese producer) will not be able to capture the full impact of the export tax and elimination of VAT refund in its product pricing. Due to increased processing costs outside China, and in order to be conservative, it is assumed that that Avalon will only benefit by 25% of these amounts for the LREOs, gadolinium, holmium, erbium, and lutetium, and by 50% for the rest. Based on these assumptions, Avalon then agrees with the Scott Wilson RPA (2010) calculated projected 2014 prices for the individual rare earth elements on an FOB China basis.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-82

Make REE Price Assumptions Beyond 2014

The prices for REE beyond 2014 have been assumed to hold constant at 2014 levels. Demand is expected to continue to grow and could be significantly higher if the adoption of one or more of the major technology applications flourish (e.g. hybrid vehicles, wind turbines, etc.). On the supply side, it is difficult to predict if other non-Chinese producers will come on-line. There is not enough information available to be able to make an accurate forecast. Accordingly, Scott Wilson RPA chose to hold prices constant from 2015 onwards and Avalon agrees with this decision. Table 18-23 shows a comparison between current Chinese REO prices and Chinese FOB prices for 2014.

Table 18-23  2010 Versus 2014 FOB Prices for REO
Avalon Rare Metals Inc. – Thor Lake Project

	FOB China*
Rare Earth Oxide	July 21, 2010 AM and MP prices (US$/kg)	China Prices 2014 FOB (US$/kg)	Percent Change
La2O3	$8.23	$4.06	-50.64%
Ce2O3	$6.78	$2.08	-69.33%
Pr2O3	$37.15	$43.87	18.08%
Nd2O3	$38.25	$46.06	20.43%
Sm2O3	$3.93	$5.58	42.02%
Eu2O3	$544.00	$1,086.10	99.65%
Gd2O3	$10.35	$13.70	32.41%
Tb4O7	$538.50	$1,166.09	116.54%
Dy2O3	$275.50	$254.59	-7.59%
Ho2O3	-	$66.35	-
Er2O3	-	$48.92	-
Lu2O3	-	$522.83	-
Y2O3	$11.50	$23.22	101.92%

* Prices represent the midpoint of the AM and MP ranges averaged together with the exception of Gd Oxide an Y Oxide which are not reported by Asian Metal and represent only the Metal Pages prices

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-83

Determine Prices for Avalon’s Product

Metallurgical tests have shown that the rare earth elements can be precipitated as a bulk oxide concentrate. This product requires further processing to match the pricing basis of separated, 99% pure REOs. Pay factors for individual REOs contained in a mixed concentrate are highly variable and dependent largely on supply and demand at the time of separation, and sales contracts for the particular separator involved. Scott Wilson RPA reviewed Avalon’s assumptions for the various pay factors for the HREOs and LREOs and determined that they were reasonable and consistent with current industry norms in China. Further, Scott Wilson RPA (2010) suggested that there was no reason to believe there will be significant changes to the factors in the future.

A final price for Avalon’s proposed rare earth oxide product is then determined by multiplying the average concentration of the individual rare earth oxides in the rare earth carbonate concentrate by the individual rare earth oxide prices and the payable factors as detailed above. This results in an average price for the rare earth carbonate product in 2014 of US$21.94/kg. This price has been used in preparing the financial analysis detailed in the report.

Avalon understands that separation of the REE into multiple fractions will attract higher prices. However, at this time it is not possible to estimate this increase, as no data is available on the differential between unseparated and partially separated REE. Consequently, for the purposes of the pre-feasibility study, the base case has been a single REO concentrate. Research into the pricing of separated REE is also recommended to determine the factors suitable for two products and three product situations, which are assumed to attract higher factors.

NIOBIUM

Niobium Market

Niobium is a refractory metal closely associated with tantalum. Niobium is produced as a primary concentrate from pyrochlore ore, and as a co-product in the production of tantalum concentrates. Niobium finds its primary uses as an alloying agent in the production of high strength low alloy steels (HSLA), in selected aerospace alloys and in stainless steels. In these applications, the primary product form is as FeNb, TiNb and ZrNb. FeNb has a typical analysis of 66% Nb. FeNb and related alloy products account for over 90% of total niobium consumption.

Niobium is also used in electronic and optical applications, in superconducting magnets, fine ceramics, and as a corrosion resistant metal for chemical process equipment. Niobium for these applications is consumed in the form of niobium powder as Nb2O5, as pure niobium metal and as niobium salts, primarily as the potassium salt K2NbF7 or its derivatives.

Reported world production of niobium is detailed in Table 18-24:

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Page 18-84

Table 18-24  World Niobium Production
Avalon Rare Metals Inc. – Thor Lake Project

Origin	2004	2005	2006	2007	2008	CAGR %
Mineral Production (tonnes contained Nb)
Brazil	23,779	39,162	48,129	57,267	58,000	19.5
Canada	3,559	3,710	4,157	4,337	4,383	4.25
Other	262	228	514	396	517	14.56
Total	27,600	43,100	52,800	62,000	62,900	17.9
FeNb Production (tonnes contained Nb)
Brazil	25,169	38,819	41,566	52,442	52,500	15.84
Canada	3,559	3,710	4,157	4,337	4,385	4.25
Other	72	71	77	121	115	9.81
Total	28,800	42,600	45,800	56,900	57,000	14.63
FeNb as% all Nb Production	104.3	98.8	86.7	91.8	90.6
Source: USGS, Niobium, 2008

The rapid increase in niobium production (and consumption) is attributed to very significant increases in world steel production and a change in the mix of steel production to higher performance grades requiring niobium addition.

Niobium Supply

The niobium production industry is closely controlled with three producers essentially holding a monopoly position. All three companies are primary producers of niobium concentrates for internal consumption. The dominant producer is Comphania Brasileira de Metalurgia e Mineração (CBMM) in Brazil. CBBM is a fully integrated producer and the only company producing all forms of niobium. CBBM holds an approximate 70% share of the world market for FeNb products and a significant share of the world market for pure niobium, NiNb and TiNb and other specialty alloys, niobium chemicals and niobium powder

The other major primary producers of niobium are Mineração Catalão de Goias S.A. (Catalão) in Brazil and Niobec in Canada. These latter two companies control about 20% of the total niobium market and share the FeNb market approximately equally with about 15% market share each. Together with CBBM, they control essentially 100% of the FeNb market. CBBM, Catalão and Niobec are fully integrated producers sourcing their niobium feedstock from pyrochlore ore. Mineração Taboca, also in Brazil, produces a mixed FeNbTa alloy which is subsequently processed by others to produce separate niobium and tantalum products.

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The balance of niobium supply is comprised of producers primarily focused on specialty niobium products such as NiNb, TiNb, and ZrNb alloys and pure niobium. The three largest of these are Cabot Corporation in the United States, H.C. Starck in Germany, and Wah Chang in the United States. These companies are not backward integrated to production of niobium concentrate and rely on Ta-Nb concentrates and Nb k-salt as their sources of niobium.

As demand for niobium grows steadily, the major producers will tend to increase production to follow suit.  The major producers have sufficient capacity to meet increased demand and no shortage of niobium is anticipated.

Niobium Pricing

The primary sources of information for niobium pricing are a Roskill report on niobium, NI 43-101 reports by niobium exploration and mining companies, and USGS commodity data.

Roskill states that there are “few published prices for niobium containing minerals and products”. Furthermore “most time series published in the past have been discontinued”. Here are, however a few sources of modern, recent prices. These are Asian Metals, which has commenced publishing Nb2O5 (niobium pentoxide) prices since June 2009; and the limited indications given by companies that are involved in niobium exploration or production. The USGS does not give appropriate prices for Avalon to use. Also the USGS does not give any indication of anticipated changes in global demand.

Prices for FeNb have been historically stable.  CBBM has historically been the price setter and has set prices sufficient to provide the smaller producers a reasonable operating margin and thus ensure a competitive supply base to the steel industry. From 1990 until 2006 the average export price of Brazilian ferro-niobium remained within the range of US$12,500 – 13,500/t contained Nb.  There was an adjustment in 2007-2008 and prices increased and in some markets doubled. The increase in price for FeNb reflected the very strong price increases for other steel raw materials and for steel in the same period. Prices declined in 2009 along with the decline in the world steel industry, but not to the same extent, with current (2010) prices for FeNb being in the range of US$28 – $30/kg. It is anticipated that as the steel industry recovers, FeNb prices will gradually increase.

Scott Wilson RPA (2010) projected 2014 prices for niobium on the assumption that niobium prices will track world demand for steel, plus general trends in world inflation and Avalon agrees with this projection. Such a trend pattern would maintain the relative price stability relationship between steelmaking inputs and steel consumption and steel prices. The OECD predicts that world demand for steel will increase by 10.7% in 2010 and 5.3% in 2011.  Scott Wilson RPA assumed an average annual increase of 5% for the subsequent years.  For inflation, the IMF forecasts world inflation at 3.25% for 2010, 3.15% for 2011 and 3% for 2015.  Scott Wilson RPA adjusted these data to 3% per annum for the whole period.  The combined impact of the projected increase in demand for steel and world inflation when applied to the current (2010) price for FeNb of US$29/kg yields a projected price of US$45/kg for Nb in 2014. This is the price used in the financial analysis.

Technical Report 43-101 – March 13, 2011
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Page 18-86

ZIRCONIUM

Zirconium Market

Avalon will produce a hydrated zirconium dioxide (ZrO2) product at the hydrometallurgical plant for Thor Lake in either of two forms: zirconium oxychoride (ZrOCl2.8 H20), also referred to as ‘ZOC’ or zirconium basic sulphate (ZBS). ZOC and ZBS are used in a wide variety of end use applications, detailed in Figure 18-13.

Figure 18-13 ZOC and ZBC Applications

Source: TZMI

While the primary uses for zircon (zirconium silicate) are as an opacifying agent in ceramics and as a refractory material in metal casting, zircon is also converted into a wide variety of chemicals and to zirconium metal. In 2008, approximately 160,000 tonnes of zircon, representing about 18% of total zircon demand, was converted to approximately 96,000 tonnes (Zr equivalent) of zirconium chemicals and approximately 10,000 tonnes of zirconium metal.

Technical Report 43-101 – March 13, 2011
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Page 18-87

Demand for zircon in chemicals manufacture and zirconium metal production is projected to increase to approximately 250,000 tonnes out of a total zircon demand of approximately 1.4 million tonnes by 2012. Changes in end use demand patterns in recent years are illustrated in Figure 18-14.

Figure 18-14  Zircon Demand Patterns, 2000 to 2012

Source: TZMI

Industry growth is estimated at approximately 4.5% per annum. By 2015, demand for zirconium chemicals is projected to be approximately 150,000 tonnes, distributed as detailed in Figure 18-15.

Technical Report 43-101 – March 13, 2011
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Figure 18-15 Zirconium Chemical Demand – 2015

Source: TZMI

Particularly fast growing applications are anticipated to be advanced ceramics and catalysts at 13% per annum and ceramic pigments ate 8% per annum.

It is important to note that the production process has a very significant impact on the properties of the resultant ZrO2. Because of this, no two sources of raw material are the same and no two zirconia products are the same. ZrO2 products are therefore process dependent and application specific.

Zirconium Pricing

China is the dominant world supplier of zirconium chemicals and as a result sets world prices for the various zirconium chemical products. Historic Chinese export prices for ZrO2 (also including fused zirconia) are detailed in Table 18-25.

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Table 18-25 Historic Chinese Export Price for Zirconia
Avalon Rare Metals Inc. – Thor Lake Project

China Exports	2006	2007	2008	2009
Total US$/kg	4.18	5.08	4.27	4.67
Source: Z-Tech Zirconias, 2010

More definitive prices for specific zirconium chemicals are difficult to obtain. Published data from Asian Metals show zirconium oxychloride prices from 2007 to 2010 (Table 18-26).

Information earlier than 2007 was not available. ZOC contains minimum 36% zirconia, as defined by Asian Metals. No price data have been found for ZBS and it assumed that the pricing for ZOC and ZBS are the same.

The average price over the period January 2007 to January 2010, based on this analysis, was US$1,357 per tonne, with a very narrow range of fluctuation. Given the 36% zirconia minimum content, this can be converted to a price of US$3.77 per kg of contained ZrO2 equivalent.

Table 18-26 Prices for Zirconium Oxychloride, China (36% Min. Contained ZRO2)
Avalon Rare Metals Inc. – Thor Lake Project

Date	US$/t
23-Jan-07	$1,350.00
27-Feb-07	$1,350.00
22-Mar-07	$1,350.00
07-Aug-07	$1,380.00
24-Jun-09	$1,450.00
19-Aug-09	$1,400.00
16-Oct-09	$1,318.00
01-Dec-09	$1,303.00
13-Jan-10	$1,310.00
Average	$1,356.78
Source: Asian Metals

A comparative search for prices for zirconia provides the following export prices, FOB China (Table 18-27):

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Table 18-27 Zirconia Prices, FOB China
Avalon Rare Metals Inc. – Thor Lake Project

Date	Low US$/t	High US$/t	Basis
15-Jan-10	2,856	2,900	98% ZrO2
27-Aug-09	2,898	2,927	98% ZrO2
08-Oct-08	3,212	3,212	99% ZrO2
28-May-08	2,857	3,429	99% fused zirconia
02-Feb-08	3,424	4,932	99.5% fused zirconia
Average	3,049.40	3,480.00
Overall Average		3,264.70

These data show a fairly stable, though slightly declining, price with an average of US$3.26/kg ZrO2 from 2008-2010.

The most recent Roskill report on Zirconium (2007) is now somewhat dated. The Roskill report noted that zirconia pricing has been relatively stable for some considerable time, and the price compares fairly well with that derived from the other methods.

Based on the analysis detailed above, Scott Wilson RPA adopted a price of US$3.25 per kg of ZrO2 recovered in the Thor Lake hydrometallurgical process. Given the generally stable prices for zirconia and ZOC, Scott Wilson RPA applied an inflationary factor to establish a ZrO2 price in 2014 and has used the price of US$3.77/kg in the financial analysis. Avalon agrees with these conclusions of Scott Wilson RPA.

TANTALUM

Tantalum Market

The Avalon hydrometallurgical plant is expected to produce tantalum as tantalum oxide or as a potassium salt. Tantalum is a refractory metal closely associated with niobium. The primary use for tantalum is as the oxide, Ta2O5, for use in high performance capacitors for electronics. Tantalum also finds application in other electrical and electronic applications; as an alloying agent in the production of various high temperature superalloys; as a carbide in the production of cutting tools; and in the form of tantalum metal for chemical process equipment (Figure 18-16).

World tantalum demand in 2008 was estimated at approximately 6.1 million pounds contained Ta (Figure 18-17) and is projected to grow to approximately 7 million pounds by 2012 (Figure 18-18), assuming a 4% per annum compound growth rate.

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Figure 18-16 Tantalum Markets – 2007

Source: Talison Tantalum (Total Demand 2,000 t contained Ta)

Figure 18-17 Historic Tantalum Demand

Source: Talison Tantalum, 2008

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Figure 18-18 Forecast Tantalum Supply/Demand to 2012

Source: Talison Tantalum

As can be seen from Figure 18-18, new sources of supply will be required by 2012 at even very modest levels of demand growth.

Tantalum Pricing

Tantalum prices are established between buyer and seller on a negotiated basis and actual prices may vary considerably from published prices. Prices are influenced by the ability of a producer to provide a consistent source of supply with guaranteed analysis and proven ability to demonstrate socially responsible mining (a significant portion of current supply is derived from conflict sources). Contract prices for tantalum tend to be above the spot price.

The selling price of pure (99.5%) tantalum pentoxide has been published by Asian Metals since 2009, with an average of US$116/kg. Metal-Prices published a price for tantalite, on a contained pentoxide basis, that averages US$91.60/kg. As tantalite is in mineral form, it is assumed that the price for a tantalum chemical would be somewhere between the US$91.60 and US$116, or an average price of approximately US$104/kg. Given anticipated supply/demand trends for tantalum, Scott Wilson RPA has recommended that US$130/kg of contained Ta2O5 be used as the price for tantalum chemicals in 2014. Scott Wilson RPA (2010) regarded this price as a conservative estimate of future prices.

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Scott Wilson RPA did not have any independent estimates of future pricing of tantalum products. However, MDN-Crevier, the developer of the proposed Crevier niobium-tantalum mine in Quebec, have indicated that for the purposes of their prefeasibility study they are assuming US$150/kg for Ta2O5. This suggests considerable upside in the market, and it is recommended that:

•	Further investigation be completed in order to verify future price predictions.
•	Clearer definition be completed of the Thor Lake Ta products and
•	That the pricing of Ta intermediate products be investigated.

It is the conclusion of Avalon that the recommended estimates by Scott Wilson RPA for price prediction for tantalum should continue to be utilized at present.

MARKETING CONCLUSIONS

Scott Wilson RPA noted that the prices used in the PFS were higher than 2010 prices. The prices were based on independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014.  Unlike forecasts for more common metals, which tend to decline to a long-term value below current prices, the forecasts for the rare metals produced by the Project end up higher than current prices.  Since the Project schedules production commencing in 2014, Scott Wilson RPA was of the opinion that these long-term price forecasts were a reasonable basis for estimation of Mineral Reserves. Subsequent to the previous technical report (Scott Wilson, 2010) as noted above, prices of many rare earths have increased, and as a result, current prices in many cases are higher than those predicted for 2014.

CONTRACTS

At this time Avalon has not entered into any long term agreements for the provision of materials, supplies or labour for the Project.  Avalon has entered into an agreement with Deton Cho Corporation, a Yellowknives Dene First Nation participating in business for the construction of an airstrip at Thor Lake in the summer of 2010.  Avalon has worked with the local First Nation groups to date and plans to negotiate a Memorandum of Understanding with the local First Nation groups as part of the negotiation of Impact and Benefits Agreements.

The construction and operations will require negotiation and execution of a number of contracts for the supply of materials, services and supplies.

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ENVIRONMENTAL CONSIDERATIONS

Environmental baseline studies were completed for the Thor Lake site by Stantec Inc. in January 2010. Based on the baseline studies and the pre-feasibility study project plan EBA Engineering Consultants Ltd. have provided a list of potential effects and mitigation measures. Using EBA’s list of potential effects and mitigation measures, Avalon has since submitted a project description report to the Mackenzie Valley Environmental Impact Review Board to initiate the permitting process.

The observed baseline conditions, possible risks and mitigation measures are discussed below.

THOR LAKE

General Ecology

The TLP is located within the Great Slave Upland High Boreal (HB) Ecoregion, which is a subdivision of the more extensive Taiga Shield HB Ecoregion (Ecosystem Classification Group 2008). The landscape is dominated by subdued topography and fractured bedrock plains. Black spruce, jack pine, paper birch, and trembling aspen form discontinuous forested patches that are interspersed with exposed rock. Wetlands and peat plateaus commonly form around the margins of shallow lakes, as well as in wetter depressions and lowlands.

Lakes cover a substantial portion of the Ecoregion and several major rivers are also present, eventually draining into Great Slave Lake (Ecosystem Classification Group 2008). Lakes are characterized as transitional between those located within the former basin of Glacial Lake McConnell, which are more shallow and silty, and those occupying areas at higher elevations, which are deeper and more clear.

Hydrogeology

Hydrogeological tests were conducted by Stantec using multipurpose holes drilled by Avalon during 2008-2009. Five holes were installed as monitoring wells, and one hole was installed with a thermistor. Hydrogeological parameters studied include groundwater elevation, hydraulic conductivity, groundwater temperature, and hydrogeochemistry.

Groundwater elevation was observed to be 0.7 m to 4.5 m below ground surface in all the wells. A minimum thermistor reading of -0.75°C was recorded at 14 m below ground surface, which was the maximum depth of the string. Recovery tests yielded hydraulic conductivity estimates ranging from 6.06 x 10-8 m/s to 3.08 x 10-5 m/s, while packer tests yielded estimates from 1.66 x 10-6 m/s close to surface to 2.90 x 10-8 m/s at depth. Hydrogeochemical tests show that the dominant cations are sodium and magnesium, and the dominant anion is carbonate.

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Surface Hydrology

The Thor Lake drainage basin is characterized by numerous lakes, marshes and streams. The lakes vary in size and bathymetry. Connectivity between lakes is limited to small streams. Lake level and stream flow measurements were made during 2008 and 2009 for the Murky, Thor and Fred lakes. Lake levels decreased in the summer, and rose moderately in September due to increased rainfall. Recorded stream flows in 2009 averaged less than 0.1 m3/s for the Murky Lake outlet, less than 0.2 m3/s for the Fred lake outlet and less than 0.3 m3/s for the Thor Lake outlet. A reverse in flow between Thor and Long lakes was observed by Stantec.

EBA identifies potential effects to surface hydrology and suggests some mitigation measures. Effects include reduction in discharge from Thor Lake, and increased spring time flow through Drizzle and Murky lakes. Mitigation measures include compliance with MVLWB terms and conditions, and recycling of water.

Fisheries and Aquatics

Baseline studies included investigation of water quality, aquatic ecology, and fisheries values in nine watercourses and 25 lakes that will be directly or indirectly affected by project development. Water samples collected at 23 lakes indicate that the mean pH ranges from 7.07 to 8.62, with a large range of conductivity and hardness, and low nutrient levels. Sediment characteristic varied across the study area, though generally showed high phosphorus, organic carbon and nitrogen content. Iron, arsenic, silver, nickel and copper concentrations in sediments were found to be higher than CCME guidelines.

Fisheries studies were conducted in 19 lakes, of which 11 were considered fish-bearing. The most common species found were the northern pike, lake whitefish, lake cisco, slimy sculpin, and ninespine stickleback, all of which were present in Thor, Long, Elbow, A and Redemption lakes. Catch per unit effort was calculated for the five species of fish. Fish health assessments included length, weight, examination for parasites, analyses for mercury, metals and rare earth elements. Parasite frequency was found to be low among large-bodied species, and highest in lake whitefish.

EBA identifies potential effects to fish habitat and suggests some mitigation measures. Effects include changes in flow patterns and lake levels as a result of the water consumption and loss of fish habitat due to the construction of the tailings management facility and barge-dock system. Mitigation measures include recycling of water, construction of a seasonal pipeline from Drizzle Lake to Thor Lake to supplement winter water levels in thor Lake, and to reduce high storm event discharges, the adherence to Best Management Practices and compliance with permit terms.

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Surficial Geology

The landscape of the project area shows evidence of glacial and post-glacial activity (Stantec 2010). Large parts of the area consist of bedrock outcrops, while the remainder is consists of discontinuous veneers and blankets of till and organic matter overlying bedrock, and lakes and streams. Soils consist of post-glacial and glaciofluvial deposits. A majority of the soils are mineral in nature. A total of eight soil types were identified and mapped. The active layer varies between 40 and 200 cm in thickness.

Ecosystems

The regional study area was defined as a region of 15 km radius around the Thor Lake site, while the detailed ecosystem mapping was conducted around a local study area of 1,780 ha around the site. Mapping was carried out using remote sensing and field programs. The results show that the regional study area is composed of 11,200 ha of coniferous forest ecosystems, 4,527 ha of treed fern ecosystems, 8,761 ha of wetlands, and 5,693 ha of deciduous dominated or mixed forest types. One hundred and forty seven plant species including mosses and lichens were documented in the survey of the study area. One rare plant Polypodium virginianum was identified 100 to 150 m from the eastern shore of long lake.

The project area is inhabited by birds, mammals, insects, amphibians and one species of reptile. Fifteen species of wildlife were chosen as key indicators based on conservation status, occurrence, sustenance value, socio-economic value and ecological value. They included four species of mammal and eleven species of bird.

EBA identifies potential effects to fish habitat and suggests some mitigation measures. Potential effects include degradation or loss of habitat, alteration of soil and permafrost conditions, changes to ecosystem composition due to emissions of dust, nitrogen oxide and sulphur oxide. Mitigation measures include minimization of project footprint area, compliance with MVLWB terms, implementation of erosion control, use of dust suppressants, utilization of low-sulphur diesel, and a co-operative approach involving First Nations and wildlife regulators.

Seismic Evaluation

Knight Piésold of North Bay, Ontario was retained by Avalon to perform tailings and water management designs for the pre-feasibility study. As a part of the study they performed a seismic evaluation of the Thor Lake and Pine Point sites. The following information is taken from Knight Piésold’s report.

The central region of the Northwest Territories where the project is located is historically a quiet earthquake zone; only a few minor seismic events (magnitude of four or below) have happened in the area between 1627 and 2007.  Major historic seismic events (magnitude as high as seven) have occurred more frequently along the west border of the province, adjacent to the east side of the Yukon Territory, during the period of record.

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Seismic hazard for the TLP has been examined using the probabilistic calculations as per the 2005 National Building Codes (NBC) for the site area released by Natural Resources Canada.

Seismic hazard is quantified using spectral acceleration, which is the amount of ground motion for sustained shaking energy at a particular period.  Spectral acceleration at periods of 0.2, 0.5, 1.0 and 2.0 seconds (equivalent to frequencies of 5, 2, 1, and 0.5 Hertz) are used to fully quantify seismic hazard as Uniform Hazard Spectra (UHS).  Although spectral acceleration is considered a better measure of potential damage than the peak measures used by the 1995 code, the peak ground acceleration is still used for foundation design.

Ground motion probability is expressed in terms of probable exceedance of a given horizontal acceleration or velocity over a particular time span.  The probability used in the 2005 NBC is 0.000404 per year.  This corresponds to an event with a return period of one in 2,500 years, or a 2% chance of an earthquake causing horizontal ground motion greater than the given expected value over a 50-year period.

The conditions at site are believed to generally consist of relatively shallow deposits of sandy till (generally <10 m) and outcropping bedrock.  In the absence of site specific investigation data, “Class C” (very dense soil and soft bedrock) is judged to be an appropriate worst case classification.  Based on the Class C assumption and the 2005 NBC probabilistic calculations, the Thor Lake site has a peak ground acceleration of 0.059 g (50th percentile) for a 1 in 2,500 year earthquake event, which is a relatively low value.  All parameters are expressed as a fraction of gravity.

Rock Characterisation

SGS Minerals Services of Peterborough, Ontario, was contracted by Avalon to complete environmental characterisation of ore, concentrate, tailings and waste rock from the Nechalacho Rare Earth Element project located at Thor Lake in the Northwest Territories. Environmental tests were conducted on ore composites, concentrates and tailings from the locked cycle test flotation project (SGS Project Reference No. 12180-001), a concentrate sample supplied by the hydrometallurgical group (SGS Project Reference No. 11806-005) and waste rock and ore samples from the SAG design program that were shipped to SGS facilities by Avalon. The purpose of the environmental test program was to assess the geochemical, acid rock drainage (ARD), contaminant release potential, radioactivity, and geotechnical characteristics of the Avalon products.

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Semi-quantitative X-ray diffraction (XRD) analyses determined that the Nechalacho samples tested were predominantly comprised of silicates with minor to moderate amounts of oxides/hydroxides. Albite, microcline and quartz were identified as the dominant silicate minerals, while magnetite and hematite were identified as the dominant oxide minerals. Moderate to trace amounts of carbonate minerals were also documented.

Due to the sample matrix and high levels of rare earth elements (REE), semi-quantitative XRD analyses could not be completed on the concentrates. Qualitative XRD results for the concentrate samples did, however, indicate that the concentrates were also comprised predominately of silicates and oxides. The Qemscan results demonstrate that 56% of the concentrate sample comprises rare earth minerals and zircon, 31% of the sample is silicates, almost 9% carbonates and only 0.7% sulphides.

Leach tests were performed on the ore, concentrate, tailings and waste rock. Shake flask extraction leachates showed that waste rock was alkaline, while acid base accounting tests showed that the ore and concentrate were potentially acid neutralising, with generally low sulphur and higher carbonate neutralising potential. Most tests reported pH values and other parameters within World Bank limits with the exception of total suspended solids in the fresh tailings solution.

Settling tests on the tailings samples concluded that the suspended solids would settle out of the slurry fairly quickly. In the lab, solids settled out of the slurry in two to two and a half hours, reaching terminal density shortly thereafter. Tests also concluded that drainage would improve the rate of settling of solids.

The radionuclide analysis of the Nechalacho solids typically reported increased levels of radionuclides in the concentrate samples in comparison to the ore composites, while tailings reported lower levels than the ore samples.

Regulations governing radioactivity include:

•	Transportation of Dangerous Goods Regulations (TDGR), with limit of 70 Bq/g;
•	Health Canada Regulations on Naturally Occurring Radioactive Material (NORM);
•	Northwest Territories Mine Health and Safety Act and Regulations which require control on worker exposures where radon decay product levels exceed 0.4 WLM/y (Working Level Months per year); and
•	Canadian Nuclear Safety Commission if uranium and/or thorium materials are produced.

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Thor Lake has uranium levels that are higher than average naturally occurring granite but are below levels typically experienced in other rare earth deposits.  The thorium levels in the Nechalacho deposit are anomalous, but given the lower radioactivity equivalency of thorium relative to uranium, the overall effect of typical Nechalacho mineralization as a rock mass is predicted to be very low. The rare earth concentration process planned at the Flotation Plant will concentrate the rare earths including the low levels of thorium in the rock minerals.  The overall radiation level is expected to be below Canadian Transportation of Dangerous Goods regulations and will not require special handling as dangerous goods.

Reclamation

Reclamation and closure of all the Nechalacho Mine and Flotation Plant facilities will be conducted in accordance with the terms and conditions of the future MVLWB Land Use Permit and Water Licence, the “Mine Site Reclamation Policy for the Northwest Territories” and the “Mine Site Reclamation Guidelines for the Northwest Territories and Nunavut” (INAC, 2007).

Reclamation and closure will be based on the following general objectives:

•	Reclamation goals and objectives will be considered during design and planning of construction and operations;
•	Progressive reclamation will be implemented where possible;
•	Upon cessation of operations, the areas will be decommissioned and rehabilitated to allow for future land use as guided by the federal and territorial regulatory agencies; and
•	Reclamation and closure will ensure that long-term physical and chemical stability is provided.

The initial reclamation and closure plan prepared for the Nechalacho Mine and Flotation Plant site will be a living document that will be updated throughout the Project’s life to reflect changing conditions and the input of the applicable federal and territorial regulatory agencies.

The primary reclamation activities will involve the removal of surface facilities and infrastructure, the re-contouring and scarification of the footprint area, the application of stockpiled organics, and re-vegetation to the extent possible.

Specifically for the tailings management facility, the main objective of the closure and reclamation initiatives will be to transform the tailings management facility area to its pre-mining usage and capability to the greatest degree possible.  Closure and reclamation strategies will focus on stabilizing and covering the exposed tailing surfaces and re-establishing surface flow patterns, while ensuring that acceptable downstream water quality is maintained. Specific reclamation activities pertaining to the tailings management facility area will include the following:

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•	The downstream face of the embankments will be reclaimed as the final downstream slope is constructed. Progressive reclamation will be implemented to the greatest degree possible;
•	The exposed tailings surface will be capped with stockpiled organics and re-vegetated;
•	Surface runoff control channels and permanent spillways will be constructed as required to provide sustainable surface runoff conditions; and
•	Infrastructure not required beyond Mine closure will be dismantled and removed.

The tailings management facility will be designed and reclaimed to maintain long-term physical and geochemical stability, protect the downstream environment and effectively manage surface water.  A post-closure monitoring program will include an annual inspection of the tailings management facility for a prescribed period to confirm the completed closure measures are meeting permit and licence conditions.

PINE POINT

The hydrometallurgical processing plant is proposed to be located at the existing brownfields site of the former Pine Point Mine. Pursuing this strategy presents a number of significant environmental and operational benefits for the overall project.  In particular, the former Pine Point Mine site is considered to be an ideal location for the siting of a Hydrometallurgical Processing Plant.  The area is a very large brownfields site, having been reclaimed by industry and government since closure of the mine in 1987.   Reclamation of the minesite included the complete removal of the mill and the re-establishment of drainage.

The Pine Point environmental conditions are summarized by EBA based on various sources, and studies done by EBA in 2005 and 2006.

General Ecology

The area of interest is located in the Great Slave Lowlands Mid-Boreal Ecoregion of the Taiga Plains Ecozone (Ecosystem Classification Group 2007).

Nearly level lacustrine and alluvial deposits with a mosaic of sedge wetlands and grass meadows, diverse forests and wetlands typify the Slave Lowland MB Ecoregion. The vegetation of this Ecoregion is characterized by medium to tall, closed stands of jack pine and trembling aspen.  White spruce and black spruce dominate later successional stands.  Poorly drained fens and bogs in this region are covered with low, open stands of larch), black spruce and ericaceous shrubs.

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Moose, woodland caribou and occasionally wood bison are the main ungulates found in the area of interest, although none are considered common. As confirmed by Traditional Knowledge interviews conducted for the nearby Tamerlane Pilot Project (Tamerlane 2006a, b), hunting and trapping activities occur throughout this area. The bird life present is typical of the boreal forest, and the south shore of Great Slave Lake is considered to be an important concentration site for birds during their annual migrations.

Surface Hydrology

The area of interest is flat to gently sloping and a considerable portion of the area is covered by poorly drained muskeg ranging up to 3 m deep. The area also contains several generally east-west low ridges, which are considered to have been formed by old lake-level beaches.  Extensive wetland areas and small lakes are located in the area.  No streams are present in the proposed haul road alignment.

Great Slave Lake is the final receptor of all surface water draining from the area of interest. Historic data available on lake levels at the Water Survey of Canada recording station at Hay River (Station 0708002) indicate that the mean lake level has been 156.7 metres above sea level (masl) with normal seasonal variations between 156.6 and 156.9 masl and extreme variations recorded of 157.3 and 156.2. Highest water levels typically occur in mid-summer (Beak 1980).

Soils

The general area is described in the Soils of the Slave River Lowland as low-lying flat land with numerous lakes and abandoned stream channels.  The soil climate is subarctic (humid) with some discontinuous permafrost.  In much of the area, soil development has been influenced by the presence of water for much of the year.  The dominant soils are Humic Gleysols and Regosols (Day 1972, as cited in EBA 2005a).  There is little relief, and changes in vegetation communities are not followed with a characteristic change in surface elevation, but rather, a change in the depth to mineral soil (EBA 2005a).

The soils in the study area are primarily Eluviated Eutric Brunisols in upland areas and Terric Organics and Gleysols in lowland areas.  Cumulo Organics were encountered; most likely a result of the formation and flooding regimes of Glacial Lake McConnell.  The cumulo layers are remnants of past glaciation.  These soils will become Terric and Typic organics with the passage of time.  Mineral soils vary in texture from gravel to clay.  Sand is most common (EBA 2005a).

Discontinuous permafrost has been reported in some localized areas within the overburden, but is not common and is unlikely to occur in the area of interest due to its proximity to Great Slave Lake.

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Vegetation

Vegetation mapping of the general Pine Point area was first undertaken in 1977 by BC Research using black and white aerial photographs and fieldwork.  Mapping of the area was carried out again using aerial photographs taken in June 1979 by Beak Consultants Ltd. The plant communities identified from these studies were: jack pine, aspen, mixed jack pine/black spruce, white spruce, black spruce, shrub, fen, muskeg and burn, for a total of nine distinct types.

In September 2005, EBA collected new baseline vegetation and ecosystem data for the proposed Tamerlane Pilot Project Regional Study area located immediately to the west of the current area of interest.

Eight naturally vegetated ecosystem units were classified within the Pine Point Regional Study Area. The most common ecosystem was the upland, Labrador Tea – Mesic ecosite (28.3%).  The Shrubby and Treed fens, characteristic of lowland landforms, were second and third in area (24.6 % and 24.3%) (EBA 2005a).

Based on the information reported in EBA 2005a and our understanding that the area of interest to the north of the former Pine Point Mine consists primarily of lowland landforms draining towards Great Slave Lake, wetland ecosystems dominate the land in this area.

The main wetland ecosystems present in the area of interest include Graminoid, Shrubby and Treed Fen ecosites.  The fens are generally restricted to areas of poorly drained organic soils.  Soils tend to be rich in nutrients.  Stand composition in the region varies due to the fire regime.  Early successional stands are dominated by an open canopy of bog birch, while mature stands have a closed canopy of black spruce and larch.

The limited upland landforms in the area of interest include Bearberry Pj, Canada Buffalo – Green Alder, Labrador Tea – Mesic, and Labrador Tea – Subhygric ecosites.  They are dominated by jack pine, aspen and paper birch in seral communities, and black and white spruce in climax communities.  Immediately after fire, the communities are dominated by fast growing deciduous seral species such as paper birch and alder (Alnus species).  The slower growing jack pine becomes the dominant species a few years after fire.

To confirm that the vegetation cover present in the area of interest is as described herein, it is recommended that an appropriate field study be undertaken during the early summer of 2010. This study could be undertaken in conjunction with an equally necessary wildlife and wildlife habitat study.

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Wildlife

Early science-based wildlife studies of the Pine Point area were first conducted during the period 1976 to 1980 by BC Research to evaluate the environmental consequences of Cominco’s mining operation at Pine Point (BC Research 1983).  More recent wildlife studies of the Tamerlane Regional Study Area (RSA) were carried out by EBA in September 2005 and during the spring, summer and fall of 2006 (EBA 2006a, 2006b). Based upon wildlife surveys, interviews and published information, EBA estimates that the Pine Point area is inhabited by 40 species of mammals, 201 species of birds and four species of amphibians. Major mammal species include the snowshoe hare, red squirrel, American beaver, common porcupine, coyote, gray wolf, black bear, ermine (stoat), mink, lynx, woodland caribou, moose, and the wood bison. Ten of the most common bird species include the American robin, tundra swans, white-winged scoter, gray jay, common raven, spruce grouse, and the bohemian waxwings.

Potential Effects, Management and Mitigation

EBA suggests that the implementation of the following measures will minimize the impact of Avalon’s operations at Pine Point on the surrounding area and help Avalon meet the requirements of the MVLWB:

•	Utilization of the existing power grid at Pine Point to reduce the need for diesel power generation at the Nechalacho Mine and Flotation Plant site.
•	Full compliance with MVLWB Land Use Permit and Water Licence terms and conditions.
•	Conformance with the Guidelines for Ambient Air Quality Standards in the NWT.
•	Use of low sulphur diesel fuel and regular equipment and engine maintenance.
•	Use of high quality, low sulphur coal to generate high heat fuel for the Hydrometallurgical Plant boilers.
•	Application of clean coal technologies, stack testing and air quality monitoring to ensure that federal and territorial ambient air quality objectives are met.
•	Conformance with GNWT Guideline for Dust suppression through the application of dust suppressants - e.g. water or approved dust suppressant products.
•	Secure containment of rare metals products during transportation to the Hay River railhead.
•	Disposal of all hazardous wastes in an approved manner.
•	Development on rare ecosystem types will be avoided (none are anticipated to be present within the Hydrometallurgical Plant components of the overall Project footprint).
•	Re-contouring, scarification, and reseeding of the haul road surface during future closure and reclamation of the road will be carried out, if warranted.
•
The seasonal barging dock will be designed and constructed to meet the requirements of Transport Canada and conditions of the NWPA approval to be issued pursuant to the Navigable Waters Protection Act.

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•	Conformance with a DFO Authorization or Letters of Advice to avoid the harmful alteration, disruption, or destruction (HADD) of fish habitat due to seasonal dock installation.

RECLAMATION

Consistent with the approach to reclamation of the other Thor Lake Project site facilities, the facilities to be located at the former Pine Point Mine site will be conducted in accordance with the terms and conditions of the future MVLWB Land Use Permit and Water Licence, the “Mine Site Reclamation Policy for the Northwest Territories” and the “Mine Site Reclamation Guidelines for the Northwest Territories and Nunavut” (INAC 2007).

Reclamation and closure will be based on the following general objectives:

•	Reclamation goals and objectives will be considered during design and planning of construction and operations.
•	Progressive reclamation will be implemented where possible.
•	Upon cessation of operations, the areas will be decommissioned and rehabilitated to allow for future land use as guided by the federal and territorial regulatory agencies.
•	Reclamation and closure will ensure that long-term physical and chemical stability is provided.

The primary Project reclamation activities at Pine Point will involve the removal of surface facilities and infrastructure, the re-contouring and scarification of the Project footprint area, and where appropriate, the application of stockpiled organics, and re-vegetation to the extent possible.

The Pine Point site has been previously reclaimed by industry and government since closure of the mine in 1987. As a result, it is anticipated that closure and reclamation activities associated with the main  facilities to be located at the former Pine Point Mine site (Hydrometallurgical Processing Plant and tailings containment area), will be limited to those associated with returning these areas to the previously existing brownfields condition.

PERMITTING

The construction and operation of the TLP (all components) will require a Type A Water Licence for all water uses, and a Type A Land Use Permit.  The Mackenzie Valley Land and Water Board (MVLWB) is the regulatory body responsible for permit issuances under the authority of the Mackenzie Valley Resource Management Act, the Mackenzie Valley Land Use Regulations, and the Northwest Water Regulations.

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Other environmental permits/approvals anticipated to be required for the TLP include:

•	A Navigable Waters Protection Act (NWPA) approval for the seasonal docking facilities; and
•	A Section 35.(2) Fisheries Authorization or Letters of Advice from the Department of Fisheries and Oceans (DFO) under the federal Fisheries Act.

RECLAMATION AND CLOSURE

A closure plan will be developed for the project.  The closure plan will be developed using the guidelines noted above.  EBA prepared a closure cost estimate for the operation as shown in Table 18-28.

For the purposes of the project cash flow Scott Wilson RPA deducted C$2.25 million recognizing the salvage value that will be realized from some of the infrastructure and buildings as they are removed from the site.

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Table 18-28 Closure Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

Component	Cost (C$ Millions)
Nechalacho Mine and Flotation Plant
Tailings Pond and Associated Infrastructure
Capping	2.0
Re-contouring	0.5
Re-vegetation	0.3

Infrastructure Removal
Buildings	2.0
Roads	0.5
Fuel Storage	1.0
Airstrip	0.5

Adits/Underground	0.2
Waste Rock	0.2
Hazmat	0.2
Contractors	0.5
Project Management	0.2
Nechalacho Mine and Flotation Plant Total	8.1

Hydrometallurgical Plant
Tailings Pond Capping	0.5
Infrastructure Removal	1.0
Hazmat	0.2
Contractors	0.3
Project Management	0.2
Hydrometallurgical Plant Total	2.2

Long-term Monitoring (5 years @ C$150K/yr)	0.75
Infrastructure value offset	-2.25
Subtotal	8.80
Contingency (25%)	2.2
Reclamation Estimate Total	11.00

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TAXES

The NWT diesel tax has been included in the operating and capital cost estimates.  The NWT 2% payroll tax has been applied as 1.8% of the gross payroll for the capital and operating phases of the project.  The payroll tax is applicable to all wages and bonuses but is not applied to pension contributions and certain benefits.

There is a NWT mining royalty payable on the “value” of mineral production in the NWT.  The royalty is based upon the operating cash flow less a development allowance, depreciation and a processing allowance.  The value of output thus calculated is subject to a royalty of the lesser of 13% of the value or the sum as shown in Table 18-29.

Table 18-29 NWT Mining Royalty
Avalon Rare Metals Inc. – Thor Lake Project

Range	Rate (%)
On the first $10,000	0
In excess of $10,000 but less than $5,000,000	5
In excess of $5,000,000 but less than $10,000,000	6
In excess of $10,000,000 but less than $15,000,000	7
In excess of $15,000,000 but less than $20,000,000	8
In excess of $20,000,000 but less than $25,000,000	9
In excess of $25,000,000 but less than $30,000,000	10
In excess of $30,000,000 but less than $35,000,000	11
In excess of $35,000,000 but less than $40,000,000	12
In excess of $40,000,000 but less than $45,000,000	13
In excess of $45,000,000	14

The project income will be subject to federal and NWT income tax.  The federal income tax rate is 15% and the NWT tax rate is 11.5%.

CAPITAL COST ESTIMATE

A capital cost estimate has been compiled for all phases of the project. The estimate was compiled from work by Melis (mill costs and hydrometallurgical plant costs) and Scott Wilson RPA.  The capital estimate in Table 18-30 covers the life of the project and includes: initial capital costs; expansion capital costs; and, C$39 million in recovery of capital invested in initial fills for reagents, fuel and cement and in spare parts.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-108

Table 18-30 Capital Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

C$ '000
Mine	54,445
Concentrator	137,344
Surface Infrastructure	36,069
Hydrometallurgical Facility	313,102
First Fills and Containers	48,414
Indirect Costs	80,657
Sustaining Capital	73,000
Reclamation	11,000
Royalty Buy Out	1,200
Contingency	144,502
Total Capital Costs	899,733

Working capital costs related to the time between the shipment from the site and the receipt of payment for the products is not included in the capital estimate in Table 18-30 but is included in the project cash flow.

Capital Cost Exclusions

The capital costs do not include:

•	Costs to obtain permits
•	Costs for feasibility study
•	GST/HST
•	Corporate administration costs in Delta and Toronto
•	Exploration activities
•	Salvage value of assets
•	Severance cost for employees at the cessation of operations

CAPITAL COST ESTIMATE DETAILS

Underground Capital Cost Estimate

Mine equipment costs shown in Table 18-31, are based upon recent budget quotations and estimates from public sources.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-109

Table 18-31 Mine Capital Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

C$ '000
UG Equipment	17,385
UG Development	24,314
UG Services	18,745
Recovery of Stores (cement)	(6,000)
Total	54,445

The mine equipment will be purchased through the preproduction period with the equipment to be used for the mine development with contract operators and subsequently to be used by company personnel for operations.

The long hole drill while included in the total is not purchased until after the start of operations as the early production will all come from drifting in ore, slashing to width and benching or breasting as appropriate.

Capital mine development will be undertaken by contractors using mobile equipment provided by Avalon.  The mining equipment will be operated and maintained by the contractor while being used by the contractor.  Avalon will provide supplies, explosives, fuel, power, and camp accommodations.

Stope production is not included in the capital development period as capital development is planned to be stopped at the stope entrance.

Scott Wilson RPA used the mine contracting labour and maintenance costs as presented by TMCC and then deleted the equipment ownership costs as the equipment will be purchased by Avalon.  Scott Wilson RPA estimated the materials and supplies for the development based on cost estimates for the various items and supplies required for development.  Material freight costs are included in the annual barge lift costs.

Raise development costs for the ventilation raise and the ore pass were based upon the use of an Alimak raise climber and the costs were based on an estimate from TMCC.  The estimated raising cost was C$2,200 for a 3 m by 3 m raise and C$3,000 per metre for a 4 m by 4 m raise plus set up and tear down costs of C$41,000 per raise and C$64,000 for mobilization and demobilization.

Underground services include the mine power and ventilation systems as well as a paste backfill distribution system when the mine is expanded to 2,000 tpd.  The underground crusher excavations are included in the mine development costs but the purchase and installation of the crusher and ore conveyor are included in the mill capital cost estimate.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-110

Concentrator

Concentrator capital costs were taken from the estimate by Melis based upon the costs factored against installed equipment cost.  For presentation the fuel use during construction was deducted and moved into the “indirect” category and the contingency was deducted and added into the overall contingency for the project.  Capital spares were also deducted and moved to a different category.  A 1.8% adjustment was added to the loaded labour costs reflecting the NWT 2% payroll tax burden applicable to payroll and bonuses.  A summary of the capital cost estimate is shown in Table 18-32.

Table 18-32 Concentrator Capital Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

C$ '000
Mill (TLP)	128,251
Tailings Facility (TLP)	9,093
Total	137,344

The Thor Lake tailings facility design was completed by Knight Piésold who provided the material quantities for the tailings area.  Scott Wilson RPA has provided the unit cost estimates for the work to generate the cost estimate.  The tailings facility will be constructed in two separate phases with the second phase of construction required when the operation is expanded.

Surface Infrastructure and Equipment

A surface equipment fleet has been developed for the TLP and is shown in Table 18-33.  The surface equipment has been estimated as a mixture of new and used equipment.  Equipment such as the grader and cranes, which will not see extensive heavy service, will be purchased used and are expected to be able to meet the operation’s requirements.  Wherever possible the use of good used equipment for this support fleet would be evaluated and used in place of new units.  In the case of the container forklifts, new units are proposed as these units are critical to the fast turnaround of the barges and regular movement of concentrate containers.

This infrastructure includes all of the roads, yards, airstrip, camp, power and supplies storage needs for TLP including the materials handling requirements at Great Slave Lake.  The camp has been estimated on the basis of a new camp and the power supply system is a new modular system designed by Finning and based on the Caterpillar 3516HD diesel generators.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-111

Table 18-33 Surface Infrastructure Capital Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

C$ '000
Surface Equipment	9,597
Infrastructure	26,472
Total	36,069

Hydrometallurgical Plant

The hydrometallurgical plant capital estimate has been prepared by Melis.  The plant cost was based on the use of new equipment and the initial plant capacity is generally suitable for the expanded production case as the equipment and processes are not amenable to the use of parallel streams for the expanded case.

An acid plant will be built at the site and the cost estimate for the acid plant is based on a quotation by a suphuric acid plant supplier. A capital estimate summary for the Pine Point site is shown in Table 18-34.

The Pine Point tailings facility design was completed by Knight Piésold who provided the material quantities for the tailings area.  Scott Wilson RPA provided the unit cost estimates to generate a cost estimate for the facility.  The Pine Point tailings facility is planned to be constructed in two phases to reduce the initial capital outlay.  Phase 1 of the construction is required for the commencement of operations

Table 18-34 Hydrometallurgical Plant Capital Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

C$ '000
Hydrometallurgical Plant	194,392
Surface Equipment (Pine Point)	5,173
Tailings (Pine Point)	22,829
Acid plant	90,708
Total	313,102

A mobile fleet will be required at Pine Point to support the hydrometallurgical plant operations and for the transportation of goods to and from the dock throughout the year,  In this area as well Scott Wilson RPA recommends that good used equipment be sought for the service units which are required but are not full time production units.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-112

For the Pine Point operations there is the flexibility to hire certain equipment as needed from contractors in Hay River or Fort Resolution.

First Fills and Containers

Containers for the concentrate movement between the TLP and Pine Point have been specified as 45 t capacity containers.  Initially two sets of containers will be required (one at Pine Point and one at the TLP) and then a third and fourth set are required when the operating rate is doubled.  An estimate of first fills cost is provided in Table 18-35.

Table 18-35 First Fills and Containers Capital Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

C$ '000
First Fills (Mill)	20,457
First Fills (Fuel)	18,700
Warehouse Spares	5,324
Second Set Containers	33,399
Hydrometallurgical Spares and 1st Fills	3,500
Recovery of Stores	(32,967)
Total	48,414

For the start of operations at Thor Lake a supply of reagent and fuel will be required.  Then when the operation is expanded the quantity will need to be increased.  Scott Wilson RPA has included a full year of reagents and fuel to ensure that there is not a reduction in production due to a lack of fuel or reagents.

Indirect Costs

The indirect costs are estimated to be C$80.7 million as summarized in Table 18-36.   Engineering for the facilities and operations will be carried out through the permitting and the construction phases.  Regulators are expected to require a significant level of detail especially for any facilities related to water.  Engineering costs for the completion of the detailed engineering is included in this estimate.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-113

Table 18-36 Indirect Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

C$ '000
Engineering (Pine Point and Thor Lake)	14,640
Procurement (Pine Point and Thor Lake)	8,115
Construction Management (Thor Lake)	21,554
Owners Costs	13,497
Construction Freight to Thor Lake	6,315
Construction Management (Pine Point)	8,978
Owners Costs (Pine Point)	7,557
Total	80,657

The procurement for the project is forecast to extend over a two year period with a crew of eight working on purchasing, expediting, payables and some level of freight handling. The construction management at Thor Lake is forecast to include a staff of eight management personnel for a two year period.  After construction some of the personnel will continue on with operations.  Supervisor salary rates for this period reflect the overtime in a remote construction effort.

The construction support crew are the employees to operate cranes, forklifts and trucks and to serve as labourers to support the construction efforts.  This is a crew of six whose salaries are based upon overtime schedules.  The cost estimate includes numerous construction support items that would in a less remote location be rented or provided by subcontractors as required.

The Owners costs include an Owner’s team of 15 staff for a full year prior to the commencement of operations.  Travel for the team R&R is included.  Charter air craft flights to the site from Yellowknife are include on the basis of two flights per week over a two year period, the rate is suitable for a Twin Otter or King Air aircraft.  The Twin Otter offers a larger payload and more personnel capacity.

Catering for the site crews will be contracted and handled by the Owner.  The catering estimate is based on 100 men on site for two full years at a rate of C$40.64 per man day based on recent camp operating costs for similar size camps.  Camp power is included as a 500 kW draw for camp operations over a two year period at a cost of C$0.24/kW-hr.

Employee induction and safety training is proposed by Avalon and the cost of a 40 hour course for an estimated 150 total staff at an average cost of C$30 per hour.  In addition a labour cost for operating personnel brought to site in advance of the “start up” has been included.  The estimate is based upon a crew of 80 for a one month period.  Costs for the recruitment of the operating team are included.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-114

Freight costs for the mill and hydrometallurgical plants are carried in those individual capital estimates.  The container freight costs for the concentrate containers are included in the container costs.  The freight costs covered in this area are for the mine and services materials as well as the barging of material and fuel over the two summer seasons of construction.  The third summer barge lift is covered in the operating costs.

Other Capital Costs

The remaining capital costs are shown in Table 18-37. The environmental bond is estimated to be C$11 million for the Thor Lake and Pine Point sites.  It is assumed that the Murphy Royalty will be bought out at the start of operations.

Table 18-37 Contingency and Other Capital Cost Estimates
Avalon Rare Metals Inc. – Thor Lake Project

C$ '000
Environmental Bond	11,000
Murphy Royalty Buyout	1,200
Contingency	144,502

The cost estimate includes a contingency allowance as shown in Table 18-37 and in more detail in Table 18-38.  The contingency levels were assigned to each of the areas and then combined to generate an overall project contingency estimate.  Overall, the contingency on the total LOM capital is 19%.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-115

Table 18-37 Contingency Allowance
Avalon Rare Metals Inc. – Thor Lake Project

Area	Capital Cost (S)	% Contingency	Contingency Cost ($)
UG Equipment	17,385	18%	3,110
UG Development	24,314	20%	4,919
UG Services	18,745	24%	4,517
Recovery of Stores (cement)	-6,000	0%
Mill	128,251	26%	33,191
Thor Lake Tailings	9,093	25%	2,273
Surface Equipment	9,597	21%	1,989
Infrastructure	26,472	25%	6,618
Hydro Met Plant	194,392	25%	48,598
Pine Point Tailings	22,829	25%	5,707
Acid Plant	90,708	10%	9,071
Surface Equipment Pine Point	5,173	20%	1,047
First Fills – Mill	20,457	2%	348
First Fills – Fuel	18,700	0%	-
Warehouse Spares	5,324	24%	1,281
Second Set Containers	33,399	5%	1,670
Hydromet Spares and First Fills	3,500	0%	-
Recovery of Stores	-32,967	0%
Engineering Pine Point &Thor Lake	14,640	25%	3,660
Procurement Pine Point and Thor Lake	8,115	25%	2,029
Construction Management Thor Lake	21,554	25%	5,389
Owners Costs	13,497	25%	3,374
Construction Freight to Thor Lake	6,315	25%	1,579
Construction Management Pine Point	8,978	25%	2,244
Owners Costs Pine Point	7,557	25%	1,889
Sustaining Capital	73,000	0%
Contingency	144,502		144,502
Environmental Bond	11,000	0%
Murphy Royalty Buyout	1,200	0%
Grand Total	899,733	19%

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-116

OPERATING COST ESTIMATE

An operating cost estimate has been compiled for all phases of the project by Scott Wilson RPA (2010). The estimate was compiled from work by Melis (flotation plant costs and hydrometallurgical plant capital cost), J.R. Goode and Associates (hydrometallurgical plant operating costs) and Scott Wilson RPA.  The costs are shown in Table 18-39 for the initial 1,000 tpd operating phase, the subsequent expansion to 2,000 tpd and for the LOM average.  The operating costs in the expansion year were estimated as an average of the costs in the preceding and following years.  The LOM average operating cost per tonne is C$266.92 including mining, processing at site and at the hydrometallurgical plant and freight of the product to a point of sale.

Table 18-39 Operating Cost Estimate
Avalon Rare Metals Inc. – Thor Lake Project

	Life of Mine	1,000 tpd	2,000 tpd
	C$/t milled	C$/t milled	C$/t milled
Thor Lake
Mining	37.00	43.86	35.88
Processing (Power Removed)	25.85	31.98	24.87
Surface Services	6.54	10.30	6.11
Administration	11.57	15.76	11.01
Power	28.89	12.23	10.90
Summer Freight	11.47	36.21	27.07
Pine Point
Processing	123.87	137.33	119.88
Surface Services	1.86	4.78	2.26
Administration	2.56	11.20	10.18
Power	5.46	3.88	5.48
Sales and Marketing	11.86	3.43	1.64
Total Operating Costs	266.92	310.95	255.27
Total Annual Cost		113,497,924	186,349,391

Operating costs is this section, including the costs at Pine Point, when shown on a per tonne basis are per tonne of ore milled at Thor Lake.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-117

Operating Cost Exclusions

The operating costs do not include:

•	Any provision for inflation
•	Any provision for changes in exchange rates
•	GST/HST
•	Preproduction period expenditures
•	Corporate administration and head office costs in Delta and Toronto
•	Site exploration costs or infill drilling or development for conversion of additional resources to mineral reserves.

OPERATING COST ESTIMATE DETAILS

The operating costs are in Q1 2010 Canadian dollars.  Annual budgets were prepared on a monthly basis to reflect the seasonal fuel use on mine air heating and the summer freight lift and concentrate shipping.  Other operating activities have not been adjusted for seasonal impacts.  The initial project scheduling projected the start of operations in the fall of a given year and hence the budgets run from October to September.

The key changes between the operating cost estimate for the 1,000 tpd and 2,000 tpd cases is the increased “variable” costs.  There are only minor increases projected in the administration and management costs at Thor Lake and Pine Point.  The hydrometallurgical plant costs increase by a small percentage as the plant was largely designed to accommodate the higher tonnage from the start.

Salary and Labour Rates

Salary and wage rates were generated by Avalon and are based on an analysis of wage and salary surveys followed by the selection of specific rates for the project..  Miner’s rates include incentive allowances and there are allowances for salaried bonuses as well.  The rates include the annual employer maximum contribution for EI, WCB and CPP.  There is provision for a company paid contribution of 3.75% of annual base salary to an RRSP and an allowance of C$4,000 per person per year for supplemental benefits.

There is an allowance for an incentive bonus scheme with the bonus ranging from 3% to 50% of the base salary with an average payment of 75% of the maximum bonus.

Overtime is included in the wages costs based on no overtime for staff (salaried personnel) and 16% overtime for hourly paid employees.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-118

Scott Wilson RPA added the NWT payroll tax, a 2% tax on all wages and bonuses as a line item in the operating costs estimates.  Based upon the interpretation of the 2% payroll tax, the tax is estimated as a 1.8% tax on the loaded wage and salary costs.

For the Pine Point site the wages have been multiplied by a factor of 0.9 reflecting a projected reduction in labour costs related to the nature of the work and the location.  Avalon considers that the attraction of the non fly in – fly out (FIFO) operation will allow it to recruit employees without the perceived “premium” applied to FIFO operations such as Thor Lake.  Scott Wilson RPA considered this to be a cost risk as Scott Wilson RPA expected that it will be difficult to attract skilled operators, maintenance and technical personnel to live in Hay River and commute daily to a job in Pine Point.

Fuel Price and Fuel Taxes

The operating costs are based upon a diesel fuel price of C$0.85/l FOB site (C$0.80/l fob Edmonton plus C$0.05/l freight to north.  Freight costs from Hay River to Thor Lake are included in the summer freight costs.

The NWT has a fuel tax on diesel used for mobile equipment and for power generation.  Scott Wilson RPA has included the fuel tax allowance of 9.1 c/l for mobile equipment and C$0.031/l for diesel used in power generation.  Appropriate record keeping will need to be set up and maintained to substantiate apportioning of the diesel consumed at the site.

Propane has been included at a cost of C$0.43 per litre.  Scott Wilson RPA considers this to be a cost risk as propane prices vary over a wide range.  Avalon will benefit from purchasing it’s annual supply of propane in the summer months when propane demand is lower.

Mine

The mine costs are based on a combination of quotations for certain mine supplies, and experience from similar operations for the estimate of mine manpower and maintenance required for the mobile equipment fleet.  Mine costs include all of the underground mining costs except for crusher operation which is included in the mill operating costs estimate.  In the initial years there is no long hole mining, no paste fill placement and minimal waste development after the preproduction development.  The costs are summarized in Table 18-40.  After the expansion to 2,000 tpd there is provision for cemented paste fill as well long hole stoping.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-119

Table 18-40 Underground Mine Cost Summary
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
	C$ pa	C$ pa
Development	1,963,600	1,035,600
Stoping	1,948,676	2,472,000
Backfill	0	5,990,400
Mine G&A
Engineering	765,332	873,683
Geology	522,754	1,033,508
Supervision	978,242	990,242
Labour	5,576,225	6,461,891
Fuel	1,318,920	2,101,253
Equipment and Supplies	2,934,690	5,233,454
Total	16,008,440	26,192,031
Cost per tonne	$43.85	$35.87

The key mine supplies are explosives, ground support, fuel and propane for mine air heat.  Mine power costs are included in the overall power cost estimate for the site which is described below.

Explosives costs are based on the use of ANFO as the main explosive with an allowance of 10% for packaged slurry explosives and the use of Nonel detonators.  Explosive usage is estimated to be 0.8 kg/ tonne.

Diesel fuel costs were estimated from the estimated hourly consumption for the prime underground units coupled with an estimate of the annual operating hours.  Fuel consumption was estimated to be 820,000 litres per year in the underground mine at 1,000 tpd and 1.3 million litres per year at 2,000 tpd.

Propane for mine air heating was estimated based upon the annual average temperatures and the use of mine air heating to bring the intake air to 35 degrees F for those months where the average annual temperature is below freezing.  The propane cost was estimated as C$0.43 per litre.  The annual consumption for mine air heating is estimated to be 1.5 million litres at 1,000 tpd and 2.2 million litres per year at 2,000 tpd.

Salary and wages have been included as single line items and have not been allocated to the various activities in the mine.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-120

The annual mine budget estimate is shown in Table 18-41.

Within the cash flow estimate the mine operating costs for the first year of operations were reduced by C$1.4 million to recognize the 49,000 tonnes of ore to be mined in the preproduction period.

Paste fill placement is included in the mine costs at a cement addition rate of 4% and a cost of C$260 /t of cement delivered to the site.  The annual cement requirement is forecast to be 23,000 tonnes.  This will require 1,100 standard 20’ containers with 2 tonne bags of cement.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-121

Table 18-41 Mine Cost Details
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
	C$ pa	C$ pa
Ore Drift Advance	1,924,000	996,000
Ore Slashing	1,948,676	1,296,000
Long Hole Mining		1,176,000
Raising	39,600	39,600
Backfill		5,990,400
Mine Rescue Training	12,000	12,000
Safety Supplies	12,000	24,000
Supervision	966,242	978,242
Engineering and Survey	765,332	873,683
Geology and Grade Control	522,754	1,033,508
Mine Services	1,318,920	2,101,253
Mine Labour	5,401,154	6,237,284
Jackleg and Stoper Drills	12,000	18,000
Jumbos	120,000	240,000
Jumbo Drills	60,000	120,000
Scooptrams	180,000	540,000
Trucks	180,000	360,000
Other Mobile Equipment	60,000	240,000
Small Power Tools	12,000	24,000
Fans	12,000	24,000
Pumps	36,000	48,000
Pipe, Hoses and Fittings	24,000	36,000
Ventilation Supplies	12,000	24,000
Mine Electricals	60,000	60,000
Maintenance Shop	2,154,690	3,475,454
Unallocated Labour Costs	175,071	224,607
Total	16,008,440	26,192,031
Cost per tonne	$43.85	$35.87

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-122

Mill

Mill operating costs were estimated by Melis and are summarized below in Table 18-42.  The mill operating cost details are discussed in more detail in the memorandum by Melis.  For the operating cost estimate, Scott Wilson RPA deducted the power cost from the estimate by Melis and included the power costs as a single budget line item.  Scott Wilson RPA also added an allowance for the NWT payroll tax which has not been included by Melis.

Table 18-42 Mill Cost Details
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
	C$ pa	C$ pa
Mill Labour	5,175,970	5,869,695
Reagents	3,573,350	7,168,600
Comminution Media	1,865,150	3,723,000
Maintenance Consumables Allowance	1,058,500	1,394,300
Total	11,672,970	18,155,595
Cost per tonne	$31.98	$24.87

Notes:

1.
The estimated operating costs are based on the listed line items identified to the level of detail available for the pre-feasibility.  The accuracy of the operating cost estimate is considered at a pre-feasibility level only in keeping with the +/- 25% level of accuracy of the overall pre-feasibility study.

2.	The operating personnel costs are based on the minimum number of operating and maintenance personnel required to operate the facility using experienced workers, and on salaries provided by Avalon.
3.
The reagent and comminution media costs, based on first quarter 2010 budget pricing obtained from suppliers, include an operating period freight cost from Edmonton to Thor Lake site of $90/tonne provided by Avalon.

4.
The reagent costs are based on average mid-range consumptions provided by Avalon. The minimum and maximum ranges provided in this report imply that the reagent cost is more appropriately noted as $9.79/tonne ± $2.50/tonne.

5.	Two percent of capital cost of equipment, excluding crushers, grinding mills, screens and building.
6.
Based on electrical power cost of $0.22/kWh at the Thor Lake site (Dennis Bergen email dated January 26, 2010; this cost was adjusted slightly upward to $0.228/kWh at the May 5, 2010 review meeting which brings the $14.55/tonne power cost up to $15.08/tonne, an increase of $0.53/tonne).

7.	The operating power was estimated at an average of 54% of peak power demand. Every 5% increase in the average operating power would increase the operating cost by $1.35/tonne.
8.	Heating is assumed to be provided by waste heat from power generation and process equipment.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-123

Thor Lake Surface

The Thor Lake surface costs include the operation and maintenance of the camp and surface facilities (but not the power house) and the operation of the surface equipment for the maintenance of roads and movement of materials and supplies excluding the summer barge lift costs and the associated handling of concentrate, fuel and freight.  The annual Thor Lake surface budget is shown in Table 18-43.

Table 18-43 Surface Plant Costs
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
	C$ pa	C$ pa
Water Supply	24,000	36,000
Sewage	6,000	60,000
Heating System	60,000	84,000
Plant Services	182,034	225,968
Safety and First Aid	12,000	60,000
Plant Operation – Labour	2,633,297	2,844,855
Plant Supervision	572,051	572,051
Small Tools	12,000	12,000
Building and Installations	18,000	60,000
Heavy Equipment	120,000	180,000
Light Vehicles	12,000	60,000
Access Road Maintenance	9,000	60,000
Air Strip and Site Road Maintenance		60,000
Camp Operations	30,000	60,000
Compressors	12,000	24,000
Other	57,264	60,856
Total	3,759,647	4,459,730
Cost per tonne	$10.30	$6.11

Thor Lake Administration

The administrative costs for the Thor Lake site cover the mine site administration on the basis that the operation is a stand alone site with site management, purchasing, payroll and accounts payable handled by site personnel.  Health and safety and environment are also included in the mine administration. The administrative cost estimate is summarized in Table 18-44.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-124

Table 18-44 Administration Costs
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	2,000 tpd C$ pa
Labour	1,495,333	1,796,391
Services	3,761,957	5,454,931
Warehouse Labour	339,498	485,958
Freight and Expediting	156,000	300,000
Total	5,752,788	8,037,280
Cost per tonne	$15.76	$11.01

Catering at the Thor Lake site is included in the administration costs and is estimated to cost C$41.24 per man day in the camp and the annual caterings costs are C$1.6 million at the 1,000 tpd rate and C$1.8 million at the 2,000 tpd rate.  Property taxes are included in the administration costs.  Crew transportation costs are included on the basis of Yellowknife as the point of hire for Thor Lake personnel with two charter flights per week between the site and Yellowknife using a Twin Otter aircraft to carry freight and personnel.  There is also an allowance for the transportation of some staff to and from locations in southern Canada.

Sales and Marketing

Sales and marketing costs cover the sales manager and personnel to manage the loading and handling of product in Hay River.  There are allowances for sales related travel and activities and an estimate for the cost of freight from Pine Point to a port in China.

Product freight costs are based on truck haulage to Hay River and then rail shipment to Vancouver or Chicago.  Shipments bound for China would be re-handled in Vancouver and loaded from box cars into containers for shipment by sea.  The product shipping cost estimate details are shown in Tables 18-45 and 18-46.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-125

Table 18-45  Sales and Marketing Costs
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd C$ pa	2,000 tpd C$ pa
Administration Staff incl.O/H	220,580	285,191
Travel and Communications	318,000	318,000
Warehouse Staff incl. O/H	169,749	169,749
Freight	3,755,120	7,183,579
Total	4,463,449	7,956,519
Cost per tonne	$12.23	$10.90

A summary of the product shipping costs is shown in Table 18-46.  The costs are based upon the average concentrate tonnages planned to be generated from the plant at Pine Point.  The costs are based on shipping by truck to Hay River where all products will be transferred to rail cars for shipping to either Vancouver or Chicago by rail.  Chicago is considered to be one of the delivery points fro this analysis. Products shipped to Vancouver will be repackaged in containers for shipment by sea to China.  For the purpose of this study it was assumed that he ZrO2 would go to Chicago and the REO products will go to China.  The REO, niobium and ZrO2 will be packaged in plastic supersacks while the tantalum will be packaged in 205 l steel drums.  All products will be palletized at Pine Point.

Rail shipping costs are based on CN quoted rates from Hay River to either Chicago or Vancouver.  There is no plan to re-establish the rail line connecting Pine Point and Hay River.  Load limits are applicable to the northern section of the rail line in the summer season.  In the summer the allowable load per rail car is estimated to be 63.9 t while in winter this rises to 85.7 t for an annual average of 73 t per rail car.  The load limits are summarized in Table 18-47.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-126

Table 18-46  Product Shipping Cost Estimate Details
Avalon Rare Metals Inc. – Thor Lake Project

		1,000 tpd	2,000 tpd
		C$ pa	C$ pa
Products
REO Concentrates	T	7,055	13,755
Nb2O5	T	1,279	2,503
ZrO2	T	16,859	32,062
Ta2O5	T	83	139
Annual Total	T	25,277	48,459

Cost per tonne
REO Concentrates	$	145.47	145.47
ZrO2	$	155.56	155.56
Nb2O5	$	145.47	145.47
Ta2O5	$	931.47	931.47

Annual Cost
REO Concentrates	$	1,026,280	2,000,916
ZrO2	$	199,017	389,432
Nb2O5	$	2,452,489	4,663,961
Ta2O5	$	77,333	129,270
Annual Total	$	3,755,120	7,183,579

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-127

Table 18-47  Rail Car Load Limits
Avalon Rare Metals Inc. – Thor Lake Project

		Summer	Winter
Allowable Load on Rail Line	lbs	220,000	268,000
Empty Car Weight	lbs	79,500	79,500
Allowable Freight Load	lbs	140,500	188,500
Freight Load Limit Per Car	Short tons	70.25	94.25
Freight Load Limit Per Car	Metric tonnes	63.86	85.68
Annual Average Load Per Car	Metric tonnes	72.95

The shipping cost from Pine Point to Hay River is estimated to be C$5.00 per tonne.  This rate is based upon some level of back haul capability from trucks hauling freight into the plant at Pine Point.  The transloading in Hay River is included in the sales operating cost details and will be handled by company employees working in Hay River.  The rail cost estimate was C$6,673 per car from Hay River to Vancouver and C$9,233 from Hay River to Chicago.

Bags and pallets are included at C$12/t each ($12 each).  Pallets will be treated and certified as required for international shipment into China.  Container loading in Vancouver is estimated to cost C$10 per tonne and ocean freight is included at C$15 per tonne. The costs of shipping REO to China are summarized in Table 18-48, and the costs of shipping REO to Chicago are summarized in Table 18-49.

Table 18-48  REO Shipping to China
Avalon Rare Metals Inc. – Thor Lake Project

C$/t
Pine Point to Hay River	5.00
Load in Hay River	In operating cost
Rail to Vancouver	91.47
Bags	12.00
Pallets	12.00
Transfer in Vancouver	10.00
Sea Freight	15.00
Cost per tonne of product	145.47

There is not a significant difference between the cost of shipping to Chicago or to a port in China.  At this time there are no sales contracts in place and accordingly the shipping costs may vary depending upon the sales contracts that are to be negotiated.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-128

Table 18-49  REO Shipping to Chicago
Avalon Rare Metals Inc. – Thor Lake Project

C$/t
Pine Point to Hay River	5.00
Load in Hay River	In operating costs
Rail to Chicago	126.56
Bags	12.00
Pallets	12.00
Cost per tonne of product to Chicago	155.56

For tantalum the shipping is planned to be in 205 l steel drums.  The costs of the drums is C$150 per tonne of tantalum product and it is estimated that there will be five pallets per tonne for a cost of C$60/t product.  The total shipping cost of the tantalum is estimated to be C$931 per tonne of product as shown in Table 18-50.

Table 18-50  Tantalum Shipping to China
Avalon Rare Metals Inc. – Thor Lake Project

C$/t
Pine Point to Hay River	5.00
Load in Hay River	In operating cost
Rail to Vancouver	91.47
Barrels	750.00
Pallets	60.00
Transfer in Vancouver	10.00
Sea Freight	15.00
Cost per tonne of product	931.47

Scott Wilson RPA notes that these costs are subject to revision as sales contracts are made and as rates for shipping are negotiated with suppliers.

Power – Thor Lake

Power for the Thor Lake site will be generated with diesel units, the operating costs are based on the generation of 0.27 kW-hr of electrical power per litre of fuel and the installation of power factor management facilities to run a power factor near unity.  The annual power generation operating costs are shown in Table 18-51.  With six engines installed and their use rotated, there will be no overhauls in the initial two years.  Operating costs include an allowance for the average annual overhaul costs starting in the third year.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-129

Table 18-51  Power Generation Costs
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
	C$ pa	C$ pa
Power
General Materials	24,000	80,000
Generator Rebuilds	0	300,000
Mech/Elect Repair Parts and Materials	24,000	36,000
Diesel Fuel	13,047,253	19,223,896
Lubricants and Grease	120,000	120,000
Total	13,215,253	19,759,896
Cost per tonne	$36.21	$27.07
GW-hrs generated	54.8	80.7
Cost per kW-hr	$0.24	$0.25

The annual fuel requirement for power generation at Thor Lake is 14.8 million litres at 1,000 tpd and 21.8 million litres at 2,000 tpd.

Summer Freight

The details of the annual summer freight costs are shown in Table 18-52.  This cost area includes the annual barge charters for both the docks at Pine Point and Thor Lake, the tug and barge charters for hauling material and the materials handling costs for goods and concentrate at Pine Point and Thor Lake.  Materials at Thor Lake will be offloaded and then moved up to the plant site.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-130

Table 18-52  Summer Freight Costs
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
Surface Costs of Freight Handle	525,720	1,051,440
Board	24,000	48,000
Barging	2,645,438	5,290,876
Set up	66,200	66,200
Extra Time for Barge to Fuel	224,188	373,646
Annual Dock Installation and Removal	600,917	600,917
Total	4,086,462	7,431,078
Cost per tonne	$11.20	$10.18

The surface costs at Thor Lake include the costs to move full containers from the mill to a yard at Great Slave Lake and then load them onto the barges.  Empty containers at Thor Lake are unloaded to a yard at Great Slave Lake and then hauled by truck to the mill site.  The process is reversed at Pine Point but in each case the containers must be loaded or offloaded from the barges, moved to a temporary location near the dock and then rehandled by loading onto a truck for relocation to the plant site.  This work will be seasonal but will require heavy lift forklifts and transport trucks at both Pine Point and Thor Lake.

At 1,000 tpd and based on the forecast concentrate production there will be 12 barge trips per season.  Based on a cycle time of 32 hours for sailing and docking with a 20% contingency on the time there will be 19 days of sailing time per season plus an estimated six days of standby for weather delays.  Barge costs are based on charter rates of C$27,500 per day for the tug and C$3,000 per barge per day.  It is estimated that with the barges serving as docks there will be 19 barges under charter.  The barge costs of C$2.65 million per season include C$1.64 million for operating charter time, C$0.43 million for standby and delays and C$0.50 million for annual mobilization of the barges and tug.

In addition the extra travel for fuel trips will add C$224,000 per season and the delivery and set up of the barge docks at Pine Point and Thor Lake will cost C$600,000 per year.  Fuel will come in on barges loaded at Hay River, this will require an extra leg on several voyages per season to go from Pine Point to Hay River for fuel.  At Thor Lake the fuel will be offloaded to storage tanks at Great Slave Lake.  From there the fuel will be hauled by fuel trucks to the main storage tank farm at Thor Lake.  It is estimated the barges can take approximately two million litres of fuel each so that 6 million litres can be brought in at a time.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-131

Other supplies and freight will be handled as large cargo on deck or in standard sea containers for shipment to Thor Lake.

Pine Point Administration

The Pine Point administration costs cover the Pine Point site administration functions such as payroll and payables will be shared between the two sites and that receivables would be handled by staff at Pine Point.  Employee transportation cost allowances are included for daily transportation between the site and Fort Resolution and Hay River as there is no accommodation planned for the Pine Point site.  Health and safety and environment are also included in the site administration.  The annual budget estimate is shown in Table 18-53.

Table 18-53  Pine Point Administration Costs
Avalon Rare Metals Inc. – Thor Lake Project

	1,000 tpd	2,000 tpd
Administration Labor	794,683	791,389
Administrative Services	648,000	552,000
Warehouse Labour	242,979	242,979
Freight	60,000	60,000
Total	1,745,662	1,646,368
Cost per tonne	$4.78	$2.26

Pine Point - Surface

The Pine Point surface costs include the operation and maintenance of the surface facilities and the maintenance and operation of the surface equipment for the maintenance of roads and movement of materials and supplies.  The annual Pine Point surface budget is shown in Table 18-54.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-132

Table 18-54  Pine Point Surface Plant Costs
Avalon Rare Metals Inc. – Thor Lake Project

Pine Point Surface Plant Costs	1,000 tpd	2,000 tpd
Water Supply	12,000	18,000
Sewage	6,000	6,000
Heating System	6,000	6,000
Plant Services	98,400	98,400
Safety and First Aid	18,000	18,000
Plant Operation – Other	24,000	24,000
Plant Supervision	82,239	82,239
Small Tools	12,000	12,000
Building and Installations	30,000	30,000
Heavy Equipment	120,000	120,000
Light Vehicles	60,000	60,000
Compressors	60,000
Labour Costs	722,308	722,308
Total	1,250,947	1,196,947
Cost per tonne	$3.43	$1.64

Hydrometallurgical Plant

The hydrometallurgical plant operating costs are estimated to be as shown in Table 18-55.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-133

Table 18-55  Hydrometallurgical Plant Costs
Avalon Rare Metals Inc. – Thor Lake Project

Hydrometallurgical Plant Costs	1,000 tpd	2,000 tpd
Labour	8,177,072	9,227,687
Electrical Power	1,414,384	4,001,264
Process Reagents	36,870,395	66,873,084
Maintenance Parts	4,520,000	10,451,000
Mill Overhead	300,000	440,000
Tailings Allowance	260,456	520,912
Total	51,542,307	91,513,947
Cost per tonne	$141.21	$125.36

ECONOMIC ANALYSIS

A Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 18-56.  A summary of the key criteria is provided below.

ECONOMIC CRITERIA

Production

•	Mineral Reserves of 12.01 Mt at a grade at an average NMR of C$534/t
•	Underground mining using a combination of cut and fill, and longhole stoping
•	Production of ore starting at 1,000 tpd in year one and ramping up to 2,000 tpd in year four
•	Two years of construction followed by 18 years of mine life
•	Producing a bulk flotation concentrate containing REO, ZrO2, Ta2O5 and Nb2O5 at Thor Lake
•	Barging 130,000 tonnes of concentrate (at full production) across the Great Slave Lake to Pine Point annually in the summer
•	Hydrometallurgical extraction of TREO, ZrO2, Ta2O5 and Nb2O5 at Pine Point

Revenue

•	Concentration and Hydrometallurgical recoveries as indicated by testwork
•	Metal price:
•	Independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-134

•	No inflation after 2014 (assumed commencement of production)
•	Average price per kg of product is US$11.91
•	TREO prices reflect premium for HREO’s in the product.
•	Revenue is 56% from TREO, 21% from Nb2O5, 20% from ZrO2 and 3% from Ta2O5.
•	An exchange rate of C$1.11/US$
•	Revenue is delayed by two months after production at hydrometallurgical plant to account for delay in payment while product is shipped to markets.

Costs

•	Pre-production capital of C$582 million
•	Life of mine capital of C$900 million
•	Average life of mine operating cost of C$267/t

Taxes and Royalties

•	A 3% NSR royalty and an NWT royalty on profits
•	A federal tax rate of 15% and a territorial tax rate of 11.5%

Page 18-135

Table 18-56  Cash Flow Summary

			Total	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20
MINING
Operating Days						385	385	385	385	385	385	385	385	385	385	385	385	385	385	385	385	385	385	385
Plant Throughput		tpd				918	1,000	1,148	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	1,850
Ore Mined		tonnes	12,014,425			335,000	385,000	419,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	675,425
TREO		ppm	17,028			18,791	17,656	17,536	18,070	18,097	16,143	16,170	17,065	15,695	14,156	16,510	16,494	17,701	17,007	18,704	18,192	18,163	15,743
Nb2O5		ppm	4,134			4,501	4,302	4,445	4,576	4,296	4,031	3,958	4,097	3,687	3,403	3,878	3,934	4,262	4,198	4,608	4,413	4,413	3,793
Ta2O5		ppm	409			524	478	470	435	446	439	411	384	323	321	336	376	462	424	405	391	457	410
ZrO2		ppm	31,646			35,547	33,709	33,653	35,251	34,857	31,144	31,062	31,018	26,989	23,474	28,906	30,068	32,661	30,681	36,509	34,962	33,985	28,984

CONCENTRATION THOR LAKE
Ore Milled		tonnes	12,014,425			335,000	365,000	419,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	730,000	675,425
TREO		ppm	17,028			18,791	17,656	17,536	18,070	18,097	16,143	16,170	17,085	15,695	14,156	16,510	16,494	17,701	17,007	18,704	18,192	18,163	15,743
Nb2O5		ppm	4,134			4,501	4,302	4,445	4,576	4,296	4,031	3,958	4,097	3,687	3,403	3,878	3,934	4,262	4,198	4,608	4,413	4,413	3,793
Ta2O5		ppm	409			524	478	470	435	446	439	411	384	323	321	336	376	462	424	405	391	457	410
ZrO2		ppm	31,646			35,547	33,709	33,653	35,251	34,857	31,144	31,062	31,018	26,989	23,474	28,906	30,068	32,661	30,681	36,509	34,962	33,965	28,984

Concentrator Mass Pull		%	18%			18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%

Flotation Concentrate		dmt	2,162,597			60,300	65,700	75,420	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	121,577
Moisture Content in Conc.		%	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
Wet Weight of Flotation Conc.		wmt	2,378,856			66,330	72,270	82,962	144,540	144,540	144,540	144,540	144,540	144,540	144,540	144,540	144,540	144,540	144,540	144,540	144,540	144,540	144,540

Flotation Recovery
TREO		%	79.5%			79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%	79.5%
Nb2O5%			68.9%			68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%	68.9%
Ta2O5%			63.0%			63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%	63.0%
ZrO2%			89.7%			89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%	89.7%

HYDROMETALLURGY PINE POINT
Plant Feed		tonnes	2,162,597			30,150	63,000	70,580	103,410	13,100	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	131,400	12,488	60,788
TREO Recovery		%	93.0%			93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Nb2O5 Recovery		%	80.0%			80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Ta2O5 Recovery		%	50.0%			50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%	50.0%
ZrO2 Recovery		%	90.0%			90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%

Production
TREO		tonnes	151,257			2,327	4,709	5,099	7,593	9,780	9,240	8,720	8,989	8,841	8,056	8,276	8,906	9,228	9,366	9,637	9,957	9,811	8,832	3,931
Nb2O5		tonnes	27,374			416	848	946	1,434	1,785	1,675	1,607	1,621	1,566	1,426	1,485	1,572	1,649	1,702	1,772	1,815	1,776	1,594	706
Ta2O5		tonnes	1,549			28	55	58	81	101	102	98	91	81	74	76	82	96	102	95	92	97	96	44
ZrO2		tonnes	306,938			4,807	9,773	10,658	16,079	20,658	19,448	18,330	18,293	17,087	14,864	15,435	17,377	18,484	18,664	19,798	21,060	20,310	17,910	7,902
Total Tonnage Sold		tonnes	487,119			7,577	15,386	16,781	25,187	32,305	30,485	28,755	28,974	27,575	21,420	25,250	27,937	29,457	29,835	31,302	32,923	31,995	28,433	12,582

REVENUE
Prices
TREO		US$/kg	$21.94			$25.19	$25.04	$23.94	$22.02	$21.58	$22.67	$23.27	$22.00	$20.40	$20.53	$20.46	$20.59	$23.13	$23.23	$21.08	$20.07	$20.87	$22.81	$24.01
Nb2O5		USR/kg	$45.00			$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00	$45.00
Ta2O5		US$/kg	$130.00			$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00	$130.00
ZrO2		US$/kg	$3.77			$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77	$3.77

Revenue
TREO		US$ ’000	$3,319,177			$58,629	$117,931	$122,076	$167,167	$210,654	$209,501	$202,882	$197,359	$180,371	$165,352	$169,292	$183,383	$213,428	$217,594	$203,148	$199,827	$204,724	$201,473	$94,384
Nb2O5		US$ ’000	$1,231,841			$18,698	$38,173	$42,572	$64,525	$80,322	$75,388	$72,330	$72,927	$70,470	$64,190	$65,915	$70,723	$74,204	$76,592	$79,722	$81,671	$79,913	$71,731	$31,774
Ta2O5		US$ ’000	$201,427			$3,596	$7,166	$7,602	$10,535	$13,176	$13,228	$12,699	$11,882	$10,580	$9,623	$9,817	$10,644	$12,532	$13,242	$12,390	$11,904	$12,675	$12,491	$5,686
ZrO2		US$ ’000	$1,157,158			$18,121	$36,845	$40,182	$60,618	$77,882	$73,320	$69,104	$68,963	$64,417	$56,037	$58,188	$85,513	$69,684	$70,385	$74,639	$79,396	$76,570	$67,522	$29,791
Gross revenue		US$ ’000	$5,909,602			$99,045	$200,115	$212,432	$302,846	$382,034	$371,437	$357,015	$351,132	$325,819	$295,201	$303,212	$330,283	$369,848	$377,793	$369,900	$372,798	$373,991	$353,216	$161,614

Exchange Rate		C$/US$	$1.11			$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11	$1.11
Losses in Handling		%	0.03%			0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%	0.03%
Net Smelter Royalty	3%	C$ ’000	$119,619			$1,810	$4,113	$3,882	$5,881	$8,151	$7,837	$7,393	$7,192	$6,378	$5,425	$5,674	$6,519	$7,806	$8,062	$7,768	$7,830	$7,886	$7,273	$2,735

Net Revenue		C$ ’000	$6,444,636			$108,206	$218,171	$232,083	$330,513	$416,204	$404,746	$389,171	$382,838	$355,534	$322,478	$331,127	$380,330	$403,013	$411,581	$403,108	$406,285	$407,413	$385,071	$176,783
Net Revenue Per Tonne Milled		C$/t milled	$536.41			$646.01	$651.26	$635.84	$788.81	$570.14	$554.45	$533.11	$524.44	$487.03	$441.75	$453.60	$493.60	$552.07	$583.81	$552.20	$556.53	$558.10	$527.49	$261.74
Net Revenue Per kg of Product Sold		US$/kg	$11.91

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-136

CASH FLOW ANALYSIS

The cash flow analysis in this report is based on the extraction of the Probable Mineral Reserves in a production plan which extends to the end of year 20.

Pre-Tax

Considering the full project on a stand-alone basis, the undiscounted pre-tax cash flow totals C$2,091 million over the mine life and simple payback occurs 6.84 years after the start of production.  The IRR is 14.2% and the net present value (NPV) is as follows:

•	C$826 million at a 5% discount rate
•	C$428 million at an 8% discount rate
•	C$246 million at a 10% discount rate

After-Tax

Considering the full project on a stand-alone basis, the undiscounted after-tax cash flow totals C$1,506 million over the mine life and simple payback occurs 7.25 years after the start of production.  The IRR is 11.8% and the net present value (NPV) is as follows:

•	C$540 million at a 5% discount rate
•	C$236 million at an 8% discount rate
•	C$97 million at a 10% discount rate

The cost per kilogram of product is US$5.93, and the net revenue per kilogram of product is US$11.91. The average annual product production is 26,000 tonnes, which rises to a maximum of 32,900 tonnes in year 16.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms.  Key economic risks were examined by running cash flow sensitivities:

•	Product Prices
•	Exchange Rate
•	Operating costs
•	Capital costs
•	TREO price
•	ZrO2 price

Technical Report 43-101 – March 13, 2011
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Page 18-137

The sensitivity of the base case 8% NPV has been calculated for -20% to +20% variations in the above noted parameters.  The project NPV is most sensitive to metal price and recovery followed by foreign exchange rate, operating costs, capital costs and individual product constituent prices.

The sensitivities are shown in Figure 18-19 and Table 18-57.  The sensitivities to metallurgical recovery and head grade are identical to that of price (for all constituents combined) and are therefore plotted on the same line.

Figure 18-19  Sensitivity Analysis

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-138

Table 18-57  Sensitivity Analysis
Avalon Rare Metals Inc. – Thor Lake Project

Parameter Variables	Units	-20%	-10%	Base Case	10%	20%
ZrO2 Price	US$/kg	3.02	3.39	3.77	4.15	4.52
TREO Price	US$/kg	17.56	19.75	21.94	24.14	26.33
Exchange Rate	C$/US$	0.89	1.00	1.11	1.22	1.33
Revenue	C$ millions	5.16	5.80	6.44	7.09	7.73
Operating Cost	C$/tonne	214	240	267	294	320
Capital Cost	C$ millions	720	810	900	990	1,080

NPV @ 8%	Units	-20%	-10%	Base Case	10%	20%
ZrO2 Price	C$ millions	169	202	236	269	301
TREO Price	C$ millions	43	139	236	330	424
Exchange Rate	C$ millions	(16)	111	236	358	480
Revenue	C$ millions	(125)	58	236	409	584
Operating Cost	C$ millions	414	325	236	144	53
Capital Cost	C$ millions	393	314	236	157	79

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 18-139

19.	INTERPRETATION AND CONCLUSIONS

The drilling completed since the PFS has resulted in the estimated mineral resources as indicated in the Table 1-1.

Table 19-1     Summary of Mineral Resources

BASAL ZONE RESOURCES
INDICATED
AREA	Tonnes (millions)	TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
Tardiff Lake	41.55	1.61	0.34	20.61	2.99	0.41	397	2.07
West Long Lake	15.94	1.42	0.31	21.01	2.99	0.38	392	1.85
TOTAL	57.49	1.56	0.33	20.72	2.99	0.40	396	2.01

INFERRED
Tardiff Lake	19.34	1.66	0.36	20.54	3.08	0.42	423	2.14
Thor Lake	79.27	1.30	0.24	18.80	2.78	0.37	338	1.71
West Long Lake	8.98	1.17	0.21	17.12	2.71	0.33	347	1.56
TOTAL	107.59	1.35	0.26	18.97	2.83	0.37	354	1.77

UPPER ZONE RESOURCES
INDICATED
AREA		TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
Tardiff Lake	23.63	1.50	0.15	10.44	2.09	0.32	194	1.89
West Long Lake	7.02	1.40	0.13	9.63	2.14	0.27	186	1.77
TOTAL	30.64	1.48	0.15	10.26	2.10	0.31	192	1.86

INFERRED
Tardiff Lake	28.66	1.34	0.12	9.19	1.96	0.32	175	1.71
Thor Lake	81.66	1.24	0.12	9.72	2.54	0.36	206	1.65
West Long Lake	5.67	1.34	0.12	9.44	1.95	0.26	170	1.68
TOTAL	115.98	1.27	0.12	9.57	2.37	0.34	196	1.67

TOTAL COMBINED INDICATED
AREA		TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO equiv
UPPER AND BASAL	88.13	1.53	0.26	17.08	2.68	0.37	325	1.96
TOTAL COMBINED INFERRED
UPPER AND BASAL	223.57	1.31	0.19	14.10	2.59	0.36	272	1.72

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y203, Eu203, Gd203, Tb203, Dy203, Ho2O3, Er203, Tm203, Yb203 and Lu203.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La203, Ce203, Pr203, Nd203and Sm203.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 19-1

4.
Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010. Some of these prices are higher and some are lower than current prices. The prices used are the same as in the June 14, 2010 disclosure.

5.	Mineral Resources are undiluted.
6.
A cut-off NMR grade of $260 Can was used for the base case. NMR is defined as "Net Metal Return" or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and processing costs.

7.	An exchange rate of 1.11 was used.
8.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
9.
TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.

10.
The two main differences to previous estimates were that eight composites were used per block, versus 15 in the estimate released in July 19, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.

As the objective of the drilling was to increase the mineral resources, and identify higher grade areas, the program met its objectives. In the opinion of Avalon, the increased Indicated Mineral Resources justify a new estimation of the Mineral Reserves on the property, including development of a new mine plan. The Mineral Reserves that have been estimated previously are restricted to the Basal Zone of the Nechalacho deposit.

PFS Conclusions

In the opinion of Avalon the following conclusions from the PFS completed by Scott Wilson RPA remain valid.

Positive economic results can be obtained for the Thor Lake Project, in a scenario that includes underground mining, preparation of a bulk concentrate at Thor Lake, and hydrometallurgical processing at a plant to be constructed at Pine Point. The final products will be a mixed rare earth oxide concentrate, a zirconium oxide concentrate, a niobium oxide concentrate, and a tantalum oxide concentrate.

Geology and Mineral Resources

•
An extensive diamond drilling program by Avalon has defined two layers of REE mineralization at the Nechalacho Deposit, known as the Upper and Basal Zones. The latter is preferentially enriched in heavy rare earth elements.  This deposit is genetically-related to a peralkaline intrusion called the Thor Lake Syenite and it displays features that reflect magmatic segregation and layering as well as hydrothermal/metasomatic overprinting.  This deposit type is not common and Avalon has secured the services of people that are skilled at drilling, logging, sampling and modelling this type of deposit.

Technical Report 43-101 – March 13, 2011
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Page 19-2

•
The Mineral Reserves, which have not been updated at this time, were estimated by Scott Wilson RPA (2010) to be 12 million tonnes, at an average grade of 1.7% TREO including 0.38% HREO, 3.16% ZrO2, 0.41% Nb2O5 and 0.041% Ta2O5.  These Mineral Reserves are based on the previously reported Mineral Resources (Scott Wilson RPA, 2010).

•
To do this, Avalon created an economic model using metal prices, the effects of payable percentages, flotation and hydrometallurgical recoveries, and any payable NSR Royalties. The net revenue generated by this model is termed the Net Metal Return (NMR). Operating cost estimates used in the latest PFS average C$260/tonnes (which is roughly 0.8% TREO), and this value has been applied as a break-even cut-off for the resource estimate. Included in the Resource calculation is the TREO equivalent which is based on metal prices and is similar to NMR.

•
Avalon has created a set of internal standards for use in assessing the accuracy of the assaying process.  These standards, which have been certified as acceptable by an independent third party, are part of Avalon’s comprehensive QA/QC program involving blanks, standards and duplicates.  A number of samples have been rejected and re-ran at the lab following the assessment of the values returned for the QA/QC samples and Avalon is of the opinion that the database is valid and suitable for use in resource estimation.  Independent validation using assay certificates sent directly from the lab has shown that the database values are correct.

•
Scott Wilson RPA and various other firms and independent consultants have previously reviewed the methods and procedures utilized by Avalon at the Nechalacho Deposit to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a development project.

•	Drill results from the most recent program (Winter 2009/2010), not yet incorporated into the Mineral Resource estimate, look promising, with potential to extend high-grade portions of the Basal Zone.

Mining

•	There have been no further studies relating to mining subsequent to the Technical Report (September 21, 2010).

•	It is recommended that a new mine plan be developed based on the new resource estimate.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 19-3

Processing – Concentrator, Hydrometallurgical Plant

•	No new processing results are available at present that require changing the assumptions utilized in the resource estimate.

Infrastructure – Thor Lake, Pine Point

•	No new studies have been completed that require changing the assumptions relating to infrastructure in this report.

Environment

•	Baseline studies have been completed for the Project locations.

•
Avalon has prepared and submitted a project description report, completed preliminary screening and commenced the Environmental Assessment process necessary for the permit application process in the NWT.

•	Rock characterization studies indicate that the rock is not an acid producer.

•
Nechalacho mineralization has uranium levels that are higher than average naturally occurring granite, but below levels typically experienced in other rare earth deposits.  The thorium levels in the Nechalacho deposit are anomalous, but given the lower radioactivity equivalency of thorium relative to uranium, the overall effect of typical Nechalacho mineralization as a rock mass is predicted to be very low. The rare earth concentration process planned at the Flotation Plant will concentrate the rare earths, including the low levels of thorium in the rock minerals.  The overall radiation level in the concentrate is expected to be below Canadian TDGR regulations, and will not require special handling as Dangerous Goods.

Economics

•	It is recommended that the new resource estimate provided in this report be utilized to develop and new mine plan, and subsequently, a revised economic model for the Nechalacho deposit.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 19-4

20.	RECOMMENDATIONS

The authors of the report recommend that Avalon advance the Thor Lake Project to the Feasibility Study stage and continue the NWT permitting process.  Specific recommendations by area are as follows.

Geology and Mineral Resources

The authors make the following recommendations:

•	Continue exploration drilling at the Nechalacho Deposit to define the new areas of mineralization.
•	Continue in-fill drilling to upgrade Indicated Resources to Measured Resources and upgrade Inferred Resources to Indicated Resources.
•
Drill additional drill holes at appropriate angles to assess the nature and significance of the sub-vertical structures since these features may have an effect on the grade distribution and continuity, both of which may affect mining.

Mining

The authors make the following recommendations:

•	Revise the mine plan, and develop a new estimate of the mineral reserves based on this mineral resource estimate.
•	Complete a revision of the economics of the deposit recognising the potential for a larger and higher grade Mineral Reserve.
•	Proceed to a full Project Feasibility Study.
•	The recommended budget is given in Table 20-1.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 20-1

Table 20-1    Project Advancement Budget
Avalon Rare Metals Inc. – Thor Lake Project

Item	Cost (C$ millions)
Exploration/Upgrade Drilling and Geology	19.5
Metallurgical Testwork	5.0
Technical Studies and Support	4.0
Environmental Work	2.0
Sales and Marketing	1.5
Administration	11.5
Total	43.5

Page 20-2

21.	REFERENCES

BCC Research (2009): Rare Earths, Worldwide Markets, Applications, Technologies (AVM018F)

BCC Research (2006): Rare Earths, Worldwide Markets, Applications, Technologies (AVM018E)

Beus, A.A., Severov, E.A., Sitinin, A.A., and Subbotin, K.D. (1962): Albitized and Greisenized Granites (apogranites), NAUKLAD, SSSR, Moscow.

Birkett, T.C., Richardson, D.G. and Sinclair, W.D. (1994): Gravity modeling of the Blachford Lake Intrusive Suite, Northwest Territories. In Studies of rare-metal deposits in the Northwest Territories. Edited by W.D. Sinclair and D.G. Richardson. Geological Survey of Canada, Bulletin 475.

Bowring, S. A., Van Schmus, W. R., & Hoffman, P. F. (1984):  U-Pb Zircon Ages from Athapuscow Aulacogen, East Arm of Great Slave Lake, N.W.T., Canada; Can. J. Earth Sci., v.21, pp. 1315 - 1324.

Davidson, A. (1978): The Blachford Lake Intrusive Suite, an Aphebian Plutonic Complex in the Slave Province, Northwest Territories; Geol. Surv. Can. Paper 78 - 1A, pp. 119 - 122.

Davidson, A. (1982): Petrochemistry of the Blatchford Lake Complex near Yellowknife, Northwest Territories: in Uranium; in Granites, Y.T. Maurice (ed); Geological Survey of Canada, Paper 81-23, pp71-79.

Desrochers, J-P (2010): Geological Memo on the Lake Zone. Internal Memo to Avalon

EBA Engineering Consultants Ltd. (2009, December):  Thor Lake Project Pine Point Area Environmental Considerations.  Report prepared by EBA Consultants Ltd. for Avalon Rare Metals Inc.

Ecosystem Classification Group. (2008): Ecological Regions of the Northwest Territories – Taiga Shield. Department of Environment and Natural Resources, Government of the Northwest Territories.

Elzéar Belzile (2009): Technical Report for Niobec Mine, 43-101 report.

Golder Associates Ltd. (1998): An Environmental Survey of the Thor Lake Area. Submitted to Highwood, Morrison, Co.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 21-1

Golder Associates (1998): Thor Lake Beryllium Project: Environmental Baseline Study. Unpublished report prepared for Highland Resources Ltd. 32 pp + figures and appendices.

Harben, P.W. (2002): The Industrial Mineral Handybook, 4th edition; Industrial Minerals Information, Surrey, U.K.

Henderson, J. B. (1985):  Geology of the Yellowknife - Hearne Lake area, District of Mackenzie: a Segment Across an Archean Basin; in Geol. Surv. Can., Memoir 414, 135 p.

IMCOA (2009): Rare Earth Carbonate Pricing. Internal Avalon report.

Melis Engineering Ltd. (2010): Avalon Rare Metals Inc. Thor Lake Project - Nechalacho Deposit Pre-Feasibility Study 1,000 TPD Flotation Plant Process Description. Memorandum prepared for Scott Wilson RPA.

Melis Engineering Ltd. (2010): Avalon Rare Metals Inc. Thor Lake Project - Nechalacho Deposit Pre-Feasibility Study 1,000 TPD Flotation Plant Capital Cost Estimate Draft1. Memorandum prepared for Scott Wilson RPA.

Knight Piésold Consulting (2010): Avalon Rare Metals Inc. Thor Lake Project: Pre-feasibility Study Rock Mechanics Summary.  Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Knight Piésold Consulting (2010): Avalon Rare Metals Inc. Thor Lake Project: Pre-feasibility Study Tailings and Water Management.  Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Knight Piésold Consulting (2010): Avalon Rare Metals Inc. Thor Lake Project: Pre-feasibility Study Hydrometallurgical Tailings Management Facility.  Report prepared for Avalon Rare Metals Inc., Toronto, ON.

LeCouteur, P. C. (2002): Geological Report on the Lake Zone; prepared for Navigator Exploration Corp., 36 p.

Lindsey, H. Eugene (1987): "Thor Lake Project; Ore Reserves and Further Exploration, NWT, Canada". Internal company report.

Machida, K. (2006): Letter report to Avalon Ventures Ltd. of October 12, 2006.

MDN Inc (2009): Technical Report on the Crevier Property, SGS Geostat, for MDN Inc and Crevier Minerals Inc, 25 May 2009

Technical Report 43-101 – March 13, 2011
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Page 21-2

MDN Inc (2010): News Release

Melville G., Godwin, R., Russell, D., & Polson, J. (1989): Thor lake Area (NWT) Environmental Baseline Survey. Saskatchewan Research Council Publication E-901-1-E-89.

Pedersen, Jens C. (1988): Final Report on the Lake Zone Diamond Drilling of January-March, 1988; prepared for Highwood Resources Ltd., 25 p.

Pedersen, J. C., Trueman, D. L., & Mariano, A. N. (2007): The Thor Lake Rare Earths-Rare Metals Deposits, Northwest Territories, Field Trip Guidebook, GAC/MAC Annual Meeting 2007.

Richardson, D.G. and Birkett, T.C. (1995): Peralkaline rock-associated rare metals; in Geology of Canadian Mineral Deposit Types; in O.R. Eckstrand, W.D. Sinclair, and Saskatchewan Research Council [SRC]. (1989). Thor Lake Area (NWT) Environmental Baseline Study. Prepared for SENES Consultants Ltd. by Melville, G., Godwin, B., Russell, D., and Polson, J. SRC publication E-901-1-E-89.

Roskill (2009): The Economics of Niobium, 11th Edition

Roskill (2007): The Economics of Zirconium, 12th Edition

SBM Mineral Processing and Engineering Services Ltd. (2009): Process Criteria & Engineering Data for Design of a 1000 TPD Plant for Beneficiation of Thor Lake – Lake Zone Ore, Project Reference SBM-0907, October 2009, Revision 2, November 10, 2009

Scott Wilson RPA (2010): Technical Report on the Thor Lake Project, Northwest Territories, Canada, prepared for Avalon Rare Metals Inc. Report for NI 43-101 Amended September 21, 2010

Sinclair, W. D., Hunt, P.A., & Birkett, T.C. (1994): U-Pb Zircon and Monazite Ages of the Grace Lake Granite, Blachford Lake Intrusive Suite, Slave Province, Northwest Territories, in Radiogenic Age and Isotopic Studies: Report 8; Geol. Surv. Can., Current Research 1994-F, pp. 15 - 20.

Sinton, C. (2006):  Rare Earths: Worldwide Markets, Applications, Technologies; BCC Research, Report Code: AVMO 18E.

Source Geology of Canadian Mineral Deposit Types; by Eckstrand, O R (ed.); Sinclair, W D (ed.); Thorpe, R I (ed.); Geological Survey of Canada, Geology of Canada Series no. 8, 1995; pages 523-540 1 CD-ROM

Technical Report 43-101 – March 13, 2011
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Stantec.  (2010a): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 1 – Climate and Hydrology.  Final Interim Report.  Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec.  (2010b): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 2 – Hydrogeology. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec.  (2010c): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 3 – Aquatics and Fisheries. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec.  (2010d): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 4 – Terrain, Soils, and Permafrost. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec.  (2010e): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 5 – Vegetation Resources. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Stantec. (2010f): Thor Lake Rare Earth Metals Baseline Project Environmental Baseline Report: Volume 6 – Wildlife Resources. Final Interim Report. Report prepared for Avalon Rare Metals Inc., Toronto, ON.

Starkey & Associates Inc. (2009): Thor Lake Project SAG Design Testing Report, October 28, 2009

Teck Cominco (2006):  Pine Point Mine – Update to Restoration and Abandonment Plan Tailing Impoundment Area. Report. December 2006.

Trueman, D. L., Pedersen, J. C., de St. Jorre, L., & Smith, D. G. W. (1988): The Thor Lake Rare-metal Deposits, Northwest Territories, in Recent Advances in the Geology of Granite Related Mineral Deposits,  CIMM Special Volume 39.

U.S.G.S. (2009): Minerals Yearbook, chapters on Niobium, Tantalum, Zirconium, Rare Earths; U.S. Geological Survey, http://minerals.usgs.gov/minerals/pubs/myb.html

Wardrop Engineering Inc. (2006): Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT (Wardrop Document No. 0551530201-REP-R0001-03). Unpublished report prepared by Wardrop Engineering Inc. for Avalon Rare Metals Inc.

Technical Report 43-101 – March 13, 2011
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Page 21-4

Wardrop Engineering Inc. (2009):  Thor Lake – Lake Zone Mineral Resource Update, March 2009 (Wardrop Document No. 0851530201-REP-R0002-01). Unpublished report prepared by Wardrop Engineering Inc.

www.metal-pages.com

www.asianmetal.com

Technical Report 43-101 – March 13, 2011
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22.	DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” and dated March 13, 2011, was prepared by and signed by the following authors:

Signed and Sealed

Dated at Vancouver, BC	Finley Bakker, P.Geol.
March 13, 2011	Senior Resource Geologist, Avalon Rare Metals Inc.

Signed and Sealed

Dated at Vancouver, BC	Brian Delaney, P.Eng.
March 13, 2011	Senior Project Manager, Avalon Rare Metals Inc.

Signed and Sealed

Dated at Toronto, Ontario	Bill Mercer, P.Geol.
March 13, 2011	Vice President, Exploration, Avalon Rare Metals Inc.

Signed and Sealed

Dated at Toronto, Ontario	Dezhi Qi, P. Eng.
March 13, 2011	Process Engineer, Avalon Rare Metals Inc.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

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23.	CERTIFICATES OF QUALIFIED PERSONS

Technical Report 43-101 – March 13, 2011
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Page 23-1

CERTIFICATE OF QUALIFIED PERSON

I, Finley J. Bakker, P.Geo., as an author of this Technical Report entitled “Technical Report on the Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada”, prepared for Avalon Rare Metals Inc., and dated March 13, 2011, do hereby certify that:

1.	I am a Professional Geoscientist residing at 4798 Andy Road, Campbell River, BC V9H 1C6.

2.	I am the Senior Resource Geologist, working at the Avalon Rare Metals Inc. office in Delta, British Columbia located at Unit 330 - 6165 Hwy 17, Delta, BC V4K 5B8.

3.	I graduated with a degree in BSc. Honours in Geology from the McMaster University in 1979.

4.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (1991).

5.	I have worked as a geologist for a total of 31 years since my graduation from university.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Chief Geologist at four Mines;
•	Eight months experience at with the Thor Lake Project;
•	Have undertaken Resource calculations for 28 years;
•	Consultant geologist on a number of exploration and mining projects;
•	Exploration Manager at VMS deposit;
•	Exploration Geologist and Mine Geologist at a number of mines; and
•	Used MineSight/Compass software used in calculating the Mineral Resource for 20 years.

7.
I am responsible for the preparation of the Mineral Resource section (Section 17) of the Technical Report. I have had prior involvement with the property that is the subject of the Technical Report and have worked on the project since July 2010. I have visited the site in July and October 2010 and my most recent site visit was February 14 to February 22, 2011.

8.	I am not independent of the issuer applying all of the tests in section 1.4 of NI 43-101.

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 42-101F1.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 13th day of March, 2011.

(Signed and Sealed)

Finley J. Bakker, P. Geo.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 23-2

CERTIFICATE OF QUALIFIED PERSON

I, Brian Delaney, P.Eng., as an author of this Technical Report entitled “Technical Report on the Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada”, prepared for Avalon Rare Metals Inc., and dated March 13, 2011, do hereby certify that:

1.	I am Senior Project Manager with Avalon Rare Metals Inc. at the Avalon Rare Metals Inc. office in Delta, British Columbia located at Unit 330 - 6165 Hwy 17, Delta, BC V4K 5B8.

2.	I am a graduate of Queen’s University, Kingston, Ontario, Canada, in 2000 with a Bachelor of Science degree in Mining Engineering.

3.
I am registered as a Professional Engineer in the Province of Newfoundland and Labrador (Registration # 04350).  I have worked as a Mining Engineer for a total of 11 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Engineering design and project management in a wide range of technical projects.
•	Project work on several North American mines;
•	Fulfilled the rolls of Chief Engineer and Mine Superintendent; and
•	General Manager of a 500 tpd mining operation.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

5.	I visited the Thor Lake Property in January and February 2011.

6.	I am responsible for the review of Section 18 and the parts of Section 19 related to mining methods and site infrastructure, of the Technical Report.

7.	I am not independent of the issuer applying the test set out in Section 1.4 of NI 43-101.

8.	I have been involved with Avalon Rare Metals Inc. and the property that is the subject of this Technical Report since October 25, 2010.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 13th day of March, 2011.

(Signed and Sealed)

BRIAN DELANEY, P. ENG.

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 23-3

CERTIFICATE OF QUALIFIED PERSON

I, William Mercer, P.Geol (NWT), P. Geo (ON), P. Geo (NS), as an author of this Technical Report entitled “Technical Report on the Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada”, prepared for Avalon Rare Metals Inc., and dated March 13, 2011, do hereby certify that:

1.	I am Vice President of Exploration with Avalon Rare Metals Inc., at Suite 1901, 130 Adelaide Street West, Toronto, ON, M5H 3P5.

2.	I am a graduate of Edinburgh University, Scotland, in 1968 with a Bachelor of Science degree in Geology and of McMaster University, Hamilton, Ontario with a Doctor of Philosophy in Geology in 1975.

3.
I am registered as a Professional Geoscientist in the Province of Ontario (Registration # 186).  I have worked as a geologist for a total of 37 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Manage exploration programs, and advanced mineral property acquisitions for major mining companies for over 30 years both in Canada and overseas;
•	Supervise mineral exploration QAQC programs for major companies; and
•	Prefeasibility and Feasibility Study geological work on international projects.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

5.	I have visited the Thor Lake Property approximately once per month from 2007 to present, and my most recent site visit was February 3, 2011 to February 4, 2011.

6.	I am responsible for the overall preparation of the Technical Report.

7.	I am not independent of the issuer applying the test set out in Section 1.4 of NI 43-101.

8.	I have had extensive prior involvement with the Thor Lake Property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 13th day of March, 2011.

(Signed and Sealed)

WILLIAM MERCER, P. GEO

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 23-4

CERTIFICATE OF QUALIFIED PERSON

I, Dezhi Qi, P.Eng (Alberta), as an author of this Technical Report entitled “Technical Report on the Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada”, prepared for Avalon Rare Metals Inc., and dated March 13, 2011, do hereby certify that:

1.	I am Process Engineer with Avalon Rare Metals Inc., at Suite 1901, 130 Adelaide Street West, Toronto, ON, M5H 3P5.

2.
I am a graduate of University of Science and Technology, Beijing University, China, in 1982 with a Bachelor of Science degree in Metallurgical Engineering Geology and of University of Science and Technology, Beijing, China with a Master of Science in Chemistry in 1988.

3.
I am registered as a Professional Engineer in the Province of Alberta (Registration # M93530).  I have worked as a metallurgist for a total of 28 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•	Three years experience in Canada on hydrometallurgical testing;
•	Experience includes planning, designing, conducting and reporting testwork;
•	Completion of HAZOPS and technical protocols; and
•	Experience in China of rare earth, niobium, tantalum, zirconium and gallium processing.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

5.	I have not visited the Thor Lake Property but have visit the relevant laboratories during testwork on an ongoing basis.

6.	I am responsible for Section 16 (Mineral Processing and Metallurgical Testing) of the Technical Report.

7.	I am not independent of the issuer applying the test set out in Section 1.4 of NI 43-101.

8.	I have had prior involvement with the Thor Lake Property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 13th day of March, 2011.

(Signed and Sealed)

DEZHI QI, P. ENG

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 23-5

24.	APPENDIX A – BLOCK MODEL DRILL SECTIONS

Sections are 50 metres wide and at 100 metre intervals.

Section 415700

Section 415800

Section 415900

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 24-1

Section 416000

Section 416100

Section 416200

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 24-2

Section 416300

Section 416400

Section 416500

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 24-3

Section 416600

Section 416700

Section 416800

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 24-4

Section 416900

Section 417000

Section 417100

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 24-5

Section 417200

Section 417300

Section 417400

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 24-6

25.	APPENDIX B – NECHALACHO DEPOSIT DRILL HOLE COLLAR LOCATIONS

Notes:

1.	All drill holes, including historic holes, are listed.
2.	Not all drill holes were used in resource estimate, due to lack of analyses in some cases of historic holes. Some modern holes were for geotechnical purposes.

Drill Hole Number	Easting (NAD83)	Northing (NAD83)	Elevation above sea level (metres)	Azimuth in degrees	Dip in degrees below horizontal	Depth of end of hole (metres)
78-11	416,524	6,886,954	238	40.00	-40.00	53.64
78-12	416,524	6,886,954	238	0.00	-90.00	28.96
79-01	416,889	6,886,614	238	0.00	-90.00	24.99
79-02	417,149	6,886,894	237	0.00	-90.00	28.59
79-03	417,229	6,886,734	238	0.00	-90.00	31.70
79-04	417,614	6,886,519	247	0.00	-90.00	26.21
79-05	417,649	6,886,519	245	0.00	-90.00	24.38
80-01	416,774	6,887,471	238	0.00	-45.00	124.97
80-02	416,776	6,887,292	238	0.00	-90.00	63.09
80-03	416,774	6,887,106	238	0.00	-45.00	107.90
80-04	416,774	6,887,106	238	0.00	-90.00	62.48
80-05	416,769	6,886,919	238	0.00	-45.00	124.05
80-06	416,384	6,886,614	238	0.00	-45.00	87.17
80-07	416,726	6,886,569	238	0.00	-90.00	153.31
80-08	416,989	6,886,564	242	0.00	-90.00	150.88
80-09	417,282	6,886,674	239	0.00	-90.00	153.50
80-10	417,439	6,886,770	239	0.00	-90.00	153.31
80-11	417,371	6,886,508	243	0.00	-90.00	153.31
80-12	417,443	6,886,347	243	0.00	-90.00	153.31
80-13	416,534	6,886,459	240	0.00	-90.00	77.11
81-01	416,774	6,886,894	238	0.00	-90.00	110.30
81-02	416,772	6,886,749	238	0.00	-90.00	89.60
81-03	416,826	6,886,894	238	0.00	-90.00	98.80
81-04	416,779	6,886,952	238	0.00	-90.00	92.40
81-05	416,726	6,886,896	238	0.00	-90.00	92.70
84L-01	416,009	6,886,806	238	120.00	-53.00	152.40
84L-02	416,084	6,886,754	238	120.00	-50.00	153.01
84L-03	416,166	6,886,699	238	120.00	-53.00	152.40
84L-04	417,603	6,887,159	243	0.00	-90.00	55.47
84L-05	417,603	6,887,159	245	243.00	-45.00	212.40
85L-06	417,611	6,885,975	237	0.00	-90.00	401.42
86L-07	417,582	6,886,028	239	0.00	-90.00	60.96
88L-08	416,779	6,886,561	240	0.00	-90.00	303.89
88L-09	416,726	6,886,534	239	0.00	-90.00	151.49
88L-10	416,742	6,886,609	238	0.00	-90.00	151.49
88L-11	416,690	6,886,580	238	0.00	-90.00	151.49
88L-12	417,671	6,885,799	236	63.00	-55.00	92.96
88L-13	417,702	6,885,746	236	63.00	-45.00	83.82
88L-14	417,608	6,886,043	240	0.00	-90.00	90.53
88L-15	417,558	6,886,006	240	0.00	-90.00	127.10
88L-16	417,568	6,886,055	241	0.00	-90.00	60.05
88L-17	417,543	6,886,035	241	0.00	-90.00	44.81
88L-18	417,525	6,886,065	243	0.00	-90.00	44.81
88L-19	417,553	6,886,081	242	0.00	-90.00	75.29
88L-20	417,528	6,885,997	240	0.00	-90.00	44.81
88L-21	417,501	6,885,983	240	0.00	-90.00	44.81
88L-22	416,726	6,886,841	238	0.00	-90.00	57.00
88L-23	416,745	6,886,808	238	0.00	-90.00	139.29
88L-24	416,780	6,886,423	245	0.00	-90.00	139.29
88L-25	416,705	6,886,381	246	0.00	-90.00	178.91
88L-26	417,080	6,887,207	238	0.00	-90.00	151.48

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 25-1

Drill Hole Number	Easting (NAD83)	Northing (NAD83)	Elevation above sea level (metres)	Azimuth in degrees	Dip in degrees below horizontal	Depth of end of hole (metres)
L07-052	416,835	6,886,424	244	0.00	-90.00	201.17
L07-053	416,924	6,886,310	242	0.00	-90.00	250.10
L07-054	417,029	6,886,376	241	0.00	-90.00	250.10
L07-055	417,234	6,886,414	242	0.00	-90.00	200.40
L07-056	417,286	6,886,309	241	0.00	-90.00	21.40
L07-056A	417,286	6,886,309	241	0.00	-90.00	198.30
L07-057	417,511	6,886,212	241	0.00	-90.00	33.90
L07-057A	417,511	6,886,212	241	0.00	-90.00	183.00
L07-058	417,533	6,886,419	244	0.00	-90.00	164.70
L07-059	417,127	6,886,542	244	0.00	-90.00	151.00
L07-060	417,139	6,886,717	240	0.00	-90.00	143.25
L07-061	416,835	6,886,424	244	142.00	-60.00	18.30
L07-061A	416,835	6,886,424	244	142.00	-60.00	183.00
L07-062	416,737	6,886,216	243	0.00	-90.00	149.45
L07-063	416,521	6,886,212	244	0.00	-90.00	183.00
L07-064	416,340	6,886,321	243	0.00	-90.00	183.00
L08-065	417,087	6,887,221	237	0.00	-90.00	189.10
L08-066	416,933	6,887,222	237	0.00	-90.00	164.70
L08-067	416,929	6,887,368	237	0.00	-90.00	140.30
L08-068	417,084	6,887,370	237	0.00	-90.00	183.00
L08-069	417,234	6,887,364	237	0.00	-90.00	186.05
L08-070	416,937	6,887,067	237	0.00	-90.00	183.00
L08-071	417,089	6,887,066	237	0.00	-90.00	140.30
L08-072	417,089	6,887,066	237	0.00	-60.00	195.30
L08-073	417,084	6,886,917	237	0.00	-90.00	186.05
L08-074	416,933	6,886,917	237	0.00	-90.00	192.15
L08-075	416,685	6,886,969	237	0.00	-90.00	27.45
L08-075A	416,670	6,887,019	237	0.00	-90.00	204.35
L08-076	416,798	6,887,224	237	0.00	-90.00	206.90
L08-077	416,804	6,887,079	237	0.00	-90.00	210.45
L08-078	416,787	6,886,684	237	0.00	-90.00	183.00
L08-079	416,534	6,886,669	237	0.00	-90.00	164.70
L08-080	416,534	6,886,821	237	0.00	-90.00	173.85
L08-081	416,937	6,886,769	237	0.00	-90.00	173.85
L08-082	416,535	6,886,520	237	0.00	-90.00	189.00
L08-083	416,385	6,886,521	237	0.00	-90.00	179.95
L08-084	416,385	6,886,669	237	0.00	-90.00	173.85
L08-085	416,385	6,886,819	237	0.00	-90.00	213.50
L08-086	416,533	6,886,971	237	0.00	-90.00	213.50
L08-087	416,387	6,886,971	237	0.00	-90.00	179.95
L08-088	416,238	6,886,816	237	0.00	-90.00	189.10
L08-089	416,172	6,886,710	237	0.00	-90.00	213.50
L08-090	416,684	6,886,668	237	0.00	-90.00	192.15
L08-091	416,934	6,886,673	237	0.00	-90.00	213.50
L08-092	416,531	6,886,596	237	0.00	-55.00	228.75
L08-093	416,535	6,886,749	238	180.00	-55.00	161.65
L08-094	416,534	6,886,720	238	0.00	-90.00	198.25
L08-095	416,800	6,886,970	237	0.00	-90.00	188.65
L08-096	416,800	6,886,820	237	0.00	-90.00	185.00
L08-097	417,128	6,886,214	241	0.00	-90.00	201.30
L08-098	417,132	6,886,109	244	0.00	-90.00	238.80
L08-099	417,020	6,886,510	243	143.98	-89.81	183.00
L08-100	417,020	6,886,510	243	335.00	-75.14	198.25
L08-101	417,020	6,886,510	243	335.00	-65.00	204.35
L08-102	417,020	6,886,510	243	245.00	-74.76	198.25
L08-103	417,020	6,886,510	243	245.00	-64.65	228.75
L08-104	417,020	6,886,510	243	155.00	-75.61	228.75
L08-105	417,020	6,886,510	243	155.00	-65.79	204.05
L08-106	417,020	6,886,510	243	65.00	-75.84	228.45
L08-107	417,020	6,886,510	243	65.00	-65.00	210.15
L08-108	417,033	6,886,503	243	110.00	-75.02	213.20
L08-109	417,033	6,886,503	243	200.00	-74.58	182.70
L08-110	416,836	6,886,607	238	0.00	-90.00	216.85
L08-111	416,838	6,886,505	244	0.00	-90.00	201.30
L08-112	416,819	6,886,346	243	0.00	-90.00	198.25

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 25-2

Drill Hole Number	Easting (NAD83)	Northing (NAD83)	Elevation above sea level (metres)	Azimuth in degrees	Dip in degrees below horizontal	Depth of end of hole (metres)
L08-113	416,834	6,886,219	244	0.00	-90.00	198.25
L08-114	416,937	6,886,223	243	0.00	-90.00	192.15
L08-115	416,831	6,886,156	244	0.00	-90.00	198.25
L08-116	416,949	6,886,100	244	0.00	-90.00	198.25
L08-117	417,104	6,886,023	243	0.00	-90.00	205.10
L08-118	417,524	6,886,305	242	0.00	-90.00	216.55
L08-119	417,534	6,886,530	246	0.00	-90.00	198.25
L08-120	417,532	6,886,672	243	0.00	-90.00	198.25
L08-121	417,552	6,887,153	241	0.00	-90.00	198.25
L08-122	417,465	6,887,345	243	0.00	-90.00	21.40
L08-122A	417,477	6,887,283	243	0.00	-90.00	109.80
L08-123	417,404	6,886,675	238	0.00	-90.00	207.40
L08-124	417,400	6,886,572	242	0.00	-90.00	198.25
L08-125	417,400	6,886,425	243	0.00	-90.00	195.20
L08-126	417,284	6,886,506	241	0.00	-90.00	204.35
L08-127	417,235	6,886,672	238	0.00	-90.00	201.30
L08-128	417,229	6,885,964	240	0.00	-90.00	213.50
L08-129	416,952	6,885,961	241	0.00	-90.00	213.50
L08-130	416,519	6,886,371	246	0.00	-90.00	198.25
L08-131	416,363	6,886,229	250	0.00	-90.00	244.00
L08-132	416,207	6,886,218	247	0.00	-90.00	261.65
L08-133	416,200	6,886,375	239	0.00	-90.00	64.05
L08-134	415,994	6,886,377	242	0.00	-90.00	231.80
L08-135	416,000	6,886,532	249	0.00	-90.00	210.45
L08-136	417,985	6,887,306	257	0.00	-90.00	368.80
L09-137	417,030	6,886,377	241	90.00	-75.00	199.78
L09-138	417,025	6,886,376	241	270.00	-70.00	184.71
L09-139	416,952	6,886,009	242	0.00	-90.00	199.95
L09-140	416,950	6,886,015	242	0.00	-75.00	166.42
L09-141	416,956	6,886,009	242	90.00	-70.00	199.95
L09-142	416,952	6,885,869	237	0.00	-90.00	224.33
L09-143	416,801	6,885,962	237	0.00	-90.00	197.21
L09-144	417,131	6,886,424	241	0.00	-90.00	200.25
L09-145	417,125	6,886,324	241	0.00	-90.00	203.30
L09-146	417,128	6,886,374	241	0.00	-90.00	194.16
L09-147	417,343	6,886,200	240	0.00	-90.00	212.14
L09-148	417,287	6,886,147	240	0.00	-90.00	214.88
L09-149	417,286	6,886,098	240	0.00	-90.00	215.19
L09-150	417,402	6,886,147	240	0.00	-90.00	215.19
L09-151	417,423	6,886,295	241	0.00	-90.00	215.19
L09-152	417,134	6,886,269	241	0.00	-90.00	193.85
L09-153	417,051	6,885,868	237	0.00	-90.00	215.19
L09-154	416,956	6,885,819	237	0.00	-90.00	230.43
L09-155	416,851	6,885,870	237	0.00	-89.68	230.43
L09-156	416,609	6,885,429	241	0.00	-90.00	309.68
L09-157	416,854	6,885,919	237	0.00	-90.00	206.04
L09-158	416,901	6,885,869	237	0.00	-90.00	206.04
L09-159	416,804	6,885,916	237	0.00	-90.00	203.00
L09-160	416,802	6,885,872	237	0.00	-90.00	224.33
L09-161	416,704	6,885,967	237	0.00	-90.00	199.95
L09-162	416,603	6,885,999	237	0.00	-90.00	215.19
L09-163	417,135	6,886,110	244	35.00	-75.26	203.00
L09-164	417,135	6,886,110	244	125.00	-74.01	184.71
L09-165	417,131	6,886,109	244	180.00	-74.65	184.71
L09-166	417,131	6,886,109	244	270.00	-74.95	193.85
L09-167	417,104	6,886,023	243	90.00	-75.28	184.10
L09-168	417,104	6,886,023	243	180.00	-74.47	184.71
L09-169	417,103	6,886,022	243	270.00	-74.98	190.80
L09-170	417,038	6,885,958	241	90.00	-89.43	203.00
L09-171	417,038	6,885,958	241	90.00	-75.39	199.95

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 25-3

Drill Hole Number	Easting (NAD83)	Northing (NAD83)	Elevation above sea level (metres)	Azimuth in degrees	Dip in degrees below horizontal	Depth of end of hole (metres)
L09-172	417,036	6,885,958	241	0.00	-74.69	199.95
L09-173	417,037	6,885,957	241	270.00	-75.40	199.95
L09-174	417,037	6,885,956	241	220.00	-70.19	184.71
L09-175	417,038	6,885,956	241	180.00	-75.00	233.89
L09-176	416,951	6,885,965	241	180.00	-75.00	218.24
L09-177	416,953	6,885,965	241	270.00	-75.00	206.04
L09-178	417,039	6,886,102	244	0.00	-90.00	169.47
L09-179	417,039	6,886,103	244	0.00	-75.61	178.61
L09-180	417,040	6,886,101	245	270.00	-74.68	169.47
L09-181	417,041	6,886,099	245	180.00	-75.00	184.47
L09-182	417,045	6,886,098	245	90.00	-73.49	193.47
L09-183	417,041	6,886,199	243	0.00	-88.64	184.37
L09-184	417,041	6,886,200	243	0.00	-73.86	190.32
L09-185	417,048	6,886,200	242	90.00	-75.32	190.47
L09-186	417,046	6,886,202	242	180.00	-74.76	199.07
L09-187	417,041	6,886,204	243	270.00	-75.16	196.23
L09-188	417,130	6,886,213	241	90.00	-75.80	190.08
L09-189	417,136	6,886,112	244	315.00	-75.56	177.65
L09-190	416,945	6,886,006	242	270.00	-74.28	204.36
L09-191	416,833	6,886,061	244	0.00	-74.02	198.65
L09-192	416,836	6,886,064	244	270.00	-75.20	201.36
L09-193	416,832	6,886,062	244	180.00	-75.39	201.36
L09-194	416,835	6,886,061	244	0.00	-90.00	1070.00
L09-195	416,836	6,886,061	245	90.00	-75.00	181.66
L09-196	416,955	6,885,963	240	225.00	-70.00	257.86
L09-197	417,033	6,885,961	241	225.00	-64.83	251.76
L09-198	417,037	6,885,964	241	135.00	-64.96	206.04
L09-199	416,836	6,886,064	244	135.00	-68.16	248.72
L09-200	416,833	6,886,066	244	225.00	-74.43	207.75
L09-201	416,950	6,886,006	242	270.00	-68.16	203.00
L09-202	416,950	6,886,007	242	270.00	-82.45	186.86
L09-203	416,955	6,885,969	241	270.00	-70.02	227.38
L09-204	416,955	6,885,969	241	270.00	-82.55	221.28
L09-205	416,363	6,886,232	250	180.00	-74.09	299.04
L09-206	416,212	6,886,216	247	180.00	-74.61	301.95
L10-207	416,250	6,886,046	237	0.00	-87.95	282.53
L10-208	416,501	6,885,997	237	0.00	-88.33	288.31
L10-209	417,135	6,886,273	241	90.00	-74.87	199.92
L10-210	417,135	6,886,273	241	90.00	-65.63	243.46
L10-211	417,233	6,886,414	242	0.00	-75.50	199.00
L10-212	417,235	6,886,411	242	270.00	-75.20	221.00
L10-213	417,287	6,886,407	241	0.00	-88.75	227.40
L10-214	417,246	6,886,363	241	0.00	-89.66	202.85
L10-215	417,289	6,886,310	241	270.00	-75.49	227.10
L10-216	417,288	6,886,310	241	180.00	-76.02	232.71
L10-217	417,289	6,886,306	241	90.00	-74.98	223.97
L10-218	417,289	6,886,308	241	0.00	-75.86	203.10
L10-219	417,134	6,886,214	241	180.00	-75.01	183.20
L10-220	417,134	6,886,214	241	180.00	-65.99	200.30
L10-221	416,789	6,885,790	261	0.00	-88.28	452.00
L10-222	417,525	6,886,306	242	90.00	-74.71	275.05
L10-223	417,530	6,886,252	241	0.00	-88.53	212.90
L10-224	417,284	6,886,505	242	180.00	-80.35	196.60
L10-225	417,290	6,886,502	242	90.00	-75.43	201.65
L10-226	417,294	6,886,505	242	0.00	-74.77	221.40
L10-227	416,789	6,885,791	261	0.00	-59.05	376.00
L10-228	417,279	6,886,499	242	270.00	-75.23	206.00
L10-229	416,351	6,886,047	237	0.00	-89.04	248.21
L10-230	416,153	6,886,048	237	0.00	-89.51	251.80
L10-231	417,214	6,888,605	248	0.00	-89.12	401.00
L10-232	416,101	6,886,099	237	0.00	-89.20	282.40
L10-233	417,322	6,888,807	248	0.00	-89.44	197.00
L10-234	416,002	6,886,146	237	0.00	-88.72	272.65
L10-235	417,912	6,889,222	247	0.00	-88.15	440.00
L10-236	416,152	6,886,100	237	0.00	-88.08	263.50

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 25-4

Drill Hole Number	Easting (NAD83)	Northing (NAD83)	Elevation above sea level (metres)	Azimuth in degrees	Dip in degrees below horizontal	Depth of end of hole (metres)
L10-237	416,202	6,886,099	237	0.00	-89.02	284.00
L10-238	416,198	6,886,046	237	0.00	-89.64	278.00
L10-239	418,200	6,889,281	247	0.00	-88.57	207.00
L10-240	416,102	6,886,049	237	0.00	-89.01	290.00
L10-241	416,502	6,887,745	245	0.00	-89.19	407.60
L10-242	416,051	6,886,096	237	0.00	-88.51	274.00
L10-243	416,701	6,885,794	261	0.00	-89.18	395.00
L10-244	416,103	6,886,147	237	0.00	-89.62	277.00
L10-245	416,701	6,885,794	260	0.00	-65.03	298.30
L10-246	416,051	6,886,150	237	0.00	-88.87	257.60
L10-247	416,701	6,885,794	260	45.00	-65.00	254.30
L10-248	415,751	6,886,249	237	0.00	-89.56	250.00
L10-249	415,650	6,886,399	237	0.00	-88.23	269.00
L10-250	414,906	6,886,385	243	0.00	-89.57	302.35
L10-251	415,272	6,886,534	246	0.00	-89.78	353.00
L10-252	415,404	6,885,999	257	0.00	-89.47	302.00
L10-253	416,099	6,885,907	259	0.00	-89.47	359.00
L10-254	416,098	6,885,908	258	0.00	-64.37	320.00
L10-255	416,098	6,885,907	259	0.00	-75.89	239.00
L10-256	416,202	6,885,903	256	0.00	-90.00	359.00
L10-257	416,202	6,885,904	256	0.00	-64.25	303.75
L10-258	416,202	6,885,903	256	0.00	-74.35	296.00
L10-259	416,201	6,885,903	256	330.00	-65.00	302.00
L10-260	417,092	6,886,274	242	0.00	-90.00	205.50
L10-261	416,207	6,886,212	247	225.00	-74.63	281.00
L10-262	417,093	6,886,250	241	0.00	-90.00	199.50
L10-263	416,207	6,886,212	247	270.26	-75.09	293.00
L10-264	417,090	6,886,225	242	0.00	-90.00	196.50
L10-265	416,209	6,886,211	247	315.00	-75.24	272.00
L10-266	417,092	6,886,174	243	0.00	-90.00	184.50
L10-267	416,208	6,886,212	247	0.00	-75.62	290.00
L10-268	417,092	6,886,151	243	0.00	-90.00	201.50
L10-269	416,208	6,886,212	247	135.00	-75.08	305.00
L10-270	417,091	6,886,126	245	0.00	-90.00	213.50
L10-271	416,208	6,886,214	247	90.00	-75.01	311.00
L10-272	417,092	6,886,073	245	0.00	-90.00	203.00
L10-273	416,365	6,886,228	250	135.00	-64.63	278.00
L10-274	417,091	6,886,049	243	0.00	-90.00	185.00
L10-275	416,521	6,886,212	244	315.00	-67.21	299.00
L10-272	417,092	6,886,073	245	0.00	-90.00	203.00
L10-273	416,365	6,886,228	250	135.00	-64.63	278.00
L10-274	417,091	6,886,049	243	0.00	-90.00	185.00
L10-275	416,521	6,886,212	244	315.00	-67.21	299.00
L10-276	417,091	6,886,000	243	0.00	-90.00	182.00
L10-277	416,836	6,886,060	244	220.00	-54.49	251.00
L10-278	416,883	6,886,122	243	0.00	-90.00	176.00
L10-279	416,835	6,886,211	244	180.00	-63.98	249.65
L10-280	416,876	6,886,180	244	0.00	-90.00	172.00
L10-281	417,091	6,886,049	243	250.00	-66.41	269.00
L10-282	416,885	6,886,223	244	0.00	-90.00	177.00
L10-283	417,091	6,886,174	243	20.00	-65.37	218.00
L10-284	416,855	6,886,222	244	0.00	-90.00	173.00
L10-285	417,037	6,885,962	241	150.00	-55.41	277.60
L10-286	416,880	6,886,091	243	0.00	-90.00	166.00
L10-287	417,091	6,885,974	241	0.00	-89.67	221.00
L10-288	416,853	6,886,101	243	0.00	-90.00	175.00
L10-289	416,519	6,886,213	244	90.00	-74.69	249.10
L10-290	416,852	6,886,124	243	0.00	-90.00	202.00
L10-291	416,519	6,886,213	244	180.00	-75.83	261.50
L10-292	416,855	6,886,149	243	0.00	-90.00	194.00
L10-293	416,519	6,886,213	244	180.00	-66.72	286.40
L10-294	416,854	6,886,174	243	0.00	-90.00	190.00
L10-295	416,519	6,886,211	243	225.00	-75.71	241.90
L10-296	416,855	6,886,200	243	0.00	-90.00	179.00
L10-297	416,519	6,886,211	243	270.00	-75.71	259.50

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 25-5

Drill Hole Number	Easting (NAD83)	Northing (NAD83)	Elevation above sea level (metres)	Azimuth in degrees	Dip in degrees below horizontal	Depth of end of hole (metres)
L10-298	416,784	6,886,243	243	0.00	-90.00	179.00
L10-299	416,519	6,886,211	243	0.00	-75.55	239.00
L10-300	416,993	6,886,040	243	0.00	-88.55	182.40
L10-301	416,519	6,886,211	243	45.00	-75.38	224.00
L10-302	415,603	6,886,892	239	0.00	-88.07	364.60
L10-303	416,519	6,886,211	243	135.00	-75.62	209.50
L10-304	416,364	6,886,228	249	270.00	-75.39	302.00
L10-305	416,364	6,886,228	249	0.00	-72.82	281.00
L10-306	416,364	6,886,228	249	315.00	-74.01	281.00
L10-307	416,364	6,886,228	249	230.00	-73.12	309.00
L10-308	416,364	6,886,228	249	90.00	-74.53	284.00
L10-309	416,778	6,887,888	246	0.00	-89.86	287.00
L10-310	416,550	6,887,658	253	0.00	-88.09	278.00
L10-311	416,551	6,887,661	253	0.00	-75.00	211.00

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 25-6

26.	APPENDIX C – NECHALACHO DRILL HOLE INTERCEPTS IN BASAL ZONE, DRILLED WIDTH

Notes:

1.	Intercepts correspond to Basal Zone intercepts utilized in the block model.
2.	All elements in ppm, except TREO, HREO and HREO/TREO which are in %.
3.	Holes listed on collar table, and not on Intercepts table, had no significant Basal Zone intercept.

Drill Hole Number	Width (metres)	TREO %	HREO %	HREO/TREO %	ZRO2	NB2O5	GA2O3	TA2O5	Y2O3	LA2O3	CE2O3	PR2O3	ND2O3	SM2O3	EU2O3	GD2O3	TB2O3	DY2O3	HO2O3	ER2O3	TM2O3	YB2O3	LU2O3	HFO2	THO2	U3O8
80-05	46.62	0.34	0.08	23.53	28,120	3,364	-	407	771	-	2,585	-	-	-	-	-	-	-	-	-	-	-	-	-	-	17
80-07	25.44	1.02	0.43	42.16	61,334	6,967	-	777	4,311	-	5,924	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
80-08	19.49	0.69	0.17	24.64	51,290	4,364	-	469	1,724	-	5,179	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
80-09	80.43	1.33	0.23	17.29	-	-	-	-	1,073	2,430	5,107	620	2,433	449	57	422	67	344	62	141	15	77	10	-	224	31
80-10	29.66	0.11	0.03	27.27	5,706	537	-	47	287	-	776	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
80-11	15.23	0.49	0.08	16.33	36,680	5,550	-	475	837	-	4,084	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
80-12	75.84	0.51	0.10	19.61	28,610	4,628	-	374	1,020	-	4,121	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
81-01	14.46	4.84	1.34	27.69	-	-	-	-	7,023	7,164	15,930	2,369	7,735	1,767	241	1,871	343	1,710	380	894	120	702	104	-	138	50
81-03	21.57	0.42	0.08	19.05	30,313	3,441	-	417	797	-	3,418	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
81-04	46.98	0.55	0.11	20.00	33,013	4,088	-	517	1,088	-	4,353	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
81-05	51.15	0.67	0.14	20.90	46,289	6,755	-	636	1,378	-	5,254	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
84L-05	14.18	0.03	0.01	33.33	-	256	-	-	86	-	164	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88L-08	33.89	0.54	0.08	14.81	36,651	3,494	-	356	830	-	4,607	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88L-09	60.99	0.63	0.14	22.22	36,005	3,519	-	442	1,442	-	4,930	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88L-10	44.48	0.35	0.05	14.29	14,945	2,762	-	223	488	-	2,983	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88L-11	26.69	0.93	0.31	33.33	53,875	3,620	-	519	3,102	-	6,231	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88L-23	41.53	0.53	0.12	22.64	34,329	3,204	-	321	1,240	-	4,136	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88L-24	16.96	1.02	0.33	32.35	59,100	4,479	-	565	3,328	-	6,927	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
88L-25	24.63	2.41	0.23	9.54	-	-	-	-	1,002	5,035	9,285	1,306	5,148	1,014	96	711	66	222	31	78	9	58	9	-	261	85
88L-26	25.41	1.16	0.11	9.48	-	-	-	-	483	2,237	4,922	598	2,322	419	34	326	31	95	13	37	4	25	4	-	90	51
L07-052	65.97	1.47	0.35	23.81	17,316	3,788	133	379	2,041	2,402	5,078	660	2,597	498	64	477	84	484	82	186	22	99	12	385	302	41
L07-053	80.88	2.24	0.39	17.41	46,001	6,915	125	604	2,078	3,770	8,665	1,017	4,237	773	94	627	95	502	83	206	28	172	23	878	289	50
L07-054	68.64	1.43	0.36	25.17	35,377	4,910	123	421	2,016	2,244	4,678	655	2,553	541	71	463	81	431	85	210	34	208	32	730	102	29
L07-055	109.69	1.83	0.43	23.50	37,239	5,506	138	403	2,419	2,997	6,417	831	3,156	617	81	527	101	525	102	243	37	211	30	700	134	44
L07-056A	83.15	1.43	0.41	28.67	20,169	3,283	123	312	2,475	2,078	4,689	608	2,328	488	63	466	97	512	95	202	26	121	16	438	247	24
L07-057A	66.81	1.11	0.17	15.32	21,096	3,084	118	243	886	1,994	4,122	576	2,249	450	57	348	51	213	33	70	10	55	8	441	140	25
L07-058	30.82	2.16	0.15	6.94	1,923	5,300	178	363	569	4,133	9,750	1,154	4,322	705	81	464	65	258	30	43	4	19	2	52	383	53
L07-059	147.09	1.61	0.32	19.88	28,430	3,993	121	371	1,837	2,680	5,935	781	2,953	567	68	447	77	377	67	146	20	106	15	587	192	29
L07-060	117.91	1.60	0.31	19.37	19,653	4,166	164	361	1,863	2,753	5,861	783	2,954	544	64	420	76	391	70	146	18	86	11	421	275	36
L07-061A	76.95	1.95	0.38	19.49	39,601	5,805	122	528	2,082	3,134	7,362	931	3,564	698	82	549	100	502	89	195	28	153	22	830	300	63
L07-062	17.24	0.36	0.06	16.67	15,122	2,124	128	128	354	690	1,405	173	610	96	12	65	12	62	13	35	6	37	6	302	37	24
L07-063	212.62	1.61	0.18	11.18	33,470	5,172	134	409	847	2,997	6,675	828	3,200	574	66	424	51	220	32	71	10	66	9	700	199	48
L07-064	111.80	1.03	0.20	19.42	22,899	3,581	110	320	1,089	1,659	3,835	466	1,911	392	48	364	50	252	40	93	13	73	10	478	151	25
L08-065	10.21	0.95	0.11	11.58	22,271	2,342	121	192	537	1,785	3,814	488	1,941	346	39	247	26	119	20	46	7	46	7	478	44	16
L08-066	57.60	1.12	0.24	21.43	29,685	3,416	113	316	1,291	1,808	3,953	527	2,090	416	52	396	61	304	56	131	19	108	16	571	83	21
L08-068	68.64	1.14	0.23	20.18	24,669	3,121	110	310	1,129	1,775	4,194	527	2,175	455	57	442	63	307	51	122	17	93	13	529	135	21

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 26-1

Drill Hole Number	Width (metres)	TREO %	HREO %	HREO/TREO %	ZRO2	NB2O5	GA2O3	TA2O5	Y2O3	LA2O3	CE2O3	PR2O3	ND2O3	SM2O3	EU2O3	GD2O3	TB2O3	DY2O3	HO2O3	ER2O3	TM2O3	YB2O3	LU2O3	HFO2	THO2	U3O8
L08-069	95.24	1.20	0.24	20.00	30,732	3,456	155	303	1,299	1,895	4,404	571	2,281	439	53	394	57	303	55	118	16	86	12	559	210	61
L08-070	47.51	1.59	0.40	25.16	37,760	4,838	111	431	2,066	2,300	5,334	718	2,930	614	79	612	94	498	96	229	35	210	31	780	92	24
L08-071	26.82	0.49	0.11	22.45	29,145	3,694	112	353	668	822	1,730	239	873	124	14	98	16	111	27	80	13	75	12	577	31	25
L08-072	136.36	1.73	0.27	15.61	43,872	5,588	122	477	1,379	2,938	6,980	829	3,260	621	73	522	66	317	56	133	20	124	19	892	145	43
L08-073	49.93	1.67	0.34	20.36	43,848	5,397	131	484	1,667	2,565	6,190	773	3,114	667	86	621	87	404	71	176	29	191	30	869	117	38
L08-074	95.18	1.66	0.23	13.86	31,840	3,905	152	235	1,184	2,732	6,992	815	3,211	596	69	499	62	281	44	90	11	57	8	529	328	57
L08-075A	17.84	1.10	0.14	12.73	22,865	3,658	131	332	658	2,100	4,302	587	2,221	370	42	301	37	170	27	59	8	46	7	428	199	35
L08-076	39.68	1.41	0.29	20.57	35,441	4,970	118	438	1,502	2,217	5,223	644	2,588	542	68	510	72	367	66	157	23	130	19	673	144	41
L08-077	43.60	1.40	0.29	20.71	38,563	4,292	122	432	1,480	2,208	5,008	675	2,673	561	72	533	79	361	60	134	19	107	16	774	160	27
L08-078	43.08	1.19	0.28	23.53	30,462	3,571	117	324	1,435	1,785	4,098	536	2,201	486	62	465	73	369	66	149	22	133	20	577	127	21
L08-079	78.70	0.89	0.10	11.24	23,237	3,259	144	211	489	1,656	3,715	473	1,796	305	35	233	26	109	17	42	7	45	7	440	116	29
L08-079	36.06	1.51	0.30	19.87	34,214	4,755	103	444	1,526	2,423	5,530	719	2,865	585	73	543	79	376	64	143	21	122	18	676	179	24
L08-080	77.03	0.82	0.13	15.85	20,130	3,286	116	275	679	1,469	3,111	420	1,605	288	34	243	34	161	27	62	9	47	7	391	151	29
L08-081	39.06	1.76	0.45	25.57	41,566	4,749	112	470	2,339	2,501	5,901	789	3,175	709	93	693	109	566	111	278	42	239	35	795	77	27
L08-082	92.64	1.29	0.26	20.16	29,007	4,454	134	419	1,430	2,201	4,616	637	2,413	453	57	426	65	324	59	135	18	95	13	604	235	36
L08-083	119.94	1.57	0.16	10.19	25,186	4,017	161	277	679	3,009	6,691	847	3,033	567	67	460	48	186	27	56	9	52	8	493	274	47
L08-084	34.24	2.03	0.24	11.82	40,024	5,395	133	471	1,041	3,483	8,413	1,023	4,136	805	93	634	63	238	36	93	17	118	18	902	329	36
L08-085	102.89	1.24	0.19	15.32	25,635	4,198	126	360	909	2,135	4,840	617	2,408	463	55	408	52	237	39	88	13	73	11	547	147	36
L08-086	17.41	0.20	0.04	20.00	9,048	1,366	115	84	251	380	751	101	357	53	6	47	8	49	11	28	4	23	3	199	35	23
L08-087	60.22	1.57	0.43	27.39	34,026	4,014	102	401	2,306	2,243	5,101	684	2,800	621	82	650	107	568	105	254	36	202	29	670	135	26
L08-088	71.74	1.37	0.29	21.17	32,277	3,813	105	374	1,515	2,165	4,762	661	2,674	562	73	533	75	359	62	144	21	119	17	633	193	31
L08-089	125.63	1.18	0.29	24.58	25,988	3,549	104	364	1,516	1,800	3,914	541	2,176	464	60	463	70	360	65	163	23	130	18	550	129	22
L08-090	34.27	1.47	0.35	23.81	37,032	4,688	108	476	1,854	2,240	4,991	663	2,725	574	72	573	82	427	76	187	27	163	23	800	105	24
L08-091	52.37	1.28	0.29	22.66	32,256	4,016	128	356	1,523	1,976	4,560	578	2,336	495	62	467	65	343	62	158	23	141	21	605	89	25
L08-092	63.95	0.51	0.06	11.76	9,811	1,676	151	107	290	928	2,108	263	1,030	172	19	132	14	60	9	23	3	21	3	183	49	21
L08-092	7.92	5.07	1.20	23.67	67,550	15,351	109	1,391	6,485	7,411	18,932	2,033	8,579	1,739	222	1,879	276	1,462	263	666	100	609	87	2,219	267	50
L08-093	84.97	0.71	0.09	12.68	25,493	3,651	130	255	446	1,382	2,877	366	1,377	232	26	178	21	96	15	40	6	42	6	448	97	31
L08-094	113.58	1.15	0.21	18.26	21,740	3,886	128	337	1,104	1,891	4,346	548	2,155	420	51	389	53	266	46	111	16	97	14	456	153	36
L08-095	114.06	1.39	0.20	14.39	32,630	4,121	153	334	1,012	2,476	5,413	710	2,779	504	60	425	49	218	35	83	13	81	12	609	148	32
L08-096	30.34	1.10	0.22	20.00	25,218	4,102	136	354	1,211	1,760	4,050	516	2,026	400	49	377	51	266	47	116	17	101	14	526	134	35
L08-097	111.25	1.40	0.28	20.00	26,132	3,310	133	294	1,451	2,215	5,075	669	2,682	562	70	522	72	352	62	149	22	129	18	506	166	29
L08-098	138.21	1.57	0.34	21.66	31,411	4,217	120	341	1,759	2,403	5,653	708	2,950	611	75	618	81	420	74	187	28	165	22	586	97	23
L08-099	49.69	2.53	0.61	24.11	48,665	7,148	129	693	3,315	3,774	9,118	1,066	4,353	898	115	958	138	748	136	339	49	289	40	1,119	294	36
L08-100	61.21	1.85	0.32	17.30	49,317	6,011	149	576	1,636	2,989	7,168	863	3,528	723	87	663	82	394	64	143	19	114	16	991	238	37
L08-101	56.28	2.32	0.46	19.83	47,794	7,401	137	640	2,357	3,618	8,948	1,018	4,192	871	108	861	117	597	100	222	29	156	20	1,124	318	84
L08-102	10.52	0.60	0.12	20.00	38,210	4,601	129	429	699	1,072	2,300	284	996	125	15	121	19	128	29	82	12	72	11	735	54	32
L08-103	11.46	1.00	0.15	15.00	43,948	5,065	108	520	844	2,016	4,064	491	1,714	242	28	221	31	171	34	88	14	84	14	887	121	31
L08-104	86.57	2.19	0.34	15.53	44,023	6,508	144	613	1,645	3,602	8,918	1,027	4,165	826	97	725	89	420	66	149	21	125	18	1,008	351	66
L08-105	126.95	1.11	0.25	22.52	25,866	3,280	138	274	1,326	1,722	3,997	498	1,999	405	51	395	58	309	55	130	18	98	13	551	142	38
L08-106	100.45	1.18	0.25	21.19	17,995	4,536	145	323	1,489	1,953	4,374	530	2,100	370	45	365	57	315	56	124	15	71	9	351	216	27
L08-107	80.86	1.66	0.32	19.28	34,478	5,090	132	464	1,682	2,553	6,410	771	3,075	609	75	565	79	396	71	171	26	161	25	690	179	41
L08-108	94.59	1.27	0.23	18.11	23,416	4,017	150	361	1,234	2,120	4,706	632	2,456	468	57	411	57	276	47	103	13	66	9	464	218	39
L08-109	54.90	1.46	0.27	18.49	33,617	4,541	121	432	1,258	2,350	5,370	690	2,832	618	81	631	83	361	54	120	17	99	14	695	122	17
L08-110	44.32	1.44	0.16	11.11	40,077	5,591	161	456	786	2,723	6,091	745	2,775	451	51	338	40	175	27	66	11	74	12	819	227	55
L08-111	44.08	2.54	0.50	19.69	50,569	6,241	135	668	2,644	3,895	9,647	1,141	4,780	959	117	861	120	598	109	264	38	222	32	1,153	217	59
L08-112	22.91	0.20	0.04	20.00	6,576	764	126	48	242	333	746	94	372	64	7	56	8	44	8	21	3	19	3	152	13	14
L08-113	124.56	1.93	0.22	11.40	35,840	4,535	151	330	958	3,310	7,949	979	4,044	782	88	654	57	233	33	76	11	75	10	635	132	41
L08-114	64.73	1.50	0.31	20.67	34,739	5,164	119	447	1,663	2,467	5,466	669	2,760	552	67	545	79	413	66	154	20	119	16	673	143	31
L08-115	98.71	1.97	0.34	17.26	42,360	5,719	129	421	1,750	3,188	7,742	892	3,743	745	88	672	80	386	60	153	24	168	23	768	96	45
L08-116	149.46	1.50	0.31	20.67	25,934	3,206	124	278	1,680	2,358	5,487	681	2,850	572	67	523	70	368	62	159	22	139	19	480	89	47
L08-117	135.55	1.87	0.42	22.46	37,490	4,312	136	386	2,260	2,787	6,704	835	3,501	717	90	697	100	510	85	207	32	206	30	669	140	28
L08-118	130.92	1.97	0.48	24.37	34,572	4,879	124	406	2,743	3,023	6,802	869	3,520	713	88	688	109	600	108	253	32	161	20	702	336	34
L08-119	5.60	0.05	0.01	20.00	3,636	428	127	30	42	93	201	25	99	19	2	14	2	8	1	3	0	3	0	78	24	13
L08-120	122.58	0.14	0.03	21.43	3,344	369	124	28	186	252	507	64	242	45	6	42	6	35	7	17	2	15	2	74	24	8

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 26-2

Drill Hole Number	Width (metres)	TREO %	HREO %	HREO/TREO %	ZRO2	NB2O5	GA2O3	TA2O5	Y2O3	LA2O3	CE2O3	PR2O3	ND2O3	SM2O3	EU2O3	GD2O3	TB2O3	DY2O3	HO2O3	ER2O3	TM2O3	YB2O3	LU2O3	HFO2	THO2	U3O8
L08-121	17.09	0.80	0.15	18.75	12,632	1,768	136	143	793	1,547	3,114	341	1,287	217	28	198	32	185	36	89	13	73	10	228	65	26
L08-123	5.49	0.09	0.02	22.22	2,581	223	119	7	99	155	328	42	164	34	4	31	4	18	3	6	1	5	1	76	19	6
L08-124	16.88	0.46	0.04	8.70	2,927	441	133	21	145	922	2,009	237	910	156	18	119	12	46	5	10	1	7	1	68	66	16
L08-125	73.70	1.16	0.14	12.07	30,212	4,057	190	347	702	2,173	4,768	583	2,313	410	46	321	35	158	22	53	8	53	8	595	210	45
L08-126	150.32	1.85	0.32	17.30	30,054	4,971	144	416	1,733	3,106	7,070	869	3,574	688	80	575	79	401	64	142	18	96	12	620	294	26
L08-127	151.69	1.77	0.22	12.43	30,914	4,209	195	315	1,182	3,136	7,486	867	3,402	572	62	457	53	266	41	91	12	70	10	584	234	52
L08-128	5.74	1.83	0.46	25.14	23,858	3,796	142	357	2,718	2,751	6,346	768	3,224	601	72	581	101	595	103	230	28	146	18	453	249	60
L08-129	145.10	1.63	0.46	28.22	33,956	3,967	112	405	2,476	2,282	5,392	657	2,768	598	75	624	102	600	109	271	39	227	30	677	82	24
L08-130	17.76	0.32	0.05	15.63	10,879	1,238	135	80	245	558	1,247	153	610	104	12	86	11	52	9	24	4	23	3	218	24	19
L08-131	140.55	1.22	0.28	22.95	22,131	3,033	115	313	1,474	1,845	4,283	540	2,234	458	56	440	65	349	62	157	23	133	18	473	98	26
L08-132	72.08	1.33	0.37	27.82	29,919	3,573	102	405	2,018	1,894	4,314	571	2,347	510	66	535	87	485	88	221	31	178	24	664	105	20
L08-134	127.33	1.04	0.16	15.38	22,354	3,007	121	300	745	1,767	4,064	492	2,034	411	49	347	44	195	30	69	10	64	9	440	139	30
L09-137	108.93	1.25	0.26	20.80	18,854	3,009	158	298	1,406	2,125	4,641	572	2,168	442	55	420	61	307	55	148	20	121	17	463	105	21
L09-138	31.88	1.60	0.25	15.63	23,340	5,166	150	547	1,194	2,915	6,244	783	2,928	620	73	521	72	299	47	122	16	104	15	723	224	29
L09-139	102.09	2.13	0.54	25.35	37,855	4,892	140	507	2,801	3,303	7,293	911	3,571	799	109	821	131	662	124	331	46	291	42	792	109	38
L09-140	43.82	1.60	0.26	16.25	24,560	3,913	170	422	1,244	2,847	6,102	774	3,034	672	82	590	75	295	45	118	14	89	12	662	127	32
L09-141	62.23	2.23	0.63	28.25	38,969	5,160	135	550	3,485	3,254	7,258	939	3,662	849	110	831	139	787	151	417	55	324	43	858	91	26
L09-142	167.12	1.46	0.32	21.92	23,187	3,344	133	326	1,766	2,319	5,224	654	2,599	572	71	537	83	405	68	168	20	114	15	503	178	26
L09-143	118.37	1.59	0.31	19.50	26,887	3,850	139	375	1,525	2,643	5,944	730	2,888	641	82	596	80	368	63	173	24	165	24	601	99	29
L09-144	160.61	1.23	0.23	18.70	19,653	3,400	175	294	1,233	2,082	4,630	597	2,257	460	51	403	56	276	48	119	14	78	10	467	156	42
L09-145	78.14	1.53	0.40	26.14	27,387	3,615	138	420	2,101	2,330	5,207	643	2,519	587	83	611	97	510	88	235	30	187	26	648	149	16
L09-146	83.20	1.39	0.31	22.30	23,452	3,412	164	349	1,685	2,284	5,050	596	2,346	505	66	495	70	366	63	162	20	114	15	567	115	27
L09-147	96.42	1.72	0.45	26.16	27,960	4,066	147	425	2,496	2,641	5,890	703	2,849	639	83	634	98	532	95	262	38	223	29	618	105	25
L09-148	94.65	1.61	0.46	28.57	26,803	3,373	142	408	2,505	2,345	5,250	659	2,630	597	80	593	99	576	112	320	46	275	37	618	70	21
L09-149	112.81	1.26	0.33	26.19	16,913	3,144	131	352	1,764	1,914	4,261	531	2,083	481	60	466	73	393	75	200	29	179	26	529	61	22
L09-150	95.26	1.68	0.47	27.98	25,944	3,886	130	459	2,560	2,426	5,542	700	2,810	637	87	629	104	581	107	289	41	233	31	647	136	18
L09-151	63.61	1.52	0.34	22.37	22,109	4,274	146	472	1,698	2,400	5,338	677	2,716	650	86	645	99	456	71	177	22	147	21	695	123	14
L09-152	69.79	2.13	0.51	23.94	33,543	4,364	146	472	2,748	3,293	7,449	935	3,732	823	102	784	115	592	107	301	42	279	38	727	250	41
L09-153	93.30	1.93	0.34	17.62	32,349	4,777	149	446	1,663	3,296	7,375	903	3,584	768	95	717	96	421	67	168	21	137	19	655	231	28
L09-154	74.39	1.74	0.35	20.11	27,309	4,461	139	511	1,783	2,875	6,391	788	3,131	692	87	666	95	452	77	196	24	141	19	611	206	31
L09-155	115.62	1.82	0.43	23.63	26,944	3,885	156	429	2,220	2,872	6,364	822	3,138	696	89	673	102	527	102	267	37	208	28	604	146	24
L09-157	87.51	1.99	0.56	28.14	34,631	4,485	130	511	3,064	2,898	6,497	877	3,295	760	100	769	128	689	138	358	52	301	42	785	73	21
L09-158	153.10	1.56	0.36	23.08	29,037	3,574	137	374	1,927	2,464	5,415	734	2,734	613	79	605	95	461	83	195	26	149	21	637	89	24
L09-159	139.21	1.47	0.38	25.85	22,790	3,545	128	371	2,052	2,260	4,960	628	2,478	572	75	567	91	472	86	221	29	173	23	575	121	23
L09-160	102.21	1.73	0.47	27.17	27,750	3,841	147	408	2,576	2,646	5,755	732	2,870	646	86	657	108	589	109	281	36	204	27	612	149	27
L09-161	163.63	1.65	0.30	18.18	25,881	3,631	153	317	1,522	2,826	6,157	785	3,077	644	77	581	78	362	61	157	21	136	19	561	129	35
L09-162	91.36	1.11	0.14	12.61	17,819	3,427	153	345	586	2,031	4,469	557	2,214	469	53	388	43	155	23	60	7	51	7	575	156	35
L09-163	142.39	1.83	0.42	22.95	29,068	3,784	138	374	2,251	2,826	6,466	826	3,219	731	92	684	101	517	94	246	32	184	24	578	143	30
L09-164	132.62	2.04	0.45	22.06	38,097	4,753	144	436	2,352	3,153	7,380	941	3,654	804	101	752	107	528	93	267	34	213	32	728	101	24
L09-165	116.88	1.59	0.39	24.53	28,400	3,898	162	404	2,150	2,483	5,477	710	2,762	613	79	581	86	455	84	232	33	198	30	653	69	23
L09-166	110.94	1.74	0.30	17.24	31,492	3,721	141	365	1,478	2,902	6,549	865	3,401	722	86	617	81	370	58	166	19	116	19	659	143	28
L09-167	141.51	1.54	0.29	18.83	26,354	3,574	155	328	1,508	2,488	5,738	748	2,849	632	79	575	80	347	59	151	18	107	14	559	134	30
L09-168	154.47	1.53	0.29	18.95	28,027	3,893	167	381	1,480	2,564	5,671	739	2,842	621	77	557	75	355	61	159	21	123	20	615	110	29
L09-169	119.52	1.47	0.35	23.81	29,815	3,860	141	413	1,822	2,299	5,117	667	2,579	587	78	579	89	450	77	196	25	142	21	626	79	18
L09-170	90.85	1.26	0.35	27.78	23,942	3,295	141	347	1,911	1,854	4,137	522	2,065	485	65	485	80	443	81	210	28	173	24	523	69	21
L09-171	113.20	1.54	0.38	24.68	27,421	3,900	138	376	2,048	2,386	5,227	671	2,684	602	79	594	92	482	87	225	28	166	22	557	78	20
L09-172	124.42	1.78	0.45	25.28	34,423	4,634	142	469	2,364	2,720	6,032	775	3,038	688	88	670	106	559	102	291	35	210	29	666	86	25
L09-173	75.25	1.32	0.36	27.27	26,628	3,517	126	385	1,902	1,973	4,366	561	2,195	509	70	528	86	456	83	232	28	168	23	541	57	17
L09-174	27.99	0.57	0.16	28.07	7,892	1,189	127	117	895	840	1,856	239	942	213	30	231	41	225	39	93	11	57	7	188	68	16
L09-175	123.83	1.35	0.36	26.67	27,280	3,563	138	382	1,880	2,078	4,486	587	2,249	512	74	548	90	480	88	223	29	170	24	594	87	24
L09-176	102.06	1.22	0.35	28.69	22,069	3,099	122	345	1,879	1,776	3,924	527	2,019	462	62	458	81	435	85	228	30	175	24	509	49	16
L09-177	152.70	1.50	0.35	23.33	23,913	3,306	145	353	1,826	2,379	5,235	686	2,634	581	73	547	89	437	81	209	26	153	21	541	121	22
L09-178	138.52	1.85	0.37	20.00	33,827	4,259	161	407	1,845	2,977	6,677	885	3,478	778	95	711	94	450	77	205	25	159	21	660	77	25
L09-179	76.28	1.54	0.27	17.53	33,506	4,388	147	436	1,360	2,626	5,788	745	2,933	636	76	580	77	328	52	139	15	93	13	693	150	40

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 26-3

Drill Hole Number	Width (metres)	TREO %	HREO %	HREO/TREO %	ZRO2	NB2O5	GA2O3	TA2O5	Y2O3	LA2O3	CE2O3	PR2O3	ND2O3	SM2O3	EU2O3	GD2O3	TB2O3	DY2O3	HO2O3	ER2O3	TM2O3	YB2O3	LU2O3	HFO2	THO2	U3O8
L09-180	87.92	1.73	0.31	17.92	32,953	4,184	160	398	1,509	2,831	6,381	868	3,347	746	94	683	101	400	63	153	18	111	15	648	112	32
L09-181	118.25	1.48	0.36	24.32	29,803	3,690	135	401	1,908	2,292	5,086	662	2,599	587	75	565	90	456	81	217	27	159	22	579	65	18
L09-182	145.42	1.53	0.27	17.65	25,662	3,309	101	322	1,382	2,892	5,817	714	2,670	527	65	501	73	344	56	153	18	106	15	497	100	33
L09-183	7.35	0.71	0.08	11.27	13,510	2,022	132	313	297	1,331	2,908	357	1,369	289	32	231	27	89	12	31	4	31	5	539	147	35
L09-184	34.95	1.91	0.20	10.47	33,312	4,108	244	329	836	3,691	7,955	990	3,781	719	80	588	66	246	34	79	8	58	9	637	380	65
L09-185	85.09	1.71	0.31	18.13	29,324	3,893	141	411	1,563	2,877	6,465	819	3,184	689	86	625	83	372	63	162	20	119	16	671	167	33
L09-186	132.50	1.44	0.22	15.28	28,536	3,491	171	289	1,094	2,533	5,691	726	2,679	570	67	516	63	248	39	107	13	82	11	538	130	26
L09-187	2.70	0.16	0.04	25.00	6,985	607	-	47	213	250	570	70	258	52	7	56	8	47	9	28	4	21	3	172	9	7
L09-188	96.04	1.65	0.24	14.55	32,341	4,775	154	447	1,058	2,897	6,561	810	3,172	701	84	618	72	283	43	120	13	81	12	741	159	43
L09-189	70.25	1.75	0.23	13.14	33,384	4,341	203	383	1,022	3,046	7,106	865	3,503	716	84	608	68	266	39	115	11	64	10	626	259	34
L09-190	182.47	1.96	0.47	23.98	34,935	4,501	145	428	2,526	3,005	6,770	878	3,486	782	100	745	116	564	101	282	38	242	32	688	87	33
L09-191	133.91	2.26	0.38	16.81	41,733	5,248	172	438	1,986	3,984	8,600	1,130	4,219	858	100	756	96	417	68	181	23	155	22	807	135	46
L09-192	115.00	1.34	0.24	17.91	24,188	3,307	159	283	1,218	2,282	4,971	676	2,480	549	66	489	65	290	47	120	15	91	12	475	98	29
L09-193	125.54	1.27	0.23	18.11	22,196	3,139	137	291	1,147	2,138	4,763	622	2,357	513	64	476	64	300	46	120	14	89	12	485	111	23
L09-194	138.01	1.82	0.34	18.68	30,363	4,220	176	389	1,752	3,023	6,844	851	3,373	724	90	638	81	386	64	187	22	130	19	648	166	28
L09-195	112.09	2.10	0.38	18.10	36,392	4,313	150	419	1,979	3,451	7,935	993	3,978	870	97	733	98	444	73	200	24	141	19	744	176	38
L09-196	158.68	1.56	0.36	23.08	24,266	3,504	115	359	1,897	2,490	5,548	685	2,681	608	74	570	89	459	82	224	28	169	23	518	116	24
L09-197	178.94	1.33	0.35	26.32	19,197	3,103	144	333	1,870	2,060	4,538	549	2,174	494	63	477	81	436	83	224	29	172	23	495	97	28
L09-198	105.45	1.89	0.49	25.93	37,091	4,754	158	479	2,637	2,886	6,548	766	3,120	723	92	723	113	577	102	300	42	273	36	756	96	26
L09-199	16.39	0.71	0.07	9.86	12,875	1,675	-	124	269	1,283	2,918	381	1,491	316	35	249	24	78	11	30	4	22	3	278	44	12
L09-200	82.04	2.06	0.28	13.59	39,557	4,756	182	454	1,311	3,734	8,255	1,040	3,952	792	92	665	79	315	49	134	15	85	12	753	149	26
L09-201	136.81	1.63	0.38	23.31	29,643	3,977	148	401	1,968	2,533	5,677	735	2,879	640	81	605	93	461	83	244	28	170	23	589	68	19
L09-202	87.85	1.68	0.50	29.76	30,137	3,966	126	455	2,748	2,408	5,390	691	2,723	631	84	644	113	641	124	346	44	255	34	652	59	20
L09-203	104.29	1.49	0.42	28.19	25,579	3,487	138	388	2,347	2,191	4,892	626	2,471	567	76	565	97	518	99	269	37	213	28	565	56	18
L09-204	109.43	1.42	0.40	28.17	27,075	3,482	114	380	2,209	2,085	4,659	599	2,340	538	69	532	89	491	96	260	35	209	28	561	76	20
L09-205	47.84	0.81	0.17	20.99	9,971	3,193	137	335	931	1,303	2,963	374	1,462	293	35	258	40	209	37	89	10	53	7	277	126	28
L09-206	128.30	1.15	0.31	26.96	21,424	2,760	121	324	1,659	1,753	3,895	472	1,870	433	58	437	73	392	72	200	26	151	20	454	65	15
L10-207	129.82	1.68	0.45	26.79	39,987	5,028	133	462	2,394	2,518	5,603	715	2,813	662	85	661	106	581	105	295	38	232	34	716	85	70
L10-208	48.14	0.58	0.08	13.79	19,146	2,374	128	208	376	1,115	2,283	293	1,078	213	25	184	23	97	16	45	6	38	6	415	83	25
L10-209	120.22	1.39	0.31	22.30	28,493	3,651	148	364	1,568	2,183	4,902	645	2,498	569	73	552	80	386	67	180	24	151	22	559	108	24
L10-210	158.60	1.44	0.32	22.22	30,705	3,550	142	403	1,653	2,187	5,172	639	2,586	569	71	546	87	407	71	185	25	155	21	576	98	22
L10-211	72.81	1.36	0.23	16.91	31,746	4,695	152	389	1,204	2,424	5,203	644	2,495	499	60	467	60	257	42	114	14	86	12	607	144	23
L10-212	93.46	1.46	0.35	23.97	38,065	5,211	161	412	1,895	2,285	5,105	643	2,486	557	71	516	82	419	77	208	28	167	23	671	137	24
L10-213	144.40	1.26	0.22	17.46	19,109	3,530	187	251	1,196	2,149	4,877	603	2,307	465	52	399	57	269	46	111	13	69	9	353	184	33
L10-214	71.85	1.57	0.40	25.48	30,388	3,753	129	431	2,198	2,366	5,334	704	2,699	599	77	561	94	490	90	243	31	182	25	624	118	18
L10-215	104.52	1.16	0.28	24.14	15,528	2,354	138	216	1,547	1,859	4,072	500	1,972	428	54	408	65	353	61	157	19	101	13	315	164	26
L10-216	82.84	1.19	0.35	29.41	20,545	4,218	158	398	2,120	1,813	3,866	509	1,818	352	48	380	77	435	82	201	22	108	14	400	236	41
L10-217	56.19	1.41	0.35	24.82	25,910	3,765	156	384	1,897	2,184	4,895	624	2,391	535	75	540	89	444	78	198	23	123	17	504	199	24
L10-218	78.68	1.00	0.36	36.00	8,106	2,095	132	235	2,217	1,268	3,017	368	1,410	290	44	363	75	449	83	204	20	88	11	167	237	32
L10-219	125.07	1.53	0.28	18.30	29,276	3,910	148	343	1,387	2,543	5,694	727	2,885	649	79	568	75	323	54	139	17	102	14	511	129	25
L10-220	175.28	1.88	0.31	16.49	28,605	3,915	150	317	1,535	3,277	7,312	909	3,475	755	90	666	85	375	62	164	21	122	17	510	213	22
L10-221	22.44	1.29	0.14	10.85	9,357	3,611	168	278	543	2,355	5,372	680	2,590	519	59	413	49	183	25	56	5	29	4	189	296	164
L10-222	49.97	1.41	0.16	11.35	20,399	3,220	172	271	655	2,583	5,800	733	2,789	563	64	472	54	192	26	67	6	37	5	364	252	33
L10-223	134.87	1.53	0.23	15.03	34,107	3,961	160	321	1,131	2,676	6,003	745	2,983	633	76	552	69	272	41	107	12	80	11	568	144	31
L10-224	230.47	2.29	0.48	20.96	37,419	4,630	180	373	2,639	3,769	8,366	1,042	4,077	829	99	777	115	571	97	248	27	158	21	612	303	31
L10-225	64.55	2.30	0.29	12.61	46,207	6,445	258	497	1,452	4,507	9,361	1,176	4,247	794	89	682	86	345	53	128	15	84	12	758	353	41
L10-226	139.76	2.03	0.32	15.76	28,882	4,208	198	379	1,663	3,575	7,870	1,025	3,873	774	90	655	86	397	66	159	17	81	11	530	282	33
L10-227	138.50	1.23	0.28	22.76	21,860	3,072	132	301	1,461	1,976	4,349	546	2,125	471	61	451	70	349	61	156	20	128	19	428	111	17
L10-228	224.90	2.05	0.43	20.98	30,058	4,241	198	358	2,435	3,376	7,503	940	3,638	744	91	687	106	536	91	225	23	117	15	514	314	29
L10-229	95.93	1.45	0.25	17.24	35,700	3,922	129	500	1,245	2,548	5,489	708	2,674	594	78	491	66	302	49	140	16	83	14	786	156	34
L10-232	161.59	1.90	0.51	26.84	38,456	4,566	144	484	2,749	2,836	6,342	819	3,194	741	99	740	120	638	120	321	43	262	36	763	96	25
L10-234	114.45	0.94	0.11	11.70	25,991	2,716	133	285	469	1,680	3,808	485	1,925	421	47	337	38	131	19	49	6	43	6	514	100	27
L10-236	119.14	1.80	0.48	26.67	37,811	4,605	139	505	2,612	2,702	5,991	780	3,067	708	93	658	112	607	113	328	39	220	35	803	102	28
L10-237	119.92	1.48	0.42	28.38	30,221	3,707	123	396	2,277	2,151	4,794	612	2,445	582	76	560	93	529	99	261	36	202	28	612	66	15

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 26-4

Drill Hole Number	Width (metres)	TREO %	HREO %	HREO/TREO %	ZRO2	NB2O5	GA2O3	TA2O5	Y2O3	LA2O3	CE2O3	PR2O3	ND2O3	SM2O3	EU2O3	GD2O3	TB2O3	DY2O3	HO2O3	ER2O3	TM2O3	YB2O3	LU2O3	HFO2	THO2	U3O8
L10-238	117.57	1.33	0.33	24.81	27,229	2,963	125	331	1,802	2,031	4,626	579	2,275	522	64	467	72	387	69	187	27	161	23	529	99	25
L10-240	114.64	1.46	0.37	25.34	31,385	3,848	127	385	1,913	2,213	4,955	630	2,495	575	76	572	89	474	85	228	29	165	24	641	79	17
L10-241	55.01	1.06	0.25	23.58	22,946	2,873	121	336	1,284	1,651	3,658	478	1,892	436	58	411	70	358	57	134	17	104	14	479	102	17
L10-242	174.00	1.57	0.21	13.38	29,331	3,826	143	355	903	2,787	6,228	808	3,138	661	75	547	66	266	40	90	10	64	9	572	225	43
L10-243	60.94	1.34	0.27	20.15	24,017	3,857	136	490	1,406	2,226	4,878	632	2,471	535	69	514	68	339	57	140	16	91	12	512	216	37
L10-244	159.98	1.38	0.35	25.36	29,456	3,443	120	354	1,858	2,117	4,611	614	2,416	559	71	533	88	455	84	219	29	176	24	554	74	18
L10-245	112.16	1.91	0.51	26.70	29,063	3,945	145	450	2,858	2,825	6,199	841	3,353	742	96	719	119	677	121	295	37	180	23	605	250	32
L10-246	179.88	1.30	0.28	21.54	27,993	3,396	130	339	1,430	2,091	4,569	615	2,428	545	67	491	69	343	58	149	21	122	18	564	101	24
L10-247	94.63	1.47	0.32	21.77	27,544	3,487	149	400	1,642	2,391	5,257	674	2,619	583	75	553	85	415	74	190	25	152	20	557	127	34
L10-248	55.22	0.61	0.07	11.48	24,133	2,603	138	291	284	1,130	2,470	317	1,227	244	27	195	20	72	12	34	5	35	6	517	69	28
L10-249	134.86	1.38	0.27	19.57	26,645	3,133	127	340	1,361	2,321	5,077	642	2,502	548	69	515	74	338	56	134	17	106	14	529	155	27
L10-253	5.52	0.19	0.04	21.05	14,456	716	153	83	198	333	691	84	311	59	10	54	7	40	8	25	3	18	3	283	31	11
L10-254	43.54	1.59	0.33	20.75	28,484	3,873	131	428	1,649	2,532	5,836	703	2,820	662	85	591	97	448	72	179	21	127	18	636	151	25
L10-254	54.51	2.46	0.70	28.46	48,493	5,978	133	693	3,922	3,575	8,084	1,022	3,962	942	132	865	155	867	163	443	59	344	46	984	139	30
L10-256	12.03	0.24	0.03	12.50	6,537	4,274	129	302	110	416	951	123	460	107	12	83	11	40	5	12	1	10	2	139	46	74
L10-257	138.25	1.55	0.38	24.52	32,615	3,956	-	411	1,932	2,367	5,308	692	2,710	620	84	619	98	483	85	222	30	192	28	658	95	23
L10-258	60.58	1.47	0.29	19.73	27,813	3,640	-	383	1,392	2,469	5,403	699	2,629	602	81	573	84	370	64	163	20	113	16	562	135	45
L10-259	103.16	1.41	0.31	21.99	29,313	3,786	-	424	1,541	2,258	4,993	653	2,533	582	76	566	91	422	68	167	21	126	18	584	155	29
L10-260	171.48	1.35	0.31	22.96	27,922	3,897	-	365	1,634	2,186	4,779	620	2,317	494	66	482	76	397	73	203	27	160	21	582	137	41
L10-261	108.09	1.18	0.29	24.58	25,278	2,959	-	330	1,511	1,824	4,050	530	2,062	466	65	470	77	379	65	163	20	118	16	530	115	18
L10-262	157.87	1.57	0.32	20.38	25,990	4,135	165	379	1,680	2,504	5,803	739	2,816	610	77	533	83	407	74	183	24	135	19	573	190	34
L10-263	109.42	1.36	0.39	28.68	27,848	3,391	-	374	2,069	1,981	4,432	561	2,215	516	71	531	91	488	91	254	34	201	28	565	55	15
L10-264	67.07	1.70	0.38	22.35	28,769	3,940	161	450	2,009	2,600	6,123	811	2,986	652	83	617	101	479	94	233	32	164	25	634	152	29
L10-265	60.32	1.32	0.35	26.52	29,389	3,312	-	398	1,853	1,972	4,403	566	2,240	524	70	528	89	458	81	218	28	164	23	605	65	17
L10-266	59.13	1.35	0.22	16.30	24,274	2,825	169	288	1,112	2,288	5,105	695	2,627	544	66	457	63	257	41	101	13	82	12	522	133	34
L10-267	138.90	0.98	0.27	27.55	18,446	2,678	49	293	1,454	1,497	3,239	431	1,603	370	51	373	63	344	67	178	23	117	17	415	70	18
L10-268	75.71	1.29	0.27	20.93	23,456	3,243	168	309	1,485	2,067	4,721	613	2,293	494	63	443	69	315	55	140	18	107	15	472	103	47
L10-269	84.82	1.50	0.40	26.67	31,162	3,668	-	389	2,140	2,268	5,065	613	2,436	568	75	531	94	513	98	266	33	196	27	667	94	27
L10-270	81.45	1.08	0.17	15.74	13,713	2,318	173	171	893	1,944	4,186	528	2,049	428	49	349	48	207	34	83	10	55	7	268	128	57
L10-271	108.99	1.16	0.33	28.45	21,804	2,721	48	334	1,775	1,707	3,752	484	1,903	436	57	431	77	427	81	217	31	165	23	452	77	18
L10-272	122.77	1.71	0.42	24.56	32,102	3,822	157	374	2,293	2,674	5,900	745	2,948	651	85	551	99	526	99	261	35	198	28	597	98	26
L10-273	102.61	2.03	0.48	23.65	33,555	4,109	11	454	2,544	3,156	7,077	902	3,558	823	107	726	119	615	109	289	38	223	31	686	158	25
L10-274	86.15	2.36	0.52	22.03	48,837	5,771	146	529	2,738	3,777	8,549	1,035	4,150	928	121	767	126	685	122	317	43	251	36	893	117	29
L10-275	81.97	0.52	0.08	15.38	21,970	2,680	163	225	372	1,056	2,129	238	852	143	17	134	18	89	16	50	7	45	7	400	69	48
L10-276	129.91	1.89	0.40	21.16	30,149	4,384	145	427	2,083	3,074	6,902	883	3,322	743	102	655	98	512	86	229	29	169	24	636	119	30
L10-277	191.39	1.15	0.22	19.13	23,185	2,980	154	280	1,116	1,960	4,162	544	2,142	462	54	394	57	263	44	114	14	86	12	429	79	28
L10-278	52.36	0.79	0.10	12.66	17,970	2,642	170	250	508	1,449	3,243	407	1,505	271	31	210	25	107	19	50	7	39	6	371	93	33
L10-279	175.28	1.63	0.31	19.02	31,142	3,562	155	320	1,662	2,776	5,989	784	3,040	644	77	566	81	353	62	153	20	113	16	534	91	37
L10-280	87.83	1.85	0.33	17.84	35,353	3,871	183	432	1,689	3,062	7,011	886	3,475	793	106	596	86	419	68	164	24	144	21	716	123	26
L10-281	174.00	1.77	0.40	22.60	33,458	3,910	167	356	2,112	2,755	6,266	765	3,158	736	85	568	90	552	86	231	31	186	23	660	119	37
L10-282	54.81	1.60	0.40	25.00	31,495	3,857	166	411	2,234	2,494	5,542	676	2,654	594	80	525	93	487	86	235	36	240	32	623	81	23
L10-283	99.99	1.91	0.37	19.37	34,318	4,237	156	417	1,969	3,149	7,051	888	3,531	812	93	584	92	506	83	208	27	159	21	704	172	32
L10-284	95.05	1.41	0.25	17.73	28,385	3,405	173	312	1,340	2,391	5,373	673	2,621	568	69	444	66	313	51	125	16	97	13	549	94	23
L10-285	189.57	2.19	0.46	21.00	42,588	5,023	188	479	2,517	3,615	8,073	1,001	3,799	854	111	676	114	588	102	247	32	194	27	810	234	31
L10-287	201.48	1.78	0.38	21.35	34,258	3,904	173	396	2,063	2,849	6,409	830	3,191	711	92	569	90	487	86	215	28	163	23	650	106	28
L10-288	89.84	1.68	0.27	16.07	30,872	3,595	175	286	1,408	2,860	6,568	823	3,204	658	76	434	64	305	50	127	20	151	24	554	93	27
L10-289	89.16	0.55	0.08	14.55	25,744	3,277	167	258	447	1,027	2,252	265	1,013	177	20	123	17	88	17	48	7	47	7	464	54	34
L10-290	65.93	1.61	0.32	19.88	32,464	4,023	172	356	1,732	2,700	5,908	754	2,944	633	76	478	76	396	66	167	21	130	18	577	105	38
L10-291	208.30	1.75	0.27	15.43	25,715	3,927	160	365	1,397	3,068	6,932	858	3,272	714	89	530	78	356	58	130	15	82	11	484	266	37
L10-292	103.02	1.60	0.31	19.37	30,483	3,411	168	320	1,618	2,747	5,755	767	2,983	664	80	518	79	419	64	165	22	142	20	539	90	22
L10-293	163.71	1.66	0.20	12.05	35,100	4,452	165	415	968	2,995	6,808	812	3,322	681	74	463	54	249	35	84	11	71	9	663	184	27
L10-294	142.90	1.72	0.24	13.95	30,368	3,553	174	290	1,218	3,011	6,774	865	3,374	726	82	506	66	283	44	107	14	81	12	544	149	32
L10-295	199.89	1.56	0.23	14.74	21,235	3,098	162	308	1,071	2,721	6,121	795	3,012	666	80	491	62	303	44	107	14	93	12	423	218	30
L10-296	141.41	1.62	0.30	18.52	27,871	3,645	176	262	1,723	2,681	6,201	694	3,007	626	71	430	66	346	57	134	18	112	15	459	69	38

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 26-5

Drill Hole Number	Width (metres)	TREO %	HREO %	HREO/TREO %	ZRO2	NB2O5	GA2O3	TA2O5	Y2O3	LA2O3	CE2O3	PR2O3	ND2O3	SM2O3	EU2O3	GD2O3	TB2O3	DY2O3	HO2O3	ER2O3	TM2O3	YB2O3	LU2O3	HFO2	THO2	U3O8
L10-297	135.57	1.38	0.22	15.94	30,565	3,771	146	405	1,127	2,397	5,378	663	2,588	581	68	426	61	270	45	110	14	87	12	621	154	27
L10-298	181.88	1.72	0.27	15.70	38,972	4,051	190	372	1,499	3,033	6,858	764	3,120	681	75	413	59	296	50	123	16	107	15	637	144	32
L10-299	88.34	1.05	0.11	10.48	31,237	3,932	168	364	507	2,042	4,442	529	1,991	389	43	266	32	129	21	55	8	51	8	611	136	33
L10-300	78.51	1.20	0.28	23.33	23,803	3,004	136	299	1,470	1,946	4,187	521	2,070	483	63	439	74	365	61	150	22	161	25	479	60	18
L10-301	176.56	1.29	0.13	10.08	28,023	3,578	179	346	606	2,578	5,502	674	2,398	443	52	290	35	154	24	58	8	50	8	576	145	39
L10-302	45.18	0.43	0.14	32.56	15,555	3,716	110	395	864	606	1,362	165	631	130	19	136	29	179	34	83	9	47	6	272	98	33
L10-303	191.02	1.36	0.13	9.56	28,105	3,409	170	279	544	2,619	5,801	674	2,678	516	54	336	39	165	23	56	7	47	7	506	143	36
L10-304	200.55	1.32	0.35	26.52	25,510	3,171	144	359	2,002	1,970	4,528	514	2,231	495	61	400	73	420	80	213	30	173	24	485	85	21
L10-305	89.09	1.85	0.27	14.59	25,195	3,993	157	371	1,282	3,359	7,125	897	3,669	781	88	574	80	356	55	129	14	77	10	512	293	42
L10-306	143.63	1.28	0.32	25.00	25,932	3,346	134	332	1,731	2,067	4,393	542	2,128	495	68	471	76	398	72	182	24	135	19	496	88	20
L10-307	71.84	1.07	0.29	27.10	23,583	2,625	130	271	1,644	1,597	3,538	444	1,769	409	49	366	67	373	68	175	24	139	19	453	47	12
L10-307	15.03	0.84	0.18	21.43	24,418	2,628	122	297	944	1,389	3,018	379	1,477	328	38	279	48	241	41	101	13	83	12	519	115	17
L10-308	135.80	1.59	0.39	24.53	19,172	3,030	157	312	2,257	2,489	5,503	655	2,791	601	80	497	91	462	91	227	28	144	19	363	180	43
L10-309	14.04	0.92	0.26	28.26	21,629	2,333	125	265	1,367	1,306	3,111	361	1,495	364	48	351	65	359	67	178	23	137	19	439	46	14
L10-310	79.26	0.96	0.24	25.00	20,365	2,298	128	238	1,287	1,482	3,301	412	1,635	375	51	377	68	361	56	126	15	87	12	397	80	13
L10-311	79.88	1.30	0.32	24.62	28,939	3,312	137	341	1,792	2,081	4,554	545	2,123	491	63	439	74	390	71	171	23	140	20	541	60	15

Technical Report 43-101 – March 13, 2011
Prepared by Avalon Rare Metals Inc.

Page 26-6

FILED BY SEDAR
CONSENT OF EXPERT

March 13, 2011

Avalon Rare Metals Inc.
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories

Dear Sirs/Mesdames:

Re:           Avalon Rare Metals Inc. (the “Company”)

This letter is being filed as the consent Brian Delaney, P.Eng., Senior Project Manager of the Company, to the public filing of the technical report entitled “Technical Report On The Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” dated March 13, 2011 (the “Report”) and to extracts from, or a summary of, the Report in the press release of the Company dated January 27, 2011 (the “Press Release”).

I hereby confirm that I have read the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure in the Press Release.

Sincerely,

/s/ Brian Delaney, P.Eng.
Brian Delaney, P.Eng.
Senior Project Manager
Avalon Rare Metals Inc.

FILED BY SEDAR
CONSENT OF EXPERT

March   13   , 2011

Avalon Rare Metals Inc.
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories

Dear Sirs/Mesdames:

Re:           Avalon Rare Metals Inc. (the “Company”)

This letter is being filed as the consent of Dezhi Qi, P.Eng. (Alberta), Process Engineer of the Company, to the public filing of the technical report entitled “Technical Report On The Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” dated March 13, 2011 (the “Report”) and to extracts from, or a summary of, the Report in the press release of the Company dated January 27, 2011 (the “Press Release”).

I hereby confirm that I have read the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure in the Press Release.

Sincerely,

/s/ Dezhi Qi, P.Eng.
Dezhi Qi, P.Eng.
Process Engineer
Avalon Rare Metals Inc.

FILED BY SEDAR
CONSENT OF EXPERT

March   13th      , 2011

Avalon Rare Metals Inc.
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories

Dear Sirs/Mesdames:

Re:           Avalon Rare Metals Inc. (the “Company”)

This letter is being filed as the consent of Finley Bakker, P.Geo., Senior Resource Geologist, of the Company, to the public filing of the technical report entitled “Technical Report on the Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” dated March 13, 2011 (the “Report”) and to extracts from, or a summary of, the Report in the press release of the Company dated January 27, 2011 (the “Press Release”).

I hereby confirm that I have read the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure in the Press Release.

Sincerely,

/s/ Finley J. Bakker
Finley J. Bakker
Senior Resource Geologist
Avalon Rare Metals Inc.

FILED BY SEDAR
CONSENT OF EXPERT

March   13th, 2011

Avalon Rare Metals Inc.
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Securities Registry Northwest Territories

Dear Sirs/Mesdames:

Re:           Avalon Rare Metals Inc. (the “Company”)

This letter is being filed as the consent of William Mercer, P.Geo., Vice President, Exploration of the Company, to the public filing of the technical report entitled “Technical Report on the Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” dated March 13th, 2011 (the “Report”) and to extracts from, or a summary of, the Report in the press release of the Company dated January 27, 2011 (the “Press Release”).

I hereby confirm that I have read the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure in the Press Release.

Sincerely,

(Signed and Sealed)

WILLIAM MERCER, P. GEO
Vice President, Exploration
Avalon Rare Metals Inc.